Form 10-K405, Exhibit 13
period 1996-04-30
DATARAM CORP
filed 1996-07-29
CIK 27093

                       DATARAM CORPORATION

                     THE MEMORY SPECIALISTS

                       1996 ANNUAL REPORT









                                             [DATARAM LOGO]

CORPORATE PROFILE


Dataram is the leading independent manufacturer of memory boards for computer workstations, servers and minicomputers. With nearly 30 years of experience designing and manufacturing memory boards for the industry, we offer a broad range of products for Apple, Compaq, DEC, HP, IBM and Silicon Graphics computers. We sell our products through distributors, VARs, resellers, system integrators and OEMs into such diverse industries as manufacturing, finance, government, telecommunications, utilities, research and education. Our ability to respond quickly to change -- in business conditions, technology and the needs of memory users -- uniquely positions us for future growth in markets throughout the world.


FINANCIAL HIGHLIGHTS

(Dollar figures in thousands, except per share amounts

Fiscal Year                    1996     1995     1994     1993
                            _______  _______   ______   ______

Revenues                   $107,627 $103,028  $79,573  $58,564
Net earnings (loss)           1,450   (1,299)    (732)   3,018

Net earnings (loss) per
common and common share
equivalent                     0.38    (0.34)   (0.19)    0.76

Working capital              16,803   14,061   15,540   16,699
Stockholders' equity         18,078   16,390   17,903   18,684
Long-term debt                    0        0        0        0

Revenue per employee       $  2,031 $    902  $   527  $   405


TABLE OF CONTENTS


 1 Stockholders' Letter

 3 Management's Discussion
   and Analysis

 6 Financial Review

16 Selected Financial Data
To Our Stockholders

In a year of rapid change and severe challenge, Dataram relied on its experience and resiliency to restore profitability and maintain its position as a leading participant in the computer memory industry.

For the fiscal year ended April 30, 1996, Dataram achieved $1.45 million in net earnings, or $.38 per share, versus a loss of $1.3 million, or $.34 per share, for the year earlier period.

Earning a profit in the face of a 50 percent decline in selling prices during the last four months of fiscal 1996 tested the dedication of our entire organization.


Chip Price Decline

For the first six months of fiscal 1996, DRAM (dynamic random-access memory) chips, which comprise about 95 percent of our product cost, were in extremely short supply due to the sustained dynamic growth of workstations, personal computers and servers. We capitalized on our relationships with various suppliers to ensure chip quantities sufficient to meet our customer demand for our products. When DRAMs suddenly became readily available and their prices declined dramatically in the third quarter, we were obligated to value our inventory to reflect the new market condition and at the same time reduce selling prices for our computer memory products to remain competitive. As a result, we incurred a loss during the third quarter.

Why did falling chip prices adversely affect product selling prices? About three years ago, the emergence of simplified memory boards for open system workstations virtually transformed specialized memory products into commodity items. Consequently, prices for these products were closely tied to their major cost component -- DRAM chips.

Dataram successfully streamlined manufacturing operations last year, restructuring the workforce and relocating production capability to a highly automated facility located near our Princeton headquarters. Today we are positioned to profitably participate in a challenging, high-volume, low-margin industry.


A Return to Profitability

By reacting promptly to the changed reality of the DRAM marketplace we restored profitability in the fourth quarter and for fiscal 1996.

Our present ability to purchase chips on an as-needed basis has enabled us to maintain a low inventory and still fulfill customer orders on a same day basis. Inventories at the end of fiscal 1996 were $2.3 million, a 71 percent decrease from the previous year.

Dataram is growing at a faster rate than the computer memory industry, estimated at 15 percent annually. Although selling prices declined by approximately 40 percent during the fourth quarter, revenues decreased by only 22 percent, confirming the sustained strong demand for our memory products.


Pursuing Strategic Initiatives

Almost three decades of experience in the computer memory business have seasoned and prepared us to overcome the challenges inherent in a rapidly changing, technologically-driven growth industry.

In last year's annual report, we disclosed our strategy to continue growth into the foreseeable future. While responding rapidly to daily business challenges, we retained our focus and vision for the future. Thus, it is appropriate to restate these objectives and the progress we made in fiscal 1996.

o Increase unit volume as a low cost producer. Unit volume increased approximately 25 percent over the previous fiscal year. State-of-the-art manufacturing capabilities, combined with a streamlined, cost-efficient support structure, are enabling us to contain costs and remain profitable.

o     Increase revenues abroad by expanding into additional
foreign markets.   During the year, Dataram broadened its global
reach by establishing relationships with successful Latin American distributors. International revenues comprised 25 percent of total sales in fiscal 1995. Today, revenues from foreign markets represent 30 percent of overall sales volume.

o Broaden our product line. Declining chip prices and commensurate reductions to product selling prices present a formidable challenge to stabilizing revenue. While continuing our strong participation in the workstation and server markets, we believe we can obtain a larger share of the personal computer market. To this end, we have made strategic additions to sales/marketing staff in efforts to increase our participation in this market.








                               One


Utilizing the World Wide Web

Dataram is harnessing the power of the World Wide Web (WWW) which has enabled us to facilitate sales and improve productivity.

For the last year, Dataram's WWW Home Page
(http://www.dataram.com) has provided customers and shareholders with important information about the Company, including financial results, product offerings and technical support. Our distributors can download this information and add their own logos, addresses and phone numbers to customize Dataram product information to fit their needs.

Dataram recently established a Virtual Sales Office (VSO), affording customers the opportunity to trace orders from initial entry to type of shipment, specific carrier and time of arrival, 24 hours a day, seven days a week. VSO also provides the mechanism for direct order entry by our strategic partners and E-Mail communications between customers and our sales department, further improving our capability to respond quickly to customer needs. In addition to enhancing customer service, VSO's inherent efficiency increases sales staff productivity.


Focused For Future Growth

We are writing this letter midway through the first quarter of fiscal 1997, and are encouraged that the favorable financial results achieved in the fourth quarter are continuing. We believe we will continue to profitably participate in an expanding computer memory marketplace by:

o     Retaining our computer memory focus.   As leading computer
memory specialists, future efforts to broaden our product line will center on complementary products such as add-on memory for personal computers.

o Sustaining our technological advantage. Dataram always has been in the forefront of computer memory technological advances.
We plan to retain this strategic advantage. For example, Dataram recently shipped memory products incorporating the next generation of 64 megabit chip technology.

o Maintaining a strong financial condition. Dataram ended fiscal 1996 with no debt, an unused $11 million line of credit and a current ratio of 3.4 to 1. With strong operating cash flow and minimal planned capital expenditures, Dataram enters fiscal 1997 with ample financial resources to finance and implement its strategic growth initiatives.

Demonstrating confidence in management's ability to sustain satisfactory operating results in a challenging environment, the Board of Directors has approved an Open Market Repurchase Plan to repurchase up to 500,000 shares of Dataram Common Stock. The Board said it believes that, given the current trading prices of our common stock, such repurchases would be of long-term benefit to shareholders.

We extend deepest appreciation to our employees, who continued working with diligence and dexterity in a difficult year; and to our customers, who once again demonstrated their confidence in our organization.

Sincerely,


JOHN J. CAHILL

John J. Cahill
Chairman


ROBERT V. TARANTINO

Robert V. Tarantino
President and Chief Executive Officer

July 14, 1996
























                               Two
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Dataram is a developer, manufacturer and marketer of quality computer memory products for use with computers, workstations and servers. The Company's memory products, principally for workstations and servers manufactured by Sun, Hewlett-Packard, Digital Equipment Corporation, IBM, Apple, Compaq and Silicon Graphics, are sold worldwide to distributors, value-added resellers and large end users.

Computer memory products are produced by original equipment manufacturers including those mentioned above, Dataram Corporation and several other large independent memory manufacturers as well as a number of small job shops and specialty houses. Competition is fierce, and memory boards for the computer workstation and server markets are commodity items with low individual profit margins. The primary raw material used in producing memory boards are dynamic random access memory
(DRAM) chips. The purchase cost of DRAM chips typically represents approximately 95% of the total cost of a finished workstation memory board. Consequently, average selling prices for computer memory boards are extremely dependent on the pricing and availability of DRAM chips.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.



Years Ended April 30,               1996       1995      1994
_____________________               ____       ____      ____

Revenues                            100.0%     100.0%    100.0%

Cost of sales                        90.0       88.1      81.7
                                    _____      ______    _____

Gross profit                         10.0       11.9      18.3

Engineering and development           1.5        2.4       4.2

Selling, general and administrative   6.2       11.1      15.9
                                    _____      ______    _____

Earnings (loss) from operations       2.3       (1.6)     (1.8)

Other income (expense), net          (0.1)      (0.4)      0.0
                                    _____      ______    _____

Earnings (loss) before income taxes   2.2       (2.0)     (1.8)

Income taxes (benefit)                0.9       (0.7)     (0.9)
                                    _____      ______    _____

Net earnings (loss)                   1.3       (1.3)     (0.9)
                                    =====      ======    ======


Fiscal 1996 Compared With Fiscal 1995

The computer memory market changed dramatically in fiscal 1996. Up until late calendar 1995, DRAM chips had been in tight supply for a period of approximately two and one-half years, primarily because of the explosive growth in demand for personal computers. Chip manufacturers allocated DRAMs to OEMs and the larger independent memory manufacturers. Smaller manufacturers were forced to obtain DRAMs on the spot market at premium prices. Starting in late 1995, this situation changed. Chip manufacturers had invested heavily in production capacity and the growth rate for personal computers slowed modestly. Supply suddenly exceeded demand. In the ensuing inventory correction, the supply of DRAMs became plentiful and their prices plummeted. Competitive pressures forced computer memory manufacturers to lower the selling prices of memory boards as well. At present, most DRAMs are readily available and are expected to remain so for the foreseeable future. Consequently, average selling prices for computer memory boards are likely to remain under pressure. However, the workstation and server markets are expanding markets and the unit volume growth rate for memory products remains high.


Revenues in 1996 totaled $107.6 million, an increase of 4.5% over 1995 revenues of $103.0 million. Revenues from the sale of products for Sun and Hewlett-Packard manufactured workstations and computers totalled 74.6% of revenue. Revenues for fiscal 1996 were negatively impacted in the fourth quarter by the decline in average selling prices for memory boards associated with the reduction in the price of DRAMs.

Cost of sales increased $6.2 million in fiscal 1996 from fiscal 1995. Cost of sales as a percentage of revenue increased by 1.9% in fiscal 1996 from fiscal 1995. For most of the first three quarters of fiscal 1996, cost of sales to support incremental business was increased by the necessity of procuring DRAM chips from sources of supply less competitively priced than the Company's primary vendors.































                               Three

Engineering and development costs amounted to $1.6 million in 1996, a decrease of $0.9 million from fiscal 1995 expenditures of $2.5 million. This was primarily the result of a work force reduction implemented in the fourth quarter of fiscal 1995 associated with the previously announced decision to withdraw from the storage product business. The Company intends to maintain its commitment to timely introduction of new memory products.

Selling, general and administrative costs decreased by 4.9% of revenue to $6.7 million in fiscal 1996 from $11.5 million in fiscal 1995. As a result of the decision to withdraw from the storage product business in the fourth quarter of fiscal 1995, the Company's general and administrative, sales and marketing forces were significantly reduced.

Other expense, net of other income totaled $61,000 in 1996 versus $364,000 in 1995. Fiscal 1996 expense consists primarily of net interest expense. Included in 1995 expenses are $162,000 related to disposals of fixed assets associated with the storage product line. The balance of 1995 net other expense consists primarily of interest expense offset by income from salvage of certain obsolete equipment and inventory items.

Fiscal 1995 Compared With Fiscal 1994

Dataram announced in the fourth quarter of fiscal 1995 that it was phasing out of its line of storage products. The phase out resulted in a one time pre-tax charge to operations of $3.1 million for inventory write downs and disposals, severance expenses and other costs related to storage operations. The decision to withdraw from the storage business at this time was primarily due to the fact that the rapidly changing demands of the storage marketplace necessitated frequent product design changes with little opportunity to recover development costs. It was unclear as to when the Company's storage unit volumes could reach a profitable level. The Company's computer memory business accounted for 94% of total revenues in fiscal 1995 and was profitable. As a result of the restructuring in fiscal 1995 and 1994, the Company substantially reduced its cost of doing business. At the sales volume level of fiscal 1995, engineering and development expense and selling, general and administrative expenses are expected to be less than 10% of revenues.

Revenues in 1995 totaled $103.0 million, an increase of 29.5% over 1994 revenues of $79.6 million. Revenues from the sale of products for Sun and Hewlett-Packard workstations and computers were the leading contributors, totaling 66.5% of revenue. Revenues from the storage product line amounted to 6.2% of total 1995 revenues.

Cost of sales as a percentage of revenue increased by 6.4% or $25.8 million in fiscal 1995 from fiscal 1994. Cost of sales for memory products as a percentage of revenue for fiscal 1995 did not change significantly from fiscal 1994 year end levels. Memory product margins are not expected to improve in the foreseeable future.

Engineering and development costs amounted to $2.5 million in 1995, a decrease of $0.8 million over fiscal 1994 expenditures. This was primarily the result of a work force reduction implemented in the fourth quarter of fiscal 1994. Today's less complex workstation and server memories require less design effort.

Selling, general and administrative costs decreased by 4.8% of revenue to $11.5 million in fiscal 1995 from $12.7 million in fiscal 1994. This decrease in costs was primarily the result of work force restructuring made in the fourth quarter of fiscal 1994. During fiscal 1995, memory product sales were primarily generated by the Company's internal sales team. As a result of the decision to withdraw from the storage product business, the Company's external sales and storage marketing force was significantly reduced in the fourth quarter of fiscal 1995.

Other expense, net of other income totaled $364,000 in 1995 versus $8,000 in 1994. Fiscal 1995 expenses include $296,000 of interest expense as well as $162,000 associated with the disposal of fixed assets related to the storage product line offset by income from salvage of certain obsolete equipment and inventory items.






















                               Four


Liquidity and Capital Resources

The Company maintained a strong financial condition throughout 1996. A line of credit was used during the year to deal with peak cash demands. At the end of the year there was no outstanding balance owed on the credit line. Working capital at the end of fiscal 1996 amounted to $16.8 million, including cash and cash equivalents of $8.5 million, compared to working capital of $14.1 million, including cash of $0.7 million in fiscal 1995. Current assets at year end were 3.4 times current liabilities compared to 2.3 at the end of 1995.

Inventories at the end of 1996 were $2.3 million, a decrease of 71.3% over 1995 year-end inventories of $8.1 million. The decrease in inventories was largely attributable to the change in the DRAM marketplace which occurred in late 1995. Currently, DRAMs are readily available, and customer delivery requirements can be satisfied without maintaining large inventory levels.

Capital expenditures were $270,000 in 1996 compared to $581,000 in 1995. Capital expenditures for both years were primarily for automated testing equipment and management information systems upgrades. At the end of fiscal 1996, contractual commitments for capital purchases were nil. Capital expenditures in fiscal 1997 are expected to be in the same range as fiscal 1996 expenditures.

In June of 1996, the Company announced an open market repurchase plan providing for the repurchase of up to 250,000 shares of the Company's common stock. In July of 1996, the plan was amended to provide for the purchase of up to 500,000 shares of the Company's common stock.

Inflation has not had a significant impact on the Company's revenue and operations.

At year-end, the Company had no long-term debt outstanding and had available a committed line of credit providing for borrowings of up to $11 million, of which $10 million is a revolving credit facility and $1 million is a term loan facility. These facilities are still in place.

Management believes that its working capital together with internally generated funds and its bank line of credit are adequate to finance the Company's stock repurchase plan, operating needs and future capital requirements.


Common Stock Information

The Common Stock of the Company is traded on the American Stock Exchange under the symbol "DTM". The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock as reported by the American Stock Exchange.


                          1996                   1995
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
1st Quarter         7 3/4        4 5/8      5 5/8       4 1/8
2nd Quarter         9 3/8        6 1/4      5 7/8       4 1/4
3rd Quarter         8 7/8        5 3/8      7 5/8       4 5/8
4th Quarter         7            4 1/8      7           4 1/2


At April 30, 1996 there were approximately 2,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.

































                               Five
               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 1996 and 1995
               (In thousands, except share amounts)




                                               1996       1995
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 8,482    $   722
  Trade receivables, less allowance for
    doubtful accounts of $800 in 1996 and
    $695 in 1995, respectively                12,078     14,721
  Inventories:
    Raw materials                              1,435      4,726
    Work in process                               45        648
    Finished goods                               832      2,687
                                              ______     ______
                                               2,312      8,061
  Income tax receivable (note 4)                 424        676
  Deferred income taxes (note 4)                 389        486
  Other current assets                            50         44
                                              ______     ______
               Total current assets           23,735     24,710
                                              ______     ______
Property and equipment, at cost:
  Land                                           875        875
  Machinery and equipment                      6,190      5,952
                                              ______     ______
                                               7,065      6,827
  Less accumulated depreciation                4,867      4,197
                                              ______     ______
               Net property and equipment      2,198      2,630
Other assets                                       6         15
                                              ______     ______
                                             $25,939    $27,355
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 5,909    $ 8,780
  Accrued liabilities (note 7)                 1,023      1,869
                                              ______     ______
               Total current liabilities       6,932     10,649
  Deferred income taxes (note 4)                 929        316
                                              ______     ______
               Total liabilities               7,861     10,965
                                              ______     ______

  Stockholders' equity (note 5):
    Common stock, par value $1.00 per share.
      Authorized 18,000,000 shares; issued
      and outstanding 3,824,305 in 1996
      and 3,792,305 in 1995                    3,824      3,792
    Additional paid-in capital                 3,425      3,219
    Retained earnings                         10,829      9,379
                                              ______     ______
               Total stockholders' equity     18,078     16,390

                                              ______     ______
  Commitments (note 6)

                                             $25,939    $27,355
                                              ======     ======


See accompanying notes to consolidated financial statements.


































                               Six
               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 1996, 1995 and 1994
             (In thousands, except per share amounts)



                                          1996     1995     1994
                                       _______  _______  _______

Revenues                              $107,627 $103,028 $ 79,573
                                       _______  _______  _______
Costs and expenses:
  Cost of sales                         96,929   90,758   64,996
  Engineering and development            1,584    2,484    3,320
  Selling, general and administrative    6,661   11,451   12,682
                                       _______  _______  _______
                                       105,174  104,693   80,998
                                       _______  _______  _______
Earnings (loss) from operations          2,453   (1,665)  (1,425)
Other income (expense):
  Other income (expense), net               (2)     (68)      29
  Interest income                           41        -       16
  Interest expense                        (100)    (296)     (53)
                                       _______  _______  _______
                                           (61)    (364)      (8)
                                       _______  _______  _______
Earnings (loss) before income tax
  expense (benefit) and cumulative
  effect of change in accounting
  for income taxes                       2,392   (2,029)  (1,433)
Income tax expense (benefit) (note 4)      942     (730)    (583)
                                       _______  _______  _______
  Earnings (loss) before cumulative
    effect of change in accounting
    for income taxes                     1,450   (1,299)    (850)
  Cumulative effect of change in
    accounting for income taxes              -        -      118
                                       _______  _______  _______
Net earnings (loss)                     $1,450  $(1,299)  $ (732)
                                       =======  =======  =======
Earnings (loss) per common share:
  Earnings (loss) before cumulative
    effect of change in accounting
    for income taxes                       .38     (.34)    (.22)
  Cumulative effect of change in
    accounting for income taxes              -        -      .03
                                       _______  _______  _______
Net earnings (loss) per common share    $  .38  $  (.34)  $ (.19)
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.
                               Seven
              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 1996, 1995 and 1994
                          (In thousands)

                                          1996     1995     1994
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings (loss)                  $1,450   $(1,299) $ (732)
  Adjustments to reconcile net earnings
   (loss)to net cash provided by
   (used in) operating activities:

     Depreciation and amortization       693       876      825
     Loss on disposition of property
      and equipment                        2       162        -
     Bad debt expense                    485       422      258
     Cumulative effect of change in
      accounting for income taxes          -         -     (118)
     Deferred income tax expense
      (benefit)                          710      (530)    (139)
     Write-off of inventory                -     1,880        -
     Changes in assets and liabilities:
       (Increase) decrease in trade
        receivables                    2,333    (1,753)      81
       (Increase) decrease in
        inventories                    5,749     1,866   (4,931)
       (Increase) decrease in
        income tax receivable            252       326   (1,002)
       Increase in other current assets   (6)      (39)      (3)
       Decrease in other assets            9         6       15
       Increase (decrease) in accounts
        payable                       (2,871)   (1,177)   5,413
       Increase (decrease) in accrued
        liabilities                   (1,021)      339     (345)
       Decrease in income taxes
        payable                            -         -     (666)
                                       _____    _____     _____
  Net cash provided by (used in)
   operating activities                7,785     1,079   (1,344)
                                       _____     _____    _____
Cash flows from investing activities:
  Proceeds from sale of property
   and equipment                           7         -        -
  Purchase of property and equipment    (270)     (581)    (865)
                                       _____     _____    _____
  Net cash used in investing activities (263)     (581)    (865)
                                       _____     _____    _____
Cash flows from financing activities:
  Purchase and subsequent cancellation of
   shares of common stock                  -      (469)     (59)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                         238       255       10
                                       _____     _____    _____
  Net cash provided by (used in)
   financing activities                  238      (214)     (49)
                                       _____     _____    _____
Net increase (decrease) in cash and
 cash equivalents                      7,760       284   (2,258)
Cash and cash equivalents at
 beginning of year                       722       438    2,696
                                       _____     _____    _____
Cash and cash equivalents at end
 of year                             $ 8,482    $  722   $  438
                                       =====     =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                         $   125    $  258   $   53
    Income taxes                         582         -      472
                                       =====     =====    =====
Supplemental disclosures of noncash transactions:
  Disposal of fully-depreciated
   equipment                         $     -       348        -

                                       =====     =====    =====

See accompanying notes to consolidated financial statements.



















                               Eight
               DATARAM CORPORATION AND SUBSIDIARIES
         Consolidated Statements of Stockholders' Equity
            Years ended April 30, 1996, 1995 and 1994
               (In thousands, except share amounts)

                                                         Total
                                      Additional         Stock-
                              Common  paid-in   Retained holders'
                              stock   capital   earning  equity
                              ______  ________  _______  ________

Balance at April 30, 1993    $ 3,808  $ 3,113   $11,763  $18,684
  Issuance of 5,000 shares
   under stock option plan         5        5         -       10
  Purchase and subsequent
   cancellation of
   7,000 shares                   (7)     (11)      (41)     (59)
  Net loss                         -        -      (732)    (732)
                              ______  ________  _______   ______

Balance at April 30, 1994      3,806    3,107    10,990   17,903
  Issuance of 61,500 shares
   under stock option plan        61      194         -      255
  Purchase and subsequent
   cancellation of 75,000 shares (75)     (82)    (312)     (469)
  Net loss                         -        -   (1,299)   (1,299)
                              ______  ________  _______   ______

Balance at April 30, 1995      3,792    3,219    9,379    16,390
  Issuance of 32,000 shares
   under stock option plan        32      206        -       238
  Net earnings                     -        -    1,450     1,450
                              ______  ________  _______   ______

Balance at April 30, 1996    $ 3,824  $ 3,425  $10,829   $18,078
                              ======  ========  =======   ======


See accompanying notes to consolidated financial statements.













                               Nine
               Dataram Corporation and Subsidiaries
            Notes to Consolidated Financial Statements
                   April 30, 1996, 1995 and 1994

(1) Significant Accounting Policies

Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dataram International Sales Corporation (a Domestic International Sales Corporation
(DISC)) and DTM Development Corporation. DTM Development Corporation was dissolved during 1995. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents.

Cash and cash equivalents consist of unrestricted cash, and in 1996 money market preferred stock and commercial paper purchased with a maturity of three months or less.

Inventory valuation:

Inventories are valued at the lower of first-in first-out cost or market.

Property and equipment:

Property and equipment is recorded at cost. Depreciation is generally computed on the straight-line basis. Depreciation rates are based on the estimated useful lives which range from three to five years for machinery and equipment. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation are removed from the accounts.

Repair and maintenance costs are charged to operations as incurred.

Revenue recognition:

Revenue from product sales is recognized when the related goods are shipped to the customer and all significant obligations of the Company have been satisfied. Estimated warranty costs are accrued.

Product development and related engineering:

The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to development of new or improved products as well as ongoing support for existing products.

Income taxes:

Effective May 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (Statement 109), "Accounting for Income Taxes" and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statement of operations. Statement 109 requires a change from the deferred method of accounting for income taxes under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate changes.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

Earnings (loss) per share:

Earnings (loss) per common and common equivalent share are based on the weighted average number of shares outstanding and equivalent shares from dilutive stock options. In 1995 and 1994, the calculation was based solely on weighted average number of shares outstanding, as all options were anti-dilutive.

The determination of such shares used in the computation of per share data is as follows:

                     Weighted      Equivalent
                 average number      shares
                    of shares    from dilutive     Total
                   outstanding   stock options     shares
                 ______________  _____________   __________

1996                3,816,261        19,097       3,835,358
1995                3,796,526             -       3,796,526
1994                3,806,291             -       3,806,291

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

Statement of Financial Accounting Standards SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.

Stock options:

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation." This statement requires companies to make pro forma disclosures in a footnote of net income as if the fair value based method of accounting for stock options, as defined in the statement, had been applied. The accounting requirements of this statement are effective for transactions entered into during 1996 and ensuing years. However, the footnote disclosure requirement does not begin until 1997, at which time the disclosure will present information on a comparative basis. Management believes that the adoption of this pronouncement will not have a material effect on the consolidated financial statements.

















                               Ten
Reclassification

Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation.

(2)  Long-term Debt

Through October 26, 1994, the Company had a revolving credit facility with a bank which provided for borrowings up to $10,000,000. On October 27, 1994, the Company terminated that agreement and entered into a credit agreement with another bank for a three year $ 10,000,000 revolving credit facility and a $3,500,000 term loan facility. Borrowings under the term loan facility must be repaid in equal installments for a term of no longer than 60 months from the respective term loan date or may be prepaid without penalty. The agreement provides for Eurodollar rate loans, CD rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate less 1/2%. The Company is required to pay a commitment fee equal to 1/16 of one percent per annum on the unused commitment. The agreement contains certain restrictive financial covenants including a minimum current ratio, minimum tangible net worth requirement, minimum interest coverage ratio, maximum debt to equity ratio and certain other covenants, as defined by the agreement. On April 28, 1995 the Company amended and restated its credit facility with its bank dated October 27, 1994. Under the amended agreement the Company reduced the term loan facility to $1,500,000 and modified certain financial covenants. The maximum and average balances outstanding at any time during 1996 were $5,500,000 and $1,200,000, respectively. The maximum and average balances outstanding at any time during 1995 were $7,200,000 and $3,800,000, respectively. The average interest rate was 8% and 7.8% in fiscal years 1996 and 1995, respectively. As of April 30, 1996 and 1995, there were no amounts outstanding under these credit facilities. As of April 30, 1996, the amounts available for borrowing under the revolving credit facility and term loan facility were $10,000,000 and approximately $1,000,000, respectively.


(3) Restructuring

In Fiscal years 1995 and 1994, the Company restructured certain aspects of its business. During the fourth quarter of 1995, the Company announced the phase-out of its storage product line. In connection with this phase-out, the Company recorded a $3,132,000 pre-tax charge to 1995 operations consisting of approximately:
(1) $1,880,000 write-off of inventory; (2) $640,000 in severance and other costs related to employee termination; (3) $162,000 for disposal of machinery and equipment related to the storage product line; and (4) $450,000 in accruals for estimated net returns, warranty obligations, and other costs. These charges are included in cost of sales, engineering and development, selling, general and administrative, and other expense in the accompanying 1995 consolidated statement of operations and aggregated approximately $2,336,000, $150,000, $484,000 and
$162,000, respectively.

As of April 30, 1995, the Company had accrued approximately $1,090,000 for probable future cash expenditures related to the discontinued storage product line (of which none were paid as of April 30, 1995). All amounts accrued as of April 30, 1995 were paid out or otherwise satisfied during fiscal 1996.

During the third quarter of 1994, as a result of changes in the computer memory industry, the Company initiated a plan to reduce future operating costs through human resource and facility restructuring.

In connection with this plan, the Company recorded a $1,213,000 pretax charge to 1994 operations consisting of: (1) $836,000 of estimated costs relating to the Company's human resource restructuring program; (2) $300,000 write-off of inventory associated with the discontinuance of sub-contract manufacturing at one facility; (3) $22,000 provision for equipment relating to discontinued products; and (4) $55,000 for other restructuring related charges. Restructuring charges are included in cost of sales, engineering and development, and selling, general and administrative in the accompanying 1994 consolidated statement of operations and aggregated $698,000, $182,000 and $333,000, respectively.

As of April 30, 1994, the Company had accrued approximately $182,000 for probable future cash expenditures and had made payments of approximately $709,000 of cash in 1994 related to the aforementioned restructuring plan. The Company completed its human resource and facility consolidation program in fiscal 1995, which resulted in the payment of substantially all of the amounts accrued for as of April 30, 1994.
















                               Eleven
(4) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:

(In thousands)                 1996         1995         1994
                               ____         ____         ____
Current:
     Federal                 $  232       $ (200)      $ (444)
     State                        -            -            -
                               ____         ____         ____

                                232         (200)        (444)
                               ____         ____         ____
Deferred:
     Federal                    598         (474)         (54)
     State                      112          (56)         (85)
                               ____         ____         ____
                                710         (530)        (139)
                               ____         ____         ____
      Total expense (benefit) $ 942       $ (730)      $ (583)
                               ====         ====         ====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 34% to earnings (loss) before income taxes) as follows:

(In thousands)                 1996         1995         1994
                               ____         ____         ____

Computed "expected' tax
  expense (benefit)           $ 813       $ (690)      $ (487)
State income taxes (benefit)
 (net of Federal income tax
 benefit)                        74          (37)         (56)
Dividend exclusion                -            -           (4)
Other                            55           (3)         (36)
                               ____         ____         ____
                              $ 942       $ (730)      $ (583)
                               ====         ====         ====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)                              1996         1995
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  73        $  81
  Accounts receivable, principally due
   to allowance for doubtful accounts        316          198
  Inventories, principally due to
   reserve for obsolescence and
   additional costs inventoried for
   tax purposes pursuant to Tax Reform
   Act of 1986                                 -          207
  Net operating loss carryforwards            80          514
                                            ____         ____
     Total gross deferred tax assets         469        1,000
  Less valuation allowance                     -            -
                                            ____         ____
     Net deferred tax assets                 469        1,000
                                            ____         ____
  Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Property and equipment, principally
   due to differences in depreciation        (33)         (74)
  Other                                     (313)         (93)
                                            ____         ____
     Total gross deferred tax liabilities (1,009)        (830)
                                            ____         ____
     Net deferred tax assets (liabilities) $(540)       $ 170
                                            ====         ====

As of April 30, 1996, the Company has net operating loss carryforwards for state income tax purposes of approximately
$1,500,000, which expire through the year 2001.















                               Twelve
(5) Stock Option Plans
During 1982, the Company adopted an incentive stock option plan. In 1995, 1,500 options were exercised under this plan at an exercise price of $1.625 per share. As of April 30, 1996, no further options may be granted under the plan and options to purchase 6,000 shares are outstanding and exercisable at an exercise price of $3.567 per share.

In September 1992, the Company adopted an incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 950,000 shares of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 1996, 139,500 of the outstanding options are exercisable.

The status of the 1992 plan for the three years ended April 30, 1996 is as follows:

                                      Options Outstanding
                                      ___________________
                                                         Price
                                       Shares          per share
                                       ______          _________
Balance April 30, 1993                400,000        $     7.125
   Granted                             20,000              7.125
   Exercised                                -               -
   Cancelled                         (100,000)             7.125
                                      _______

Balance April 30, 1994                320,000              7.125
   Granted                                  -               -
   Exercised                                -               -
   Cancelled                                -               -
                                      _______

Balance April 30, 1995                320,000              7.125
   Granted                            142,000          5.125-6.75
   Exercised                          (32,000)             7.125
   Cancelled                          (78,000)             7.125
                                      _______
Balance April 30, 1996                352,000        $5.125-7.125
                                      =======        ============

In March 1990, the Company granted a total of 90,000 shares of nonqualified stock options to three non-employee directors of the Company. The options were granted for the purpose of retaining the services of qualified directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The aforementioned options are exercisable at a price of $4.21 per share, the fair market value at date of grant, for a five-year period commencing at the date of grant. During 1995, 60,000 of these options were exercised and the remaining 30,000 options expired.

In November 1992, the Company granted options to acquire a total of 120,000 shares to four non-employee directors of the Company. These options were granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The aforementioned options are exercisable at a price of $11.25 per share, the fair value at the date of grant, and expire five years after date of grant. Of each option 25% is first exercisable on or after the first anniversary of the date of the grant and an additional 25% on each of three succeeding anniversary dates. During 1996, 30,000 of these outstanding options were canceled in accordance with the terms of the plan. In March 1993, the Company granted an additional option to acquire 30,000 shares to an officer of the Company upon the same terms. This option was granted for the purpose of retaining the services of this officer who is not an employee of the Company. This option is exercisable at a price of $11.25 per share, which exceeded the fair value at the date of grant and expires in November 1997. At April 30, 1996, 90,000 of these outstanding options were exercisable.

(6) Commitments

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rents charged to operations amounted to approximately $555,000 in 1996, $449,000 in 1995 and $477,000 in 1994.

Minimum annual rental commitments for all noncancellable operating leases as of April 30, 1996 are approximately as follows:

(In thousands)

1997                     $  594
1998                        579
1999                        563
2000                        563
2001                        281
                          _____
                         $2,580
                          =====

(7) Accrued Liabilities

Accrued liabilities consist of the following:

(In thousands)                          1996         1995
                                        ____         ____
Payrolls, including
   vacations                          $  252       $1,084
Commissions                              225          120
Other                                    546          665
                                      ______       ______
                                      $1,023       $1,869
                                      ======       ======

(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $127,000, $215,000 and $273,000 in 1996,
1995 and 1994, respectively.



























                               Thirteen
(9) Segment Information - Operations and Assets by Geographic
Locations

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with workstations, minicomputers and servers which are manufactured by various computer systems companies. Information for 1996, 1995 and 1994 about the Company's operations and identifiable assets by geographic region is as follows:

(In thousands)                          Export
                                    ______________
1996                 United States  Europe    Other Consolidated
                     _____________  ______    _____ ____________
Revenues -
unaffiliated customers    $76,072   $21,630 $ 9,925    $107,627
                          _______   _______ _______    ________
Net revenues              $76,072   $21,630 $ 9,925    $107,627
                          =======   ======= =======    ========
Net earnings                                           $  1,450
                                                       ========
Identifiable assets                                    $ 25,939
                                                       ========

(In thousands)                          Export
                                    ______________
1995                 United States  Europe    Other Consolidated
                     _____________  ______    _____ ____________
Revenues -
unaffiliated customers    $78,535   $14,654 $ 9,839    $103,028
                          _______   _______ _______    ________
Net revenues              $78,535   $14,654 $ 9,839    $103,028
                          =======   ======= =======    ========
Net earnings                                           $ (1,299)
                                                       ========
Identifiable assets                                    $ 27,355
                                                       ========
(In thousands)                          Export
                                    ______________
1994                United States  Europe    Other Consolidated
                     _____________  ______   _____ ____________
Revenues -
unaffiliated customers    $59,900   $11,563 $ 8,110    $ 79,573
                          _______   _______ _______    ________
Net revenues              $59,900   $11,563 $ 8,110    $ 79,573
                          =======   ======= =======    ========
Net earnings                                           $   (732)
                                                       ========
Identifiable assets                                    $ 30,135
                                                       ========


                               Fourteen
                     INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Dataram Corporation:

We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended April 30, 1996. These consolidated financial statements arc the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Princeton, New Jersey
May 24, 1996













                               Fifteen
                           Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts

Years Ended April 30,         1996       1995       1994       1993      1992
______________________        ____       ____       ____       ____      ____

Revenues                   $107,627   $103,028   $ 79,573   $ 58,564   $40,166
Net earnings (loss)           1,450     (1,299)      (732)     3,018     3,033
Primary earnings
  (loss) per share              .38       (.34)      (.19)       .76       .80
Fully diluted earnings
  (loss) per share              .38       (.34)      (.19)       .76       .79
Current assets               23,735     24,710     27,027     23,784    18,523
Total assets                 25,939     27,355     30,135     26,867    21,343
Current liabilities           6,932     10,649     11,487      7,085     4,648
Long-term debt                    0          0          0          0         0
Total stockholders'
  equity                     18,078     16,390     17,903     18,684    15,645
Cash dividends                    -          -          -          -

Note: Net loss for 1994 included income of $118,000 or $0.03 per share related to adoption of SFAS 109, Accounting for Income Taxes


Quarterly Financial Data (Unaudited)
(In thousands, except per share amounts)
                                              Quarter Ended
                              ____________________________________________
Fiscal 1996                   July 31   October 31   January 31   April 30
___________                   _______   __________   __________   ________

Revenues                      $24,885      $32,331      $28,385    $22,026
Gross profit                    3,031        3,405        1,475      2,787
Net earnings (loss)               537          708         (243)       448
Net earnings (loss) per common
  and common equivalent share     .14          .18         (.06)       .12


Fiscal 1995                   July 31   October 31   January 31   April 30
___________                   _______   __________   __________   ________

Revenues                      $22,163      $27,361      $26,273    $27,231
Gross profit                    3,676        4,573        3,796        225
Net earnings (loss)               268          526          215     (2,308)
Net earnings (loss) per common
  and common equivalent share     .07          .14          .06      (.61)

                                       Sixteen

                                DIRECTORS AND CORPORATE OFFICERS

Directors

John J. Cahill
Chairman of the Board of Directors
of Dataram Corporation
Private Investor

Robert V. Tarantino
President and Chief Executive Officer
of Dataram Corporation

Bernard L. Riley
Private Investor

Richard Holzman*
Private Investor

Thomas A. Majewski*
Principal, Walden Inc.
(Venture Capital)

*Member of Audit Committee


Corporate Officers

John J. Cahill
Chairman of the Board

Robert V. Tarantino
President and Chief Executive Officer

Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

Hugh F. Tucker
Vice President, Sales and Marketing

Thomas J. Bitar
Secretary
Partner, Dillon, Bitar & Luther
(Law Firm)





Corporate Headquarters

Dataram Corporation
186 Princeton-Hightstown Road
West Windsor, NJ  08543
609-799-0071


Auditors

KPMG Peat Marwick LLP
Princeton, NJ


General Counsel

Dillon, Bitar & Luther
Morristown, NJ


Transfer Agent and Registrar

First Union National Bank
of North Carolina
Shareholders Services Group
230 South Tryon Street
11th Floor
Charlotte, NC  82288-1153


Stock Listing

Dataram's common stock is listed on
the American Stock Exchange with the
trading system DTM.


Annual Meeting

The annual meeting of shareholders
will be held on Tuesday, September 10,
1996, at 2:00 p.m. at Dataram's
corporate headquarters at:
     186 Princeton-Hightstown Road
     West Windsor Business Park
     West Windsor, New Jersey.


Form 10-K

A copy of the Company's annual report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.


Address requests to:

Vice President, Finance
Dataram Corporation
P.O. Box 7528
Princeton, NJ  08543-7528

                         DATARAM CORPORATION

                      CORPORATE HEADQUARTERS

                               P.O. BOX 7528

                    PRINCETON, NJ 08543-7528


                                   TELEPHONE

                                 800-DATARAM

                                609-799-0071


                                         FAX

                                609-799-6734


                                    WEB SITE

                      http://www/dataram.com





                                                  [DATARAM LOGO]