Form 10-K, Exhibit 13
period 1997-04-30
DATARAM CORP
filed 1997-07-29
CIK 27093

                          EXHIBIT 13(a)

                  Annual Report to Shareholders

                       DATARAM CORPORATION



                       1997 ANNUAL REPORT









                                             [DATARAM LOGO]

30 years
[DATARAM LOGO]
The Gigabyte Memory Specialist

Corporate Profile


Dataram is a leading independent manufacturer and marketer of high capacity memory products for Unix and NT workstations and servers. With three decades of experience designing, manufacturing and marketing memory products for the rapidly expanding computer memory industry, we offer a broad range of products for Compaq, DEC, HP, IBM, Sun and Silicon Graphics computers. We sell our products through distributors, VARs, resellers, system integrators and OEMs into such diverse industries as manufacturing, finance, government, telecommunications, utilities, research and education. Our ability to respond quickly to change - in business conditions, technology and the needs of memory users - uniquely positions us for future growth in expanding markets throughout the world.


Financial Highlights

(Dollar figures in thousands, except per share amounts)

Fiscal Year                    1997     1996     1995     1994
                            _______  _______   ______   ______

Revenues                   $68,980 $107,627  $103,028  $79,573
Net earnings (loss)          3,769    1,450    (1,299)    (732)

Net earnings (loss) per
common and common share
equivalent (fully diluted)    1.09     0.38     (0.34)   (0.19)

Working capital             15,039   16,803    14,061   15,540
Stockholders' equity        16,286   18,078    16,390   17,903
Long-term debt                   0        0         0        0

Revenue per employee      $  1,437 $  2,031   $   902  $   527

                                            TABLE OF CONTENTS
                                             1 LETTER TO OUR
                                               STOCKHOLDERS

                                             3 MANAGEMENT'S
                                               DISCUSSION AND
                                               ANALYSIS

                                             6 FINANCIAL REVIEW

                                            16 SELECTED
                                               FINANCIAL DATA

LETTER TO OUR STOCKHOLDERS


To Our Stockholders

Successfully implementing a carefully targeted strategic plan which capitalizes on established strengths, the Company achieved record earnings in fiscal 1997 and enhanced its position as a premier provider of high capacity memory products in an industry sustaining vigorous growth.

We have kept shareholders informed in a timely manner concerning the dramatic decline in the price of DRAM (dynamic random access memory) which began in January 1996 and the corresponding steep decrease in selling prices for the add-on memory products Dataram produces for workstations and servers. While this scenario has significantly reduced revenues, lower selling prices also have spurred a rapid rise in demand for workstation and server memory.

Although business conditions were challenging, we realized that a profitable future awaited us if we made the appropriate adjustments to operate more efficiently. We created a new business plan, tailored to the realities of a memory marketplace rewarding product pricing over product enhancements. The new plan produced our first strategic business objective.

Increase unit volume as a low cost producer

Establishing a state-of-the-art manufacturing facility has enabled Dataram to cost efficiently meet rising consumer demand and remain profitable under difficult business conditions. Keeping unit volume high and inventory levels low throughout fiscal 1997, we achieved a 146% increase in the number of gigabytes of memory delivered to customers during the year. These economies of scale enabled us to more than double our gross profit percentage, which currently stands at 21% versus 10% for the previous fiscal year. We plan to double the facility's square footage this year to accommodate anticipated increased demand.

Although unit volume remains strong, pressure on selling prices has affected revenues. To grow revenues and sustain our financial progress, we must successfully address a second strategic objective.

Broaden our product line

Dataram's 30 years' experience in computer memory provides competitive advantages in both technological expertise and knowledge of our specialized markets. We are capitalizing on these strengths to be first to market with products incorporating the latest technology such as 64 megabit chips for high capacity Unix and NT workstations and servers. We are investigating opportunities for new offerings to complement our core group of memory products.

The computer revolution, which originated in the United States, has permeated every corner of the globe. If Dataram is to succeed in an increasingly global economy, we must achieve future success both here and abroad and implement a third objective.

Expand into additional foreign markets

We have prudently but purposefully extended the geographic reach of our product line. Dataram products are available in 36 countries and foreign sales comprise approximately 30% of overall sales volume.

During fiscal 1998 we will further strengthen our presence in Europe by establishing an international distribution center in the United Kingdom. European customers will receive Dataram products within 24 hours of their order. We are planning additional improvements to our international infrastructure to capitalize on the myriad opportunities available to the Company.

Resellers have traditionally been a major source for distributing our products. While resellers will continue to play an important role, we must explore and increasingly utilize additional distribution channels to maximize product availability. If successful, we will have achieved our fourth strategic goal.

Expand our distribution network

An increased sales force is establishing relationships with key distributors and incorporating the most modern telecommunications technology to directly reach end users. Capitalizing on the accessibility and enormous growth of the World Wide Web, Dataram has generated increased interest in its Virtual Sales Office (VSO), where customers can both place and trace orders 24 hours a day, seven days a week.

Our strategic plan is demanding and ambitious, but affordable. We can implement our plan without incurring debt because we adhere to the following long-standing corporate credo:

Maintain a strong financial condition

Possessing solid financial resources has given Dataram considerable competitive advantages. It has enabled us to withstand the changing computer memory industry, deploying the requisite capital resources to maximize profitability during the good times, and giving us needed staying power during those challenging periods when a number of under financed competitors fell by the wayside. Financial stability also has given us access to capital at favorable rates. Equally important, it has enabled us to finance improvements to our operating infrastructure largely through cash on hand, avoiding debt and interest expense.

In fiscal 1997, Dataram strengthened an already healthy financial condition. We improved our current ratio from 3.4 to 1 to 3.9 to 1, with no debt and an unused $12 million line of credit.

Looking forward, we believe we can implement our strategic growth plan and maintain our solid financial position.

The Year Ahead

The computer memory industry traditionally has experienced periods of softness, and while this could reoccur during a portion of fiscal 1998, the overall industry trend is for solid growth to continue.

We are prepared to continue capitalizing on the many opportunities presented to us and anticipate another strong earnings year.

We want to thank our employees for their dedication and professionalism in helping Dataram achieve a financial milestone, and our customers whose loyalty to our products is deeply appreciated.

On March 27, 1997, John J. Cahill retired as a Director of Dataram after 17 years of service. We thank him for his dedication and contributions to the Company and wish him continued success in his professional and personal endeavors.

Sincerely,

ROBERT V. TARANTINO

Robert V. Tarantino
President and
Chief Executive Officer

July 14, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Dataram is a developer, manufacturer and marketer of quality computer memory products for use with high capacity workstations and servers. The Company's memory products, principally for workstations and servers manufactured by Sun Microsystems, Hewlett-Packard, Digital Equipment Corporation, IBM, COMPAQ and Silicon
Graphics, are sold worldwide to distributors, value-added resellers and end users.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the original equipment manufacturers mentioned above. Competition is fierce, and memory boards for the computer workstation and server markets are commodity items with low individual profit margins. The primary raw material used in producing memory boards are dynamic random access memory (DRAM) chips. The purchase cost of DRAM chips typically represents approximately 95% of the total cost of a finished workstation memory board. Consequently, average selling prices for computer memory boards are extremely dependent on the pricing and availability of DRAM chips.


Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,               1997       1996      1995
_____________________               ____       ____      ____

Revenues                            100.0%     100.0%    100.0%
Cost of sales                        78.9       90.0      88.1
                                    _____      ______    _____
Gross profit                         21.1       10.0      11.9

Engineering and development           1.5        1.5       2.4
Selling, general and administrative  11.1        6.2      11.1
                                    _____      ______    _____
Earnings (loss) from operations       8.5        2.3      (1.6)
Other income (expense), net           0.3       (0.1)     (0.4)
                                    _____      ______    _____
Earnings (loss) before income taxes   8.8        2.2      (2.0)
Income taxes (benefit)                3.4        0.9      (0.7)
                                    _____      ______    _____
Net earnings (loss)                   5.4        1.3      (1.3)
                                    =====      ======    ======


Fiscal 1997 Compared With Fiscal 1996

Fiscal 1997 was a year characterized by the continued rapid decline in DRAM prices. The primary memory chip used in the Company's products during the fiscal year was the 16 megabit DRAM. At the beginning of the year, these chips cost approximately $25 each. By the fourth quarter of the fiscal year, they were generally available at less than $8 each. As a result of competitive pressures in the industry, average selling prices for the Company's products declined throughout the year generally in line with the decline in DRAM prices. However, lower pricing for memory products resulted in a significant increase in unit demand. During the second half of fiscal 1997, the Company started producing workstation products incorporating the next generation of DRAMs, 64 megabit. It is anticipated that 64 megabit based products will be substantial contributors to fiscal 1998 revenues.

Revenues in 1997 totaled $69.0 million, a decrease of 36% from 1996 revenues of $107.6 million. As discussed, the decline in revenues in fiscal 1997 was the result of declining average selling prices for the Company's products offset by increased unit shipments. Revenues from the sale of products for Sun and Hewlitt-Packard workstations and computers were the leading contributors totaling 71.3% of revenues.

Cost of sales decreased $42.5 million in fiscal 1997 from fiscal
1996. Cost of sales as a percentage of revenues decreased by 11.1% in fiscal 1997 from fiscal 1996. With the change in the DRAM market, vendors could no longer charge independent memory manufacturers premiums to what the original equipment manufacturers were being charged for DRAMs.

Engineering and development costs amounted to $1.0 million in 1997, a decrease of $0.6 million from fiscal 1996 expenditures of $1.6 million. The Company intends to maintain its commitment to timely introduction of new memory products.

Selling, general and administrative costs were $7.7 million in fiscal 1997 versus $6.7 million in fiscal 1996. In fiscal 1997, the Company incurred increased legal expenses associated with a previously announced complaint filed by a competitor as well as planned increases in marketing and promotional expenditures.

Other income, net totaled $227,000 in 1997 versus other expense, net of $61,000 in 1996. Fiscal 1997 other income consists primarily of net interest income and fiscal 1996 other expense consists primarily of net interest expense.

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

Revenues in 1996 totaled $107.6 million, an increase of 4.5% over 1995 revenues of $103.0 million. Revenues from the sale of products for Sun and Hewlett-Packard manufactured workstations and computers totaled 74.6% of revenue. Revenues for fiscal 1996 were negatively impacted in the fourth quarter by the decline in average selling prices for memory boards associated with the reduction in the price of DRAMs.

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

Liquidity and Capital Resources

During fiscal 1997 the Company purchased and retired 766,000 shares of its common stock at a total price of $5.7 million while still maintaining a strong working capital and cash position. Working capital at the end of fiscal 1997 amounted to $15.0 million, including cash and cash equivalents of $6.8 million, compared to working capital of $16.8 million, including cash and cash equivalents of $8.5 million in fiscal 1996. Current assets at year end were 3.9 times current liabilities compared to 3.4 at the end of 1996.

Inventories at the end of 1997 were $4.4 million compared to 1996 year-end inventories of $2.3 million. At the end of fiscal 1997 many DRAM manufacturers, in an effort to increase prices, announced production cuts of 16 megabit DRAMs as well as a shift in allocation of production capacity to more profitable 64 megabit DRAMs. In response, the Company temporarily elected to increase its inventory commitment. Subsequent to year-end, the DRAM prices have returned to more normal levels and the Company has reduced its inventory. Currently, DRAMs are readily available.

Capital expenditures were $650,000 in 1997 compared to $270,000 in 1996. Capital expenditures in 1997 included approximately $200,000 for leasehold improvements and facility renovation. Remaining 1997 and 1996 capital expenditures were primarily for automated testing equipment and management information systems upgrades. At the end of fiscal 1997, contractual commitments for capital purchases were nil. Fiscal 1998 capital expenditures are expected to be in the same range as fiscal 1997 expenditures.

A competitor of the Company, Sun Microsystems, Inc., has filed a complaint against the Company asserting infringement of certain patents (See note 10 of notes to consolidated financial statements). The Company has filed its answer and affirmative defenses to the claim and has asserted several anti-trust and other anti-competitive counterclaims against Sun. At this time, it is too early to make any evaluation or estimate of the likelihood or amount of a favorable or unfavorable outcome of this case. Management believes its defenses against Sun's claims, and the Company's counterclaims are meritorious and intends to vigorously defend against the claims and pursue its counterclaims. However, no assurances can be made that an unfavorable outcome will not have a material adverse affect on the Company's consolidated financial condition, results of operations and liquidity.

On July 11, 1997, the Company announced an open market repurchase plan providing for the repurchase of up to 300,000 shares of the Company's common stock.


Inflation has not had a significant impact on the Company's revenues and operations.

During fiscal 1997, the Company renewed and increased to $12 million its unsecured revolving credit line with its bank. The credit facility was unused during fiscal 1997. Annually, $6 million of the facility is scheduled to expire. The Company intends to renew any expiring portion of the facility by the expiration date and maintain a $12 million total facility.

Management believes that its working capital together with internally generated funds and its bank line of credit are adequate to finance the Company's operating needs and future capital requirements.

Common Stock Information

The Common Stock of the Company is traded on the American Stock
Exchange under the symbol "DTM". The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock as reported by the American Stock Exchange.



                          1997                   1996
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
1st Quarter         6 11/16      5 1/2     7 3/4        4 5/8
2nd Quarter         8 1/8        6 1/8     9 3/8        6 1/4
3rd Quarter         11 1/4       7 5/8     8 7/8        5 3/8
4th Quarter         11 7/8       8 1/2     7            4 1/8


At April 30, 1997 there were approximately 2,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 1997 and 1996
               (In thousands, except share amounts)




                                               1997       1996
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 6,836    $ 8,482
  Trade receivables, less allowance for
    doubtful accounts of $800 in 1997 and
    1996                                       8,473     12,078
  Inventories:
    Raw materials                              3,369      1,435
    Work in process                               98         45
    Finished goods                               929        832
                                              ______     ______
                                               4,396      2,312
  Income tax receivable (note 4)                  48        424
  Deferred income taxes (note 4)                 423        389
  Other current assets                           101         50
                                              ______     ______
               Total current assets           20,277     23,735
                                              ______     ______
Property and equipment, at cost:
  Land                                           875        875
  Machinery and equipment                      6,840      6,190
                                              ______     ______
                                               7,715      7,065
  Less accumulated depreciation                5,461      4,867
                                              ______     ______
               Net property and equipment      2,254      2,198
Other assets                                       6          6
                                              ______     ______
                                             $22,537    $25,939
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 4,145    $ 5,909
  Accrued liabilities (note 7)                 1,093      1,023
                                              ______     ______
               Total current liabilities       5,238      6,932
  Deferred income taxes (note 4)               1,013        929
                                              ______     ______
               Total liabilities               6,251      7,861
                                              ______     ______




  Stockholders' equity (note 5):
    Common stock, par value $1.00 per share.
      Authorized 18,000,000 shares; issued
      and outstanding 3,077,449 in 1997
      and 3,824,305 in 1996                    3,078      3,824
    Additional paid-in capital                 2,453      3,425
    Retained earnings                         10,755     10,829
                                              ______     ______
               Total stockholders' equity     16,286     18,078

                                              ______     ______
  Commitments (notes 6 and 10)

                                             $22,537    $25,939
                                              ======     ======


See accompanying notes to consolidated financial statements

               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 1997, 1996 and 1995
             (In thousands, except per share amounts)



                                         1997     1996     1995
                                       _______  _______  _______

Revenues                              $ 68,980 $107,627 $103,028
                                       _______  _______  _______
Costs and expenses:
  Cost of sales                         54,409   96,929   90,758
  Engineering and development            1,030    1,584    2,484
  Selling, general and administrative    7,674    6,661   11,451
                                       _______  _______  _______
                                        63,113  105,174  104,693
                                       _______  _______  _______
Earnings (loss) from operations          5,867    2,453   (1,665)
Other income (expense):
  Other income (expense), net               18       (2)     (68)
  Interest income                          276       41        -
  Interest expense                         (67)    (100)    (296)
                                       _______  _______  _______
                                           227      (61)    (364)
                                       _______  _______  _______
Earnings (loss) before income tax
  expense (benefit)                      6,094    2,392   (2,029)
Income tax expense (benefit) (note 4)    2,325      942     (730)

                                       _______  _______  _______
Net earnings (loss)                     $3,769   $1,450  $(1,299)
                                       =======  =======  =======
Net earnings (loss) per common share:
  Primary                               $ 1.10   $  .38  $  (.34)
                                       =======  =======  =======
  Fully diluted                         $ 1.09   $  .38   $ (.34)
                                       =======  =======  =======

See accompanying notes to consolidated financial statements

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 1997, 1996 and 1995
                          (In thousands)

                                         1997     1996     1995
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings (loss)                   $3,769   $1,450  $(1,299)
  Adjustments to reconcile net earnings
   (loss)to net cash provided by
    operating activities:
     Depreciation and amortization         594      693      876
     Loss on disposition of property
      and equipment                          -        2      162
     Bad debt expense                      263      485      422
     Deferred income tax expense
      (benefit)                             50      710     (530)
     Write-off of inventory                  -        -    1,880
     Changes in assets and liabilities:
       (Increase) decrease in trade
        receivables                      3,342    2,333   (1,753)
       (Increase) decrease in
        inventories                     (2,084)   5,749    1,866
        Decrease in income tax
        receivable                         376      252      326
       Increase in other current assets    (51)      (6)     (39)
       Decrease in other assets              -        9        6
       Decrease in accounts payable     (1,764)  (2,871)  (1,177)
       Increase (decrease) in accrued
        liabilities                         70   (1,021)     339
                                         _____    _____    _____
  Net cash provided by
   operating activities                  4,565    7,785    1,079
                                         _____    _____    _____
Cash flows from investing activities:
  Proceeds from sale of property
   and equipment                             -        7        -
  Purchase of property and equipment      (650)    (270)    (581)
                                         _____    _____    _____
  Net cash used in investing activities   (650)    (263)    (581)
                                         _____    _____    _____

Cash flows from financing activities:
  Purchase and subsequent cancellation
   of shares of common stock           (5,671)       -     (469)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                          110      238      255
                                        _____    _____    _____
  Net cash provided by (used in)
   financing activities                (5,561)     238     (214)
                                        _____    _____    _____
Net increase (decrease) in cash and
 cash equivalents                      (1,646)   7,760      284
Cash and cash equivalents at
 beginning of year                      8,482      722      438
                                        _____    _____    _____
Cash and cash equivalents at end
 of year                             $  6,836  $ 8,482   $  722
                                        =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                         $     43  $   125   $  258
    Income taxes                        1,881      582        -
                                        =====    =====    =====
Supplemental disclosures of noncash transactions:
  Disposal of fully-depreciated
   equipment                         $      -  $     -   $  348

                                        =====    =====    =====

See accompanying notes to consolidated financial statements

               DATARAM CORPORATION AND SUBSIDIARIES
         Consolidated Statements of Stockholders' Equity
            Years ended April 30, 1997, 1996 and 1995
               (In thousands, except share amounts)

                                                         Total
                                      Additional         Stock-
                              Common  paid-in   Retained holders'
                              stock   capital   earning  equity
                              ______  ________  _______  ________


Balance at April 30, 1994    $ 3,806  $ 3,107  $10,990   $17,903
  Issuance of 61,500 shares
   under stock option plans       61      194        -       255
  Purchase and subsequent
   cancellation of 75,000 shares (75)     (82)    (312)     (469)
  Net loss                         -        -   (1,299)   (1,299)
                              ______  ________  _______   ______

Balance at April 30, 1995      3,792    3,219    9,379    16,390
  Issuance of 32,000 shares
   under stock option plans       32      206        -       238
  Net earnings                     -        -    1,450     1,450
                              ______  ________  _______   ______
Balance at April 30, 1996      3,824    3,425   10,829    18,078
  Issuance of 19,000 shares
   under stock option plans       19       91        -       110
  Purchase and subsequent
   cancellation of
   765,856 shares               (765)  (1,063)  (3,843)   (5,671)
  Net earnings                     -        -    3,769     3,769
                              ______  ________  _______   ______


Balance at April 30, 1997    $ 3,078  $ 2,453  $10,755   $16,286
                              ======  ======== =======   =======


See accompanying notes to consolidated financial statements

               DATARAM CORPORATION AND SUBSIDIARIES
            Notes to Consolidated Financial Statements
                   April 30, 1997, 1996 and 1995

(1) Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dataram International Sales Corporation (a Domestic International Sales Corporation
(DISC)) and DTM Development Corporation. DTM Development Corporation was dissolved during 1995. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash and money market preferred stock and commercial paper with original maturities of three months or less.

Inventory valuation

Inventories are valued at the lower of cost or market, with costs determined by the first-in, first-out method.

Property and equipment

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

Revenue recognition

Revenue from product sales is recognized when the related goods are shipped to the customer and all significant obligations of the Company have been satisfied. Estimated warranty costs are accrued.

Product development and related engineering

The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to development of new or improved products as well as ongoing support for existing products.

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate changes.

Concentration of credit risk

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

Earnings (loss) per share

Earnings (loss) per common and common equivalent share are based on the weighted average number of shares outstanding and equivalent shares from dilutive stock options. In 1995 the calculation was based solely on weighted average number of shares outstanding, as all options were anti-dilutive.

The determination of such shares used in the computation of per share data is as follows:

                     Weighted      Equivalent
                 average number      shares
                    of shares    from dilutive     Total
                 outstanding   stock options     shares
                 ______________  _____________   __________

Primary:
1997                3,360,975        71,286       3,432,261
1996                3,816,261        19,097       3,835,358
1995                3,796,526             -       3,796,526

Fully diluted:
1997                3,360,975       103,260       3,464,235
1996                3,816,261        16,354       3,832,615
1995                3,796,526             -       3,796,526
                               10

Use of estimates

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

Fair value of financial instruments

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

Impairment of long-lived assets and long lived-assets to be disposed of

In March  1995, the Financial Accounting Standards Board issued
SFAS No.  121,
Accounting for stock based compensation

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation." This statement requires companies to make pro forma disclosures in a footnote of net income as if the fair value based method of accounting for stock options, as defined in the statement, had been applied. The accounting requirements of this statement are effective for transactions entered into during 1996 and ensuing years (see note 5).


Reclassification

Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.

(2)  Long-Term Debt

On October 27, 1994, the Company entered into a credit agreement with a bank for a three-year $10,000,000 revolving credit facility and a $3,500,000 term loan facility. On April 28, 1995 the Company amended and restated its credit facility with its bank. Under the amended agreement the Company reduced the term loan facility to $1,500,000 and modified certain financial covenants. On November
1, 1996, the Company further amended and restated its credit facility with its bank. Under the amended agreement, the Company modified certain financial covenants, eliminated the term loan facility and increased the revolving credit facility to $12,000,000 until October 31, 1997, at which point it will decrease to $6,000,000 until October 31, 1998. The agreement provides for Eurodollar rate loans, CD rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate less 1/2%. The Company is required to pay a commitment fee equal to 1/16 of one percent per annum on the unused commitment. The agreement contains certain restrictive financial covenants including a minimum current ratio, minimum tangible net worth requirement, minimum interest coverage ratio, maximum debt to equity ratio and certain other covenants, as defined by the agreement. There were no borrowings during fiscal 1997. The maximum and average balances outstanding at any time during fiscal 1996 were $5,500,000 and $1,200,000, respectively. The average interest rate was 8% in fiscal year 1996. As of April 30, 1997, the amount available for borrowing under the revolving credit facility was $12,000,000.

(3) Restructuring

In Fiscal years 1995, the Company restructured certain aspects of its business. During the fourth quarter of 1995, the Company announced the phaseout of its storage product line. In connection with this phaseout, the Company recorded a $3,132,000 pre-tax charge to 1995 operations consisting of approximately: (1) $1,880,000 write-off of inventory; (2) $640,000 in severance and other costs related to employee termination; (3) $162,000 for disposal of machinery and equipment related to the storage product line; and (4) $450,000 in accruals for estimated net returns, warranty obligations, and other costs. These charges are included in cost of sales, engineering and development, selling, general and administrative, and other expense in the accompanying 1995 consolidated statement of operations and aggregated approximately $2,336,000, $150,000, $484,000 and $162,000, respectively. As of
April 30, 1995, the Company had accrued approximately $1,090,000 for probable future cash expenditures related to the discontinued storage product line. All amounts accrued as of April 30, 1995 were paid out or otherwise satisfied during fiscal 1996.

(4) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:

(In thousands)                 1997         1996         1995
                               _____       _____         _____
Current:
     Federal                 $ 1,889      $  232      $  (200)
     State                       386           -            -
                               _____        _____        _____

                               2,275         232         (200)
                               _____        _____        _____
Deferred:
     Federal                     (26)        598         (474)
     State                        76         112          (56)
                               _____        _____        _____
                                  50         710         (530)
                               _____        _____        _____
      Total expense (benefit) $2,325       $ 942      $  (730)
                               =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 34% to earnings (loss) before income taxes) as follows:

(In thousands)                   1997         1996         1995
                                _____        _____         _____

Computed "expected' tax
  expense (benefit)           $ 2,072        $ 813       $ (690)

State income taxes (benefit)
 (net of Federal income tax
 benefit)                         303           74          (37)
Other                             (50)          55           (3)
                                _____        _____         _____
Total expense
 (benefit)                    $ 2,325       $  942       $ (730)
                                =====        =====         =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)                              1997         1996
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  88        $  73
  Accounts receivable, principally due
   to allowance for doubtful accounts        312          316
  Inventories, principally due to
   differences in depreciation                23            -
  Net operating loss carryforwards             -           80
                                            ____         ____
     Total gross deferred tax assets         423          469
  Less valuation allowance                     -            -
                                            ____         ____
     Net deferred tax assets                 423          469
                                            ____         ____
  Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Property and equipment, principally
   due to differences in depreciation          -          (33)
  Other                                     (350)        (313)
                                            ____         ____
     Total gross deferred tax liabilities (1,013)      (1,009)
                                            ____         ____
     Net deferred tax assets (liabilities) $(590)       $(540)
                                            ====         ====

 (5) Stock Option Plans

During 1982, the Company adopted an incentive stock option plan. In 1995, 1,500 options were exercised under this plan at an exercise price of $1.625 per share. In 1997, 6,000 options were exercised under this plan at an exercise price of $3.567. As of April 30, 1997, no further options may be granted under the plan and there are no options outstanding under the 1982 plan.

In September 1992, the Company adopted an incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 950,000 shares of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 1997, 191,400 of the outstanding options are exercisable.

The status of the 1992 plan for the three years ended April 30, 1997 is as follows:

                                      Options Outstanding
                                      ___________________
                                                         Price
                                       Shares          per share
                                       ______        ___________

Balance April 30, 1994                320,000        $      7.125
   Granted                                  -                   -
   Exercised                                -                   -
   Cancelled                                -                   -
                                      ________       ____________

Balance April 30, 1995                320,000               7.125
   Granted                            142,000          5.125-6.75
   Exercised                          (32,000)              7.125
   Cancelled                          (78,000)              7.125
                                     ________        ____________
Balance April 30, 1996                352,000         5.125-7.125
   Granted                            167,000               6.938
   Exercised                          (13,000)        5.125-7.125
   Cancelled                          (10,000)              7.125
                                     ________        ____________

Balance April 30, 1997                496,000        $5.125-7.125
                                     ========        ============

In March 1990, the Company granted a total of 90,000 shares of nonqualified stock options to three non-employee directors of the Company. These options were exercisable at a price of $4.21 per share, the fair market value at date of grant, for a five-year period commencing at the date of grant. During 1995, 60,000 of these options were exercised and the remaining 30,000 options expired.

In November 1992, the Company granted options to acquire a total of 120,000 shares to four non-employee directors of the Company. These options were granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The aforementioned options are exercisable at a price of $11.25 per share, the fair value at the date of grant, and expire five years after date of grant. Of each option 25% is first exercisable on or after the first anniversary of the date of the grant and an additional 25% on each of three succeeding anniversary dates. During 1996, 30,000 of these outstanding options were cancelled in accordance with the terms of the plan. In September 1996, the Company granted options to acquire 30,000 shares to a new director of the Company upon the same terms. This option is exercisable at a price of $6.9375 per share which approximated fair value at the date of grant, and expires in September 2001. In March 1993, the Company granted options to acquire 30,000 shares to an officer of the Company upon the same terms. This option was granted for the purpose of retaining the services of this officer who is not an employee of the Company. This option is exercisable at a price of $11.25 per share, which exceeded the fair value at the date of grant and expires in November 1997. At April 30, 1997, 120,000 of these outstanding options were exercisable.

The Company has adopted the disclosure-only provisions of SFAS No. 123, and applies APB Opinion 25 in accounting for its plans and, accordingly, cost for stock option plans and stock purchase plans in its financial statements. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)

                                        1997         1996
                                        ____         ____

Net earnings as reported             $ 3,769       $1,450
Net earnings pro forma                 3,667        1,418
Net earnings per share as reported:
   Primary                              1.10          .38
   Fully diluted                        1.09          .38
Net earnings per share pro forma:
   Primary                              1.07          .37

   Fully diluted                        1.06          .37



The pro forma amounts as noted above may not be representative of the effects on reported earnings for future years. Pro forma net earnings reflects only options granted in 1997 and 1996.
Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 5 years and compensation cost for options granted prior to April 30, 1995 is not considered.

The fair value of the stock options granted in 1997 and 1996 is estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions: for 1997 - expected dividend yield 0.0%, risk free interest rate of 7%, expected volatility of 41%, and an expected life of 7 years; for 1996 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 19%, and an expected life of 7.5 years. The weighted average estimated fair value of options granted in 1997 and 1996 was $4.14 and $2.42, respectively.

(6) Commitments

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rents charged to operations amounted to approximately $612,000 in 1997, $555,000 in 1996 and $449,000 in 1995.

Minimum annual rental commitments for all noncancellable operating leases as of April 30, 1997 are approximately as follows:

(In thousands)

1998                     $  657
1999                        642
2000                        567
2001                        281
2002                         47
                          _____
                         $2,194
                          =====
(7) Accrued Liabilities

Accrued liabilities consist of the following:

(In thousands)                          1997         1996
                                        ____         ____
Payrolls, including
   vacations                          $  329       $  252
Commissions and bonuses                  559          351
Other                                    205          420
                                      ______       ______
                                      $1,093       $1,023
                                      ======       ======

(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $121,000, $127,000 and $215,000 in 1997, 1996 and
1995, respectively.

(9) Segment Information - Operations and Assets by Geographic
Locations

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with workstations and servers which are manufactured by various computer systems companies. Information for 1997, 1996 and 1995 about the Company's operations and identifiable assets by geographic region is as follows:

(In thousands)                          Export
                                    ______________
1997                 United States  Europe    Other Consolidated
                     _____________  ______    _____ ____________
Revenues -
unaffiliated customers    $50,147   $12,988 $ 5,845    $ 68,980
                          _______   _______ _______    ________
Net revenues              $50,147   $12,988 $ 5,845    $ 68,980
                          =======   ======= =======    ========
Net earnings                                           $  3,769
                                                       ========
Identifiable assets                                    $ 22,537
                                                       ========
(In thousands)                          Export
                                    ______________
1996                 United States  Europe    Other Consolidated
                     _____________  ______    _____ ____________
Revenues -
unaffiliated customers    $76,072   $21,630 $ 9,925    $107,627
                          _______   _______ _______    ________
Net revenues              $76,072   $21,630 $ 9,925    $107,627
                          =======   ======= =======    ========
Net earnings                                           $  1,450
                                                       ========
Identifiable assets                                    $ 25,939
                                                       ========

(In thousands)                          Export
                                    ______________
1995                 United States  Europe    Other Consolidated
                     _____________  ______    _____ ____________
Revenues -
unaffiliated customers    $78,535   $14,654 $ 9,839    $103,028
                          _______   _______ _______    ________
Net revenues              $78,535   $14,654 $ 9,839    $103,028
                          =======   ======= =======    ========
Net loss                                               $ (1,299)
                                                       ========
Identifiable assets                                    $ 27,355
                                                       ========



(10)   Litigation

In August 1996, a competitor of the Company (the Competitor) filed a complaint alleging patent infringement against the Company in the Federal District Court asserting the infringement of five specific patents related to single in-line memory module (SIMM) technology. In October 1996, the Company filed its answer and affirmative defenses and asserted several anti-trust and other anti-competitive counterclaims against the Competitor in addition to its affirmative defenses. Management of the Company believes its defenses against the Competitor's claims and its counterclaims are meritorious and the Company intends to vigorously defend against the claims and pursue its counterclaims. At this time, it is too early to make any evaluation or estimate of the likelihood or amount of an unfavorable outcome and therefore, no provision for possible loss has been recorded in the consolidated financial statements although the Company continues to incur professional fees related to this litigation. No assurances can be made that an unfavorable outcome in this case will not result in a material adverse affect on the Company-year period ended April 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1997, in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP

Princeton ,New Jersey
May 22, 1997

                                                        Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        1997       1996       1995       1994       1993
______________________       ____       ____       ____       ____       ____
Revenues                  $ 68,980   $107,627   $103,028   $ 79,573   $ 58,564
Net earnings (loss)          3,769      1,450     (1,299)      (732)     3,018
Primary earnings
  (loss) per share            1.10        .38       (.34)      (.19)       .76
Fully diluted earnings
  (loss) per share            1.09        .38       (.34)      (.19)       .76
Current assets              20,277     23,735     24,710     27,027     23,784
Total assets                22,537     25,939     27,355     30,135     26,867
Current liabilities          5,238      6,932     10,649     11,487      7,085
Long-term debt                   0          0          0          0          0
Total stockholders'
  equity                    16,286     18,078     16,390     17,903     18,684
Cash dividends                   -          -          -          -          -

Note: Net loss for 1994 included income of $118,000 or $0.03 per share related to adoption of SFAS 109, Accounting for Income Taxes

Quarterly Financial Data (Unaudited)
(In thousands, except per share amounts)
                                              Quarter Ended
                              ____________________________________________
Fiscal 1997                   July 31   October 31   January 31   April 30
___________                   _______   __________   __________   ________
Revenues                      $17,448      $17,168      $17,514    $16,850
Gross profit                    3,560        3,835        3,570      3,605
Net earnings                      964        1,014          912        878
Net earnings per common
  and common equivalent share     .26          .30          .27        .27


Fiscal 1996                   July 31   October 31   January 31   April 30
___________                   _______   __________   __________   ________

Revenues                      $24,885      $32,331      $28,385    $22,026
Gross profit                    3,031        3,405        1,475      2,787
Net earnings (loss)               537          708         (243)       448
Net earnings (loss) per common
  and common equivalent share     .14          .18         (.06)       .12


                                       16

                                             30 years
                                         [DATARAM LOGO]
                                 The Gigabyte Memory Specialist


DIRECTORS AND CORPORATE OFFICERS

Directors


Robert V. Tarantino
President and Chief Executive Officer
of Dataram Corporation

Richard Holzman
Private Investor

Thomas A. Majewski*
Principal, Walden Inc.

Bernard L. Riley
Private Investor

Roger Cady*
Principal, Arcadia Associates

*Member of audit committee


Corporate Officers

Robert V. Tarantino
President and Chief Executive Officer

Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

Hugh F. Tucker
Vice President, Sales

Thomas J. Bitar
Secretary
Partner, Dillon, Bitar & Luther

Corporate Headquarters

Dataram Corporation
186 Princeton-Hightstown Road
West Windsor, NJ  08543
609-799-0071


Auditors

KPMG Peat Marwick LLP
Princeton, NJ


General Counsel

Dillon, Bitar & Luther
Morristown, NJ


Transfer Agent and Registrar

First Union National Bank
Customer Information Center
1525 West W.T. Harris Boulevard
Building 3c3
Charlotte, NC  28288


Stock Listing

Dataram's common stock is listed on
the American Stock Exchange with the
trading system DTM.


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 10, 1997, at 2:00 p.m. at Dataram's corporate headquarters at:
     186 Princeton-Hightstown Road
     West Windsor Business Park
     West Windsor, NJ 08543

Form 10-K

A copy of the Company's annual report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
P.O. Box 7528
Princeton, NJ  08543-7528











                                               1997 ANNUAL REPORT
                                                 [DATARAM LOGO]











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