Form 10-K/A, Exhibit 13
period 1997-04-30
DATARAM CORP
filed 1997-07-31
CIK 27093

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

Impairment of long-lived assets and long lived-assets to be disposed of

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement has had no material impact on the Company's financial position, results of operations, or liquidity.

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
                                                       ========



(10)   Litigation

In August 1996, a competitor of the Company (the Competitor) filed a complaint alleging patent infringement against the Company in the Federal District Court asserting the infringement of five specific patents related to single in-line memory module (SIMM) technology. In October 1996, the Company filed its answer and affirmative defenses and asserted several anti-trust and other anti-competitive counterclaims against the Competitor in addition to its affirmative defenses. Management of the Company believes its defenses against the Competitor's claims and its counterclaims are meritorious and the Company intends to vigorously defend against the claims and pursue its counterclaims. At this time, it is too early to make any evaluation or estimate of the likelihood or amount of an unfavorable outcome and therefore, no provision for possible loss has been recorded in the consolidated financial statements although the Company continues to incur professional fees related to this litigation. No assurances can be made that an unfavorable outcome in this case will not result in a material adverse affect on the Company's consolidated financial condition, results of operations and liquidity.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

Princeton, New Jersey
May 22, 1997

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