Form 10-K, Exhibit 13
period 1998-04-30
DATARAM CORP
filed 1998-07-27
CIK 27093

                            [DATARAM LOGO]


                          1998 ANNUAL REPORT











[PICTURE OF MEMORY BOARD WITH  DESCRIPTION OF VARIOUS TECHNICAL
FEATURES]


















<PAGE 1>


A Closer Look At Memory.

When you look at a memory board you usually see a small, rather modest looking device with some neatly arranged chips on it. But this apparent simplicity is misleading. The modern high-capacity memory board like the one shown on our cover is complex and carefully designed to get the most performance and greatest reliability from one of the most valuable elements of the computer: the DRAM chip. The memory board circuitry with the DRAM chips is designed to receive programs and data from the computer bus, store them, condition them, present them to the CPU, all at the fastest possible speed and with no errors. The memory is the workhorse in a computer. It carries the heavy load. The more memory a user has, the more work they will be able to do and the more pleasant that work will be.


Financial Highlights

(Dollar figures in thousands, except per share amounts)

Fiscal Year                  1998     1997     1996     1995
                           _______  _______  _______   _______

Revenues                  $ 77,286 $ 68,980 $107,627  $103,028
Net earnings (loss)          3,722    3,769    1,450    (1,299)

Net earnings (loss) per
common and common share
equivalent (diluted)         1.19      1.10     0.38     (0.34)

Working capital            14,539    15,039   16,803    14,061
Stockholders' equity       16,968    16,286   18,078    16,390
Long-term debt                  0         0        0         0

Revenue per employee      $ 1,017   $ 1,437 $  2,031  $    920

                                          TABLE OF CONTENTS
                                           2 A MESSAGE FROM
                                             THE PRESIDENT

                                           3 COMPANY PROFILE

                                           5 MANAGEMENT'S
                                             DISCUSSION AND
                                             ANALYSIS OF
                                             FINANCIAL CONDITION
                                             AND RESULTS OF
                                             OPERATIONS

                                           8 FINANCIAL REVIEW

                                          19 SELECTED
                                             FINANCIAL DATA

<PAGE 2>
[PICTURE OF ROBERT TARANTINO]

A Message from the President

I am pleased to present this report on the financial results and business activities of Dataram Corporation for fiscal 1998.

Expanding Customer Base

Dataram is in the forefront as the "first to market" independent manufacturer of high performance memory for computer workstations and network servers. In fiscal 1998, we successfully met the challenge inherent in a very competitive memory marketplace, growing profitably, while making essential investments to insure our future growth. We committed considerable resources to strengthen our sales team, manufacturing and distribution capabilities.

We have improved the effectiveness and scope of our sales force by adding skilled professionals who are servicing new and existing customers in the United States, Western Europe and Asia. Capitalizing on our reputation as a reliable, quality supplier of computer memory for more than three decades, we were able to significantly expand our customer base in both domestic and foreign markets.

We take pride in our ability to ship products to customers the same day of their order. Our distribution facility, established this year in the United Kingdom, insures that European customers will receive service rivaling that given their American counterparts.

Multi-task, business and engineering oriented software, which requires increasing amounts of memory to operate productively is driving the enormous demand for cost-efficient memory in computer workstations and network servers.

In the Forefront of Memory Technology

We improved revenues in fiscal 1998 by achieving substantial volume increases, thereby overcoming the declining cost of DRAM chips which lowered product selling prices. We reinforced our commitment to our automated manufacturing facility, expanding capacity and fine tuning production lines to accommodate the unit volume increase. Since 1995, we have invested approximately $5 million in capital equipment which has improved production efficiencies helping us to increase operating margins.

Dataram has long enjoyed a reputation for exceptional product quality and new product development excellence. We are committed to continuing our investment in manufacturing technology and product development to maintain our competitive advantage.

A Profitable Future

The investments we are making will provide sustained profitable results. There are several reasons for our positive outlook:

1. Volume Growth to Continue. We anticipate that demand for our products will accelerate as Internet business applications continue to grow. Agreements signed with Sun Microsystems and Silicon Graphics - giving Dataram "licensed manufacturer" status
- will generate increased demand for our products in these markets.

2. Infrastructure is Solid. Strategic Additions to our team - supported by ongoing capital investments - has enhanced our marketing, selling, manufacturing and engineering capabilities. These capabilities will provide a solid foundation for our profitable growth.


3. Strong Financial Condition. With a reputation for financial strength and fiscal responsibility, we have financed all capital requirements from operation cash flow. The Company has no long-term debt, with sufficient leverage to comfortably finance our plans.

For these important reasons, we confidently anticipate a strong fiscal 1999.


July 14, 1998



Robert V. Tarantino
President and Chief Executive Officer


<PAGE 3>

Company Profile            [PICTURE OF PICK AND PLACE MACHINE
                            PLACING COMPONENTS ON A MEMORY BOARD]

Introduction
Dataram creates and markets computer memory upgrade products to a global market of advanced workstation and network server users. Our products increase the performance of virtually all Compaq, Digital, Hewlett-Packard, IBM, Silicon Graphics and Sun Microsystems workstation and network server platforms by providing high-quality memory at prices significantly lower than the computer manufacturers. Our products are in every way similar to the original equipment manufacturers in form, fit and function. The high quality and value advantage we offer has earned us a reputation as an excellent company supplying a product of critical importance to our customers for more than 30 years.

We are a quality and service oriented company supporting our customers throughout the world in diverse productive enterprises including engineering and manufacturing, business and finance, science and education, government and utilities, and arts and entertainment. In these areas and others we help increase group and individual productivity.

The Computer Industry and Dataram

Dataram's 30+ years of success and growth is grounded in solid engineering, quality-oriented manufacturing, the highest possible level of customer service, value pricing and the maintenance of a solid corporate financial condition. All of these are integrated into a vision that recognizes the nature of the computer revolution and the contemporary computer industry. From that vision, we have positioned ourselves as a significant strategic resource to an important market sector that will grow strongly for the next decade and beyond.

Dataram's strength is our ability to acknowledge the volatility in our industry and to take creative steps to profit from what it offers us. At Dataram we know the difficult truth that any of our hard-won advantages and our most treasured strengths can become liabilities. We constantly assess our ideas and our resources for their relevance to tomorrow's Dataram, not today's.

Doing the Fundamentals Right

The one constant in what we do and the source of our ability to respond is a concentration on the fundamentals. For us, the first fundamental is maintaining a powerful and flexible engineering team. Our engineering asset is the very best, creating advanced memory products for the finest enterprise-wide computer-based information and production infrastructures in the world. Dataram engineering designs superior

[PICTURE OF FINISHED
 PRODUCT BEING INSPECTED]


<PAGE 4>

[PICTURE OF COMPONENTS BEING INSPECTED]

memory-in form, fit and function every bit and byte as good as the original equipment version. Radical changes in the state of the memory art and rapidly emerging technical trends are what we thrive on; that's where we find our opportunities. Powerful, flexible Dataram engineering responds with quality and speed so we can be the first to provide our customers with an affordable upgrade they can count on.

Our second fundamental is service and support. We saw early that cost reductions and technical advancement in telecommunications, the spread of computer-based high-definition communications media such as the Internet, the burgeoning package shipping industry and the heightened service expectations of customers throughout the world would provide a competitive opportunity for us. We've capitalized on that opportunity with a fully developed and constantly evolving customer service and support infrastructure that includes: direct and immediate telephone access to memory and service consultants, a family of worldwide distributors, the creation of a European distribution center, a record of 97% for shipment of product within 24 hours of order, a lifetime guarantee and an internet-based Virtual Sales Office for direct ordering and tracking every hour of every day.

Our third fundamental is the maintenance of a strong corporate financial condition, one achieved through prudent investment in our operating infrastructure, the avoidance of debt and the resolve to make whatever changes in human or material resources are required to remain healthy and grow.

Our financial condition is itself a strategic resource that gives substance to all that we do. It lets us take advantage of important opportunities such as new demand, whether created by emerging products among manufacturers for whom our products are designed or by emerging and maturing market sectors.

Financial health lets us defend against the hazards that are a natural part of our business environment and our position as a midsize company among larger companies. Financial health lets us develop and maintain economically favorable relationships with suppliers, financial institutions and the business community in general. It helps us attract skilled and motivated staff at every level of the company. It supports thorough and confident implementation of our short-range and long-range plans. Our financial condition is the corporate "fitness" that enables us to chase down opportunity and escape adversity.

[PICTURE OF STENCIL PRINTER]


<PAGE 5>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Dataram is a developer, manufacturer and marketer of quality memory products for use with computer workstations and network servers. The Company's memory products, principally for workstations and servers manufactured by Sun Microsystems, Hewlett-Packard, Digital Equipment Corporation, Silicon Graphics, IBM, and COMPAQ are sold worldwide to distributors, value-added resellers and end users.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the original equipment manufacturers mentioned above. The primary raw material used in producing memory boards are dynamic random access memory
(DRAM) chips. The purchase cost of DRAM chips typically represents approximately 85% of the total cost of a finished workstation memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.




Years Ended April 30,               1998       1997      1997
_____________________               ____       ____      ____

Revenues                            100.0%     100.0%    100.0%

Cost of sales                        75.8       78.9      90.0
                                    _____      ______    _____

Gross profit                         24.2       21.1      10.0

Engineering and development           1.5        1.5       1.5

Selling, general and administrative  15.2       11.1       6.2
                                    _____      ______    _____

Earnings from operations              7.5        8.5       2.3

Other income (expense), net           0.3        0.3      (0.1)
                                    _____      ______    _____

Earnings before income tax expense    7.8        8.8       2.2

Income tax expense                    3.0        3.4       0.9
                                    _____      ______    _____

Net earnings                          4.8        5.4       1.3
                                    =====      ======    ======


Fiscal 1998 Compared With Fiscal 1997


During fiscal 1998 DRAM chips continued to dramatically decline in price. At the beginning of the fiscal year, 64 megabit and 16 megabit DRAMs cost approximately $48 and $8, respectively. By the end of the year these same DRAMs were approximately $10 and $2. As a result of this decline and the competitive nature of the industry, average selling prices for most of the Company's products have declined commensurately. However, unit volume measured as gigabytes shipped has offset the selling price decline. Workstation and server users are increasingly purchasing larger capacity memory boards based on 64 megabit DRAM technology as these products have become more cost effective.

Revenues in 1998 totaled $77.3 million, an increase of 12% from 1997 revenues of $69.0 million. The increase in fiscal 1998 was the result of increased unit volume offset by reduced average selling prices. In fiscal 1998, the Company implemented a planned expansion of its domestic and international sales force. This enhanced resource has led to an expanded customer base and increased volume. As in prior years, the majority of the Company's revenues have been generated by products designed for SUN, Hewlett-Packard and DEC platforms. In fiscal 1998, the Company entered into a licensing agreement with Silicon Graphics, Inc. which has resulted in increased revenue generated by products designed for that market. In the fourth quarter of fiscal 1998, the Company entered into a licensing agreement with Sun Microsystems, Inc. which allows the Company to use Sun's patented memory module technology. In fiscal 1998, approximately 71% of revenues were derived from domestic sales, 19% from sales into Europe, with the majority of the remaining sales coming from Pacific Rim countries.

Cost of sales increased $4.2 million in fiscal 1998 from fiscal
1997. However, cost of sales as a percentage of revenue decreased by 3.1% in fiscal 1998 from fiscal 1997. The decrease in percentage

<PAGE 6>

is primarily attributable to a decision made by the Company in the beginning of fiscal 1998 to focus exclusively on higher capacity memory products which command higher margins.

Engineering and development costs amounted to $1.1 million and $1.0 million in 1998 and 1997, respectively. The Company intends to maintain its commitment to timely introduction of new memory products.

Selling, general and administrative costs were $11.8 million in fiscal 1998 versus $7.7 million in fiscal 1997. In fiscal 1998, the Company incurred approximately $2.0 million in legal expenses associated with a previously announced complaint filed by Sun Microsystems, Inc. Prior year expenses related to this matter totaled approximately $400,000. The litigation was resolved in fiscal 1998 and all expenses associated with the litigation have either been paid or accrued as of the end of fiscal 1998. The remainder of the year over year increase is primarily the result of the previously mentioned expansion of the Company's sales force.

Other income, net totaled $268,000 and $227,000 in 1998 and 1997, respectively. Other income in both years consists primarily of net interest income.

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

Selling, general and administrative costs were $7.7 million in fiscal 1997 versus $6.7 million in fiscal 1996. In fiscal 1997, the Company incurred increased legal expenses associated with a previously announced complaint filed by Sun Microsystems, Inc. as well as planned increases in marketing and promotional expenditures.

Other income, net totaled $227,000 in 1997 versus other expense, net of $61,000 in 1996. Fiscal 1997 other income consists primarily of net interest income and fiscal 1996 expense consists primarily of net interest expense.

Liquidity and Capital Resources

During fiscal 1998 the Company purchased and retired 335,000 shares of its common stock at a total price of $3.3 million financed entirely by operating earnings.


<PAGE 7>

Working capital at the end of fiscal 1998 amounted to $14.5 million, including cash and cash equivalents of $7.5 million, compared to working capital of $15.0 million, including cash and cash equivalents of $6.8 million in fiscal 1997. Current assets at year end were 3.2 times current liabilities compared to 3.9 at the end of fiscal 1997.

Inventories at the end of fiscal 1998 were $2.9 million compared to fiscal 1997 year-end inventories of $4.4 million. Currently, DRAMs remain readily available and the Company maintains only the required level of inventory necessary to support its customer base. At the end of fiscal 1997, the price of DRAMs increased and the Company temporarily elected to increase its inventory commitment.

Capital expenditures were $1,966,000 in fiscal 1998 compared to $650,000 in fiscal 1997. Capital expenditures in both years included approximately $200,000 for leasehold improvements and facility renovation. Subsequent to the end of the fiscal year, approximately $515,000 of the capital equipment purchased for the Company's manufacturing operation in fiscal 1998 was placed on an operating lease, which is consistent with prior year's practices. Remaining fiscal 1998 and fiscal 1997 capital expenditures were primarily for automated testing equipment and management information systems upgrades. At the end of fiscal 1998, contractual commitments for capital purchases were nil. Fiscal 1999 capital expenditures are not expected to exceed fiscal 1998 expenditures.

The Company's products are all year 2000 compliant. The Company has reviewed its information systems and intends to complete the upgrade of any non year 2000 compliant systems in fiscal 1999. Management estimates that the financial impact of the upgrade will not have a material effect on the Company's consolidated financial condition, results of operations and liquidity.

Inflation has not had a significant impact on the Company's revenue and operations.

During fiscal 1998, the Company amended and restated its $12 million unsecured revolving credit line with its bank. The credit facility was unused during fiscal 1998. Annually, $6 million of the facility is scheduled to expire. The Company intends to renew any expiring portion of the facility by the expiration date and maintain a $12 million total facility.

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



                          1998                   1997
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      10 7/8       9         6 11/16      5 1/2
Second Quarter     10 3/8       8 1/8     8 1/8        6 1/8
Third Quarter      9 11/16      8         11 1/4       7 5/8
Fourth Quarter     12 11/16     9 13/16   11 7/8       8 1/2


At April 30, 1998 there were approximately 2,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.



<PAGE 8>

               DATARAM CORPORATION AND SUBSIDIARY
                   Consolidated Balance Sheets
                     April 30, 1998 and 1997
               (In thousands, except share amounts)




                                               1998       1997
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 7,530    $ 6,836
  Trade receivables, less allowance for
    doubtful accounts of $450
    $800 in 1998 and in 1997, respectively    10,076      8,473
  Inventories:
    Raw materials                              1,759      3,369
    Work in process                               61         98
    Finished goods                             1,103        929
                                              ______     ______
                                               2,923      4,396
  Income tax receivable (note 3)                  --         48
  Deferred income taxes (note 3)                 425        423
  Other current assets                            68        101
                                              ______     ______
               Total current assets           21,022     20,277
                                              ______     ______
Property and equipment, at cost:
  Land                                           875        875
  Machinery and equipment                      8,806      6,840
                                              ______     ______
                                               9,681      7,715
  Less accumulated depreciation                6,246      5,461
                                              ______     ______
               Net property and equipment      3,435      2,254
Other assets                                       7          6
                                              ______     ______
                                             $24,464    $22,537
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 4,699    $ 4,145
  Accrued liabilities (note 6)                 1,784      1,093
                                              ______     ______
               Total current liabilities       6,483      5,238
  Deferred income taxes (note 3)               1,013      1,013
                                              ______     ______
               Total liabilities               7,496      6,251
                                              ______     ______

  Stockholders' equity (note 4):
    Common stock, par value $1.00 per share.
      Authorized 18,000,000 shares; issued
      and outstanding 2,781,405 in 1998
      and 3,077,449 in 1997                    2,781      3,078
    Additional paid-in capital                 2,126      2,453
    Retained earnings                         12,061     10,755
                                              ______     ______
               Total stockholders' equity     16,968     16,286

                                              ______     ______
  Commitments and Contingencies(notes 5 and 9)

                                             $24,464    $22,537
                                              ======     ======


See accompanying notes to consolidated financial statements.





<PAGE 9>

               DATARAM CORPORATION AND SUBSIDIARY
               Consolidated Statements of Earnings
             Years ended April 30, 1998, 1997 and 1996
             (In thousands, except per share amounts)



                                         1998     1997     1996
                                       _______  _______  _______

Revenues                              $ 77,286 $ 68,980 $107,627
                                       _______  _______  _______
Costs and expenses:
  Cost of sales                         58,608   54,409   96,929
  Engineering and development            1,113    1,030    1,584
  Selling, general and administrative   11,766    7,674    6,661
                                       _______  _______  _______
                                        71,487   63,113  105,174
                                       _______  _______  _______
Earnings from operations                 5,799    5,867    2,453

Other income (expense):
  Other income (expense), net                3       18       (2)
  Interest income                          305      276       41
  Interest expense                         (40)     (67)    (100)
                                       _______  _______  _______
                                           268      227      (61)
                                       _______  _______  _______

Earnings before income tax expense       6,067    6,094    2,392

Income tax expense (note 3)              2,345    2,325      942
                                       _______  _______  _______
Net earnings                            $3,722   $3,769   $1,450
                                       =======  =======  =======
Net earnings per common share:
  Basic                                 $ 1.26   $ 1.12   $  .38
                                       =======  =======  =======
  Diluted                               $ 1.19   $ 1.10   $  .38
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.


<PAGE 10>

              DATARAM CORPORATION AND SUBSIDIARY
              Consolidated Statements of Cash Flows
            Years ended April 30, 1998, 1997 and 1996
                          (In thousands)

                                         1998     1997     1996
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings                          $3,722   $3,769   $1,450
  Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization         785      594      693
     Loss on disposition of property
      and equipment                          -        -        2
     Bad debt expense                      435      263      485
     Deferred income tax expense
      (benefit)                             (2)      50      710
     Changes in assets and liabilities:
       (Increase) decrease in trade
        receivables                     (2,038)   3,342    2,333
       (Increase) decrease in
        inventories                      1,473   (2,084)   5,749
        Decrease in income tax
        receivable                          48      376      252
       (Increase) decrease in
        other current assets                33      (51)      (6)
       (Increase) decrease in
        other assets                        (1)       -        9
        Increase (decrease) in
        accounts payable                   554   (1,764)  (2,871)
        Increase (decrease) in
        accrued liabilities                691       70   (1,021)
                                         _____    _____    _____
  Net cash provided by
   operating activities                  5,700    4,565    7,785
                                         _____    _____    _____
Cash flows from investing activities:
  Proceeds from sale of property
   and equipment                             -        -        7
  Purchase of property and equipment    (1,966)    (650)    (270)
                                         _____    _____    _____
  Net cash used in investing activities (1,966)    (650)    (263)
                                         _____    _____    _____


Cash flows from financing activities:
  Purchase and subsequent cancellation
   of shares of common stock            (3,318)  (5,671)       -
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                           278      110      238
                                         _____    _____    _____
  Net cash provided by (used in)
   financing activities                 (3,040)  (5,561)     238
                                         _____    _____    _____
Net increase (decrease) in cash and
 cash equivalents                          694   (1,646)   7,760
Cash and cash equivalents at
 beginning of year                       6,836    8,482      722
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $  7,530  $ 6,836  $ 8,482
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                           $    52  $    43   $  125
    Income taxes                       $ 2,033  $ 1,881   $  582
                                         =====    =====    =====

See accompanying notes to consolidated financial statements.



<PAGE 11>

               DATARAM CORPORATION AND SUBSIDIARY
         Consolidated Statements of Stockholders' Equity
            Years ended April 30, 1998, 1997 and 1996
               (In thousands, except share amounts)

                                                         Total
                                      Additional         stock-
                              Common  paid-in   Retained holders'
                              stock   capital   earning  equity
                              ______  ________  _______  ________


Balance at April 30, 1995     $3,792   $3,219   $9,379   $16,390

 Issuance of 32,000 shares
   under stock option plans       32      206        -       238
  Net earnings                     -        -    1,450     1,450
                              ______  ________  _______   ______
Balance at April 30, 1996      3,824    3,425   10,829    18,078

  Issuance of 19,000 shares
   under stock option plans       19       91        -       110
  Purchase and subsequent
   cancellation of
   765,856 shares               (765)  (1,063)  (3,843)   (5,671)
  Net earnings                     -        -    3,769     3,769
                              ______  ________  _______   ______
Balance at April 30, 1997      3,078    2,453   10,755    16,286

  Issuance of 39,000 shares
   under stock option plans       39      239        -       278
  Purchase and subsequent
   cancellation of
   335,044 shares               (336)    (566)  (2,416)   (3,318)
  Net earnings                     -        -    3,722     3,722
                              ______  ________  _______   ______
Balance at April 30, 1998    $ 2,781  $ 2,126  $12,061   $16,968
                              ======  ======== =======   =======

See accompanying notes to consolidated financial statements.

<PAGE 12>

           Notes to Consolidated Financial Statements
                   April 30, 1998, 1997 and 1996

(1) Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dataram International Sales Corporation (a Domestic International Sales Corporation
(DISC)). All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash, money market preferred stock and commercial paper with original maturities of three months or less.

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

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers.

Net earnings per share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share". SFAS 128 establishes standards for computing and presenting earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. Accordingly, the accompanying net earnings per share information has been calculated and presented in accordance with the provisions of SFAS 128.

Basic net earnings per share was calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share was calculated in a manner consistent with Basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share:


<PAGE 13>

(Earnings in thousands)
                                   Year ended April 30, 1998
                              ___________________________________
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 3,722     2,958,015     $ 1.26

Effect of dilutive securities
-stock options                       -       160,310
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 3,722     3,118,325     $ 1.19
                               =======     =========     ======

                                   Year ended April 30, 1997
                              ___________________________________
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 3,769     3,360,975     $ 1.12

Effect of dilutive securities
-stock options                       -        71,286
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 3,769     3,432,261     $ 1.10
                               =======     =========     ======

                                   Year ended April 30, 1996
                              ___________________________________
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 1,450     3,816,261     $ 0.38

Effect of dilutive securities
-stock options                       -        16,354
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 1,450     3,832,615     $ 0.38
                               =======     =========     ======


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

Impairment of long-lived assets and long lived-assets to be disposed of

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by

<PAGE 14>

the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement has had no material impact on the Company's financial position, results of operations, or liquidity.

Accounting for stock based compensation

SFAS No. 123, "Accounting for Stock-based Compensation", requires companies to make pro forma disclosures in a footnote of net earnings as if the fair value based method of accounting for stock options, as defined in the statement, had been applied. The accounting requirements of this statement are effective for transactions entered into during 1996 and ensuing years (see note
4).

Impact of Recent Accounting Standards

In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive
Income", and SFAS No. 131, "Disclosures About Segments of an
Enterprise and Related Information".

SFAS 130 establishes standards for the reporting and display of comprehensive earnings in the financial statements. Comprehensive earnings is the total of net earnings and all other non-owner changes in equity. SFAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS 130 and 131 are effective for fiscal 1999. Adoption of these standards is expected to result in additional disclosures, but will not have an effect on the Company's consolidated financial position or results of operations.

(2)  Long-Term Debt

On November 1, 1997, the Company amended and restated its credit facility with its bank. Under the amended agreement, the Company modified certain financial covenants and increased its revolving credit facility to $12,000,000 until October 31, 1998, at which point it will decrease to $6,000,000 until October 31, 1999. The agreement provides for Eurodollar rate loans, CD rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate less 1/2%. The Company is required to pay a commitment fee equal to 1/16 of one percent per annum on the unused commitment. The agreement contains certain restrictive financial covenants including a minimum current ratio, minimum tangible net worth requirement, minimum interest coverage ratio, maximum debt to equity ratio and certain other covenants, as defined by the agreement. There were no borrowings during fiscal 1998 and 1997. The maximum and average balances outstanding at any time during fiscal 1996 were $5,500,000 and $1,200,000, respectively. The average interest rate was 8% in fiscal year 1996. As of April 30, 1998, the amount available for borrowing under the revolving credit facility was $12,000,000.


(3) Income Taxes

Income tax expense for the years ended April 30 consists of the following:

(In thousands)                 1998         1997         1996
                               _____        _____        _____
Current:
     Federal                 $ 1,889      $ 1,889       $  232
     State                       458          386            -
                               _____        _____        _____

                               2,347        2,275          232
                               _____        _____        _____
Deferred:
     Federal                      (1)         (26)         598
     State                        (1)          76          112
                               _____        _____        _____
                                  (2)          50          710
                               _____        _____        _____
Total income tax expense     $ 2,345      $ 2,325       $  942
                               =====        =====        =====

The actual income tax expense differs from "expected" tax expense
(computed by applying the U. S. corporate tax rate of 34% to earnings before income taxes) as follows:

(In thousands)                  1998         1997         1996
                               _____        _____        _____

Computed "expected' tax
  expense                    $ 2,063      $ 2,072        $ 813

State income taxes(net
  of Federal income tax
  benefit)                       303          303          (74)

Other                            (21)         (50)          55
                               _____        _____        _____

                             $ 2,345      $ 2,325       $  942
                               =====        =====         =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


<PAGE 15>

(In thousands)                              1998         1997
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $ 125        $  88
  Accounts receivable, principally due
   to allowance for doubtful accounts        176          312
  Property and equipment, principally
   due to differences in depreciation        104           23
  Inventory, principally due to
   reserve for obsolescence                   20            -
                                            ____         ____
     Total gross deferred tax assets         425          423
  Less valuation allowance                     -            -
                                            ____         ____
     Net deferred tax assets                 425          423
                                            ____         ____
  Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Other                                     (350)        (350)
                                            ____         ____
     Total gross deferred tax liabilities (1,013)      (1,013)
                                            ____         ____
     Net deferred tax liabilities          $(588)       $(590)
                                            ====         ====

 (4) Stock Option Plans

During 1982, the Company adopted an incentive stock option plan. In 1997, 6,000 options were exercised under this plan at an exercise price of $3.567. No further options may be granted under the plan and there are no options outstanding under the 1982 plan.

In September 1992, the Company adopted an incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 950,000 shares of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 1998, 239,400 of the outstanding options are exercisable.

The status of the 1992 plan for the three years ended April 30, 1998 is as follows:

                                         Options Outstanding
                                      ___________________________
                                                  Exercise price
                                       Shares          per share
                                       ______     _______________

Balance April 30, 1995                320,000        $      7.125
   Granted                            142,000          5.125-6.75
   Exercised                          (32,000)              7.125
   Cancelled                          (78,000)              7.125
                                     ________        ____________
Balance April 30, 1996                352,000         5.125-7.125
   Granted                            167,000               6.938
   Exercised                          (13,000)        5.125-7.125
   Cancelled                          (10,000)              7.125
                                     ________        ____________

Balance April 30, 1997                496,000         5.125-7.125
   Granted                            232,000         8.438-10.75
   Exercised                          (39,000)              7.125
   Cancelled                          (22,000)        5.125-7.125
                                     ________        ____________

Balance April 30, 1998                667,000        $5.125-10.75
                                     ========        ============

The Company also grants nonqualified stock options to nonemployee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these nonemployee directors are exercisable at a price representing the fair value at the date of grant. Of each option, 25% is first exercisable on or after the date of the grant and an additional 25% on each of three succeeding anniversary dates. At April 30, 1998, 36,000 of the outstanding options are exercisable.

The status of the nonemployee director options for the three years ended April 30, 1998 is as follows:

                                         Options Outstanding
                                      ___________________________
                                                  Exercise price
                                       Shares          per share
                                       ______     _______________

Balance April 30, 1995                150,000        $      11.25
   Granted                                  _                   _
   Exercised                                -                   -
   Cancelled                          (30,000)              11.25
                                     ________        ____________
Balance April 30, 1996                120,000               11.25
   Granted                             30,000               6.938
   Exercised                                -                   -
   Cancelled                                -                   -
                                     ________        ____________

Balance April 30, 1997                150,000         6.938-11.25
   Granted                            120,000               8.438
   Exercised                                -                   -
   Cancelled                         (120,000)             11. 25
                                     ________        ____________

Balance April 30, 1998                150,000        $6.938-11.25
                                     ========        ============


<PAGE 16>

The following table summarizes information about stock options outstanding at April 30, 1998:

               Options outstanding            Options exercisable
____________________________________________  ___________________

               Number     Weighted               Number
                 out- average Weighted exercis- Weighted Range of standing remaining average able at average exercise at April contractual exercise April 30, exercise
price        30, 1998         life     price       1998     price
____________ ________  ___________  ________  _________  ________
$ 5.125-6.75  122,000         7.28  $  5.66      48,800   $  5.66
 6.938-7.125  313,000         6.33     7.03     190,600      7.09
 8.438-10.75  382,000         9.49     8.92      36,000      8.82
____________ ________  ___________  _______   _________  ________
$5.125-10.75  817,000         7.95     7.71     275,400      7.07
============  =======         ====     ====     =======      ====

The Company has adopted the disclosure-only provisions of SFAS No. 123, and applies APB Opinion 25 in accounting for its plans and, accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of stock at the date of grant, no compensation expense is recorded. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:


(In thousands, except per share amounts)

                                      1998     1997       1996
                                      ____     ____       ____

Net earnings as reported           $ 3,722  $ 3,769    $ 1,450
Net earnings pro forma               3,517    3,667      1,418
Net earnings per share as reported:
   Basic                              1.26     1.12        .38
   Diluted                            1.19     1.10        .38
Net earnings per share pro forma:
   Basic                              1.19     1.07        .37
   Diluted                            1.13     1.06        .37

The pro forma amounts as noted above may not be representative of the effects on reported earnings for future years. Pro forma net earnings reflects only options granted in 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 5 years and compensation cost for options granted prior to April 30, 1995 is not considered.

The fair value of the stock options granted in 1998, 1997 and 1996 is estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions: for 1998 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 37%, and an expected life of 7.5 years; 1997 - expected dividend yield 0.0%, risk free interest rate of 7%, expected volatility of 41%, and an expected life of 7 years; for 1996 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 19%, and an expected life of 7.5 years. The weighted average estimated fair value of options granted in 1998, 1997 and 1996 was $4.86, $4.14 and $2.42, respectively.

(5) Commitments

The Company and its subsidiary occupy various facilities and operate various equipment under operating lease arrangements.
Rents charged to operations amounted to approximately $593,000 in 1998, $612,000 in 1997 and $555,000 in 1996.

Minimum annual rental commitments for all noncancellable operating leases as of April 30, 1997 are approximately as follows:

(In thousands)

1999                     $  761
2000                        703
2001                        358
2002                        125
2003                          -
                          _____
                         $1,947
                          =====


<PAGE 17>

During the year ended April 30, 1998, the Company signed licensing agreements with Silicon Graphics, Inc. and Sun Microsystems, Inc. (SUN) to manufacture memory upgrades for certain high performance servers and workstations. Under these agreements, the Company is obligated to pay a royalty based on sales of such products.

(6) Accrued Liabilities

Accrued liabilities consist of the following:

(In thousands)                          1998         1997
                                        ____         ____
Payrolls, including
   vacations                          $  474       $  329
Commissions and bonuses                  563          559
Royalties (note 5)                       364            -
Other                                    383          205
                                      ______       ______
                                      $1,784       $1,093
                                      ======       ======

(7) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $133,000, $121,000 and $127,000 in 1998, 1997 and
1996, respectively.


(8) Revenues by Geographic Location

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with workstations and servers which are manufactured by various computer systems companies. Revenues for 1998, 1997 and 1996 by geographic region is as follows:

(in thousands)                           Export
                                         ______
Years ended April 30,  United States  Europe  Other  Consolidated
                       _____________  ______  _____  ____________
     1998                $54,989     $14,860  $7,437   $ 77,286
     1997                 50,147      12,988   5,845     68,980
     1996                 76,072      21,630   9,925    107,627


(9)Litigation

In August 1996, SUN filed a complaint alleging patent infringement against the Company in the Federal District Court asserting the infringement of five specific patents related to single in-line memory module (SIMM) technology. In October 1996, the Company filed its answer and affirmative defenses and asserted several anti-trust and other anti-competitive counterclaims against SUN in addition to its affirmative defenses.

This case was settled and dismissed with prejudice by the court in April 1998. The Company and SUN entered into a licensing and settlement agreement which resulted in resolution of all claims for damages. The license agreement provides for payment of royalties by the Company on sales of certain defined memory modules.


<PAGE 18>

                     INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiary as of April 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiary as of April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1998, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


Princeton, New Jersey
May 20, 1998


<PAGE 19>

                                                      Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        1998       1997       1996       1995       1994
______________________       ____       ____       ____       ____       ____
Revenues                  $ 77,286   $ 68,980   $107,627   $103,028   $ 79,573
Net earnings                 3,722      3,769      1,450     (1,299)      (732)
Basic earnings (loss)
  per share                   1.26       1.12        .38       (.34)      (.19)
Diluted earnings (loss)
  per share                   1.19       1.10        .38       (.34)      (.19)
Current assets              21,022     20,277     23,735     24,710     27,027
Total assets                24,464     22,537     25,939     27,355     30,135
Current liabilities          6,483      5,238      6,932     10,649     11,487
Long-term debt                   0          0          0          0          0
Total stockholders'
  equity                    16,968     16,286     18,078     16,390     17,903
Cash dividends                   -          -          -          -          -

Note: Net loss for 1994 included income of $118,000 or $0.03 per share related to adoption of SFAS 109, Accounting for Income Taxes

Quarterly Financial Data (Unaudited)
(In thousands, except per share amounts)
                                               Quarter Ended
                               ____________________________________________
Fiscal 1998                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $18,147      $20,068      $19,844    $19,227
Gross profit                     3,512        4,665        5,153      5,348
Net earnings                       669          945        1,032      1,076
Net earnings (diluted) per common
and common equivalent share        .21          .30          .34        .35


                                               Quarter Ended
                               ____________________________________________
Fiscal 1997                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $17,448      $17,168      $17,514    $16,850
Gross profit                     3,560        3,835        3,570      3,606
Net earnings                       964        1,014          912        878
Net earnings (diluted) per common
and common equivalent share        .26          .30          .27        .27


Earnings per share is calculated independently for each quarter and therefore does not equal the total for the year.



<PAGE 20>

DIRECTORS AND CORPORATE OFFICERS

Directors


Robert V. Tarantino
President and Chief Executive Officer
of Dataram Corporation

Richard Holzman*
Private Investor

Thomas A. Majewski*
Principal, Walden Inc.

Bernard L. Riley*
Private Investor

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


Stock Listing

Dataram's common stock is listed on
the American Stock Exchange with the
trading symbol DTM.


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 9,
1998, at 2:00 p.m. at Dataram's
corporate headquarters at:
     186 Princeton-Hightstown Road
     West Windsor Business Park
     West Windsor, NJ 08543


Form 10-K

A copy of the Company's annual report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
P.O. Box 7528
Princeton, NJ  08543-7528







[PICTURE OF MEMORY BOARD WITH  DESCRIPTION OF VARIOUS TECHNICAL
FEATURES]















                         Dataram Corporation
                     Princeton, NJ 08543-7528 USA


                        Voice: 1-609-799-0071

                         Fax: 1-609-799-6734



                           www/dataram.com