Form 10-K405, Exhibit 13
period 1999-04-30
DATARAM CORP
filed 1999-07-28
CIK 27093

                         [DATARAM LOGO]



                       DATARAM CORPORATION



                       1999 ANNUAL REPORT

Financial Highlights

(Dollar figures in thousands, except per share amounts)

Fiscal Year                  1999     1998     1997     1996
                           _______  _______  _______   _______

Revenues                  $ 75,853 $ 77,286 $ 68,980 $ 107,627
Net earnings                 5,635    3,722    3,769     1,450

Net earnings per
common and common share
equivalent (diluted)          .90       .60      .55       .19

Working capital            17,438    14,539   15,039    16,803
Stockholders' equity       20,019    16,968   16,286    18,078
Long-term debt                  0         0        0         0




Table of Contents

2 A Message from the President

3 Company Profile

7 Management's Discussion and Analysis
  of financial Condition and results
  of Operations

10 Financial Review

21 Selected Financial Data

[PICTURE OF ROBERT TARANTINO]

TO OUR SHAREHOLDERS


It is with great excitement that I come to you this year to report on our Company's performance in fiscal 1999 and our plans and outlook for the future.

Dataram Corporation benefited from a number of positive factors in fiscal 1999, including the explosive growth of the Internet and the continued rapid growth in the installed base of network servers and workstations in companies that track airline reservations, create Hollywood special effects, execute stock transactions, support communications activity, utility transmission, research programs and a host of other memory intensive applications.

The Company's net earnings increased by 51 percent for fiscal 1999 to $5,635,000, or $.90 per diluted share, from $3,722,000, or $.60 per diluted share for fiscal 1998. We accomplished this despite the fact that our revenues for fiscal 1999 were off slightly as a result of lowered product selling prices resulting from the declining cost of DRAM chips. Fiscal 1999 revenues were $75.9 million versus $77.3 million for the prior fiscal year. Gross margins for fiscal 1999 were 28 percent, a four-percentage-point increase over the prior year.

Our ability to increase our profitability in an environment of declining selling prices underscores the soundness of our growth strategy and the reputation and quality of our products. DRAM chip prices are certainly important to our business, but they are not everything. Rather than concentrating our efforts on an area over which we had no control, we continued to improve our company from within by increasing our business with existing customers, expanding our customer base, broadening our product line and launching a new growth initiative to supply high performance, Intel certified memory to the Original Equipment Manufacturers
(OEM) market. As a result, our sales volume, measured by gigabytes shipped, increased 95 percent in fiscal 1999.

The burgeoning growth of the Internet has created great demand for the type of memory products we produce. High performance memory is the key to fast Internet response, which is increasingly in demand as e-commerce and Internet data dissemination continue to expand. It is a tremendously exciting part of our business that we expect will continue to fuel our growth and provide our shareholders with greater value and a profitable way to participate in the growth of the Internet.

Additionally, by establishing a presence in the OEM marketplace, we are adhering to our strategy of continuing to grow our core memory business while expanding into new markets. In order to build this new segment of our business, we appointed Jay Litus to the position of Vice President of Business Development. Mr. Litus, who has more than 15 years of relevant executive level experience, is responsible for developing strategic business partnerships with OEMs. Already, we have secured relationships with two important new customers. We look forward to continued progress in this area.

We see significant investment value in Dataram, knowing the substantial growth opportunities that lie ahead for us. In recognition of this, the Company's Board of Directors enacted a 500,000 share repurchase program in fiscal 1999, which was later expanded to include an additional 500,000 shares. The Board also approved a two-for-one stock split during fiscal 1999 to improve liquidity for our shares. We believe that, together, these actions benefit our shareholders by enhancing the value of our stock.

We would like to take this opportunity to thank our shareholders and the investment community for their continued support, and to express our appreciation to our employees, whose hard work and dedication enable us to continuously reach and meet higher goals.

July 15, 1999

Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer


                         "net earnings increased by 51 percent
                                               for fiscal 1999"

Company Profile

INTRODUCTION

Dataram is a leading independent manufacturer of gigabyte capacity memory products for workstations and network servers. Our products increase the performance and extend the useful life of computers manufactured by COMPAQ/Digital, Dell, Hewlett-Packard, IBM, Silicon Graphics and Sun Microsystems. Additionally, the Company manufactures and markets a line of high capacity Intel certified memory products for sale to original equipment manufacturers and channel assemblers. Our products are sold worldwide to distributors, value-added resellers and large end users.


QUALITY PRODUCTS FUEL OUR ENGINE

Dataram's dedication to creating the highest quality performance-enhancing products for advanced workstations and network server users has enabled us to build a strong customer base in a variety of industries throughout the world, including engineering, manufacturing, business, finance, science, education, government, utilities, and arts and entertainment. Our value advantage lies in our consistent product quality, unparalleled service and support, and the ability to offer our products at a price significantly lower than the computer manufacturers. Our memory products achieve the same high level of form, fit and function as the original equipment versions and are backed by a lifetime guarantee and incomparable service.

Dataram has earned a reputation over the past 32 years for being first to market with products that keep pace with the computer industry's latest innovations. In fiscal 1999, we introduced more than 70 new memory products, including a line of products for the Original Equipment Manufacturing (OEM)/channel assembler market, which allows us not only to establish relationships with new customers, but also expand relationships with our existing customers. We believe that we will be able to grow this part of our business considerably over the next few years.

Although our Company has enjoyed consistent increases in the demand for its products, we have recently been experiencing a surge in orders from Internet-related companies. The dramatic growth of the Internet has greatly benefited us and will, we believe, continue to do so as the ranks of Internet users and the memory demands of online companies keep increasing.

SERVICE AND SUPPORT KEEP THE WHEELS ROLLING

In order to establish and maintain strong, healthy relationships with our customers, we are committed to providing them with the highest level of customer service and support and to constantly develop new, innovative ways to serve them better.

To deliver on that mandate, Dataram offers its customers a number of thoughtfully designed necessities and conveniences that add value to their product purchases. A customer interested in our products can shop, place or track an order anytime of the day or night on our Web site, www.dataram.com. Regardless of the application, all of our products are backed by a lifetime guarantee. We ship nearly all orders within hours of when they are received. Polite and professional memory and service consultants are available to provide direct and immediate help to customers around the clock, without ever subjecting them to a lengthy, time-wasting waiting period.

As we look ahead, we feel confident that Dataram will continue to surpass its customers' expectations, not merely for product quality, but for order fulfillment and delivery, and helpfulness and professionalism.


LAYING DOWN THE TRACKS FOR FUTURE GROWTH

As the Internet continues to revolutionize the way people live, learn and do business, Dataram will remain prepared to supply the increasing amounts of memory needed to keep the Internet moving forward. As important as the Internet is, it is not the only driver of our business. Corporations continue to demand ever increasing amounts of our product as they expand their internal networks. Complex software introductions drive users to maximize the memory content of their workstations and servers. Finally, the constantly changing technology in the industry continues to provide us with new opportunities.

Dataram is poised to benefit from this increasing demand, because of its financial strength. We have no long-term debt, a strong cash position, and a track record of profitability. Moreover, we have been around for more than three decades and have established a strong reputation for quality, value and service.

In addition to our financial strength and reputation, Dataram's sales model gives us an important edge in the memory business. Because we are committed to growing revenues, we have expanded our sales force and plan to continue this expansion in the upcoming fiscal year. This highly trained sales force produces tangible benefits and superior results. The number of gigabytes sold per employee rose in fiscal 1999 and we have increased both the quantity and quality of our customer relationships. Our sales force is centrally located in Princeton, New Jersey. By having a centralized sales team, we assure our customers of prompt and professional attention 24 hours a day.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products for use with computer workstations and network servers. The Company's products help powerful computers provide internet services, track airline reservations, create Hollywood special effects, execute stock transactions, support communications activity, utility transmission, research programs and a host of other memory intensive applications. The Company's memory products, principally for workstations and servers manufactured by Sun Microsystems, Hewlett-Packard, COMPAQ/Digital, Silicon Graphics, IBM and Dell are sold worldwide to distributors, value-added resellers and end users.

The Company is an independent memory manufacturer and competes with several other large independent memory manufacturers as well as the original equipment manufacturers mentioned above. The primary raw material used in producing memory boards are dynamic random access memory (DRAM) chips. The purchase cost of DRAM chips typically represents approximately 80% of the total cost of a finished server or workstation memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.


Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                1999       1998      1997
_______________________________________________________________

Revenues                            100.0%     100.0%    100.0%

Cost of sales                        72.3       75.8      78.9
                                    _____      ______    _____

Gross profit                         27.7       24.2      21.1

Engineering and development           1.8        1.5       1.5

Selling, general and administrative  14.6       15.2      11.1
                                    _____      ______    _____

Earnings from operations             11.3        7.5       8.5

Other income (expense), net           0.6        0.3       0.3
                                    _____      ______    _____

Earnings before income taxes         11.9        7.8       8.8

Income tax expense                    4.4        3.0       3.4
                                    _____      ______    _____

Net earnings                          7.5        4.8       5.4
                                    =====      ======    ======


Fiscal 1999 Compared With Fiscal 1998

Revenues in fiscal 1999 totaled $75.9 million, a decrease of 2% from fiscal 1998 revenues of $77.3 million. Unit volume measured as gigabytes shipped increased by approximately 95% in fiscal 1999 over fiscal 1998 levels. However, the Company's average selling price per gigabyte declined by approximately 53% in fiscal 1999 from fiscal 1998. The decline in selling prices was industry wide and was the result of the continued reduction in the purchase cost of DRAMs. The majority of the Company's revenues continue to be generated by products designed for SUN, Hewlett-Packard, Silicon Graphics, and COMPAQ/Digital platforms. Additionally, in the third quarter of fiscal 1999, the Company began producing products for sale to channel assemblers and original equipment manufactures. In fiscal 1999, approximately 74% of revenues were derived from domestic sales, 18% from sales into Europe, with the majority of the remaining sales coming from Pacific Rim countries.

Cost of sales decreased $3.8 million in fiscal 1999 from fiscal 1998. Cost of sales as a percentage of revenue decreased by 3.5% in fiscal 1999 from fiscal 1998. The decrease in percentage is primarily attributable to a favorable product mix resulting from the Company's continued focus on higher capacity memory products which command higher margins.

Engineering and development costs amounted to $1.4 million and $1.1 million in fiscal 1999 and 1998, respectively. The Company has increased its engineering resources to maintain the timely introduction of new products.

Selling, general and administrative costs were $11.1 million in fiscal 1999 versus $11.8 million in fiscal 1998. In fiscal 1999, The Company continued to expand its sales force and increase marketing efforts. The increase in investment in these areas was offset by a decrease in legal expenses. In fiscal 1998 The Company incurred approximately $2.0 million in legal expenses associated with a previously announced complaint filed by Sun Microsystems, Inc. which was resolved in April 1998.

Other income, net totaled $436,000 and $268,000 in fiscal 1999 and 1998, respectively. Other income in both years consists primarily of net interest income.

Fiscal 1998 Compared With Fiscal 1997

During fiscal 1998 DRAM chips continued to dramatically decline in price. At the beginning of the fiscal year, 64 megabit and 16 megabit DRAMs cost approximately $48 and $8, respectively. By the end of the year these same DRAMs were approximately $10 and $2. As a result of this decline and the competitive nature of the industry, average selling prices for most of the Company's products have declined commensurately. However, unit volume measured as gigabytes shipped offset the selling price decline. Workstation and server users increasingly purchased larger capacity memory boards based on 64 megabit DRAM technology as these products have became more cost effective.

Revenues in 1998 totaled $77.3 million, an increase of 12% from 1997 revenues of $69.0 million. The increase in fiscal 1998 was the result of increased unit volume offset by reduced average selling prices. In fiscal 1998, the Company implemented a planned expansion of its domestic and international sales force. This enhanced resource led to an expanded customer base and increased volume. In fiscal 1998, the Company entered into a licensing agreement with Silicon Graphics, Inc. which resulted in increased revenue generated by products designed for that market. In the fourth quarter of fiscal 1998, the Company entered into a licensing agreement with Sun Microsystems, Inc. which allows the Company to use Sun's patented memory module technology. In fiscal 1998, approximately 71% of revenues were derived from domestic sales, 19% from sales into Europe, with the majority of the remaining sales coming from Pacific Rim countries.

Cost of sales increased $4.2 million in fiscal 1998 from fiscal 1997. However, cost of sales as a percentage of revenue decreased by 3.1% in fiscal 1998 from fiscal 1997. The decrease in percentage is primarily attributable to a decision made by the Company in the beginning of fiscal 1998 to focus exclusively on higher capacity memory products which command higher margins.

Engineering and development costs amounted to $1.1 million in fiscal 1998, a decrease from fiscal 1997 expenditures of $1.0 million.

Selling, general and administrative costs were $11.8 million in fiscal 1998 versus $7.7 million in fiscal 1997. In fiscal 1998, The Company incurred approximately $2.0 million in legal expenses associated with a previously announced complaint filed by Sun Microsystems, Inc. Fiscal 1997 expenses related to this matter totaled approximately $400,000. The litigation was resolved in fiscal 1998 and all expenses associated with the litigation were either paid or accrued as of the end of fiscal 1998. The remainder of the year over year increase was primarily the result of the previously mentioned expansion of the Company's sales force.

Other income, net totaled $268,000 and $227,000 in 1998 and 1997, respectively. Other income in both years consists primarily of net interest income.


Liquidity and Capital Resources

During fiscal 1999 the Company purchased and retired 338,000 shares of its common stock at a total price of $2.6 million while still maintaing a strong working capital and cash position. Working capital at the end of fiscal 1999 amounted to $17.4 million, including cash and cash equivalents of $8.1 million, compared to working capital of $14.5 million, including cash and cash equivalents of $7.5 million in fiscal 1998. Current assets at year end were 3.7 times current liabilities compared to 3.2 at the end of fiscal 1998.

Inventories at the end of fiscal 1999 were $3.3 million compared to fiscal 1998 year-end inventories of $2.9 million. Currently, DRAMs remain readily available and the Company maintains only the required level of inventory necessary to support its customer base.

Capital expenditures were $1.2 million in fiscal 1999 compared to $2.0 million in fiscal 1998. Capital expenditures in both years were primarily for manufacturing equipment, leasehold improvements and management information systems upgrades. At the end of fiscal 1999, contractual commitments for capital purchases were nil. Fiscal 2000 capital expenditures are expected to be approximately the same level as fiscal 1999 expenditures.

The Company's products are all year 2000 compliant. The Company has upgraded its manufacturing, accounting, production and inventory control systems and software and management believes that these systems and software are now or will be year 2000 compliant by year end. The Company has numerous personal computers and peripheral devices used in information technology and non-information technology applications which have been tested for year 2000 compliance. The Company has upgraded or replaced any known non year 2000 compliant devices and management believes that these devices are now year 2000 compliant. Management estimates that the financial impact of the upgrade will not have a material
                                     8
effect on the Company's consolidated financial condition, results of operations and liquidity.

As part of the Company's Year 2000 readiness program, the Company has identified its key vendors and suppliers and is attempting to ascertain their stage of year 2000 readiness primarily through questionnaires and interviews. The Company has a diverse customer base, with no single customer accounting for 10% or more of its revenue. At this time, the Company has no plans to ascertain the stage of year 2000 readiness of its current customers.

The possible consequences of the Company, its key vendors, certain customers, governments or government agencies, financial institutions, utilities, etc. of not being year 2000 compliant by January 1, 2000 include but are not limited to, among other things, a temporary plant closing, delays in the delivery of products, delays in collection of receivables and supply disruption. Because of the widespread nature of this problem, no assurances can be made that the Company will not be materially adversely affected by a temporary inability of the Company to conduct its business in the ordinary course for a period of time after January 1, 2000. However, management believes that the actions it has taken should significantly reduce the adverse effect any such disruptions may have.

On September 10, 1998, the Company announced an open market repurchase program providing for the repurchase of up to 500,000 shares of its common stock. On June 15, 1999, the Company announced an additional open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of June 15, 1999, the total number of shares authorized for purchase under the two programs is 614,000 shares.

Inflation has not had a significant impact on the Company's revenue and operations.

During fiscal 1999, the Company renewed its $12 million unsecured revolving credit line with its bank. The credit facility was unused during fiscal 1999. Annually, $6 million of the facility is scheduled to expire. The Company intends to renew any expiring portion of the facility by the expiration date and maintain a $12 million total facility.

Management believes that its working capital together with internally generated funds and its bank line of credit are adequate to finance the Company's operating needs and future capital requirements.


Quantitative and Qualitative Disclosure About Market Risk


The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $8,500,000 and the weighted average effective interest weight for these investments was approximately 5.25%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not effect the value of its portfolio. The Company's objectives in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal. As the current premium for investing long term is small by historic standards, it does not, in management's judgement, justify a risk as to the security of principal. The Company maintains a limited inventory of its products in Europe. The Company is considering marketing its products in Euro denominations.

Common Stock Information

The Common Stock of the Company is traded on the American Stock Exchange under the symbol "DTM". The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock as reported by the American Stock Exchange and adjusted for a two-for-one stock split distributed on December 3, 1998.


                          1999                   1998
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter       6 3/4      5 11/16      5 7/16    4 1/2
Second Quarter      7 7/16     5 3/16       5 3/16    4 1/16
Third Quarter       10 3/4     7 5/16       4 27/32   4
Fourth Quarter      10 1/4     6 3/4        6 11/32   4 29/32


At April 30, 1999 there were approximately 2,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.

               DATARAM CORPORATION AND SUBSIDIARY
                   Consolidated Balance Sheets
                     April 30, 1999 and 1998
               (In thousands, except share amounts)




                                               1999       1998
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 8,093    $ 7,530
  Trade receivables, less allowance for
    doubtful accounts of $450 in 1999 and
    1998                                      12,016     10,076
  Inventories:
    Raw materials                              1,335      1,759
    Work in process                              508         61
    Finished goods                             1,447      1,103
                                              ______     ______
                                               3,290      2,923
  Deferred income taxes (note 3)                 368        425
  Other current assets                           107         68
                                              ______     ______
               Total current assets           23,874     21,022
                                              ______     ______
Property and equipment, at cost:
  Land                                           875        875
  Machinery and equipment                      5,189      8,806
                                              ______     ______
                                               6,064      9,681
  Less accumulated depreciation                2,573      6,246
                                              ______     ______
               Net property and equipment      3,491      3,435
Other assets                                       9          7
                                              ______     ______
                                             $27,374    $24,464
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 4,344    $ 4,699
  Accrued liabilities (note 7)                 2,092      1,784
                                              ______     ______
               Total current liabilities       6,436      6,483
  Deferred income taxes (note 3)                 919      1,013
                                              ______     ______
               Total liabilities               7,355      7,496
                                              ______     ______

  Stockholders' equity (notes 4 and 5):
    Common stock, par value $1.00 per share.
      Authorized 18,000,000 shares; issued
      and outstanding 5,236,810 in 1999
      and 2,781,405 in 1998                    5,237      2,781
    Additional paid-in capital                     -      2,126
    Retained earnings                         14,782     12,061
                                              ______     ______
               Total stockholders' equity     20,019     16,968

                                              ______     ______
  Commitments and contingencies (notes 6 and 10)

                                             $27,374    $24,464
                                              ======     ======


See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARY
               Consolidated Statements of Earnings
             Years ended April 30, 1999, 1998 and 1997
             (In thousands, except per share amounts)



                                         1999     1998     1997
                                       _______  _______  _______

Revenues (note 9)                     $ 75,853 $ 77,286 $ 68,980
                                       _______  _______  _______
Costs and expenses (notes 6 and 8):
  Cost of sales                         54,814   58,608   54,409
  Engineering and development            1,373    1,113    1,030
  Selling, general and administrative   11,108   11,766    7,674
                                       _______  _______  _______
                                        67,295   71,487   63,113
                                       _______  _______  _______
Earnings from operations                 8,558    5,799    5,867

Other income (expense):
  Other income, net                          -        3       18
  Interest income                          479      305      276
  Interest expense                         (43)     (40)     (67)
                                       _______  _______  _______
                                           436      268      227
                                       _______  _______  _______

Earnings before income tax expense       8,994    6,067    6,094

Income tax expense (note 3)              3,359    2,345    2,325
                                       _______  _______  _______
Net earnings                            $5,635   $3,722   $3,769
                                       =======  =======  =======
Net earnings per common share:
  Basic                                 $ 1.03   $  .63   $  .56
                                       =======  =======  =======
  Diluted                               $  .90   $  .60   $  .55
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARY
              Consolidated Statements of Cash Flows
            Years ended April 30, 1999, 1998 and 1997
                          (In thousands)

                                         1999     1998     1997
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings                          $5,635   $3,722   $3,769
  Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization       1,147      785      594
     Bad debt expense (recovery)          (125)     435      263
     Deferred income tax expense
      (benefit)                            (37)     (2)       50
     Changes in assets and liabilities:
       (Increase) decrease in trade
        receivables                     (1,815)  (2,038)   3,342
       (Increase) decrease in
        inventories                       (367)   1,473   (2,084)
        Decrease in income tax
        receivable                           -       48      376
       (Increase) decrease in
        other current assets               (39)      33      (51)
       (Increase) in other assets           (2)      (1)       -
        Increase (decrease) in
        accounts payable                  (355)     554   (1,764)
        Increase in accrued
        liabilities                        308      691       70
                                         _____    _____    _____
  Net cash provided by
   operating activities                  4,350    5,700    4,565
                                         _____    _____    _____
Cash flows from investing activities:
    Purchase of property and equipment  (1,203)  (1,966)    (650)
                                         _____    _____    _____
  Net cash used in investing activities (1,966)  (1,966)    (650)
                                         _____    _____    _____


Cash flows from financing activities:
  Purchase and subsequent cancellation
   of shares of common stock            (2,615)  (3,318)  (5,671)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                            31      278      110
                                         _____    _____    _____
  Net cash used in financing
   activities                           (2,584)  (3,040)  (5,561)
                                         _____    _____    _____
Net increase (decrease) in cash and
 cash equivalents                          563      694  (1,646)
Cash and cash equivalents at
 beginning of year                       7,530    6,836    8,482
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $  8,093  $ 7,530  $ 6,836
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $    40   $    52  $    43
    Income taxes                      $ 2,950   $ 2,033  $ 1,881
                                        =====     =====    =====

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARY
         Consolidated Statements of Stockholders' Equity
            Years ended April 30, 1999, 1998 and 1997
               (In thousands, except share amounts)

                                                         Total
                                      Additional         stock-
                              Common  paid-in   Retained holders'
                              stock   capital   earning  equity
                              ______  ________  _______  ________


Balance at April 30, 1996    $ 3,824  $ 3,425   $10,829  $18,078

  Issuance of 19,000 shares
   under stock option plans       19       91        -       110
  Purchase and subsequent
   cancellation of
   765,856 shares               (765)  (1,063)  (3,843)   (5,671)
  Net earnings                     -        -    3,769     3,769
                              ______  ________  _______   ______
Balance at April 30, 1997      3,078    2,453   10,755    16,286

  Issuance of 39,000 shares
   under stock option plans       39      239        -       278
  Purchase and subsequent
   cancellation of
   335,044 shares               (336)    (566)  (2,416)   (3,318)
  Net earnings                     -        -    3,722     3,722
                              ______  ________  _______   ______
Balance at April 30, 1998      2,781    2,126   12,061    16,968

  Two-for-one common stock
   split                       2,782   (2,126)    (656)        -
  Issuance of 12,000 shares
   under stock option plans       12       19        -        31
  Purchase and subsequent
   cancellation of
   338,000 shares               (338)     (19)  (2,258)   (2,615)
  Net earnings                     -        -    5,635     5,635
                              ______  ________ _______    ______
Balance at April 30, 1999    $ 5,237  $     -  $14,782   $20,019
                              ======  ======== =======   =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements


(1) Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dataram International Sales Corporation (a Domestic International Sales Corporation
(DISC)). All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash, money market preferred stock and commercial paper purchased with original maturities of three months or less.

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

Income Taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the tax rate changes.

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

Basic net earnings per share was calculated by dividing net earnings by the weighted average number of common shares outstanding during the period after giving retroactive effect to the two-for-one stock split declared on November 11, 1998 and distributed to shareholders on December 3, 1998 (see note 4). Diluted net earnings per share was calculated in a manner consistent with Basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).
                                     14

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share:


 (Earnings in thousands)
                                   Year ended April 30, 1999
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 5,635     5,454,495     $ 1.03

Effect of dilutive securities
-stock options                       -       778,230
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 5,635     6,232,725     $  .90
                               =======     =========     ======

                                   Year ended April 30, 1998
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 3,722     5,916,030     $  .63

Effect of dilutive securities
-stock options                       -       320,620
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 3,722     6,236,650     $  .60
                               =======     =========     ======

                                   Year ended April 30, 1997
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 3,769     6,721,950     $  .56

Effect of dilutive securities
-stock options                       -       142,572
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 3,769     6,864,522     $  .55
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

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.

Impairment of Long-Lived Assets and Long-Lived Assets to be
Disposed of

Long-Lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Stock Based Compensation

Stock based compensation is recognized using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. For disclosures purposes, net earnings and net earnings per share data included in note 5 are provided in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), as if the fair value method had been applied.

(2)  Long-Term Debt

On November 1, 1998, the Company amended and restated its credit facility with its bank. Under the amended agreement, the Company modified certain financial covenants, eliminated its term loan facility and increased its revolving credit facility to $12,000,000 until October 31, 1999, at which point it will decrease to $6,000,000 until October 31, 2000. The agreement provides for Eurodollar rate loans, CD rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate less 1/2%. The Company is required to pay a commitment fee equal to 1/16 of one percent per annum on the unused commitment. The agreement contains certain restrictive financial covenants including a minimum current ratio, minimum tangible net worth requirement, minimum interest coverage ratio, maximum debt to equity ratio and certain other covenants, as defined by the agreement. There were no borrowings under this facility during fiscal 1999 and 1998. As of April 30, 1999, the amount available for borrowing under the revolving credit facility was $12,000,000.


(3) Income Taxes

Income tax expense for the years ended April 30 consists of the following:

(In thousands)                 1999         1998         1997
                               _____        _____        _____
Current:
     Federal                 $ 2,958      $ 1,889      $ 1,889
     State                       438          458          386
                               _____        _____        _____

                               3,396        2,347        2,275
                               _____        _____        _____
Deferred:
     Federal                     (33)          (1)         (26)
     State                        (4)          (1)          76
                               _____        _____        _____
                                 (37)          (2)          50
                               _____        _____        _____
Total income tax expense     $ 3,359      $ 2,345      $ 2,325
                               =====        =====        =====

The actual income tax expense differs from "expected" tax expense
(computed by applying the U. S. corporate tax rate of 34% to earnings before income taxes) as follows:

(In thousands)                  1999         1998         1997
                               _____        _____        _____

Computed "expected" tax
  expense                    $ 3,058      $ 2,063      $ 2,072

State income taxes(net
  of Federal income tax
  benefit)                       286          303          303

Other                             15          (21)         (50)
                               _____        _____        _____

                             $ 3,359      $ 2,345      $ 2,325
                               =====        =====        =====



The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


(In thousands)                              1999         1998
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  77        $ 125
  Accounts receivable, principally due
   to allowance for doubtful accounts        176          176
  Property and equipment, principally
   due to differences in depreciation        199          104
  Inventory, principally due to
   reserve for obsolescence                   10           20
                                            ____         ____
  Total gross deferred tax assets            462          425
                                            ____         ____
Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Other                                     (350)        (350)
                                            ____         ____
  Total gross deferred tax liabilities    (1,013)      (1,013)
                                            ____         ____
  Net deferred tax liabilities             $(551)       $(588)
                                            ====         ====

(4)     Common Stock Transactions

On November 11, 1998, the Company's Board of Directors announced a two-for-one stock split effected in the form of a dividend for shareholders of record at the close business on November 23, 1998 and payable December 3, 1998. The stock split has been charged to additional paid-in capital and retained earnings at par value. Share amounts in the notes to the financial statements, weighted average shares outstanding and net earnings per share have been retroactively adjusted to reflect the stock split.


(5) Stock Option Plans

During 1982, the Company adopted an incentive stock option plan. In 1995. In 1997, 6,000 (pre-split) options were exercised under this plan at an exercise price of $3.567 (pre-split). No further options may be granted under the plan and there are no options outstanding under the 1982 plan.

In September 1992, the Company adopted an incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,900,000 shares, adjusted for the two-for-one stock split, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 1999, 669,600 of the outstanding options are exercisable.

The status of the 1992 plan for the three years ended April 30, 1999, adjusted for the two-for-one stock split, is as follows:

                                         Options Outstanding
                                    _____________________________
                                                  Exercise price
                                       Shares          per share
                                    _________     _______________

Balance April 30, 1996                704,000       $ 2.563-3.563
   Granted                            334,000               3.469
   Exercised                          (26,000)        2.563-3.563
   Cancelled                          (20,000)              3.563
                                    _________        ____________
Balance April 30, 1997                992,000         2.563-3.563
   Granted                            464,000         4.219-5.375
   Exercised                          (78,000)              3.563
   Cancelled                          (44,000)        2.563-4.688
                                    _________        ____________

Balance April 30, 1998              1,334,000         2.563-5.375
   Granted                            116,000               5.406
   Exercised                          (12,000)              2.563
   Cancelled                          ( 8,000)              2.563
                                    _________        ____________

Balance April 30, 1999              1,430,000       $ 2.563-5.406
                                    ==========       ============

The Company also grants nonqualified stock options to nonemployee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these nonemployee directors are exercisable at a price representing the fair value at the date of grant, and expire five years after date of grant. Of each option, 25% is first exercisable on or after the date of the grant and an additional 25% on each of three succeeding anniversary dates. At April 30, 1999, 90,000 of the outstanding options are exercisable.

The status of the nonemployee director options for the three years ended April 30, 1999, adjusted for the two-for-one stock split, is as follows:

                                         Options Outstanding
                                      ___________________________
                                                  Exercise price
                                       Shares          per share
                                       ______     _______________

Balance April 30, 1996                240,000        $      5.625
   Granted                             60,000               3.469
   Exercised                                -                   -
   Cancelled                                -                   -
                                     ________        ____________
Balance April 30, 1997                300,000         3.469-5.625
   Granted                            240,000               4.219
   Exercised                                -                   -
   Cancelled                         (240,000)              5.625
                                     ________        ____________

Balance April 30, 1998                300,000         3.469-4.219
   Granted                                  -                   -
   Exercised                                -                   -
   Cancelled                                -                   -
                                     ________        ____________

Balance April 30, 1999                300,000        $3.469-4.219
                                     ========        ============




The following table, adjusted for the two-for-one stock split, summarizes information about stock options outstanding at April
30, 1999:

               Options outstanding            Options exercisable
____________________________________________  ___________________

               Number     Weighted               Number
                 out-      average  Weighted   exercis-  Weighted
Range of     standing    remaining   average    able at   average
exercise     at April  contractual  exercise  April 30,  exercise
price        30, 1999         life     price       1999     price
____________ _________ ____________ ________  _________ ________
$2.563-3.563   850,000        5.16  $  3.34    582,800   $  3.38
 4.219-4.875   640,000        6.77     4.28    140,000      4.28
 5.375-5.406   240,000        8.65     5.39     36,800      5.38
____________ _________ ____________ _______   _________  _______
$2.563-5.406 1,730,000        6.55  $  3.97    759,600   $  3.64
============ ========= ============ =======   =========  =======

The Company applies APB Opinion 25 in accounting for its Plans and, accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense is recorded. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:


(In thousands, except per share amounts)
                                             April 30,
                                      ________________________

                                      1999     1998       1997
                                      ____     ____       ____
Net earnings:

 As reported                       $ 5,635  $ 3,722    $ 3,769
 Pro forma                           5,346    3,517      3,667
Net earnings per common share
(adjusted for two-for-one stock split):
 Basic:
  As reported                         1.03      .63        .56
  Pro forma                            .98      .59        .55
 Diluted:
  As reported                          .90      .60        .55
  Pro forma                            .86      .56        .53

The pro forma amounts as noted above may not be representative of the effects on reported earnings for future years. Pro forma net earnings reflects only options granted in 1999, 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 5 years and compensation cost for options granted prior to April 30, 1995 is not considered.

The fair value of the stock options granted in 1999, 1998 and 1997 was $2.81, $2.43 and $2.07, respectively, on the date of the grant using the BlackScholes option pricing model with the following assumptions: for 1999 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 34%, and an expected life of 7.5 years; for 1998 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 37%, and an expected life of 7.5 years; for 1997 - expected dividend yield 0.0%, risk free interest rate of 7%, expected volatility of 41%, and an expected life of 7 years.

(6) Commitments

The Company and its subsidiary occupy various facilities and operate various equipment under operating lease arrangements.
Rents charged to operations amounted to approximately $790,000 in 1999, $593,000 in 1998 and $612,000 in 1997.

Minimum annual rental commitments for all noncancellable operating leases as of April 30, 1999 are approximately as follows:

(In thousands)

2000                     $  748
2001                        431
2002                        125
                          _____
                         $1,304
                          =====

During the year ended April 30, 1998, the Company signed licensing agreements with Silicon Graphics, Inc. (SGI) and Sun Microsystems, Inc. (SUN) to manufacture memory upgrades for certain high performance servers and workstations. The Company signed an additional licensing agreement with SGI for certain products in fiscal 1999. Under these agreements, the Company is obligated to pay a royalty based on sales of such products.


(7) Accrued Liabilities

Accrued liabilities consist of the following:

(In thousands)                          1999         1998
                                        ____         ____
Payroll, including
   vacation                           $  288       $  474
Commissions and bonuses                  999          563
Royalties (note 6)                       420          364
Other                                    385          383
                                      ______       ______
                                      $2,092       $1,784
                                      ======       ======

(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $181,000, $133,000 and $121,000 in 1999, 1998 and
1997, respectively.


(9) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with workstations and servers which are manufactured by various computer systems companies. Revenues for 1999, 1998 and 1997 by geographic region is as follows:


(in thousands)                        Export
                                  ________________
Years ended April 30,     United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
1999                   $  56,292 $ 13,960   $5,601      $  75,853
1998                   $  54,989 $ 14,860   $7,437      $  77,286
1997                   $  50,147 $ 12,988   $5,845      $  68,980




(10) Litigation

In August 1996, SUN filed a complaint alleging patent infringement against the Company in the Federal District Court asserting the infringement of five specific patents related to single inline memory module (SIMM) technology. In October 1996, the Company filed its answer and affirmative defenses and asserted several anti-trust and other anti-competitive counterclaims against SUN in addition to its affirmative defenses.

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

                     INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiary as of April 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiary as of April 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1999, in conformity with generally accepted accounting principles.



KPMG LLP


Princeton, New Jersey
May 20, 1999

Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        1999       1998       1997       1996       1995
______________________       ____       ____       ____       ____       ____

Revenues                  $ 75,853   $ 77,286   $ 68,980   $107,627   $103,028
Net earnings (loss)          5,635      3,722      3,769      1,450     (1,299)
Basic earnings
  (loss) per share            1.03        .63        .56        .19       (.17)
Diluted earnings
  (loss) per share             .90        .60        .55        .19       (.17)
Current assets              23,874     21,022     20,277     23,735     24,710
Total assets                27,374     24,464     22,537     25,939     27,355
Current liabilities          6,436      6,483      5,238      6,932     10,649
Long-term debt                   -          -          -          -          -
Total stockholders'
  equity                    20,019     16,968     16,286     18,078     16,390
Cash dividends                   -          -          -          -          -

Earnings per share data has been adjusted to reflect the two-for-one stock split for shareholders of record on December 3, 1998.


Quarterly Financial Data (Unaudited)
(In thousands, except per share amounts)
                                               Quarter Ended
                               ____________________________________________
Fiscal 1999                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $17,750      $16,262      $18,922    $22,919
Gross profit                     5,480        5,167        5,053      5,339
Net earnings                     1,417        1,290        1,422      1,506
Net earnings (diluted) per common
and common equivalent share        .23          .21          .22        .24


                                               Quarter Ended
                               ____________________________________________
Fiscal 1998                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $18,147      $20,068      $19,844    $19,227
Gross profit                     3,512        4,665        5,153      5,348
Net earnings                       669          945        1,032      1,076
Net earnings (diluted) per common
and common equivalent share        .11          .15          .17        .18


Earnings per share is calculated independently for each quarter and therefore does not equal the total for the year.

Earnings per share data has been adjusted to reflect the two-for-one stock split for shareholders of record on December 3, 1998.

DIRECTORS AND CORPORATE OFFICERS

Directors


Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer
of Dataram Corporation

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

Hugh F. Tucker
Vice President, Sales

Jay Litus
Vice President, Business Development

Thomas J. Bitar
Secretary
Partner, Dillon, Bitar & Luther



Corporate Headquarters

Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071


Auditors

KPMG LLP
Princeton, NJ


General Counsel

Dillon, Bitar & Luther
Morristown, NJ


Transfer Agent and Registrar

First Union National Bank
Customer Information Center
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC  28288


Stock Listing

Dataram's common stock is listed on
the American Stock Exchange with the
trading symbol DTM.


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 8,
1999, at 2:00 p.m. at Dataram's
corporate headquarters at:
     186 Princeton Road (Route 571)
     West Windsor, NJ 08550


Form 10-K

A copy of the Company's annual report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550

Dataram Corporation
Corporate Headquarters-186 Princeton Road (Route 571)-West
Windsor, NJ 08550
Toll Free: 800-DATARAM Phone: 609-799-0071 Fax: 609-799-6734
Web Site: www.dataram.com