Form 10-K, Exhibit 13
period 2000-04-30
DATARAM CORP
filed 2000-07-28
CIK 27093

                         [DATARAM LOGO]



                       DATARAM CORPORATION



                       2000 ANNUAL REPORT
















<PAGE 1>


Financial Highlights and Table of Contents

(Dollar figures in thousands, except per share amounts)

Fiscal Year                  2000     1999     1998     1997
                           _______  _______  _______   _______

Revenues                 $ 109,152 $ 75,853 $ 77,286 $  68,980
Net earnings                 7,846    5,635    3,722     3,769

Net earnings per
common and common share
equivalent (diluted)          .81       .60      .40       .37

Working capital            22,711    17,438   14,539    15,039
Stockholders' equity       26,894    20,019   16,968    16,286
Long-term debt                  0         0        0         0




Table of Contents

2 A Message from the President

3 Company Profile

7 Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations

10 Financial Review

21 Selected Financial Data






<PAGE 2>

[PICTURE OF ROBERT TARANTINO]

To Our Shareholders


It is my pleasure to report on our fiscal 2000 performance and outline our outlook and plans for the future.

Fiscal 2000 was a record year for Dataram in nearly all respects. As a leading independent provider of advanced memory for network servers, the Company continued to benefit from the explosive growth of the Internet and the rapid growth in the installed base of network servers in Corporations worldwide. In fiscal 2000, we substantially increased our revenues, net earnings and earnings per share. The Company's revenues increased by 44% in fiscal 2000 to $109,152,000 from fiscal 1999 revenues of $75,853,000.
Net earnings increased by 39% in fiscal 2000 to $7,846,000, or $.81 per diluted share, from $5,635,000, or $.60 per diluted share for fiscal 1999.

The outlook for our memory business remains strong. Servers are at the center of corporate networks and the Internet, and our products enhance server performance. The activities of Internet users, service providers and large corporations are placing increasing demands on information technology infrastructure. Today's network expansion supports rapid growth in data and file transmission. Tomorrow's expansion will enable distribution of multimedia content and broadband communications. The converging worlds of voice communications, television and computers will require vastly higher bandwidth. As a consequence, users will need more servers and with more memory in them.

Timely new product introductions have always played an important part in our success. As the power of Intel processors has increased, a new market has emerged for Dataram, high end Intel processor based servers. Our customers responded strongly to the availability of our new Intel certified memories last year and this acceptance made a significant contribution to our growth.

We must continue to invest in our business to keep up with opportunities. In fiscal 2001 we will continue to expand our domestic sales force. Recently, we opened a sales and marketing office in the United Kingdom to maximize our participation in the Internet infrastructure growth in Europe and we plan to expand our sales staff in that region also. Additionally, we have commenced an expansion of our manufacturing facilities which will culminate in a doubling of our production capacity.

Enhancing shareholder value remains one of our top priorities. Company management maintains an ongoing communications program with the investment community, one result of which has been the initiation of analyst coverage of the Company. To improve liquidity for our shares, the Company's Board of Directors approved a three-for-two stock split in fiscal 2000 as well as the transfer the listing of our common shares to the NASDAQ National Market.

We would like to take this opportunity to thank our shareholders and the investment community for their continued support, and to express our appreciation to our employees, whose hard work and dedication enable us to consistently reach and even exceed our challenging goals.

July 15, 2000

Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer



<PAGE 3>

Company Profile

Dataram Corporation provides the products, quality, service and support to dramatically accelerate the power and performance for ISPs, ASPs, enterprise-wide business and the online market today.

To address the growing role of e-Business and the demands of the Internet, Dataram manufactures and markets gigabyte memory for Compaq, Hewlett-Packard, IBM, Silicon Graphics and Sun Microsystems computers. Additionally, the Company manufactures a line of Intel certified memory which is sold to original equipment manufacturers and channel assemblers. Dataram products are sold worldwide to distributors, value-added resellers and large end users.

The rapid growth of the Internet, spurring applications such as Web serving, powerful database-driven sites and highly customized e-Business services creates unprecedented demand for our premium products.

The Company is dedicated to creating the highest quality performance enhancing memory products for network servers, and, as a result, has built a strong customer base in variety of industries throughout the world, including Internet service providers, telecommunications, medical imaging, engineering, manufacturing, business, finance, science and education, government, utilities and arts and entertainment.

Our value advantage lies in our consistent product quality, unparalleled service and support and the ability to offer our products at a price significantly lower than computer manufacturers. Our memory products achieve the same high level of form, fit and function as the computer manufacturers and are backed by a lifetime guarantee and incomparable service.


<PAGE 4>

Over the past 34 years we have earned a reputation for being first to market with high capacity memory that keeps pace with today's intense computing environments. Through research and development we can continue to be a leader in the industry, providing the products our customers need. We introduced memory for the innovative dense rack server market, targeting customers who are focused on saving space in the data center and plan to scale their environment by adding servers by the tens, hundreds or even thousands. Dataram also supplies memory to boost the performance of database applications executing large scale transaction processing and complex decision support queries. In fiscal year 2000, we introduced seventy-five new products for our target markets. In addition, the company's Intel products qualified for CMTL "Gold Memory Module" manufacturer status, a certification program developed jointly by Intel and CMTL that is the industry standard for memory compatibility on Intel chipset based server motherboards.


<PAGE 5>

We offer our customers a number of services that add value to their product purchases. Our website, www.dataram.com offers resources such as product information and specifications, real time data regarding product availability, selling prices and shipment status.

Regardless of the application, all orders are backed by a lifetime guarantee and are shipped within hours of when they are received.

Dataram's flexibility and adaptability allows us to respond quickly and accurately to our customers needs. Our sales model gives us an important competitive advantage in the memory industry. Domestically, we have a centralized sales team located in Princeton, New Jersey. Demonstrating our commitment to the European marketplace, we have opened a centralized sales and marketing office in the United Kingdom.

By having a centralized sales team model we assure our customers prompt and professional attention 24 hours a day and we have increased both the quantity and quality of our customer relationships.

Because we are committed to growth, we have expanded our sales force and plan to continue this expansion in the upcoming fiscal year.


<PAGE 6>

Financially, Dataram is poised to meet the demands of our growing marketplace. We have no long-term debt, a strong balance sheet and a proven track record of profitability. As we look ahead, we are well positioned to exceed our customer's expectations to provide exceptional products, service, support, and loyalty on every level.





<PAGE 7>

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers. The Company's products help powerful computers provide internet services, track airline reservations, execute stock transactions, support communications activity, medical imaging, utility transmission, research programs and a host of other memory intensive applications. The Company's memory products, principally for computers manufactured by Sun Microsystems, COMPAQ, Hewlett-Packard, Silicon Graphics, IBM as well as Intel motherboard based servers are sold worldwide to distributors, value-added resellers and end users.

The Company is an independent memory manufacturer and competes with several other large independent memory manufacturers as well as the original equipment manufacturers mentioned above. The primary raw material used in producing memory boards are dynamic random access memory (DRAM) chips. The purchase cost of DRAM chips typically represents approximately 80% of the total cost of a finished server or workstation memory board. Consequently, average selling prices for computer memory boards are highly dependent on the pricing and availability of DRAM chips.


Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                2000       1999      1998
_______________________________________________________________

Revenues                            100.0%     100.0%    100.0%

Cost of sales                        75.0       72.3      75.8
                                    _____      ______    _____

Gross profit                         25.0       27.7      24.2

Engineering and development           1.3        1.8       1.5

Selling, general and administrative  12.5       14.6      15.2
                                    _____      ______    _____

Earnings from operations             11.2       11.3       7.5

Other income (expense), net           0.4        0.6       0.3
                                    _____      ______    _____

Earnings before income taxes         11.6       11.9       7.8

Income tax expense                    4.4        4.4       3.0
                                    _____      ______    _____

Net earnings                          7.2        7.5       4.8
                                    =====      ======    ======


Fiscal 2000 Compared With Fiscal 1999

Revenues in fiscal 2000 totaled $109.2 million, an increase of 44% from fiscal 1999 revenues of $75.8 million. Unit volume measured as gigabytes shipped increased by approximately 70% in fiscal 2000 over fiscal 1999 levels. Average selling price per gigabyte declined by approximately 17% in fiscal 2000 from fiscal 1999. The Company's selling prices are largely dependant on the price of DRAM chips which can be volatile. The majority of the Company's revenues are generated by products designed for SUN, Intel, COMPAQ, Hewlett-Packard and Silicon Graphics platforms. In fiscal 2000, approximately 79% of revenues were derived from domestic sales, 14% from sales into Europe, with the majority of the remaining sales coming from Pacific Rim countries.

Cost of sales increased $27.1 million in fiscal 2000 from fiscal 1999. Cost of sales as a percentage of revenue increased by 2.7% in fiscal 2000 from fiscal 1999. The percentage increase is primarily attributable to the growth in revenues of the Company's Intel certified products which were introduced in the third quarter of fiscal 1999 and which command lower margins than the Company's compatibles products.

Engineering and development costs amounted to $1.4 million in fiscal 2000 and 1999. The Company intends to maintain its commitment to the timely introduction of new memory products as new servers are introduced.

Selling, general and administrative costs were $13.7 million in fiscal 2000 versus $11.1 million in fiscal 1999. Fiscal 2000 expenses included full year expenses associated with the Company's expansion of its sales force initiated in fiscal 1999 as well as increased marketing expenditures. The Company intends to continue to expand its sales force in fiscal 2001 both domestically as well as in Europe where it opened a sales and marketing office in April, 2000.

Other income, net totaled $491,000 and $436,000 in fiscal 2000 and 1999, respectively. Other income in both years consists primarily of net interest income.


<PAGE 8>

Fiscal 1999 Compared With Fiscal 1998

Revenues in fiscal 1999 totaled $75.9 million, a decrease of 2% from fiscal 1998 revenues of $77.3 million. Unit volume measured as gigabytes shipped increased by approximately 95% in fiscal 1999 over fiscal 1998 levels. However, the Company's average selling price per gigabyte declined by approximately 53% in fiscal 1999 from fiscal 1998. The decline in selling prices was industry wide and was the result of the continued reduction in the purchase cost of DRAMs. The majority of the Company's revenues were generated by products designed for SUN, Hewlett-Packard, Silicon Graphics, and COMPAQ platforms. Additionally, in the third quarter of fiscal 1999, the Company began producing Intel certified products for sale to channel assemblers and original equipment manufacturers. In fiscal 1999, approximately 74% of revenues were derived from domestic sales, 18% from sales into Europe, with the majority of the remaining sales coming from Pacific Rim countries.

Cost of sales decreased $3.8 million in fiscal 1999 from fiscal 1998. Cost of sales as a percentage of revenue decreased by 3.5% in fiscal 1999 from fiscal 1998. The decrease in percentage was primarily attributable to a favorable product mix resulting from the Company's focus on higher capacity memory products which command higher margins.

Engineering and development costs amounted to $1.4 million and $1.1 million in fiscal 1999 and 1998, respectively. The Company increased its engineering resources to maintain the timely introduction of new products.

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



Liquidity and Capital Resources

During fiscal 2000 the Company purchased and retired 339,104 shares of its common stock at a total price of $3.2 million while still maintaining a strong working capital and cash position. Working capital at the end of fiscal 2000 amounted to $22.7 million, including cash and cash equivalents of $13.7 million, compared to working capital of $17.4 million, including cash and cash equivalents of $8.1 million in fiscal 1999. Current assets at year end were 2.8 times current liabilities compared to 3.7 at the end of fiscal 1999.

Inventories at the end of fiscal 2000 were $4.7 million compared to fiscal 1999 year end inventories of $3.3 million. The increase in inventories is attributable to the year over year growth in revenues.

Capital expenditures were $2.8 million in fiscal 2000 compared to $1.2 million in fiscal 1999. Capital expenditures in both years were primarily for manufacturing equipment, leasehold improvements and management information systems upgrades. At the end of fiscal 2000, contractual commitments for capital purchases were zero. Fiscal 2001 capital expenditures are expected to be approximately 20% higher than fiscal 2000 expenditures.

On June 15, 1999, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of June 15, 2000, the total number of shares authorized for purchase under the program is 382,100 shares.

Inflation has not had a significant impact on the Company's revenue and operations.

During fiscal 2000, the Company renewed its $12 million unsecured revolving credit line with its bank. The credit facility was unused during fiscal 2000. Annually, $6 million of the facility is scheduled to expire. The Company intends to renew any expiring portion of the facility by the expiration date and maintain a $12 million total facility.

Management believes that its working capital together with internally generated funds and its bank line of credit are adequate to finance the Company's operating needs and future capital requirements.


<PAGE 9>

Quantitative and Qualitative Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $9,700,000 and the weighted average effective interest weight for these investments was approximately 5.5%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not effect the value of its portfolio. The Company's objectives in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal. As the current premium for investing long term is small by historic standards, it does not, in management's judgement, justify a risk as to the security of principal. The Company markets in Euro denominations to a limited number of customers.

Common Stock Information

The Common Stock of the Company was traded on the American Stock Exchange under the symbol "DTM" through January 31, 2000. On February 1, 2000, the Company moved the trading of its Common Stock to the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock adjusted for a three-for-two stock split distributed on December 15, 1999.


                          2000                   1999
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter       7 1/12     4 5/6        4 1/2     3 19/24
Second Quarter      10 19/24   6 1/3        4 23/24   3 11/24
Third Quarter       23         10 5/8       7 1/6     4 7/8
Fourth Quarter      28 3/16    14 3/4       6 5/6     4 1/2


At April 30, 2000 there were approximately 7,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.





<PAGE 10>

               DATARAM CORPORATION AND SUBSIDIARY
                   Consolidated Balance Sheets
                     April 30, 2000 and 1999
               (In thousands, except share amounts)




                                               2000       1999
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $13,650    $ 8,093
  Trade receivables, less allowance for
    doubtful accounts of $450 in 2000 and
    1999                                      16,241     12,016
  Inventories:
    Raw materials                              2,454      1,335
    Work in process                              223        508
    Finished goods                             1,974      1,447
                                              ______     ______
                                               4,651      3,290
  Deferred income taxes (note 3)                 428        368
  Other current assets                           157        107
                                              ______     ______
               Total current assets           35,127     23,874
                                              ______     ______
Property and equipment, at cost:
  Land                                           875        875
  Machinery and equipment                      8,010      5,189
                                              ______     ______
                                               8,885      6,064
  Less accumulated depreciation                3,878      2,573
                                              ______     ______
               Net property and equipment      5,007      3,491
Other assets                                      17          9
                                              ______     ______
                                             $40,151    $27,374
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 9,538    $ 4,344
  Accrued liabilities (note 7)                 2,878      2,092
                                              ______     ______
               Total current liabilities      12,416      6,436
  Deferred income taxes (note 3)                 841        919
                                              ______     ______
               Total liabilities              13,257      7,355
                                              ______     ______

  Stockholders' equity (notes 4 and 5):
    Common stock, par value $1.00 per share.
      Authorized 18,000,000 shares; issued
      and outstanding 8,278,403 in 2000
      and 5,236,810 in 1999                    8,278      5,237
    Additional paid-in capital                   981         -
    Retained earnings                         17,635     14,782
                                              ______     ______
               Total stockholders' equity     26,894     20,019

                                              ______     ______
  Commitments and contingencies (note 6)

                                             $40,151    $27,374
                                              ======     ======


See accompanying notes to consolidated financial statements.








<PAGE 11>

               DATARAM CORPORATION AND SUBSIDIARY
               Consolidated Statements of Earnings
             Years ended April 30, 2000, 1999 and 1998
             (In thousands, except per share amounts)



                                         2000     1999     1998
                                       _______  _______  _______

Revenues (note 9)                     $109,152 $ 75,853 $ 77,286
                                       _______  _______  _______
Costs and expenses (notes 6 and 8):
  Cost of sales                         81,877   54,814   58,608
  Engineering and development            1,391    1,373    1,113
  Selling, general and administrative   13,701   11,108   11,766
                                       _______  _______  _______
                                        96,969   67,295   71,487
                                       _______  _______  _______
Earnings from operations                12,183    8,558    5,799

Other income (expense):
  Other income, net                          -        -        3
  Interest income                          533      479      305
  Interest expense                         (42)     (43)     (40)
                                       _______  _______  _______
                                           491      436      268
                                       _______  _______  _______

Earnings before income tax expense      12,674    8,994    6,067

Income tax expense (note 3)              4,828    3,359    2,345
                                       _______  _______  _______
Net earnings                           $ 7,846  $ 5,635  $ 3,722
                                       =======  =======  =======
Net earnings per common share:
  Basic                                 $  .99   $  .69   $  .42
                                       =======  =======  =======
  Diluted                               $  .81   $  .60   $  .40
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.






<PAGE 12>

              DATARAM CORPORATION AND SUBSIDIARY
              Consolidated Statements of Cash Flows
            Years ended April 30, 2000, 1999 and 1998
                          (In thousands)

                                         2000     1999     1998
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings                          $7,846   $5,635   $3,722
Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization       1,307    1,147      785
     Bad debt expense (recovery)            58     (125)     435
     Deferred income tax benefit          (138)     (37)      (2)
     Changes in assets and liabilities:
        Increase in trade
        receivables                     (4,283)  (1,815)  (2,038)
       (Increase) decrease in
        inventories                     (1,361)    (367)   1,473
        Decrease in income tax
        receivable                           -        -       48
       (Increase) decrease in
        other current assets               (50)     (39)      33
        Increase in other assets            (8)      (2)      (1)
        Increase (decrease) in
        accounts payable                 5,193     (355)     554
        Increase in accrued
        liabilities                        787      308      691
                                         _____    _____    _____
  Net cash provided by
   operating activities                  9,351    4,350    5,700
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment, net                      (2,823)  (1,203)  (1,966)
                                         _____    _____    _____
  Net cash used in investing activities (2,823)  (1,203)  (1,966)
                                         _____    _____    _____


Cash flows from financing activities:
  Purchase and subsequent cancellation
   of shares of common stock            (3,205)  (2,615)  (3,318)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                         2,234       31      278
                                         _____    _____    _____
  Net cash used in financing
   activities                             (971)  (2,584)  (3,040)
                                         _____    _____    _____
Net increase  in cash and
 cash equivalents                        5,557      563      694
Cash and cash equivalents at
 beginning of year                       8,093    7,530    6,836
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $ 13,650 $  8,093  $ 7,530
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $    40   $    40  $    52
    Income taxes                      $ 3,968   $ 2,950  $ 2,033
                                        =====     =====    =====

See accompanying notes to consolidated financial statements.





<PAGE 13>

               DATARAM CORPORATION AND SUBSIDIARY
         Consolidated Statements of Stockholders' Equity
            Years ended April 30, 2000, 1999 and 1998
               (In thousands, except share amounts)

                                                         Total
                                      Additional         stock-
                              Common  paid-in   Retained holders'
                              stock   capital   earning  equity
                              ______  ________  _______  ________


Balance at April 30, 1997    $ 3,078    2,453   10,755    16,286

  Issuance of 39,000 shares
   under stock option plans       39      239        -       278
  Purchase and subsequent
   cancellation of
   335,044 shares               (336)    (566)  (2,416)   (3,318)
  Net earnings                     -        -    3,722     3,722
                              ______  ________  _______   ______
Balance at April 30, 1998      2,781    2,126   12,061    16,968

  Two-for-one common stock
   split                       2,782   (2,126)    (656)        -
  Issuance of 12,000 shares
   under stock option plans       12       19        -        31
  Purchase and subsequent
   cancellation of
   338,000 shares               (338)     (19)  (2,258)   (2,615)
  Net earnings                     -        -    5,635     5,635
                              ______  ________ _______    ______
Balance at April 30, 1999      5,237        -   14,782    20,019

  Three-for-two common stock
   split                       2,640     (263)  (2,377)        -
  Issuance of 740,100 shares
   under stock option plans,
   including tax benefits
   of $1,280,000                 740    1,494        -     2,234
  Purchase and subsequent
   cancellation of
   339,104 shares               (339)    (250)  (2,616)   (3,205)
  Net earnings                     -        -    7,846     7,846
                              ______  ________ _______    ______
Balance at April 30, 2000    $ 8,278  $   981  $17,635   $26,894
                              ======  ======== =======   =======

See accompanying notes to consolidated financial statements.



<PAGE 14>

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

Net Earnings Per Share

Net Earnings Per Share is presented in accordance with SFAS No.128, "Earnings Per Share". SFAS 128 establishes standards for computing and presenting earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. Accordingly, the accompanying net earnings per share information has been calculated and presented in accordance with the provisions of SFAS 128.

Basic net earnings per share was calculated by dividing net earnings by the weighted average number of common shares outstanding during the period after giving retroactive effect to the three-for-two stock split declared on November 10, 1999 and distributed to shareholders on December 15, 1999 (see note 4). Diluted net earnings per share was calculated in a manner consistent with Basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).




<PAGE 15>

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share adjusted for the three-for-two stock split:


 (Earnings in thousands)
                                   Year ended April 30, 2000
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 7,846     7,953,490     $  .99

Effect of dilutive securities
-stock options                       -     1,773,043
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 7,846     9,726,533     $  .81
                               =======     =========     ======

                                   Year ended April 30, 1999
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 5,635     8,181,743     $  .69

Effect of dilutive securities
-stock options                       -     1,167,345
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 5,635     9,349,088     $  .60
                               =======     =========     ======

                                   Year ended April 30, 1998
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 3,722     8,874,045     $  .42

Effect of dilutive securities
-stock options                       -       480,930
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 3,722     9,354,975     $  .40
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

Stock Based Compensation

Stock based compensation is recognized using the intrinsic value method in accordance with the provisions of Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees"
("APB 25"), and related interpretations. For disclosures purposes, net earnings and net earnings per share data included in note 5 are provided in accordance with SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), as if the fair value method had been applied.



<PAGE 16>

(2)  Long-Term Debt

On October 29, 1999, the Company amended and restated its existing credit facility with its bank. Under the amended agreement, the Company modified certain financial covenants and increased its revolving credit facility to $12,000,000 until October 31, 2000, at which point it will decrease to $6,000,000 until October 31, 2001. The agreement provides for Eurodollar rate loans, CD rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate less 1/2%. The Company is required to pay a commitment fee equal to 1/16 of one percent per annum on the unused commitment. The agreement contains certain restrictive financial covenants including a minimum current ratio, minimum tangible net worth requirement, minimum interest coverage ratio, maximum debt to equity ratio and certain other covenants, as defined by the agreement. There were no borrowings under this facility during fiscal 2000 and 1999. As of April 30, 2000, the amount available for borrowing under the revolving credit facility was $12,000,000.


(3) Income Taxes

Income tax expense for the years ended April 30 consists of the following:

(In thousands)                 2000         1999         1998
                               _____        _____        _____
Current:
     Federal                 $ 4,184      $ 2,958      $ 1,889
     State                       782          438          458
                               _____        _____        _____

                               4,966        3,396        2,347
                               _____        _____        _____
Deferred:
     Federal                    (120)         (33)          (1)
     State                       (18)          (4)          (1)
                               _____        _____        _____
                                (138)         (37)          (2)
                               _____        _____        _____
Total income tax expense     $ 4,828      $ 3,359      $ 2,345
                               =====        =====        =====

The actual income tax expense differs from "expected" tax expense
(computed by applying the U. S. corporate tax rate of 34% to earnings before income taxes) as follows:

(In thousands)                  2000         1999         1998
                               _____        _____        _____

Computed "expected" tax
  expense                    $4,309       $ 3,058      $ 2,063

State income taxes(net
  of Federal income tax
  benefit)                      504           286          303

Other                            15            15          (21)
                               _____        _____        _____

                             $4,828       $ 3,359      $ 2,345
                              =====         =====        =====



The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


(In thousands)                              2000         1999
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  98        $  77
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                          22          176
  Property and equipment, principally
   due to differences in depreciation        326          199
  Inventory, principally due to
   reserve for obsolescence                  154           10
                                            ____         ____
  Total gross deferred tax assets            600          462
                                            ____         ____
Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Other                                     (350)        (350)
                                            ____         ____
  Total gross deferred tax liabilities    (1,013)      (1,013)
                                            ____         ____
  Net deferred tax liabilities             $(413)       $(551)
                                            ====         ====

(4)     Common Stock Transactions

On November 10, 1999, the Company's Board of Directors announced a three-for-two stock split effected in the form of a dividend for shareholders of record at the close business on November 24, 1999 and payable December 15, 1999. The stock split has been charged to additional paid-in capital and retained earnings at par value. Share amounts in the notes to the financial statements, weighted average shares outstanding and net earnings per share have been retroactively adjusted to reflect the stock split.

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



<PAGE 17>

In September 1992, the Company adopted an incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2000, 558,350 of the outstanding options are exercisable.

The status of the 1992 plan for the three years ended April 30, 2000, adjusted for stock splits, is as follows:

                                         Options Outstanding
                                    _____________________________
                                                  Exercise price
                                       Shares          per share
                                    _________     _______________

Balance April 30, 1997              1,488,000      $  1.708-2.375
   Granted                            696,000         2.813-3.583
   Exercised                         (117,000)              2.375
   Cancelled                          (66,000)        1.708-3.125
                                    _________        ____________
Balance April 30, 1998              2,001,000         1.708-3.583
   Granted                            174,000               3.604
   Exercised                          (18,000)              1.708
   Cancelled                          (12,000)              1,708
                                    _________        ____________

Balance April 30, 1999              2,145,000         1.708-3.604
   Granted                            240,000        4.833-12.583
   Exercised                         (758,650)        1.708-3.604
   Cancelled                          (24,000)        3.604-4.833
                                    _________        ____________

Balance April 30, 2000              1,602,350      $ 1.708-12.583
                                    ==========       ============

The Company also grants nonqualified stock options to nonemployee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these nonemployee directors are exercisable at a price representing the fair value at the date of grant, and expire five years after date of grant. Of each option, 25% is first exercisable on or after the date of the grant and an additional 25% on each of three succeeding anniversary dates. At April 30, 2000, 175,000 of the outstanding options are exercisable.

The status of the nonemployee director options for the three years ended April 30, 2000, adjusted for stock splits, is as follows:


                                         Options Outstanding
                                      ___________________________
                                                  Exercise price
                                       Shares          per share
                                       ______     _______________

Balance April 30, 1997                450,000       $ 2.313-3.750
   Granted                            360,000               2.813
   Exercised                                -                   -
   Cancelled                         (360,000)              3.750
                                     ________        ____________
Balance April 30, 1998                450,000         2.313-2.813
   Granted                                  -                   -
   Exercised                                -                   -
   Cancelled                                -                   -
                                     ________        ____________

Balance April 30, 1999                450,000         2.313-2.813
   Granted                                  -                   -
   Exercised                         (162,500)        2.313-2.813
   Cancelled                                -                   -
                                     ________        ____________

Balance April 30, 2000                287,500       $ 2.313-2.813
                                     ========        ============


The following table, adjusted for stock splits, summarizes information about stock options outstanding at April 30, 2000:

               Options outstanding            Options exercisable
____________________________________________  ___________________

               Number     Weighted               Number
                 out-      average  Weighted   exercis-  Weighted
Range of     standing    remaining   average    able at   average
exercise     at April  contractual  exercise  April 30,  exercise
price        30, 2000         life     price       2000     price
____________ _________ ____________ ________  _________ ________
$1.708-2.812 1,324,900        5.22  $  2.57    703,600   $  2.55
 3.250-3.604   336,950        7.78     3.53     59,750      3.52
 4.833-6.000   171,000        9.04     5.20          -         -
      12.583    57,000        9.57    12.58          -         -
____________ _________ ____________ _______   _________  _______
$2.563-5.406 1,889,850        6.15  $  3.28    763,350   $  2.63
============ ========= ============ =======   =========  =======


<PAGE 18>

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


(In thousands, except per share amounts)
                                             April 30,
                                      ________________________

                                      2000     1999       1998
                                      ____     ____       ____
Net earnings:

 As reported                       $ 7,846  $ 5,635    $ 3,722
 Pro forma                           7,503    5,346      3,517
Net earnings per common share
(adjusted for stock splits):
 Basic:
  As reported                          .99      .69        .42
  Pro forma                            .94      .65        .39
 Diluted:
  As reported                          .81      .60        .40
  Pro forma                            .77      .57        .38

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

The fair value of the stock options granted in 2000, 1999 and 1998 was $2.80, $2.81 and $2.43, respectively, on the date of the grant using the BlackScholes option pricing model with the following assumptions: for 2000 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 43%, and an expected life of 7.5 years; for 1999 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 34%, and an expected life of 7.5 years; for 1998 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 37%, and an expected life of 7.5 years.

(6) Commitments

The Company and its subsidiary occupy various facilities and operate various equipment under operating lease arrangements.
Rent charged to operations amounted to approximately $689,000 in 2000, $790,000 in 1999 and $593,000 in 1998.

Minimum annual rental commitments for all noncancellable operating leases as of April 30, 2000 are approximately as follows:

(In thousands)

2001                    $   628
2002                        398
2003                        286
2004                        276
2005                        194
                          _____
                        $ 1,782
                          =====

During the year ended April 30, 1998, the Company signed licensing agreements with Silicon Graphics, Inc. (SGI) and Sun
Microsystems, Inc. (SUN) to manufacture memory upgrades for certain high performance servers and workstations.
Under these agreements, the Company is obligated to pay a royalty based on sales of such products.


(7) Accrued Liabilities

Accrued liabilities consist of the following:

(In thousands)                          2000         1999
                                        ____         ____
Payroll, including
   vacation                           $  342       $  288
Commissions and bonuses                1,231          999
Royalties (note 6)                     1,034          420
Other                                    271          385
                                      ______       ______
                                      $2,878       $2,092
                                      ======       ======



(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $258,000, $181,000 and $133,000 in 2000, 1999 and
1998, respectively.


<PAGE 19>

(9) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with workstations and servers which are manufactured by various computer systems companies. Revenues for 2000, 1999 and 1998 by geographic region is as follows:


(in thousands)                        Export
                                  ________________
Years ended April 30,     United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
2000                   $  85,832 $ 14,865   $8,455      $ 109,152
1999                   $  56,292 $ 13,960   $5,601      $  75,853
1998                   $  54,989 $ 14,860   $7,437      $  77,286








<PAGE 20>

                     INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiary as of April 30, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiary as of April 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended April
30, 2000, in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP


Princeton, New Jersey
May 24, 2000






<PAGE 21>

Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        2000       1999       1998       1997       1996
______________________       ____       ____       ____       ____       ____

Revenues                $ 109,152   $ 75,853   $ 77,286   $ 68,980  $ 107,627
Net earnings                7,846      5,635      3,722      3,769      1,450
Basic earnings
per share                     .99        .69        .42        .37        .13
Diluted earnings
per share                     .81        .60        .40        .37        .13
Current assets             35,127     23,874     21,022     20,277     23,735
Total assets               40,151     27,374     24,464     22,537     25,939
Current liabilities        12,416      6,436      6,483      5,238      6,932
Long-term debt                  -          -          -          -          -
Total stockholders'
equity                     26,894     20,019     16,968     16,286     18,078
Cash dividends                  -          -          -          -          -

Earnings per share data has been adjusted to reflect the three-for-two stock split for shareholders of record on November 24, 1999.


Quarterly Financial Data (Unaudited)
(In thousands, except per share amounts)
                                               Quarter Ended
                               ____________________________________________
Fiscal 2000                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $21,164      $29,386      $25,728    $32,874
Gross profit                     5,750        7,445        6,271      7,809
Net earnings                     1,531        2,081        1,825      2,409
Net earnings (diluted) per common
and common equivalent share        .17          .22          .19        .24


                                               Quarter Ended
                               ____________________________________________
Fiscal 1999                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $17,750      $16,262      $18,922    $22,919
Gross profit                     5,480        5,167        5,053      5,339
Net earnings                     1,417        1,290        1,422      1,506
Net earnings (diluted) per common
and common equivalent share        .15          .14          .15        .16


Earnings per share is calculated independently for each quarter and therefore does not equal the total for the year.

Earnings per share data has been adjusted to reflect the three-for-two stock split for shareholders of record on November 24, 1999.




<PAGE 22>

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

Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

Hugh F. Tucker
Vice President, Sales

Jay Litus
Vice President, Business Development

Jerry J. Mazza
Vice President, Corporate Development

Mark R. Bresky
Vice President, Information Technology

Anthony M. Lougee
Controller

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.



Corporate Headquarters

Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071


Auditors

KPMG LLP
Princeton, NJ


General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ


Transfer Agent and Registrar

First Union National Bank
Customer Information Center
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC  28288


Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 6,
2000, at 2:00 p.m. at Dataram's
corporate headquarters at:
     186 Princeton Road (Route 571)
     West Windsor, NJ 08550


Form 10-K

A copy of the Company's annual report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550



<PAGE 23>














Dataram Corporation
Corporate Headquarters-186 Princeton Road (Route 571)-West
Windsor, NJ 08550
Toll Free: 800-DATARAM Phone: 609-799-0071 Fax: 609-799-6734
Web Site: www.dataram.com