Form 10-K, Exhibit 13
period 2001-04-30
DATARAM CORP
filed 2001-07-26
CIK 27093

[DATARAM LOGO]



                          DATARAM CORPORATION



                          2001 ANNUAL REPORT



















Financial Highlights and Table of Contents

(Dollar figures in thousands, except per share amounts)

Fiscal Year                  2001     2000     1999     1998
                           _______  _______  _______   _______

Revenues                 $ 130,577 $ 109,152 $ 75,853 $ 77,286
Net earnings                 8,595     7,846    5,635    3,722

Net earnings per
common and common share
equivalent (diluted)           .88       .81      .60      .40

Working capital             20,533    22,711   17,438   14,539
Stockholders' equity        38,043    26,894   20,019   16,968





Table of Contents

1 A Message from the President

2 Company Profile

6 Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations

9 Financial Review

20 Selected Financial Data






[PICTURE OF ROBERT TARANTINO]

To Our Shareholders


It is with pleasure that I report on our fiscal 2001 performance and present our outlook and plans for the future.

Fiscal 2001 was a year in which Dataram achieved record financial results. Despite the challenging economic environment that surfaced by calendar 2000 year-end, the Company continued profitable growth. As a leading independent provider of server memory products, the Company continued to benefit from growth in the Internet and in the installed base of network servers in Corporations worldwide. In fiscal 2001, we increased our revenues, net earnings and earnings per share to record levels. The Company's revenues increased by 20% in fiscal 2001 to $130,577,000 from fiscal 2000 revenues of $109,152,000. Net earnings increased by 10% in fiscal 2001 to $8,595,000, or $0.88 per diluted share, from $7,846,000, or $0.81 per diluted share.

We continued our policy of timely new product introductions. In fiscal 2001, the Company introduced 69 new server memory products to the market. We were first to market with memory modules using DDR SDRAM technology last year, and we launched our DDR modules at CeBIT 2001 in Hanover, Germany.

During the fiscal fourth quarter, Dataram completed the acquisition of certain assets of Memory Card Technology A/S (MCT). The acquisition has expanded the Company's direct market presence to 16 countries, enlarged our sales force, increased our customer base, added a state-of-the-art manufacturing facility in Denmark and significantly diversified our already broad server memory product line with the addition of desktop, notebook and flash memory products.

We continue to be positive about the prospects for the memory market. Currently, economic uncertainty, reduced capital spending and the weak chip pricing environment continue to impact industry growth. However, while it seems that technology spending will remain soft in the short term, there are indications of recovery in the second half of the fiscal year. Demand will pick up in the traditional marketplace and other industrial applications will add incremental sales. Current developments with the Internet, broadband and high-speed access connections and high-density servers are unstoppable. Users will need more servers, workstations, desktops and notebooks with more memory in them. Our Company is geared to take advantage of these developments. In the current environment, we are integrating our management team to maximize the opportunities afforded by our expanded geographic reach, customer base and product line. During this process, we are committed to remaining highly cost efficient to preserve profitability as we position the Company for further growth as economic conditions improve.

Enhancing shareholder value is a top priority. Company management maintains an ongoing communications program with the investment community. To improve liquidity of our shares, the Company's Board of Directors has approved two stock splits in the last three years while maintaining an open market share repurchase authorization.


On behalf of the Board of Directors, I would like to take this opportunity to thank our shareholders and the investment community for their continued support and to express our appreciation to our employees, whose hard work and dedication are instrumental to our continued success.



July 12, 2001



Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer

Company Profile

GEARING FOR THE FUTURE


Dataram is a worldwide leader in the design, development and manufacture of memory products. Our products are sold worldwide to OEMs, distributors, value-added resellers, and corporate accounts. Dataram memory today powers the Internet, Corporations, small businesses, personal computers, and a wide range of other industrial and consumer applications from telecommunications and engineering to digital cameras and palm tops. Our products support the continuing rapid development of the Internet, allowing our partners to fully exploit the possibilities of the new mainstream digital market and high-speed broadband connections.

We at Dataram are gearing for the future. Today, technology is a fusion of products and power creating seamless links interfacing at every level. Huge investments in fiber connections, digital subscriber line's (DSL), fixed wireless and cable modems are creating massive increases in bandwidth. High-speed connections equal more computing power, driving strong demand for cost-effective, powerful servers and storage scaled to meet ever-increasing traffic. Broadband and high speed access are promoting increased usage of high-performing PC's in the home including users who want advanced digital video and sound capabilities. From companies to consumers, Dataram meets the demand of the broadband digital age. We offer a complete spectrum of products ranging from a specialized line of gigabyte-class memory for entry- to enterprise-level servers and workstations to desktop, notebook, flash, and video memory. Dataram's strength is our ability to acknowledge the enormous volatility of our industry and to take creative steps to profit from what it offers us. We constantly assess our ideas and our resources for their relevance to tomorrow's Dataram, not today's. We have secured the basis for continued growth and positioned the Company to continue to meet and surpass customer expectations in fiscal 2002.

Our Mission

To be the best memory company in the world, by being the best at what we do. We provide superior products and customer service, with highly motivated and trained employees contributing to superior financial performance.

To provide our customers with a total performance package, with leading-edge product design and development, just-in-time delivery, competitive price performance, and top service and support, characterizing our commitment to be the best partner imaginable.

Market Responsiveness

Our understanding of the market has enabled us to create a sales model that gives us an important competitive advantage in the memory industry. This foundation positions us uniquely worldwide, with dedicated sales teams focused on being the local choice for their customers in their marketplace. Demonstrating our commitment to securing profitable growth partly through a targeted acquisition, the Company now has an experienced international sales force in 15 foreign countries worldwide, providing outlets for our products in markets where we were not previously represented.

Dataram will continue to focus on key channel partners in our four global regions. In the Asia Pacific region, the Company is now well positioned in seven countries in the region to execute our strategic plans and increase our market share. In Europe we will continue to build on our current market position, penetrating new markets and new countries from our four European sales offices covering the continent. We will increase sales of our current product portfolio to our current customers.

In the US market, Dataram will continue to focus on server memory products and will continue to strengthen its current activities in the market. Sales of desktop and notebook memory products will also contribute to revenue and we will continue to be open for other channel possibilities. Dataram is represented in key countries in the Latin American region. With sales offices in four countries, the platform is laid to take advantage of the memory business in the region.

Manufacturing Flexibility

Our value advantage lies in our consistently being the best in product quality, customer service and responsiveness. Dataram manufactures the industry's broadest and most complete range of memory. We manufacture memory products based on leading edge technologies such as DDR SDRAM, Rambus(R) DRAM, and PC133 SDRAM, and exploit the unique advantage we have with two top product design and development teams working out of Denmark and the United States.

Dataram provides large-capacity memory boards for Compaq, HP, IBM, Intel, SGI and Sun computers. The Company is a CMTL Gold Certified Manufacturer - meaning our modules are approved by the only independent test laboratory approved by Intel. Our state-of-the-art manufacturing facilities in Denmark and the USA are ISO 9001 approved. Dataram guarantees compatibility, has high volume production capacity, offers rapid availability, and provides a lifetime warranty. We consider these parameters the minimum for providing the best possible service to customers.

Product Innovation

Timely, new product development and innovation are a key to our success. The high-density server market is one of the fastest growing market segments with a focus on companies that utilize high-powered web servers and Internet data centers such as ASPs, ISPs, and hosting/collocation. Nearly 450,000 high-density servers will ship in 2001, with an expected growth to 700,000 units per year by 2004.

Dataram takes pride in being first-to-market with key, strategic memory solutions that keep pace with today's intense computing environments. In 2001, we introduced 69 new products to our target markets. At the cornerstone of Sun Microsystems server family, Dataram was first-to-market with memory products for The Sun Fire 3800-6800 Midframe and 280R Midrange server families. We introduced several new IBM server memory products for our business customers, including the high-end enterprise and scalable processing
(SP) systems. To respond to the demands of the rack-hungry Internet Service Provider (ISP) market, Dataram introduced a full line of memory products for Hewlett Packard's state of the art ultra-thin rack mounted servers.

Our Difference

With a sales team in 16 countries worldwide, Dataram has the local presence, global network, professional competence, and strategic focus to ensure that value is added at every link of the chain. Dataram attracts and retains the best-qualified employees, which is a key parameter in a highly competitive industry. Our financial stability, focus on profitability, knowledge of our markets and understanding of our partners' needs ensures that our organization is best able to support Dataram's mission and strategies, and the Company is then uniquely positioned to respond with flexibility and accuracy to developments in the IT industry.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers. In March, 2001 the Company acquired certain assets of Memory Card Technology A/S (MCT), a Danish corporation in suspension of payments under Danish bankruptcy law. As a result of the acquisition, the Company has expanded its product line to include memory for desktop, notebook and flash memory applications.

The Company's memory products, principally for computers manufactured by Sun Microsystems, COMPAQ, Hewlett-Packard, Silicon Graphics, IBM, Intel motherboard based servers, desktops and notebooks as well as flash memory products are sold worldwide to original equipment manufacturers, distributors, value-added resellers and end users. The Company has manufacturing facilities in Denmark and the United States with sales offices in the United States, Europe, Latin America and the Asia Pacific region.
The Company is an independent memory manufacturer and competes with several other large independent memory manufacturers as well as the original equipment manufacturers mentioned above. The primary raw material used in producing memory boards are dynamic random access memory (DRAM) chips. The purchase cost of DRAM chips typically represents approximately 80% of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are highly dependent on the pricing and availability of DRAM chips.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2001       2000      1999
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           74.7       75.0      72.3
                                       _____      _____     _____

Gross profit                            25.3       25.0      27.7

Engineering and development              1.3        1.3       1.8

Selling, general and administrative     13.5       12.5      14.6

Goodwill and intangible asset
amortization expense                     0.2         _         _
                                       _____      _____     _____

Earnings from operations                10.3       11.2      11.3

Other income (expense), net              0.6        0.4       0.6
                                       _____      _____     _____

Earnings before income tax expense      10.9       11.6      11.9

Income tax expense                       4.3        4.4       4.4
                                       _____      _____     _____

Net earnings                             6.6        7.2       7.5
                                       =====      =====     =====


Fiscal 2001 Compared With Fiscal 2000


Revenues in fiscal 2001 totaled $130.6 million, an increase of 20% from fiscal 2000 revenues of $109.2 million. Fiscal 2001 includes approximately $4.4 million of revenues from the Company's acquired operations. Fiscal 2001 was a year characterized by a significant change in market conditions. For the first half of the year, demand for the Company's products continued to accelerate driven by increased capital spending for internet and corporate infrastructure. DRAMS became slightly more expensive than they had been in the prior fiscal year and the Company's average selling prices increased as well. In the second half of the year, largely as a result of the widely publicized slowdown in technology and telecommunications spending, DRAMS declined significantly in price resulting in a decline in average selling prices of the Company's products of approximately 35% from the first half of the year. The conditions of economic slowdown, decreased capital spending and declining selling prices has continued into fiscal 2002 and management anticipates that the Company's revenues will be impacted by these factors for at least the first half of this fiscal year.

Cost of sales increased $15.7 million in fiscal 2001 to $97.6 million from fiscal 2000 cost of sales of $81.9 million. Cost of sales as a percentage of revenue decreased by 0.3% in fiscal 2001 from fiscal 2000.

Engineering and development costs amounted to $1.7 million in fiscal 2001 compared to $1.4 million in fiscal 2000. The Company intends to maintain its commitment to the timely introduction of new memory products as new computers are introduced.

Selling, general and administrative expenses were $17.6 million in fiscal 2001 versus $13.7 million in fiscal 2000. Fiscal 2001 expenses include approximately $1.4 million of expenses from the Company's acquired operations. The Company's focus in fiscal 2002 will be to continue the integration of its worldwide sales, marketing, and administrative staffs.

Goodwill and intangible asset amortization expense was $300,000 in fiscal 2001 versus nil in fiscal 2000. Fiscal 2001 expense was a result of the acquisition. Annual expected future goodwill and intangible asset amortization is $2.6 million.

Other income, net totaled $855,000 and $491,000 in fiscal 2001 and 2000, respectively. Other income, net in fiscal 2001 consists of interest income of $1,038,000 and interest expense of $183,000. Fiscal 2000 other income, net consists of interest income of $533,000 and interest expense of $42,000.


Fiscal 2000 Compared With Fiscal 1999

Revenues in fiscal 2000 totaled $109.2 million, an increase of 44% from fiscal 1999 revenues of $75.8 million. Unit volume measured as gigabytes shipped increased by approximately 70% in fiscal 2000 over fiscal 1999 levels. Average selling price per gigabyte declined by approximately 17% in fiscal 2000 from fiscal 1999. The Company's selling prices are largely dependant on the price of DRAM chips which can be volatile. The majority of the Company's revenues were generated by products designed for SUN, Intel, COMPAQ, Hewlett-Packard and Silicon Graphics platforms.

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

Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2001 amounted to $20.5 million, including cash and cash equivalents of $10.2 million, compared to working capital of $22.7 million, including cash and cash equivalents of $13.7 million in fiscal 2000. Current assets at year end were 2.5 times current liabilities compared to 2.8 at the end of fiscal 2000.

Inventories at the end of fiscal 2001 were $5.9 million compared to fiscal 2000 year end inventories of $4.7 million. The increase in inventories is attributable to inventory purchased as part of the acquisition of certain assets of MCT.

Capital expenditures were $2.2 million in fiscal 2001 compared to $2.8 million in fiscal 2000. Capital expenditures in both years were primarily for manufacturing equipment, leasehold improvements and management information systems upgrades. At the end of fiscal 2001, contractual commitments for capital purchases were zero. Fiscal 2002 capital expenditures are expected to be less than fiscal 2001 expenditures.

On March 23, 2001, the Company acquired certain assets of MCT for total consideration of approximately $32.0 million of which approximately $28.6 million was paid in cash plus the assumption of certain payables and accrued expenses, certain direct transaction costs and certain MCT employee rationalization costs all of which total approximately $3.4 million.

On June 15, 1999, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2001, the total number of shares authorized for purchase under the program is 294,700 shares. Approximately $1.0 million of common stock was repurchased in fiscal 2001.


In April, 2001, the Company entered into a credit facility with its bank which provided for a $10 million term loan and a $15 million revolving credit line. The Company's prior $12 million revolving credit facility was closed. The term loan matures in March, 2006 and is payable in twenty equal quarterly installments. In May, 2001, the Company entered into an arrangement with its bank which fixes the interest rate of the term loan at 7.16% for the duration of the loan. At April 30, 2001, the amount available for borrowing under the revolving credit line was $15 million.

Management believes that its working capital together with internally generated funds and its bank line of credit are adequate to finance the Company's operating needs and future capital requirements.

Inflation has not had a significant impact on the Company's revenue and operations.


Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which as amended, becomes effective for our financial statements beginning May 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The adoption of this Statement will not have a material impact on the consolidated financial statements. The Company entered into an interest rate swap agreement in May 2001 which obligates the Company to pay a fixed rate of 7.16% for the duration of its term loan. The Company has structured this interest rate swap agreement and intends to structure all future such agreements to qualify for hedge accounting pursuant to the provisions of SFAS 133.

Quantitative and Qualitative Disclosure About Market Risk


The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $20.8 million and the weighted average effective interest weight for these investments was approximately 5%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not effect the value of its portfolio. The Company's objectives in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 15 to 20 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. The Company also incurs expenses in these same currencies, primarily payroll and facilities costs which hedge these assets. At present, the Company does not purchase forward contracts as hedging instruments, but intends to do so as circumstances warrant.

Common Stock Information

The Common Stock of the Company was traded on the American Stock Exchange under the symbol "DTM" through January 31, 2000. On February 1, 2000, the Company moved the trading of its Common Stock to the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock.


                          2001                   2000
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $47.50      $17.00      $ 7.50     $ 4.83
Second Quarter      35.00       14.50       10.79       6.33
Third Quarter       22.88        9.75       23.00      10.63
Fourth Quarter      17.50        7.63       28.19      14.75


At April 30, 2001 there were approximately 7,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2001 and 2000
         (In thousands, except share and per share amounts)




                                               2001       2000
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $10,236    $13,650
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $450 and $450 in 2001 and 2000         17,641     16,241
  Inventories:
    Raw materials                              2,841      2,454
    Work in process                              236        223
    Finished goods                             2,848      1,974
                                              ______     ______
                                               5,925      4,651
  Deferred income taxes                          502        428
  Other current assets                           386        157
                                              ______     ______
               Total current assets           34,690     35,127
                                              ______     ______
Property and equipment:
  Land                                           875        875
  Machinery and equipment                     17,714      8,010
                                              ______     ______
                                              18,589      8,885
  Less accumulated depreciation
  and amortization                             5,363      3,878
                                              ______     ______
               Net property and equipment     13,226      5,007

Goodwill, less accumulated amortization
  of $210 in 2001                              9,957          -
Intangible assets, less accumulated
  amortization of $90 in 2001                  7,043          -
Other assets                                     365         17
                                              ______     ______
                                             $65,281    $40,151
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Current installments of long-term debt $ 2,000 $ - Current installments of obligations
    under capital leases                         978          -
  Accounts payable                             7,219      9,538
  Accrued liabilities                          3,960      2,878
                                              ______     ______
               Total current liabilities      14,157     12,416
  Deferred income taxes                          948        841
  Long term debt, excluding current
    installments                               8,000          -
  Obligations under capital leases,
    excluding current installments             4,133          -
                                              ______     ______
               Total liabilities              27,238     13,257
                                              ______     ______

  Stockholders' equity:
    Common stock, par value $1.00 per share.
      Authorized 54,000,000 shares in 2001
      and 18,000,000 shares in 2000; issued
      and outstanding 8,492,219 in 2001
      and 8,278,403 in 2000                    8,492      8,278
    Additional paid-in capital                 4,065        981
    Retained earnings                         25,403     17,635
    Accumulated other comprehensive income        83          -
                                              ______     ______
               Total stockholders' equity     38,043     26,894

                                              ______     ______
  Commitments and contingencies

                                             $65,281    $40,151
                                              ======     ======


See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Earnings
             Years ended April 30, 2001, 2000 and 1999
             (In thousands, except per share amounts)



                                         2001     2000     1999
                                       _______  _______  _______

Revenues                              $130,577 $109,152 $ 75,853

Costs and expenses:
  Cost of sales                         97,588   81,877   54,814
  Engineering and development            1,673    1,391    1,373
  Selling, general and administrative 17,600 13,701 11,108 Goodwill and intangible asset
    amortization expense                   300        -        -
                                       _______  _______  _______
                                       117,161   96,969   67,295
                                       _______  _______  _______
Earnings from operations                13,416   12,183    8,558

Other income (expense):
  Interest income                        1,038      533      479
  Interest expense                        (183)     (42)     (43)
                                       _______  _______  _______
                                           855      491      436
                                       _______  _______  _______

Earnings before income tax expense      14,271   12,674    8,994

Income tax expense                       5,676    4,828    3,359
                                       _______  _______  _______
Net earnings                           $ 8,595  $ 7,846  $ 5,635
                                       =======  =======  =======
Net earnings per common share:
  Basic                                $  1.01  $   .99  $   .69
                                       =======  =======  =======
  Diluted                              $   .88  $   .81  $   .60
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2001, 2000 and 1999
                          (In thousands)

                                         2001     2000     1999
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings                          $8,595   $7,846   $5,635
Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization       1,785    1,307    1,147
     Bad debt expense (recovery)           163       58     (125)
     Deferred income tax expense(benefit)   33     (138)     (37)
     Changes in assets and liabilities:
       (net of effect from the
        acquisition of business):
       (Increase) decrease in trade
        receivables                      6,578   (4,283)  (1,815)
       (Increase) decrease in
   inventories                      1,858   (1,361)    (367)
   Increase in other current assets  (230)     (50)     (39)
        Increase in other assets          (348)      (8)      (2)
        Increase (decrease) in
        accounts payable                (4,144)   5,193     (355)
        Increase (decrease)in
        accrued liabilities               (518)     787      308
                                         _____    _____    _____
  Net cash provided by
   operating activities                 13,772    9,351    4,350
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment, net                      (2,184)  (2,823)  (1,203)
    Acquisition of business, net of
     cash acquired                     (27,326)       -        -
                                         _____    _____    _____
Net cash used in investing activities  (29,510)  (2,823)  (1,203)
                                         _____    _____    _____


Cash flows from financing activities:
  Proceeds from issuance of long-term
   debt                                 10,000        -        -
  Principal payments under capital
   lease obligations                      (147)       -        -
  Purchase and subsequent cancellation
   of shares of common stock            (1,027)  (3,205)  (2,615)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                         3,498    2,234       31
                                         _____    _____    _____
  Net cash provided by (used in)
   financing activities                 12,324     (971)  (2,584)
                                         _____    _____    _____
Net increase (decrease) in cash
 and cash equivalents                   (3,414)   5,557      563
Cash and cash equivalents at
 beginning of year                      13,650    8,093    7,530
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $ 10,236 $ 13,650 $  8,093
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $   106   $    40  $    40
    Income taxes                      $ 2,885   $ 3,968  $ 2,950
                                        =====     =====    =====

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
 Consolidated Statements of Stockholders' Equity and Comprehensive Income
            Years ended April 30, 2001, 2000 and 1999
               (In thousands, except share amounts)

                                                                        Total
                                      Additional         Accumulated   stock-
                              Common  paid-in   Retained comprehen-  holders'
                              stock   capital   earnings sive income   equity
                              ______  ________  ________  ________  ________


Balance at April 30, 1998    $ 2,781  $  2,126  $12,061   $     -   $ 16,968

Two-for-one common stock
   split                       2,782    (2,126)    (656)        -          -
Issuance of 12,000 shares
   under stock option plans       12        19         -        -         31
Purchase and subsequent
   cancellation of 338,000
   shares                       (338)      (19)  (2,258)        -     (2,615)
Net earnings                       -         -    5,635         -      5,635
                              ______  ________  _______    _______  ________

Balance at April 30, 1999      5,237         -   14,782         -     20,019

  Three-for-two common stock
   split                       2,640      (263)  (2,377)        -          -
  Issuance of 740,100 shares
   under stock option plans,
   including income tax
   benefit of $1,280             740     1,494        -         -      2,234
  Purchase and subsequent
   cancellation of
   339,104 shares               (339)     (250) (2,616)         -     (3,205)
  Net earnings                     -        -    7,846          -      7,846
                              ______  ________  ______      _______  ________
Balance at April 30, 2000      8,278       981  17,635          -     26,894

  Issuance of 301,216 shares
   under stock option plans,
   including income tax
   benefit of $2,690             301     3,197       -          -      3,498
  Purchase and subsequent
   cancellation of
   87,400 shares                 (87)    (113)    (827)         -    (1,027)

  Comprehensive Income:
  Cumulative foreign exchange
    translation adjustment         -        -        -         83        83
  Net earnings                     -        -    8,595          -     8,595
                                                                    _______
  Total comprehensive income                                          8,678
                              ______  ________ _______     _______  _______
Balance at April 30, 2001    $ 8,492  $  4,065 $25,403       $ 83   $38,043
                              ======  ======== =======     =======  =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


     (1)  Significant Accounting Policies

Description of Business

Dataram Corporation is a provider of server, workstation and PC memory. The company offers a specialized line of gigabyte-class memory for entry to enterprise-level servers and workstations as well as desktop, notebook and flash memory.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

The Company's foreign subsidiaries' functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of expenditures are made in U.S. dollars. The Company and its foreign subsidiaries report in U.S. dollars. For subsidiaries that maintain their accounts in currencies other than the U.S. dollar, the Company uses the current method of translation whereby the statements of earnings are translated using the average exchange rate and the assets and the liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of accumulated other comprehensive income or loss. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency translation gains or losses are included in the consolidated statements of earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash, money market accounts and commercial paper purchased with original maturities of three months or less.

Inventory Valuation

Inventories are valued at the lower of cost or market, with cost determined by the first-in, first-out method.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is generally computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives or lease terms for capital leases, whichever is shorter, which range from three to five years for machinery and equipment. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation are removed from the accounts.

Repair and maintenance costs are charged to operations as incurred.


Long-Lived Assets

Long-lived assets consist of property and equipment, goodwill and identifiable intangible assets.

The Company reviews long-lived assets for impairment when ever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets.

Goodwill and intangible assets are being amortized using the straight-line method over 10 years and 3-10 years, respectively.

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

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

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

Net Earnings Per Share

Net Earnings Per Share is presented in accordance with SFAS No.
128, "Earnings Per Share". Basic net earning per share was calculated by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share was calculated in a manner consistent with Basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).


The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share.

                                   Year ended April 30, 2001
                              Earnings    Shares(000's)  Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 8,595         8,498     $  1.01

Effect of dilutive securities
-stock options                       -         1,309
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 8,595         9,807     $  .88
                               =======     =========     ======

                                   Year ended April 30, 2000
                              Earnings    Shares(000's)  Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 7,846         7,953     $  .99

Effect of dilutive securities
-stock options                       -         1,773
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 7,846         9,726     $  .81
                               =======     =========     ======

                                   Year ended April 30, 1999
                              Earnings    Shares(000's)  Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 5,635         8,182     $  .69

Effect of dilutive securities
-stock options                       -         1,167
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 5,635         9,349     $  .60
                               =======     =========     ======



Basic and diluted net earnings per common share does not include the effect of options to purchase 153,000 shares of common stock for the year ended April 30, 2001 because the are antidilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.


Stock Based Compensation

Stock based compensation is recognized using the intrinsic value method in accordance with the provisions of Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees"
("APB 25"), and related interpretations. For disclosures
purposes, net earnings and net earnings per     share data included in note 6
are provided in accordance with SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), as if the fair value method had been applied.


Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which as amended, becomes effective for our financial statements beginning May 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and measure them at fair value. The adoption of this statement will not have material impact on the consolidated financial statements.

(2)  Acquisition

On March 23, 2001, the Company acquired certain assets, principally including inventory, accounts receivable and equipment of Memory Card Technology A/S ("MCT"), a corporation in suspension of payments under Danish bankruptcy law. MCT designs and manufactures memory from its facility in Denmark and has sales offices in Europe, Latin America and the Pacific Rim. The Company purchased the assets from MCT for total consideration of approximately $32,006 of which approximately $28,581 was paid in cash plus the assumption of certain payables and accrued expenses, certain direct transaction cost and certain MCT employee rationalization costs all of which total approximately $3,425. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of identifiable net tangible and identifiable intangible assets acquired in the amount of $10,167 represents goodwill, which is being amortized over a period of 10 years. The fair value of identifiable intangible assets acquired include both workforce of $5,931 and customer base of $1,202 which are being amortized over 3 and 5 years, respectively. The results of operations of MCT for the period from the acquisition date, March 23, 2001 through April 30, 2001 have been included in the consolidated results of operations of the Company.

The total consideration of the acquisition has been allocated to the fair value of the assets and liabilities of MCT as follows:

Cash                                                $  1,255
Accounts receivable and other current assets           8,141
Inventory                                              3,131
Property, plant and equipment                          7,437
Intangible assets                                      7,133
Goodwill                                              10,167
Capital lease obligations                             (5,258)
                                                    --------
Total                                               $ 32,006
                                                    --------


The pro forma results of operations for the Company as if the acquisition had been consummated at May 1, 1999 is as follows:

                                   Fiscal year          Fiscal year
                                         ended                ended
                                     April 30,            April 30,
                                          2000                 2001
                                   -----------         ------------
Revenue                            $   226,073         $   228,557
Net Loss                               (47,976)            (13,615)
Basic and diluted loss per share   $     (5.65)         $    (1.71)
                                   -----------         -----------

(3)  Long-Term Debt

On March 31, 2001, the Company drew $10,000 against its existing credit facility to fund a portion of the purchase price of the MCT acquisition. On April 16, 2001 the Company entered into a $10,000 term note ("term note") and a $15,000 revolving credit line ("credit line") with a commercial bank (together, referred to as the "credit facility"). The credit facility contains financial covenants as defined in the agreement which the Company was in compliance with at April 30, 2001. The proceeds from the term note were used to repay the existing obligation under the original credit facility. The term note is due in twenty quarterly installments of $500 until March 31, 2006. The term note bears interest, which is payable monthly in arrears, at the LIBOR rate for 90 day maturities plus 1.9% computed on the basis of a 360 day year for the actual number of days elapsed. As of April 30, 2001, the amount available for borrowing under the credit line was $15,000.

On May 10, 2001, the Company entered into a fixed interest rate arrangement with its commercial lender for a notional amount of $10,000 at an interest rate of 7.16% fixed for the duration of the term note.

Long-term debt at April 30, 2001 consists of the following:

Term note                                      $10,000
Less current installments                        2,000
                                                ------
Long-term debt, excluding current installments $ 8,000
                                                ======

The maturities of long-term debt for each of the five years subsequent to April 30, 2001 are as follows: 2002-$2,000; 2003-$2,000; 2004-$2,000; 2005-
$2,000; 2006-$2,000.


(4) Income Taxes

Income tax expense (benefit)for the years ended April 30 consists of the following:

(In thousands)                 2001         2000         1999
                               _____        _____        _____
Current:
     Federal                 $ 4,822      $ 4,148      $ 2,958
     State                       821          782          438
                               _____        _____        _____

                               5,643        4,966        3,396
                               _____        _____        _____
Deferred:
     Federal                     144         (120)         (33)
     Foreign                    (134)          -            -
     State                        23          (18)          (4)
                               _____        _____        _____
                                  33         (138)         (37)
                               _____        _____        _____
Total income tax expense     $ 5,676      $ 4,828      $ 3,359
                               =====        =====        =====

The actual income tax expense differs from "expected" tax expense
(computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2001         2000         1999
                               _____        _____        _____

Computed "expected" tax
  expense                    $ 4,995      $ 4,309      $ 3,058
Foreign tax losses for
  which no benefit provided      247            -            -
State income taxes(net
  of Federal income tax
  benefit)                       577          504          286

Other                          (123)           15           15
                               _____        _____        _____

                             $ 5,676      $ 4,828      $ 3,359
                               =====        =====        =====


The fiscal 2001 tax provision was calculated based on domestic earnings before income tax expense of approximately $15 million and foreign losses before income tax expense of approximately $1 million.


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


(In thousands)                              2001         2000
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $ 115        $  98
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                          22           22

  Property and equipment, principally
   due to differences in depreciation        219          326
  Inventory, principally due to
   reserve for obsolescence                   78          154
  Foreign net operating losses               134
                                            ____         ____
  Total gross deferred tax assets          $ 568        $ 600
                                            ____         ____
Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (664)        (663)
  Other                                     (350)        (350)
                                            ____         ____
  Total gross deferred tax liabilities    (1,014)      (1,013)
                                            ____         ____
  Net deferred tax liabilities             $(446)       $(413)
                                            ====         ====


No valuation allowance has been provided on any deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities, future taxable income, and certain tax planning strategies. The Company has net operating losses carry forwards of approximately $600 which can be used to offset foreign income through 2006.

(5) Stock Splits

On November 10, 1999, the Company's Board of Directors announced a three-for-two stock split effected in the form of a dividend for shareholders of record at the close business on November 24, 1999 and payable December 15, 1999. The stock split has been charged to additional paid-in capital and retained earnings at par value. Share amounts in the notes to the consolidated financial statements, weighted average shares outstanding and net earnings per share have been retroactively adjusted to reflect the stock split.

On November 11, 1998, the Company's Board of Directors announced a two-for-one stock split effected in the form of a dividend for shareholders of record at the close business on November 23, 1998 and payable December 3, 1998. The stock split has been charged to additional paid-in capital and retained earnings at par value. Share amounts in the notes to the consolidated financial statements, weighted average shares outstanding and net earnings per share have been retroactively adjusted to reflect the stock split.


 (6) Stock Option Plans

The Company has an incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2001, 691,250 of the outstanding options are exercisable.

The status of the plan for the three years ended April 30, 2001, is as follows:

                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________        ____________     ___________

Balance April 30, 1998       2,001,000      $  1.708-3.583    $       1.691
   Granted                     174,000               3.604            3.604
   Exercised                   (18,000)              1.708            1.708
   Cancelled                   (12,000)              1.708            1.708
                             _________        ____________     ____________
Balance April 30, 1999       2,145,000         1.708-3.604            1.757
   Granted                     240,000        4.833-12.583            6.436
   Exercised                  (758,650)        1.708-3.604            2.387
   Cancelled                   (24,000)        3.604-4.833            4.219
                             _________        ____________     ____________

Balance April 30, 2000       1,602,350        1.708-12.583            3.374
   Granted                     198,000       11.380-24.250           22.122
   Exercised                  (239,700)        1.708-6.000            2.767
   Cancelled                   (19,200)        2.313-3.604            2.797
                             _________        ____________      ___________

Balance April 30, 2001       1,541,450      $ 1.708-24.250    $       5.626
                             =========        ============      ===========

The Company also granted non-qualified options to acquire 150,000 shares of common stock to certain employees in connection with the acquisition of certain assets of MCT. These options are exercisable at a price of $9.875 per share which represents the fair value at the date of grant and expire ten years after the date of grant. Of each option, 20% are exercisable on or after the first anniversary of the date of the grant and an additional 20% on or after each of the four succeeding anniversary dates.

The Company also grants non-qualified stock options to nonemployee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these nonemployee directors are exercisable at a price representing the fair value at the date of grant, and expire five years after date of grant. Of each option, 25% is first exercisable on or after the date of the grant and an additional 25% on each of three succeeding anniversary dates. At April 30, 2001, 225,000 of the outstanding options are exercisable.

The status of the nonemployee director options for the three years ended April 30, 2001, is as follows:


                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                               ______        ____________        ____________

Balance April 30, 1998        450,000       $ 2.313-2.813       $       2.713
   Granted                         -                   -                   -
   Exercised                       -                   -                   -
   Cancelled                       -                   -                   -
                              _______        ____________        ____________
Balance April 30, 1999        450,000         2.313-2.813               2.713
   Granted                         -                   -                   -
   Exercised                 (162,500)        2.313-2.813               2.605
   Cancelled                       -                   -                   -
                              ________        ____________       ____________

Balance April 30, 2000        287,500         2.313-2.813               2.773
   Granted                         -                   -                   -
   Exercised                  (62,500)        2.313-2.813               2.813
   Cancelled                       -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2001        225,000       $ 2.313-2.813      $        2.763
                             ========        ============        ============



The following table summarizes information about stock options outstanding at April 30, 2001:

          Options outstanding            Options exercisable
___________________________________   ____________________________

                 Number     Weighted               Number
                   out-      average    Weighted   exercis-  Weighted
Range of       standing    remaining     average    able at   average
exercise       at April  contractual    exercise  April 30,  exercise
price          30, 2001         life       price       2001     price
____________   _________   _________   ________  _________  ________
$1.708-2.813   1,080,000        3.70   $   2.62    810,600  $   2.60
 3.250-3.604     289,850        6.92       3.51     89,450      3.48
 4.833-6.000     141,600        8.05       5.22      4,800      6.00
 9.875-15.500    252,000        9.57      11.00     11,400     12.58
20.250-24.250    153,000        9.15      22.28          -         -
____________   _________   __________   _______   _________  _______
$1.708-24.250  1,916,450        5.72   $  5.62     916,250  $   2.82
============   =========   ==========   =======   =========  =======


The Company applies APB Opinion 25 in accounting for its Plans and, accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation is recorded. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:



                                             April 30,
                                      ________________________

                                      2001     2000       1999
                                      ____     ____       ____
Net earnings:

 As reported                       $ 8,595  $ 7,846    $ 5,635
 Pro forma                           7,905    7,503      5,346
Net earnings per common share
 Basic:
  As reported                         1.01      .99        .69
  Pro forma                            .93      .94        .65
 Diluted:
  As reported                          .88      .81        .60
  Pro forma                            .81      .77        .57


The weighted average fair value of the stock options granted during the years ended 2001, 2000 and 1999 was $14.72, $2.80 and $2.81, respectively, on the date of the grant using the Black Scholes option pricing model with the following assumptions: for 2001 - expected dividend yield 0.0%, risk free interest rate of 6.0%, expected volatility of 99%, and an expected life of
7.5 years; for 2000 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 43%, and an expected life of 7.5 years; for 1999 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 34%, and an expected life of 7.5 years.

(7) Accrued Liabilities

Accrued liabilities consist of the following:


                                          2001      2000
                                      --------  --------
Payroll, including vacation           $    937  $    342
Commissions and bonuses                  1,000     1,231
Acquisition costs                        1,079        -
Royalities                                  39     1,034
Other                                      905       271
                                      --------  --------
                                      $  3,960  $  2,878
                                      ========  ========
Page 18



(8) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rent charged to operations amounted to approximately $678 in 2001, $689 in 2000 and $790 in 1999.

The Company is obligated under various capital leases for certain machinery and equipment that expire at various dates during the next four years. At April 30, 2001, the gross amount of machinery and equipment and related accumulated amortization recorded under capital leases were as follows:

Machinery and equipment       $  5,324
Less accumulated depreciation      213
                               -------
                              $  5,111
                               =======

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum lease payments under all noncancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of April 30, 2001 are:

                              Capital    Operating
Year ending April 30:          Leases      Leases
                              -------      -------
2002                         $  1,182     $  1,495
2003                            1,182        1,326
2004                            1,182        1,269
2005                            2,212        1,196
2006                               -         1,175
Thereafter                         -           786
                              -------       -------
Total minimum lease payments $  5,758     $  7,247
                                           =======

Less amount representing
  interest (at 4.3%)              647
                              -------

Present value of minimum
  capital lease payments        5,111
Less current installments
  of obligations under
  capital leases                  978
                              -------
Obligations under capital
  leases, excluding
  current installments       $  4,133
                              =======


License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay a royalties on certain of these agreements.


Legal Proceedings

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.


(9) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $289, $258 and $181 in 2001, 2000 and 1999, respectively.



(9) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers, workstations, desktop and notebook computers which are manufactured by various companies. Revenues and total assets for 2001, 2000 and 1999 by geographic region is as follows:


(in thousands)
________________
                          United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2001
  Revenues             $  93,557 $ 24,273   $12,747     $ 130,577
  Total assets         $  24,041 $ 35,536   $ 5,701     $  65,281

April 30, 2000
  Revenues             $  85,832 $ 14,865   $8,455      $ 109,152
  Total assets         $  39,693 $    448   $    -      $  40,141

April 30, 1999
  Revenues             $  56,292 $ 13,960   $5,601      $  75,853
  Total assets         $  27,241 $    133   $    -      $  27,374

                     INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended April 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries of April 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended April
30, 2001, in conformity with accounting principles generally accepted in the United States of America.




KPMG LLP


Short Hills, New Jersey
June 6, 2001

Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        2001       2000       1999       1998       1997
______________________       ____       ____       ____       ____       ____

Revenues                $ 103,577  $ 109,152   $ 75,853   $ 77,286   $ 68,980
Net earnings                8,595      7,846      5,635      3,722      3,769
Basic earnings
  per share                  1.01        .99        .69        .42        .37
Diluted earnings
  per share                   .88        .81        .60        .40        .37
Current assets             34,690     35,127     23,874     21,022     20,277
Total assets               65,281     40,151     27,374     24,464     22,537
Current liabilities        14,157     12,416      6,436      6,483      5,238
Long-term debt             10,000          -          -          -          -
Total stockholders'
equity                     38,043     26,894     20,019     16,968     16,286
Cash dividends                  -          -          -          -          -

Earnings per share data has been adjusted to reflect the three-for-two stock split for shareholders of record on November 24, 1999.


Quarterly Financial Data (Unaudited)
(In thousands, except per share amounts)
                                               Quarter Ended
                               ____________________________________________
Fiscal 2001                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $37,996      $39,866      $26,829    $25,886
Gross profit                     9,135        9,111        6,991      7,752
Net earnings                     2,879        3,051        2,030        635
Net earnings (diluted) per common
and common equivalent share        .29          .31          .21        .07


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

Hugh F. Tucker
Vice President, Sales

Mark R. Bresky
Vice President, Information Technology

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.



Corporate Headquarters

Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071


Auditors

KPMG LLP
Short Hills, NJ


General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ


Transfer Agent and Registrar

First Union National Bank
Customer Information Center
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC  28288


Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 12, 2001, at 2:00 p.m. at Dataram's corporate headquarters at:
     186 Princeton Road (Route 571)
     West Windsor, NJ 08550


Form 10-K

A copy of the Company's annual report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550






















Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ 08550
Toll Free: 800-DATARAM
Phone: 609-799-0071
Fax: 609-799-6734
www.dataram.com