Form 10KSB, Exhibit 13
period 2002-04-30
DATARAM CORP
filed 2002-07-26
CIK 27093

[DATARAM LOGO]



                       DATARAM CORPORATION



                       2002 ANNUAL REPORT
















Financial Highlights and Table of Contents

(Dollar figures in thousands, except per share amounts)

Fiscal Year                  2002     2001     2000     1999
                           _______  _______  _______   _______

Revenues                 $  81,190 $ 130,577 $109,152 $ 75,853
Net earnings (loss)         (8,101)    8,595    7,846    5,635

Net earnings(loss)per
common and common share
equivalent (diluted)          (.95)      .88      .81      .60

Working capital             13,513    20,533   22,711   17,438
Stockholders' equity        29,828    38,043   26,894   20,019





Table of Contents

1 A Message from the President

2 Company Profile

4 Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations

7 Financial Review

24 Selected Financial Data




[PICTURE OF ROBERT TARANTINO]

To Our Shareholders


The last fiscal year has been a challenging year for business in general and especially so for the information technology industry. Our fiscal year 2002 began with industry-wide issues of excess inventory and manufacturing capacity, which drove memory prices down to historical lows at a pace that left little time for operational fine-tuning. The impact of volatile memory prices was exacerbated by reduced demand. As a result, our earnings were negatively affected and we incurred our first quarterly loss in twenty-four quarters.

We quickly reacted to the deteriorating market conditions by accelerating our plans for a global restructuring following the acquisition of Memory Card Technology's assets. This action, which occurred in the first quarter of fiscal 2002, reduced operating expenses by approximately $4 million, annually, and resulted in a quick return to positive cash earnings.

To further strengthen our financial position, we capitalized on the prevailing low interest rate environment by renegotiating our credit facility and eliminating $13.7 million in term debt and capital lease obligations in our fiscal third quarter. This initiative resulted in a projected savings of an additional $600,000 in annual interest costs.

During our fiscal fourth quarter, signs of a memory market recovery were beginning to emerge. However, this trend proved brief and, as the much anticipated economic recovery fell short of expectations, weak demand continued to pressure memory prices. Our fiscal fourth quarter financial results were disappointing. We have taken action to further streamline the Company's operations by integrating and centralizing our worldwide manufacturing and engineering management as well as other administrative functions. This consolidation, which was announced in late June of the current fiscal year, is expected to save an additional $2.5 million per year.

Throughout fiscal year 2002, we continued to introduce new memory products to the market, many of which were first to market offerings featuring leading-edge configurations which exceeded the capacity of products available from the original equipment manufacturers. We received the Computer Memory Tests Labs Award, for the highest number of Intel advanced memory qualifications, for the second year in a row. We continued to work to maintain our competitive position of being the best choice in memory by offering the latest technologies at competitive price points, supported by world-class service and support. These value-added qualities have sustained our success throughout our 36-year history.

The affects of the slowing economy over the last fifteen months have had an onerous affect on the memory market in general. We have confronted the many challenges presented during this period by maintaining our lead in memory solutions; fine-tuning our operations to adapt to changing economic conditions and integrating our newly acquired assets with the focus on achieving profitable growth.

Our product offering, which traditionally had been gigabyte-class memory for high-performance network servers, was broadened to include compatible memory for PCs, workstations and laptops with the acquisition of Memory Card Technology's assets. The acquisition also expanded our sales resources throughout the world, especially in Europe and the Pacific Rim.

During the fourth quarter we experienced an increase in our OEM program business. We believe this area has growth potential as customers expand their outsourcing strategies and consolidate their suppliers with global capabilities.

Notwithstanding the lingering economic uncertainty, Dataram is financially secure, operationally efficient and fully equipped to expand our markets and customer base. We have streamlined our operations, saving an estimated $7.1 million, annually, while preserving our key resources. We approach the new fiscal year with confidence in our future.


On behalf of the Board of Directors, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication. Their focused effort to achieving their best is a requisite to our continued success. We look forward to a prosperous fiscal year.




July 23, 2002



Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer

Company Profile

The Best Choice in Memory


Dataram is a worldwide leader in the design, development and manufacture of memory products. Our products are sold worldwide to OEMs, distributors, value-added resellers, corporate accounts, government and military agencies. Dataram memory powers the Internet, corporate data centers, medical imaging devices, petroleum exploration, national labs server farms, small businesses and personal computers. These systems run a wide range of industrial and consumer applications from transactions processing, decision support systems, telecommunications, design engineering and simulations. Our products support the continuing development of the Internet, its backbone and infrastructure, allowing our partners to fully exploit the possibilities of new mainstream digital technologies.

Today, technology continues its rapid evolution. Processors, buses, and memory run at blazing speeds delivering unprecedented system performance. As the Linux operating system continues to mature more memory is utilized.
UNIX powerhouses Solaris, HP-UX and AIX evolve into more scalable, powerful and reliable offerings utilizing more memory and fueling tremendous performance gains.
Dataram is the best choice in memory. Being at the forefront of design, manufacturing and marketing, Dataram delivers the fastest, highest density and most cost effective memory solutions available. Our products are scalable from the most economical PC's to the most advanced enterprise servers. Many products debut well ahead of independent competitors and occasionally before the OEM. Our rich reserve of technological and engineering expertise propels the reliability, compatibility and quality that have made Dataram a trusted brand in the industry.


Our Mission

Our mission is to meet and surpass our customers' expectations by providing a total performance package with leading-edge product design and development, delivery just as agreed, reliability and compatibility guaranteed, competitive price performance, and the industries best customer service and support.


Market Responsiveness

Our understanding of the market has enabled us to create a sales model that gives us an important competitive advantage in the memory industry. This foundation positions us uniquely throughout the world to provide our customers with exceptional personalized service and support.

Dataram focuses on key channel partners in our three global regions. In the Asia Pacific region, we are well positioned in strategic countries to execute our plans and increase our market share. In EMEA (Europe/Middle East/Africa) we continue our growth, penetrating new markets and countries from our expanded European sales offices. In the U.S. market, Dataram continues to focus on its traditional customer base, key channel partners and selected major end users customers as well as working diligently developing new relationships with embedded systems, industrial specialty, contract electronics and network infrastructure manufacturers to provide standard and custom memory solutions.


Product Offerings and Innovations

Dataram provides memory for HP/Compaq, Dell, Fujitsu-Siemens, IBM, Intel, SGI, Sun Microsystems and Toshiba computers. Server, workstation, desktop, notebook, motherboard and custom products comprise the types of memory products offered. As a CMTL Server and Desktop Certified Manufacturer, Dataram achieved the highest number of memory certifications for Intel motherboards over the past year. CMTL (CMT Labs) is the only independent test laboratory approved by Intel for system level validations. Dataram guarantees reliability, compatibility, prompt secure delivery, competitive pricing and provides a lifetime warranty. We consider these parameters the minimum for providing the best possible service to customers.

Timely, new product development and innovation are keys to our success. Dataram takes pride in being first-to-market with new strategic memory solutions that keep pace with today's intense computing environments. At the cornerstone of Sun Microsystems offerings, Dataram was first-to-market with an 8GB upgrade for the Sun Fire 280R and Sun Blade 1000/2000 series. For HP/Compaq DDR based workstations, we were first to offer a high-density 1GB upgrade, and in the rack mount 1U server arena, Dataram was first-to-market with a high-density low-profile monolithic 1GB registered module. We introduced several new Compaq ProLiant and Alpha server memories notably the DRQ380/2GB and DRQES45/4GB upgrades. For IBM servers, the DRIM80/8GB and DRIH80/2GB upgrade for the P-series 660 and 620 servers have been widely received. Our DTM line for Intel servers is complete with Chipkill supported modules from 256MB to 1GB. Dataram continues to offer the only cost effective 1GB unbuffered module for Intel's successful 845D chipset.

Manufacturing Flexibility-Global Reach

A key component of our value advantage is consistently being the best in product quality, customer service and responsiveness. Dataram manufactures a vast range of memory. Utilizing advanced packaging technologies, densities up to two gigabytes on a single module are a reality and are shipping in quantity. Around the globe, our customers' needs are met by our ability to ship from distribution centers located on three continents. These centers are stocked from our state of the art high volume ISO9001 certified manufacturing facilities located in the U.S. and Denmark.

Our Difference

Dataram has the sales infrastructure, global network, professional competence and strategic focus to ensure that value is added at every link of the chain. Our financial stability, knowledge of our markets and understanding of our partners' needs ensures that we remain the best choice in memory.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of memory products for entry- to enterprise-level servers, workstations and notebooks from Dell, Fujitsu/Siemens, HP/Compaq, IBM, SGI, Sun, Toshiba and Intel platforms.

The Company's memory products are sold worldwide to original equipment manufacturers, distributors, value-added resellers and end users. The Company has manufacturing facilities in Denmark and the United States with sales offices in the United States, Europe, and the Asia Pacific region.

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

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2002       2001      2000
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           69.9       74.7      75.0
                                       _____      _____     _____

Gross profit                            30.1       25.3      25.0

Engineering and development              2.3        1.3       1.3

Selling, general and administrative     26.5       13.5      12.5

Restructuring charges                    1.5          -         -

Intangible asset
amortization expense                     7.2        0.2        -
                                       _____      _____     _____

Earnings (loss) from operations         (7.4)      10.3      11.2

Other income (expense), net             (1.1)       0.6       0.4
                                       _____      _____     _____

Earnings (loss) before income tax       (8.5)      10.9      11.6
expense

Income tax expense                       1.4        4.3       4.4
                                       _____      _____     _____

Net earnings (loss)                     (9.9)       6.6       7.2
                                       =====      =====     =====


Fiscal 2002 Compared With Fiscal 2001


In fiscal 2002, the Company continued to be adversely effected by the worldwide retrenchment in computer sales. Capital spending on new information technology equipment remained soft in light of the general economic uncertainty. In part, the Company was able to offset this trend by the sale of upgrades for existing equipment. The Company was also affected by the continuing worldwide decline in DRAM prices. DRAM costs represent approximately 80% of the cost of the Company's final product. Generally, competitive pressures require the Company to pass through these decreases to its customers. Consequently, average selling prices fell by approximately 75% from the previous fiscal year. Revenues in fiscal 2002 totaled $81.2 million, a decrease of 38% from fiscal 2001 revenues of $130.6 million, primarily as a result of the change in selling prices. The change in selling prices was partially offset by an increase in unit volume that occurred as a result of the Company's acquisition of certain assets of MCT in March of fiscal 2001. Unit volume measured as gigabytes shipped in fiscal 2002 increased by approximately 69% over fiscal 2001 levels.

Cost of sales decreased $40.9 million in fiscal 2002 to $56.7 million from fiscal 2001 cost of sales of $97.6 million. The decrease is mainly attributable to the decrease in revenue. Cost of sales as a percentage of revenue decreased by 4.8% in fiscal 2002 from fiscal 2001. The decrease in percentage is primarily attributable to product mix.

Engineering and development costs amounted to $1.8 million in fiscal 2002 compared to $1.7 million in fiscal 2001. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $21.5 million in fiscal 2002 versus $17.6 million in fiscal 2001. Fiscal 2002 expenses include $10.5 million of expense from the Company's acquired operations, compared to $1.4 million in fiscal 2001. During the first quarter of fiscal 2002 the Company initiated a world-wide restructuring of its operations, which resulted in a 25% reduction of workforce and other cost efficiencies. The restructuring resulted in a one time charge of $1.2 million primarily for severance.

The Company further streamlined its operations and eliminated redundancies during the first quarter of fiscal 2003. The restructuring resulted in a workforce reduction of approximately 24%, and is expected to generate approximately $2.5 million of additional savings in fiscal 2003.

During fiscal 2002 the Company conducted an evaluation of its goodwill and intangible assets. The evaluation of the carrying value of the Company's goodwill resulted in no change in value. The evaluation of intangible assets resulted on a one-time non-cash charge of $5.3 million. As a result, the Company will no longer incur future intangible asset amortization charges.

Other income (expense), net for fiscal year 2002 totaled ($916,000) of net interest expense versus $855,000 of net interest income in fiscal 2001. Fiscal 2002 interest income (expense), net consisted of $291,000 of interest income, offset by ($1,207,000) of interest expense. During fiscal 2002 the Company elected to prepay certain capital lease obligations, which resulted in an incremental interest charge of $141,000. The Company also terminated early its interest rate swap agreement, which resulted in a one-time interest charge of $259,000. fiscal 2001 other income (expense), net consisted of interest income of $1,038,000 offset by ($183,000) of interest expense. Interest income in fiscal 2001 was due to higher cash balances.

Fiscal 2001 Compared With Fiscal 2000

Revenues in fiscal 2001 were $130.6 million, an increase of 20% from fiscal 2000 revenues of $109.2 million. Fiscal 2001 included approximately $4.4 million of revenues from the Company's acquired operations. Fiscal 2001 was a year characterized by a significant change in market conditions. For the first half of the year, demand for the Company's products continued to accelerate driven by increased capital spending for internet and corporate infrastructure. DRAMS became slightly more expensive than they had been in the prior fiscal year and the Company's average selling prices increased as well. In the second half of the year, largely as a result of the widely publicized slowdown in technology and telecommunications spending, DRAMS declined significantly in price resulting in a decline in average selling prices of the Company's products of approximately 35% from the first half of the year. The conditions of economic slowdown, decreased capital spending and declining selling prices continued into fiscal 2002.

Cost of sales increased $15.7 million in fiscal 2001 to $97.6 million from fiscal 2000 cost of sales of $81.9 million. Cost of sales as a percentage of revenue decreased by 0.3% in fiscal 2001 from fiscal 2000.


Engineering and development costs amounted to $1.7 million in fiscal 2001 compared to $1.4 million in fiscal 2000. The Company has maintained its commitment to the timely introduction of new memory products as new computers were introduced.

Selling, general and administrative expenses were $17.6 million in fiscal 2001 versus $13.7 million in fiscal 2000. Fiscal 2001 expenses included approximately $1.4 million of expenses from the Company's acquired operations.

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

Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2002 amounted to $13.5 million, including cash and cash equivalents of $3.7 million, compared to working capital of $20.5 million, including cash and cash equivalents of $10.2 million in fiscal 2001. Current assets at year end were 2.6 times current liabilities compared to 2.5 at the end of fiscal 2001.

Inventories at the end of fiscal 2002 were $5.4 million compared to fiscal 2001 year end inventories of $5.9 million. The decrease in inventories is mainly attributable to the decrease in the price of DRAM.

Capital expenditures, net of dispositions were $358 thousand in fiscal 2002 compared to $2.2 million in fiscal 2001. Capital expenditures in both years were primarily for manufacturing equipment, leasehold improvements and management information systems upgrades. At the end of fiscal 2002, contractual commitments for capital purchases were zero. Fiscal 2003 capital expenditures are expected to be approximately at the same levels as fiscal 2002 expenditures.

On June 15, 1999, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2002, the total number of shares authorized for purchase under the program is 197,750 shares. Approximately $650,000 of common stock was repurchased in fiscal 2002. Management expects that the Company will continue to repurchase shares in fiscal 2003.

During fiscal 2001, the Company entered into a credit facility with its bank, which provided for a $10 million term loan and a $15 million revolving credit line. The Company's prior $12 million revolving credit facility was closed. The $10 million term loan was repaid during this year's fiscal 2002. In January, 2002 the Company amended and restated its credit facility with its bank. The agreement contains certain restrictive covenants, specifically, a fixed charge coverage ratio, a quick ratio and a total liabilities to tangible net worth ratio with which the Company was in compliance with at year-end. As of April 30, 2002, $3.8 million was outstanding on the $15 million revolving credit line and $11.2 million was available for borrowing. Management believes that the Company's operating cash flows and availability under borrowings will be sufficient to meet short term liquidity needs as the Company does not expect any unforeseen demands beyond general operating requirements for cash. Management further believes that its working capital together with internally generated funds from its operations and its bank line of credit are adequate to finance the Company's long term operating needs and future capital requirements.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2002 are as follows:

                                        Operating leases
Year ending April 30:                   ________________
   2003                                 $    1,312
   2004                                      1,108
   2005                                      1,127
   2006                                      1,113
   2007                                        855
   Thereafter                                2,214
                                     ________________
                                             7,729
                                     ================

Inflation has not had a significant impact on the Company's revenue and operations.
                                     5


New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company currently is evaluating the provisions of SFAS 143, but expects that the provisions will not have a material impact on its operations and financial position upon adoption.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS 121, but retains its fundamental provisions for the (a) recognition and measurement of impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. SFAS 144 also supersedes the accounting / reporting provisions of APB No. 30 for segments of a business to be disposed of, but retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 became effective for us on May 1, 2002. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB
No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 rescinds Statement No.4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses because Statement No. 4 has been rescinded. Statement No. 44 was issued to establish accounting requirements for the effects of transition to provisions of the Motor Carrier Act of 1980. Because the transition has been completed, Statement No. 44 is no longer necessary.

SFAS 145 amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with FASB's goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. We are required to adopt SFAS 145, effective for fiscal 2003. We do not expect the adoption of SFAS 145 to have a material impact on our consolidated financial statements.

Critical Accounting Policies

The Company's accounting policies are described in note 1 to the Consolidated Financial Statements

Quantitative and Qualitative Disclosure About Market Risk


The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $8.3 million and the weighted average effective interest rate for these investments was approximately 3.5%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not effect the value of its portfolio. The Company's objectives in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

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

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.



                          2002                   2001
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $13.88      $ 8.38      $47.50     $17.00
Second Quarter       9.50        5.25       35.00      14.50
Third Quarter       10.20        5.29       22.88       9.75
Fourth Quarter       8.79        6.01       17.50       7.63


At April 30, 2002 there were approximately 7,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.


               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2002 and 2001
         (In thousands, except share and per share amounts)




                                               2002       2001
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 3,656    $10,236
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $320 and $450 in 2002 and 2001         12,177     17,641
  Inventories:
    Raw materials                              3,118      2,841
    Work in process                              182        236
    Finished goods                             2,135      2,848
                                              ______     ______
                                               5,435      5,925
  Deferred income taxes                           76        502
  Other current assets                           456        386
                                              ______     ______
               Total current assets           21,800     34,690
                                              ______     ______
Property and equipment:
  Land                                           875        875
  Machinery and equipment                     17,151     17,714
                                              ______     ______
                                              18,026     18,589
  Less accumulated depreciation
  and amortization                             8,816      5,363
                                              ______     ______
               Net property and equipment      9,210     13,226

Goodwill, less accumulated amortization
  of $210 in 2001                             11,144      9,957
Intangible assets, less accumulated
  amortization of $90 in 2001                     -       7,043
Other assets                                     408        365
                                              ______     ______
                                             $42,562    $65,281
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Current installments of long-term debt $ - $ 2,000 Current installments of obligations
    under capital leases                          -         978
  Accounts payable                             6,600      7,219
  Accrued liabilities                          1,687      3,960
                                              ______     ______
               Total current liabilities       8,287     14,157
  Deferred income taxes                          647        948
  Long term debt, excluding current
    installments                               3,800      8,000
  Obligations under capital leases,
    excluding current installments                -       4,133
                                              ______     ______
               Total liabilities              12,734     27,238
                                              ______     ______

  Stockholders' equity:
    Common stock, par value $1.00 per share.
      Authorized 54,000,000 shares; issued
      and outstanding 8,493,819 in 2002
      and 8,492,219 in 2001                    8,494      8,492
    Additional paid-in capital                 4,405      4,065
    Retained earnings                         16,830     25,403
    Accumulated other comprehensive income-      99         83
     foreign currency translation adjustment  ______     ______
               Total stockholders' equity     29,828     38,043

                                              ______     ______
  Commitments and contingencies

                                             $42,562    $65,281
                                              ======     ======


See accompanying notes to consolidated financial statements.




               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 2002, 2001 and 2000
             (In thousands, except per share amounts)



                                         2002     2001     2000
                                       _______  _______  _______

Revenues                              $ 81,190 $130,577 $109,152
                                       _______  _______  _______
Costs and expenses:
  Cost of sales                         56,737   97,588   81,877
  Engineering and development            1,839    1,673    1,391
  Selling, general and administrative   21,532   17,600   13,701
  Restructuring charges                  1,200        -        -
  Intangible asset amortization
       Expense                           5,856      300        -
                                       _______  _______  _______
                                        87,164  117,161   96,969
                                       _______  _______  _______
Earnings (loss) from operations         (5,974)  13,416   12,183

Other income (expense):
  Interest income                          291    1,038      533
  Interest expense                      (1,207)    (183)     (42)
                                       _______  _______  _______
                                          (916)     855      491
                                       _______  _______  _______

Earnings(loss)before income tax expense (6,890)  14,271   12,674

Income tax expense                       1,211    5,676    4,828
                                       _______  _______  _______
Net earnings (loss)                    $(8,101) $ 8,595  $ 7,846
                                       =======  =======  =======
Net earnings(loss) per common share:
  Basic                                $  (.95) $  1.01  $   .99
                                       =======  =======  =======
  Diluted                              $  (.95) $   .88  $   .81
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.




              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2002, 2001 and 2000
                          (In thousands)

                                         2002     2001     2000
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings (loss)                  $(8,101)  $8,595   $7,846
Adjustments to reconcile net earnings
  (loss) to net cash provided by
    operating activities:
     Depreciation and amortization      10,450    1,785    1,307
     Bad debt expense (recovery)           (65)     163       58
     Deferred income tax expense(benefit)  125       33     (138)
     Changes in assets and liabilities:
       (net of effect from the
        acquisition of business):
       (Increase) decrease in trade
        and other receivables            5,529    6,578   (4,283)
       (Increase) decrease in
   inventories                             490    1,858   (1,361)
   Increase in other current assets       (291)    (230)     (50)
        Increase in other assets           (43)    (348)      (8)
        Increase (decrease) in
        accounts payable                  (619)  (4,144)   5,193
        Increase (decrease)in
        accrued liabilities             (2,256)    (518)     787
                                         _____    _____    _____
  Net cash provided by
   operating activities                  5,219   13,772    9,351
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment, net                        (358)  (2,184)  (2,823)
    Acquisition of business, net of
     cash acquired                           -  (27,326)       -
                                         _____    _____    _____
Net cash used in investing activities     (358) (29,510)  (2,823)
                                         _____    _____    _____

Cash flows from financing activities:
  Proceeds (payments) of term loan     (10,000)  10,000        -
  Borrowings under revolving line
  Of credit                              3,800        -        -
  Principal payments under capital
   lease obligations                    (5,111)    (147)       -
  Purchase and subsequent cancellation
   of shares of common stock              (650)  (1,027)  (3,205)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                           520    3,498    2,234
                                         _____    _____    _____
  Net cash provided by (used in)
   financing activities                (11,441)  12,324     (971)
                                         _____    _____    _____
Net increase (decrease) in cash
 and cash equivalents                   (6,580)  (3,414)   5,557
Cash and cash equivalents at
 beginning of year                      10,236   13,650    8,093
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $  3,656 $ 10,236 $ 13,650
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $ 1,177   $   106  $    40
    Income taxes                      $ 1,772   $ 2,885  $ 2,950
                                        =====     =====    =====

See accompanying notes to consolidated financial statements.




                 DATARAM CORPORATION AND SUBSIDIARIES
    Consolidated Statements of Stockholders' Equity and Comprehensive
                             Income(loss)
            Years ended April 30, 2002, 2001 and 2000
               (In thousands, except share amounts)

                                                                        Total
                                      Additional         Accumulated   stock-
                              Common  paid-in   Retained comprehens. holders'
                              stock   capital   earnings      income   equity
                              ______  ________  ________  ________  ________


Balance at April 30, 1999    $ 5,237  $     -   $14,782   $     -   $20,019

Three-for-two common stock
   split                       2,640      (263)  (2,377)        -         -
Issuance of 740,100 shares
 under stock option plans        740     1,494         -        -     2,234
 including income tax
 benefit of $1,280
Purchase and subsequent
   cancellation of 339,104
   shares                       (339)     (250)  (2,616)        -    (3,205)
Net earnings                       -         -    7,846         -     7,846
                              ______  ________  _______    _______  ________

Balance at April 30, 2000      8,278       981   17,635         -    26,894

  Issuance of 301,216 shares
   under stock option plans,
   including income tax
   benefit of $2,690             301     3,197        -         -     3,498
  Purchase and subsequent
   cancellation of
   87,400 shares                 (87)     (113)   (827)         -    (1,027)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -        -        -         83        83
  Net earnings                     -        -    8,595          -     8,595
                                                                     _______
  Total comprehensive income                                          8,678
                              ______  ________  ______      _______  _______
Balance at April 30, 2001      8,492     4,065  25,403         83    38,043

  Issuance of 98,550 shares
   under stock option plans,
   including income tax
   benefit of $191                99       421       -          -       520
  Purchase and subsequent
   cancellation of
   96,950 shares                 (97)      (81)   (472)         -      (650)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -        -        -         16        16
  Net loss                         -        -   (8,101)         -    (8,101)
                                                                    _______

  Total comprehensive loss                                           (8,085)
                              ______  ________ _______     _______  _______
Balance at April 30, 2002    $ 8,494  $  4,405 $16,830       $ 99   $29,828
                              ======  ======== =======     =======  =======

See accompanying notes to consolidated financial statements.



Notes to Consolidated Financial Statements

(1)  Significant Accounting Policies

Description of Business

Dataram Corporation is a worldwide provider of server, workstation and PC memory. The Company offers a specialized line of gigabyte-class memory for entry to enterprise-level servers and workstations as well as desktop, notebook and flash memory.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.
The Company's foreign subsidiaries' functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of expenditures are made in U.S. dollars. The Company and its foreign subsidiaries report in U.S. dollars. For subsidiaries that maintain their accounts in currencies other than the U.S. dollar, the Company uses the current method of translation whereby the statements of earnings are translated using the average exchange rate and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses are recorded as a separate component of accumulated other comprehensive income or loss. Foreign currency transaction gains or losses, if any, are included in the consolidated statements of operations. There were none in fiscal 2002, 2001 or 2000.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash, money market accounts and commercial paper purchased with original maturities of three months or less.

Inventory

Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

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

Goodwill and Acquired Intangible Assets

In July 2001, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company adopted the provisions of SFAS 141 upon issuance. The Company has elected to adopt the provisions of SFAS 142 as of May 1, 2001, as allowed by the Statement.

SFAS 141 requires, upon adoption of SFAS 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform to the new criteria in SFAS 141 for recognition apart from goodwill. Effective May 1, 2001, approximately $1.2 million assigned to the value of the MCT workforce has been reclassified to goodwill (see note 3). Since the Company has adopted SFAS 142, the Company reassessed, as of May 1, 2001 the useful lives and residual values of all intangible assets acquired in purchase business combinations, and did not make any amortization period or carrying value adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 in the first interim period. There are no indefinite life intangible assets.

In connection with the transitional goodwill impairment evaluation, SFAS 142 requires that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company completed this task in its second quarter ended October 31, 2001 and concluded that the estimated fair value of its acquired business (MCT), which is the reporting unit as defined by SFAS 142, as of May 1, 2001, exceeded its carrying amount and therefore no indication of an impairment of the goodwill on the MCT transaction existed upon the adoption of the statement. Goodwill will be tested for impairment under the provisions of SFAS 142 annually at the end of each fiscal year. See note 3 for additional information on goodwill and acquired intangible assets.

Long-Lived Assets

Long-lived assets consist of property and equipment, and identifiable intangible assets.

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets.
Intangible assets are being amortized using the straight-line method over 3-10 years.

Revenue Recognition

Revenue from product sales is recognized when the related goods are shipped to the customer. Estimated warranty costs are accrued upon product shipment.

Product Development and Related Engineering

The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to the development of new or improved products as well as ongoing support for existing products.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.
                                     12


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

Net Earnings/(Loss) Per Share

Net Earnings/(Loss) Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings/(loss) per share is calculated by dividing net earnings/(loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings per share in 2001 and 2000 was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method). During 2002, the Company excluded the dilutive effect of stock options in the calculation of diluted net loss per share, because to do so would be anti-dilutive. As such, the numerator and denominator used in computing basic and diluted net loss per share are equal.

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share for fiscal 2001 and 2000.



 (Earnings in thousands)
                                   Year ended April 30, 2001
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 8,595     8,498,000     $  1.01

Effect of dilutive securities
-stock options                       -     1,309,000
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 8,595     9,807,000     $  .88
                               =======     =========     ======

                                   Year ended April 30, 2000
                              Earnings     Shares       Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 7,846     7,953,000     $  .99

Effect of dilutive securities
-stock options                       -     1,773,000
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 7,846     9,726,000     $  .81
                               =======     =========     ======



Diluted net earnings (loss) per common share does not include the effect of options to purchase 1,797,800 shares of common stock for the year ended April 30, 2002 because they are anti-dilutive.

Basic and diluted net earnings per common share does not include the effect of options to purchase 153,000 shares of common stock for the year ended April 30, 2001 because they are anti-dilutive. For the year ended April 30, 2000, there were no shares that were anti-dilutive.

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

Stock Based Compensation

Stock based compensation is recognized using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. For disclosure purposes, net earnings(loss) and net earnings(loss) per common share data included in note 8 are provided in accordance with SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), as if the fair value method had been applied.


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
                                                    --------


The pro forma results of operations for the Company as if the acquisition had been consummated at May 1, 1999 is as follows (calculated before the effects of adoption of SFAS 141 and 142):

                                   Fiscal year          Fiscal year
                                        ended               ended
                                     April 30,           April 30,
                                         2001                2000
                                   -----------         -----------
Revenue                            $   226,073         $   228,557
Net Loss                               (47,976)            (13,615)
Basic and diluted loss per share   $     (5.65)        $     (1.71)
                                   -----------         -----------

The pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the Company's previous fiscal years ended April 30, 2001 and 2000 or the results that may occur in the future.

(3)  Goodwill and Intangible Assets

As of May 1, 2001, the date of adoption, the Company had unamortized goodwill in the amount of $11,144,000 (which includes $1,187,000 of acquired workforce which was previously classified as an intangible asset prior to the adoption of Statement 142) and unamortized identifiable intangible assets (acquired customer base) in the amount of $5,856,000, all of which have been subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill (including value assigned to the workforce) was $255,000 for the period from the March 23, 2001, the date of acquisition, through the year ended April 30, 2001. The Company's proforma basic and diluted earnings per share for fiscal 2001 as if the Company adopted Statement 142 at the beginning of fiscal 2001 would have been $1.04 and $0.90 per share respectively versus $1.01 and $0.88 per share respectively as previously reported, had this amortization expense not been reported during the year ended April 30, 2001. Pro forma net earnings and pro forma basic and diluted earnings per share for fiscal 2000 would have been the same as previously reported, as the Company had no goodwill or intangible assets during that fiscal year.

The Company evaluated the carrying value of both its intangible assets and goodwill as of May 1, 2001 and concluded that such assets had not been impaired. Due to the pressure on the Company's worldwide operations during fiscal 2002 caused by continued economic weakness and its associated impact on capital spending coupled with the overall decline in pricing for DRAMs and its associated impact on the Company's selling prices, the Company was required to perform another impairment analysis for both the intangible assets and the acquired goodwill. That analysis was performed in the third quarter ended January 31, 2002. The Company evaluated the carrying value of goodwill as of that date and concluded that the asset had not been impaired. The Company also evaluated the carrying value of its intangible assets (acquired customer base) and concluded that it was in fact impaired. The Company's integration activities have included: narrowing its combined product offerings to certain strategic platforms; redefining its targeted customer base; and directing the efforts of its acquired sales force to sell memory products only for those identified platforms through the targeted customer base. As a result, the Company's customer base has changed and the future cash flows expected to be generated by the acquired customer base, as it existed at the date of acquisition no longer supported any carrying value for those assets. Accordingly, the Company has fully amortized its intangible assets in fiscal 2002.

(4)     Restructuring

In fiscal 2002, the Company initiated a restructuring of its operations, which resulted in a workforce reduction of approximately 25% or approximately 69 people in primarily the sales and marketing functions at the Company. As a result, the Company recorded a restructuring charge of approximately $1,200,000, which primarily relates to severance payments. As of April 30, 2002, the Company had paid out approximately $1,157,000 of the charges with the balance expected to be paid within the next three months.

(5) Long-Term Debt

On March 31, 2001, the Company drew $10,000 against its existing credit facility to fund a portion of the purchase price of the MCT acquisition. On April 16, 2001, the Company entered into a new $10,000 term note ("term note") and a $15,000 revolving credit line ("credit line") with a commercial bank (together, referred to as the "credit facility"), which expires on April 16, 2004. The credit facility contains financial covenants as defined in the agreement for which the Company was in compliance with at April 30, 2002. The proceeds from the term note were used to repay the existing obligation under the original credit facility. The term note was due in twenty quarterly installments of $500 until March 31, 2006. The term note bore interest, which was payable monthly in arrears, at the LIBOR rate for 90 day maturities plus 1.9% computed on the basis of a 360 day year for the actual number of days elapsed. In January 2002, the Company amended and restated its credit facility. In doing so, the Company repaid the term note in its entirety. As of April 30, 2002, the amount available for borrowing under the credit line was $11,200, all of which can be drawn down.

In an effort to limit its interest expense and cash flow exposure, the Company entered into an interest rate swap agreement on and for the duration of the Company's $10,000 variable rate term note. The swap agreement fixed the interest rate at 7.16% for the entire loan balance. In accordance with the provisions in SFAS 133, the Company designated this swap as a cash flow hedge and recorded the fair value of the instruments on the balance sheet at that date, with a corresponding adjustment to accumulated other comprehensive income. On January 6, 2002, the Company repaid its term loan and terminated its interest rate swap agreement. The early termination of the interest rate swap agreement resulted in a charge of approximately $259, which was recorded as interest expense in the consolidated statements of operations for the year ended April 30, 2002.

(6) Income Taxes

Income tax expense(benefit)for the years ended April 30 consists of the following:

(In thousands)                 2002         2001         2000
                               _____        _____        _____
Current:
     Federal                 $   870      $ 4,822      $ 4,184
     Foreign                     103            -            -
     State                       113          821          782
                               _____        _____        _____

                               1,086        5,643        4,966
                               _____        _____        _____
Deferred:
     Federal                      (8)         144         (120)
     Foreign                     134         (134)           -
     State                        (1)          23          (18)
                               _____        _____        _____
                                 125           33         (138)
                               _____        _____        _____
Total income tax expense     $ 1,211      $ 5,676      $ 4,828
                               =====        =====        =====

The actual income tax expense differs from "expected" tax expense
(computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2002         2001         2000
                               _____        _____        _____

Computed "expected" tax
  expense(benefit)           $(2,411)     $ 4,995      $ 4,309
Foreign tax losses for
  which no benefit provided        -          247            -
State income taxes(net
  of Federal income tax
  benefit)                        74          557          504
Difference in federal
 graduated rates                 (21)           -            -
Difference in foreign
 income tax                      451            -            -
Foreign taxes                    103            -            -
Foreign permanent differences    598            -            -
Change in valuation
 allowances                    2,400            -            -
Other                             17         (123)          15
                               _____        _____        _____

                             $ 1,211      $ 5,676      $ 4,828
                               =====        =====        =====


The fiscal 2002 tax provision was calculated based on domestic earnings before income tax expense of approximately $2,100 and foreign losses before income tax expense of approximately $9,000.

The fiscal 2001 tax provision was calculated based on domestic earnings before income tax expense of approximately $15,000 and foreign losses before income tax expense of approximately $1,000.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)                              2002         2001
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  79        $ 115
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         119           22
  Property and equipment, principally
   due to differences in depreciation      1,004          219
  Inventory, principally due to
   reserve for obsolescence                   86           78
  Foreign net operating losses             1,700          134
                                            ____         ____
  Total gross deferred tax assets         $2,988        $ 568
                                            ____         ____
  Less valuation allowance                (2,400)           -

  Net deferred tax asset                     588          568

Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (664)
  Other                                     (496)        (350)
                                            ____         ____
  Total gross deferred tax liabilities    (1,159)      (1,014)
                                            ____         ____
  Net deferred tax liabilities             $(571)       $(446)
                                            ====         ====

A valuation allowance has been provided in 2002 of $2,400 on the deferred tax assets (primarily foreign net operating losses) since management believes that it is more likely than not that such assets will not be realized through the reversal of existing deferred tax liabilities, future taxable income, or certain tax planning strategies. The Company has foreign net operating loss carryforwards of approximately $9,000, which can be used to offset foreign income through 2007.

(7) Stock Splits

On November 10, 1999, the Company's Board of Directors announced a three-for-two stock split effected in the form of a dividend for shareholders of record at the close business on November 24, 1999 and payable December 15, 1999. The stock split was charged to additional paid-in capital and retained earnings at par value. Share amounts in the notes to the consolidated financial statements, weighted average shares outstanding and net earnings per share have been retroactively adjusted to reflect the stock split.

(8) Stock Option Plans

The Company has an 1992 incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2002, 954,750 of the outstanding options are exercisable.

The Company also has a 2001 incentive and nonstatutory stock option plan for the purpose of permitting certain key employees and outside directors to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. The holder of the option may purchase 25% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 25% of such shares on or after each of the three succeeding anniversary dates. At April 30, 2002, none of the outstanding options are exercisable.

The status of the plans for the three years ended April 30, 2002, is as follows:

                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________        ____________     ___________

Balance April 30, 1999       2,145,000      $ 1.708- 3.604    $      1.757
    Granted                    240,000        4.833-12.583           6.936
    Exercised                 (758,650)       1.708- 3.604           2.387
    Cancelled                  (24,000)       3.604- 4.833           4.219
                             _________        ____________     ____________
Balance April 30, 2000       1,602,350        1.708-12.583           3.374
   Granted                     198,000       11.380-24.250          22.122
   Exercised                  (239,700)        1.708-6.000           2.767
   Cancelled                   (19,200)        2.313-3.604           2.797
                             _________        ____________     ____________

Balance April 30, 2001       1,541,450        1.708-24.250           5.626
   Granted                     192,900        6.610-10.000           8.316
   Exercised                   (38,300)        1.708-6.000           4.458
   Cancelled                  (253,000)        1.708-6.000          12.652
                             _________        ____________      ___________

Balance April 30, 2002       1,443,050      $ 1.708-24.250    $      4.785
                             =========        ============      ===========

The Company also granted non-qualified options to acquire 150,000 shares of common stock to certain employees in connection with the acquisition of certain assets of MCT. These options are exercisable at a price of $9.875 per share which represents the fair value at the date of grant and expire ten years after the date of grant. Of each option, 20% are exercisable on or after the first anniversary of the date of the grant and an additional 20% on or after each of the four succeeding anniversary dates. At April 30,2002, 30,000 of the outstanding options are exercisable.

The Company also periodically grants nonqualified stock options to nonemployee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these nonemployee directors are exercisable at a price representing the fair value at the date of grant, and expire five years after date of grant. Of each option, 25% is first exercisable on or after the date of the grant and an additional 25% on each of three succeeding anniversary dates. At April 30, 2002, 164,750 of the outstanding options are exercisable.

The status of the nonemployee director options for the three years ended April 30, 2002, is as follows:


                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                               ______        ____________        ____________

Balance April 30, 1999        450,000       $ 2.313-2.813       $       2.713
   Granted                         -                   -                   -
   Exercised                 (162,500)        2.313-2.813               2.605
   Cancelled                       -                   -                   -
                              _______        ____________        ____________
Balance April 30, 2000        287,500         2.313-2.813               2.773
   Granted                         -                   -                   -
   Exercised                  (62,500)           2.813                  2.813
   Cancelled                       -                   -                   -
                              ________        ____________       ____________

Balance April 30, 2001        225,000         2.313-2.813               2.763
   Granted                     40,000            7.980                  7.980
   Exercised                  (60,250)        2.313-2.813               2.626
   Cancelled                       -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2002        204,750       $ 2.313-2.813      $        2.813
                             ========        ============        ============

The following table summarizes information about stock options outstanding at April 30, 2002:

          Options outstanding            Options exercisable
___________________________________   ____________________________

                 Number     Weighted               Number
                   out-      average    Weighted   exercis-  Weighted
Range of       standing    remaining     average    able at   average
exercise       at April  contractual    exercise  April 30,  exercise
price          30, 2002         life       price       2002     price
____________   _________   _________   ________  _________  ________
$1.708- 2.813  1,019,750        3.71   $   2.62    917,750  $   2.60
 3.250- 3.604    242,550        5.67       3.50    164,550      3.49
 4.833- 7.980    255,700        9.01       7.37     18,000      5.46
 9.875-11.380    213,800        8.94      10.11     36,000     10.13
    24.250        66,000        8.25      24.25     13,200     24.25
____________   _________   __________   _______   _________  _______
$1.708-24.250  1,797,800        5.52   $  4.21    1,149,500 $   3.26
============   =========   ==========   =======   =========  =======



The Company applies APB Opinion 25 in accounting for its Plans and, accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation is recorded. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings(loss)would have been reduced to the pro forma amounts indicated below:


(In thousands, except per share amounts)
                                             April 30,
                                      ________________________

                                      2002     2001     2000
                                      ____     ____     ____
Net earnings(loss):

 As reported                       $(8,101) $ 8,595   $ 7,846
 Pro forma                         $(9,292) $ 7,905   $ 7,503
                                    ======   ======    ======
Net earnings(loss) per common share
 Basic:
  As reported                      $  (.95) $  1.01  $   .99
  Pro forma                        $ (1.10) $   .93  $   .94
 Diluted:
  As reported                      $  (.95) $   .88  $   .81
  Pro forma                        $ (1.10) $   .81  $   .77
                                    ======   ======   ======

The weighted average fair value of the stock options granted during the years ended 2002, 2001 and 2000 was $5.62, $14.72, and $2.80, respectively, on the date of grant using the Black Scholes option pricing model with the following assumptions: for 2002 - expected dividend yield 0.0%, risk free interest rate of 5.0%, expected volatility of 63%, and an expected life of 7.5 years; for 2001 - expected dividend yield 0.0%, risk free interest rate of 6.0%, expected volatility of 99%, and an expected life of 7.5 years; for 2000 - expected dividend yield 0.0%, risk free interest rate of 6.5%, expected volatility of 43%, and an expected life of 7.5 years.


(9) Accrued Liabilities

Accrued liabilities consist of the following at April 30:


                                          2002      2001
                                      --------  --------
Payroll, including vacation           $    830  $    937
Commissions and bonuses                    157     1,000
Acquisition costs                           -      1,079
Royalties                                   -         39
Other                                      700       905
                                      --------  --------
                                      $  1,687  $  3,960
                                      ========  ========

(10) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rent charged to operations pursuant to such operating leases amounted to approximately $1,375 in 2002, $678 in 2001 and $689 in 2000. The Company prepaid all of its preexisting capital lease obligations during fiscal 2002 for approximately $5,111.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year)as of April 30, 2002 are as follows:

                              Operating
Year ending April 30:          Leases
                              -------
2003                         $  1,312
2004                            1,108
2005                            1,127
2006                            1,113
2007                              855
Thereafter                      2,214
                              -------
Total minimum lease payments $  7,729
                              =======

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements.

Legal Proceedings

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.


(11) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $210, $289 and $258 in 2002, 2001 and 2000, respectively.

(12) Revenues by Geographic Location

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers, workstations, desktop and notebook computers which are manufactured by various companies. Revenues and total assets for 2001, 2000 and 1999 by geographic region is as follows:


(in thousands)
________________
                          United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2002
  Revenues             $  39,296 $ 27,131   $14,763     $  81,190
  Total assets         $  14,671 $ 25,658   $ 2,233     $  42,562
  Long lived assets    $   5,103 $ 15,071   $   180     $  20,354

April 30, 2001
  Revenues             $  93,557 $ 24,273   $12,747     $ 130,577
  Total assets         $  24,041 $ 35,536   $ 5,704     $  65,281
  Long lived assets    $   6,214 $ 20,962   $ 3,050     $  30,226

April 30, 2000
  Revenues             $  85,832 $ 14,865   $8,455      $ 109,152
  Total assets         $  39,693 $    448   $    -      $  40,141
  Long lived assets    $   5,007 $      -   $    -      $   5,007


(13)  Quarterly Financial Data (Unaudited)
     (In thousands, except per share amounts)
                                               Quarter Ended
                               ____________________________________________
Fiscal 2002                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $22,570      $19,173      $19,646    $19,801
Gross profit                     6,945        7,121        7,099      3,287
Net earnings(loss)              (1,761)         160       (4,783)    (1,717)
Net earnings (loss)per diluted
Common and common equivalent      (.21)         .02         (.51)      (.20)
share

                                               Quarter Ended
                               ____________________________________________
Fiscal 2001                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $37,996      $39,866      $26,829    $25,886
Gross profit                     9,135        9,111        6,991      7,752
Net earnings                     2,879        3,051        2,030        635
Net earnings per diluted common
and common equivalent share        .29          .31          .21        .07

Earnings per share is calculated independently for each quarter and therefore does not equal the total for the year.

                     INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," for all business combinations consummated after June 30, 2001 and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" effective May 1, 2001.


KPMG LLP


Short Hills, New Jersey
June 5, 2002


Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        2002       2001       2000       1999       1998
______________________       ____       ____       ____       ____       ____

Revenues                $  81,190  $ 130,577  $ 109,152   $ 75,853   $ 77,286
Net earnings               (8,101)     8,595      7,846      5,635      3,722
Basic earnings
  per share                  (.95)      1.01        .99        .69        .42
Diluted earnings
  per share                  (.95)       .88        .81        .60        .40
Current assets             21,800     34,690     35,127     23,874     21,022
Total assets               42,562     65,281     40,151     27,374     24,464
Current liabilities         8,287     14,157     12,416      6,436      6,483
Long-term debt              3,800     10,000          -          -          -
Total stockholders'
equity                     29,828     38,043     26,894     20,019     16,968
Cash dividends                  -          -          -          -          -

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

Lars Marcher
Executive Vice President,
and Chief Operating Officer

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


Annual Meeting

The annual meeting of shareholders
will be held on Wednesday, September 18, 2002, at 2:00 p.m. at Dataram's corporate headquarters at:
     186 Princeton Road (Route 571)
     West Windsor, NJ 08550


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