Form 10-K/A, Exhibit 13
period 2002-04-30
DATARAM CORP
filed 2002-07-31
CIK 27093

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

The affect of the slowing economy over the last fifteen months have had an onerous impact on the memory market in general. We have confronted the many challenges presented during this period by maintaining our lead in memory solutions; fine-tuning our operations to adapt to changing economic conditions and integrating our newly acquired assets with the focus on achieving profitable growth.

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


(2) Acquisition

On March 23, 2001, the Company acquired certain assets, principally including inventory, accounts receivable and equipment of Memory Card Technology A/S ("MCT"), a corporation in suspension of payments under Danish bankruptcy law. MCT designs and manufactures memory from its facility in Denmark and has sales offices in Europe, Latin America and the Pacific Rim. The Company purchased the assets from MCT for total consideration of approximately $32,006 of which approximately $28,581 was paid in cash plus the assumption of certain payables and accrued expenses, certain direct transaction cost and certain MCT employee rationalization costs all of which total approximately $3,425. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of identifiable net tangible and identifiable intangible assets acquired in the amount of $10,167 represents goodwill, which was being amortized on a straight-line basis over a period of 10 years. Through the adoption of SFAS 142 on May 1, 2001, the fair value of identifiable intangible assets acquired include both customer base of $5,931 (see note 3), and workforce of $1,202 which were being amortized on a straight-line basis over 3 and 5 years, respectively, through April 30, 2001, at which time the value of the work force was reclassified to goodwill. The results of operations of MCT for the period from the acquisition date, March 23, 2001 through April 30, 2001 and for the full 2002 fiscal year, have been included in the consolidated results of operations of the Company.

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

(3)  Goodwill and Intangible Assets

As of May 1, 2001, the date of adoption, the Company had unamortized goodwill in the amount of $11,144 (which includes $1,187 of acquired workforce which was previously classified as an intangible asset prior to the adoption of Statement 142) and unamortized identifiable intangible assets (acquired customer base) in the amount of $5,856, all of which have been subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill (including value assigned to the workforce) was $255 for the period from the March 23, 2001, the date of acquisition, through the year ended April 30, 2001. The Company's proforma basic and diluted earnings per share for fiscal 2001 as if the Company adopted Statement 142 at the beginning of fiscal 2001 would have been $1.04 and $0.90 per share respectively versus $1.01 and $0.88 per share respectively as previously reported, had this amortization expense not been reported during the year ended April 30, 2001. Pro forma net earnings and pro forma basic and diluted earnings per share for fiscal 2000 would have been the same as previously reported, as the Company had no goodwill or intangible assets during that fiscal year.

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

(4)     Restructuring

In fiscal 2002, the Company initiated a restructuring of its operations, which resulted in a workforce reduction of approximately 25% or approximately 69 people in primarily the sales and marketing functions at the Company. As a result, the Company recorded a restructuring charge of approximately $1,200, which primarily relates to severance payments. As of April 30, 2002, the Company had paid out approximately $1,157 of the charges with the balance expected to be paid within the next three months.

(5) Long-Term Debt

On March 31, 2001, the Company drew $10,000 against its existing credit facility to fund a portion of the purchase price of the MCT acquisition. On April 16, 2001, the Company entered into a new $10,000 term note ("term note") and a $15,000 revolving credit line ("credit line") with a commercial bank (together, referred to as the "credit facility"), which expires on April 16, 2004. The credit facility contains financial covenants as defined in the agreement for which the Company was in compliance with at April 30, 2002. The proceeds from the term note were used to repay the existing obligation under the original credit facility. The term note was due in twenty quarterly installments of $500 until March 31, 2006. The term note bore interest, which was payable monthly in arrears, at the LIBOR rate for 90 day maturities plus 1.9% computed on the basis of a 360 day year for the actual number of days elapsed. In January 2002, the Company amended and restated its credit facility. In doing so, the Company repaid the term note in its entirety. As of April 30, 2002, the amount available for borrowing under the credit line was $11,200 all of which can be drawn down.

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
============   =========   ==========   =======   =========  =======



The Company applies APB Opinion 25 in accounting for its Plans and, accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense is recorded. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net earnings(loss)would have been changed to the pro forma amounts indicated below:


(In thousands, except per share amounts)
                                             April 30,
                                      ________________________

                                      2002     2001     2000
                                      ____     ____     ____
Net earnings(loss):

 As reported                       $(8,101) $ 8,595   $ 7,846
 Pro forma                         $(9,292) $ 7,905   $ 7,503
                                    ======   ======    ======
Net earnings(loss) per common share
 Basic:
  As reported                      $  (.95) $  1.01  $   .99
  Pro forma                        $ (1.10) $   .93  $   .94
                                    ======   ======    ======
 Diluted:
  As reported                      $  (.95) $   .88  $   .81
  Pro forma                        $ (1.10) $   .81  $   .77
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

Legal Proceedings

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.


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

(12) Financial Information by Geographic Location

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


(13)  Quarterly Financial Data (Unaudited)
     (In thousands, except per share amounts)
                                               Quarter Ended
                               ____________________________________________
Fiscal 2002                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $22,570      $19,173      $19,646    $19,801
Gross profit                     6,945        7,121        7,099      3,287
Net earnings(loss)              (1,761)         160       (4,783)    (1,717)
Net earnings (loss)per diluted
Common and common equivalent      (.21)         .02         (.57)      (.20)
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