Form 10-K, Exhibit 13
period 2003-04-30
DATARAM CORP
filed 2003-07-29
CIK 27093

[DATARAM LOGO]



                       DATARAM CORPORATION



                       2003 ANNUAL REPORT
























Table of Contents

1  Message from the President

2  Management's Discussion and Analysis of Financial
   Condition and Results of Operations

6  Financial Review

20 Selected Financial Data








A Message From The President

                                               [PICTURE OF ROBERT TARANTINO]

To Our Shareholders


During fiscal year 2003, the information technology industry continued to be challenged by restrained demand. Corporate IT spending remained weak and low visibility caused many customers to reduce their capital budgets for IT infrastructure. Our revenue during this period reflects the adverse impact of this environment. In response to this, we have taken the difficult but necessary steps to restructure our operations and size the Company with the objective of regaining profitability in an uncertain market. Our strategy was to preserve our key resources to accommodate improved demand, when the market recovers, while implementing cost efficiencies to preserve financial strength. To this end, on April 28, 2003, we announced a restructuring of our operations whereby we ceased production of memory for the PC market and closed our production facility in Aarhus, Denmark. We have consolidated all manufacturing into our facility located in Bucks County, Pennsylvania. This year in total, we have reduced staff by approximately 48% from fiscal 2002 year-end levels. These measures are expected to save approximately $7 million in annual operating costs.

Financial Highlights
o  Revenues in fiscal 2003 totaled $53.5 million.
o We generated positive cash flow from operating activities this fiscal year of $3.4 million.
o We eliminated our long-term debt and ended the fiscal year debt free.
o During fiscal 2003 we repurchased $524,000 of our common stock. Our Board of Directors approved a new open market repurchase program of up to 500,000 shares.
o Our balance sheet and working capital position remain sound. Working capital at the end of fiscal
   2003 amounted to $9.4 million, including cash and cash equivalents of $2.5 million. Our current ratio at year-end was 2.5 to 1. Our undeveloped land, which is carried on our books for $875,000, is contracted to sell for $3 million.

Looking to the Future
The restructuring initiatives implemented during fiscal 2003 were designed to reduce costs without materially affecting our production and delivery capabilities. We maintain a distribution center in Europe to serve our European Union customers. We have sales offices in the United States, Europe and Japan, our key markets. We are well positioned to take full advantage of improved worldwide market conditions. The operational efficiencies that we implemented over the last twelve months have streamlined our process to deliver more with less, without compromising service.

An important catalyst to our short and long-term growth strategy is our focus on development of new memory products. During fiscal 2003, we introduced over 50 new products, nine of which were "first-to-market" products, beating out original equipment manufacturers in most cases. Our ability to introduce leading edge memory into the market advanced our reputation as an industry leader in the memory industry. Over our 36-year history, we have cultivated a highly experienced team of design engineers and have equipped them with state-of-the-art design tools. Our product design capabilities, coupled with our advanced manufacturing facility, provide us with the unique competitive advantage of offering superior quality memory at substantial savings.

While adapting to the economically challenging times over the last year, we have never lost focus on the essence of the total performance package we offer our customers. These relationships have evolved, in some cases, to where our design capabilities are increasingly utilized for customization. This business is gaining momentum as our current and prospective customers recognize Dataram's expertise in product design and development.

We remain a market leader in our traditional business of compatible memory products for high-performance enterprise servers and workstations. We expect this business to rebound with an improving economy.

We have worked diligently to strengthen the Company's financial position and position the Company for growth. We approach the new fiscal year a leaner, stronger company prepared to succeed in the current market and exploit growth opportunities as demand recovers.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication during what have been trying times. We look forward to a profitable fiscal 2004 and beyond.

July 15, 2003

ROBERT V. TARANTINO

Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP (including COMPAQ), IBM, SGI and Sun Microsystems. The Company also manufactures a line of memory products for Intel motherboard based servers for sale to OEMs and channel assemblers.

The Company's memory products are sold worldwide to original equipment manufacturers, distributors, value-added resellers and end users. The Company has a manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the original equipment manufacturers mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (DRAM) chips. The purchase cost of DRAM chips typically represents approximately 75% of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2003       2002      2001
_________________________________________________________________
Revenues                               100.0%     100.0%    100.0%
Cost of sales                           73.9       69.9      74.7
                                       _____      _____     _____
Gross profit                            26.1       30.1      25.3
Engineering and development              2.9        2.3       1.3
Selling, general and administrative     32.1       26.5      13.5
Restructuring charges                    7.1            1.5     -
Asset impairment charge                 21.5        7.2       0.2
                                       _____      _____     _____
Earnings (loss) from operations        (37.5)      (7.4)     10.3
Other income (expense), net             (0.2)      (1.1)      0.6
                                       _____      _____     _____
Earnings (loss) before income tax
expense (benefit)                      (37.7)      (8.5)     10.9
Income tax expense (benefit)            (8.5)       1.4       4.3
                                       _____      _____     _____
Net earnings (loss)                    (29.2)      (9.9)      6.6
                                       =====      =====     =====


Fiscal 2003 Compared With Fiscal 2002


In fiscal 2003, the Company continued to be adversely effected by the worldwide retrenchment in computer sales. Capital spending on new information technology equipment remained soft in light of the general economic uncertainty. In part, the Company was able to offset this trend by the sale of upgrades for existing equipment. The Company was also affected by the continuing worldwide decline in DRAM prices. DRAM costs represent approximately 75% of the cost of the Company's final product. Generally, competitive pressures require the Company to pass through these decreases to its customers. As a result of these factors, volume measured as gigabytes shipped declined by approximately 30% and average selling prices declined by approximately 7% from fiscal 2002 levels. Revenues in fiscal 2003 totaled $53.5 million, a decrease of 34% from fiscal 2002 revenues of $81.2 million, primarily as a result of the change in volume.

Cost of sales decreased $17.2 million in fiscal 2003 to $39.5 million from fiscal 2002 cost of sales of $56.7 million. The decrease is mainly attributable to the decrease in volume. Cost of sales as a percentage of revenue increased by 4.0% in fiscal 2003 from fiscal 2002. The increase in percentage is primarily attributable to decreased utilization of production capacity resulting from the lower shipment levels.

Engineering and development costs amounted to $1.5 million in fiscal 2003 compared to $1.8 million in fiscal 2002. The reduction in cost is primarily attributable to workforce reductions. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $17.2 million in fiscal 2003 versus $21.5 million in fiscal 2002. The decline in expense is primarily the result of restructurings which occurred in fiscal 2002 and in the first quarter of fiscal 2003. These restructurings resulted in workforce reductions of approximately 25% and 24%, respectively.

During the fourth quarter of fiscal 2003, the Company announced a restructuring of its operations. As part of this restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. The Company has consolidated all manufacturing into its facility located in Bucks County, Pennsylvania. As a result, the Company reduced its workforce by approximately 28 percent and incurred a consolidated pretax charge of approximately $3.8 million in the fourth quarter, which consists primarily of additional depreciation and amortization of fixed assets, a provision for leasehold impairment, a write down of PC related inventory and severance payments. Additionally, the Company wrote-off its purchased goodwill of approximately $11.1 million. Of these amounts, $300,000 has been charged to cost of sales, with the balance recorded as restructuring charges of $3.1 million and asset impairment charges of $11.5 million, which is net of the effect of certain foreign exchange translation gains. The Company has entered into lease termination agreements totaling approximately $1 million and has severance obligations totaling approximately $850,000. The lease termination obligations were paid in the first quarter of fiscal 2004. Approximately $750,000 of the severance obligations are scheduled to be paid by the end of the first quarter of fiscal 2004 with the balance of approximately $100,000 scheduled to be paid in the second quarter of fiscal 2004. An additional restructuring charge was recorded in the first quarter of fiscal 2003, which totaled $740,000 and was primarily related to severance costs. The severance payments have all been made as of April 30, 2003. Fiscal 2002 restructuring charges were $1.2 million, also severance related. As of April 30, 2002, the Company had paid the majority of these costs, except for approximately $50,000, which was paid early in fiscal 2003.

Other income (expense), net for fiscal year 2003 totaled ($84,000) of net interest expense versus ($916,000) of net interest expense in fiscal 2002. Fiscal 2002 interest income (expense), net consisted of $291,000 of interest income, offset by ($1,207,000) of interest expense. During fiscal 2002 the Company elected to prepay certain capital lease obligations, which resulted in an incremental interest charge of $141,000. The Company also terminated early its interest rate swap agreement, which resulted in a one-time interest charge of $259,000. The balance of the decline in interest expense in fiscal 2003 from fiscal 2002 is attributable to reduced debt levels.

Management's Discussion And Analysis of Financial Condition and Results of Operations

Income tax expense (benefit) for fiscal 2003 was ($4.6 million) versus $1.2 million in fiscal 2002. Fiscal 2003 expected income tax benefit of approximately ($7.1 million) has been reduced by a valuation reserve of approximately $2.5 million. The Company has a federal net operating loss
(NOL) carry back of approximately $9.2 million which has resulted in an income tax receivable of $3.1 million at April 30, 2003. The Company has a federal NOL carry forward of approximately $16.0 million, which can be used to offset future taxable income.

Fiscal 2002 Compared With Fiscal 2001

In fiscal 2002, the Company was adversely effected by the worldwide retrenchment in computer sales. The Company was also affected by the continuing worldwide decline in DRAM prices. Consequently, average selling prices fell by approximately 75% from the previous fiscal year. Revenues in fiscal 2002 totaled $81.2 million, a decrease of 38% from fiscal 2001 revenues of $130.6 million, primarily as a result of the change in selling prices. The change in selling prices was partially offset by an increase in unit volume that occurred as a result of the Company's acquisition of certain assets of MCT in March of fiscal 2001. Unit volume measured as gigabytes shipped in fiscal 2002 increased by approximately 69% over fiscal 2001 levels.

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

Selling, general and administrative costs were $21.5 million in fiscal 2002 versus $17.6 million in fiscal 2001. Fiscal 2002 expenses include $10.5 million of expense from the Company's acquired operations, compared to $1.4 million in fiscal 2001. During the first quarter of fiscal 2002 the Company initiated a world-wide restructuring of its operations, which resulted in a 25% reduction of workforce and other cost efficiencies. The restructuring resulted in a charge of $1.2 million primarily for severance.

During fiscal 2002 the Company conducted an evaluation of its goodwill and intangible assets. The evaluation of the carrying value of the Company's goodwill resulted in no change in value. The evaluation of intangible assets resulted in a one-time non-cash charge of $5.3 million.

Other income (expense), net for fiscal year 2002 totaled ($916,000) of net interest expense versus $855,000 of net interest income in fiscal 2001. Fiscal 2002 interest income (expense), net consisted of $291,000 of interest income, offset by ($1,207,000) of interest expense. During fiscal 2002 the Company elected to prepay certain capital lease obligations, which resulted in an incremental interest charge of $141,000. The Company also terminated early its interest rate swap agreement in connection with the repayment of its term loan, which resulted in a one-time interest charge of $259,000. Fiscal 2001 other income (expense), net consisted of interest income of $1,038,000 offset by ($183,000) of interest expense. The interest income level in fiscal 2001 was due to higher cash balances.

Liquidity and Capital Resources

Working capital at the end of fiscal 2003 amounted to $9.4 million, including cash and cash equivalents of $2.5 million, compared to working capital of $13.5 million, including cash and cash equivalents of $3.7 million in fiscal 2002. The reduction is primarily the result of debt repayments of $3.8 million in Fiscal 2003. Current assets at year end were 2.5 times current liabilities compared to 2.6 at the end of fiscal 2002.

Inventories at the end of fiscal 2003 were $2.9 million compared to fiscal 2002 year end inventories of $5.4 million. The decrease in inventories is primarily attributable to the year over year decline in revenues.

Capital expenditures, net of dispositions were $673,000 in fiscal 2003 compared to $358,000 in fiscal 2002. Capital expenditures in both years were primarily for manufacturing equipment and management information systems upgrades. At the end of fiscal 2003, contractual commitments for capital purchases were zero. Fiscal 2004 capital expenditures are expected to be approximately at the same level as fiscal 2003 expenditures.

On June 15, 1999 the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. On December 4, 2002, the Company announced a second plan providing for the repurchase of up to an additional 500,000 shares. As of April 30, 2003, the total number of shares authorized for purchase under the program is 535,150 shares. The Company repurchased 162,600 shares of its common stock in fiscal 2003 at a total price of approximately $524,000.

During fiscal 2001, the Company entered into a credit facility with its bank, which provided for a $10 million term loan and a $15 million revolving credit line. The $10 million term loan was repaid during fiscal 2002. As of April 30, 2002, there was $3.8 million outstanding on the revolving credit line which was paid in fiscal 2003. On April 4, 2003, the Company terminated this credit facility.

As a result of the restructuring initiated and accrued for in April 2003, the Company has entered into lease termination agreements totaling approximately $1 million and has severance obligations totaling approximately $850,000. The lease termination obligations were paid in the first quarter of fiscal 2004. The severance obligations are also scheduled be paid by the end of the first quarter of fiscal 2004. Management believes that the Company's cash flows generated from operations will be sufficient to meet short term liquidity needs as the Company does not expect any unforeseen demands beyond general operating requirements and the lease termination and severance obligations referred to above for cash. Management further believes that its working capital together with internally generated funds from its operations are adequate to finance the Company's long term operating needs and future capital requirements.

Management's Discussion And Analysis of Financial Condition and Results of Operations

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2003 are as follows:

(excludes terminated leases)

                                  Operating Leases
Year ending April 30:             ________________
2004                                    $      552
2005                                           572
2006                                           486
2007                                            48
Thereafter                                       0
                                     _____________
                                             1,658
                                     =============


Inflation has not had a significant impact on the Company's revenue and operations.


New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for the Company's fiscal years beginning May 1, 2003, with early adoption permitted. The Company currently is evaluating the provisions of SFAS 143, but expects that the provisions will not have a material impact on its operations and financial position upon adoption.

In July 2002, the FASB issued SFAS no. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 reconsiders all of the guidance contained in EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 applies to costs associated with
(a) certain termination benefits (so - called one-time termination benefits),
(b) costs to terminate a contract that is not a capital lease, and (c) other associated costs including costs to consolidate facilities or relocate employees. FAS 146, which may be adopted early, is effective for exit and disposal activities initiated after December 31, 2002. The Company adopted FAS 146 in its fourth fiscal 2003 quarter and complied with it in its fiscal 2003 fourth quarter restructuring. The adoption had no material effect on the Company.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect FIN 46 to have a material effect on its consolidated financial statements.

In May, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. SFAS 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): mandatory redeemable financial instruments; obligations to repurchase the issuer's equity shares by transferring assets; and certain obligations to issue a variable number of its equity shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect SFAS 150 to have a material effect on its consolidated financial statements.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") published a Commission Statement in the form of Financial Reporting Release No. 60 which requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in Note 1 to the consolidated financial statements included in this Annual Report, it believes the following accounting policies to be critical:

Revenue Recognition-Revenue is recognized upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition: persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collection is reasonably assured. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Income Taxes-The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At April 30, 2003, the Company considered certain tax planning strategies in its assessment as to the recoverability of its deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Management's Discussion And Analysis of Financial Condition and Results of Operations

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative
Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $2.2 million and the weighted average effective interest rate for these investments was approximately 1.5%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 20 to 25 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but intends to do so as circumstances warrant.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2003                   2002
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 7.62      $ 2.61      $13.88     $ 8.38
Second Quarter       3.65        1.83        9.50       5.25
Third Quarter        4.39        2.42       10.20       5.29
Fourth Quarter       3.30        2.02        8.79       6.01


At April 30, 2003 there were approximately 7,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2003 and 2002
         (In thousands, except share and per share amounts)




                                               2003       2002
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 2,500    $ 3,656
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $320 in 2003 and 2002                   6,292     11,478
  Income tax receivable                        3,138        699
  Inventories:
    Raw materials                              1,972      3,118
    Work in process                               39        182
    Finished goods                               844      2,135
                                              ______     ______
                                               2,855      5,435

  Deferred income taxes                          723         76
  Other current assets                           111        456
                                              ______     ______
               Total current assets           15,619     21,800
                                              ______     ______

Property and equipment:
  Land (held for sale)                           875        875
  Machinery and equipment                     12,576     17,151
                                              ______     ______
                                              13,451     18,026
Less accumulated depreciation
 and amortization                              8,887      8,816
                                              ______     ______
  Net property and equipment                   4,564      9,210

Goodwill                                           -     11,144
Other assets                                      24        408
                                              ______     ______
                                             $20,207    $42,562
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                             3,208      6,600
  Accrued liabilities                          2,978      1,687
                                              ______     ______
               Total current liabilities       6,186      8,287
  Deferred income taxes                            -        647
  Long term debt, excluding current
    installments                                   -      3,800
                                              ______     ______
               Total liabilities               6,186     12,734
                                              ______     ______

  Stockholders' equity:
    Common stock, par value $1.00 per share.
      Authorized 54,000,000 shares; issued
      and outstanding 8,497,219 in 2003
      and 8,493,819 in 2002                    8,497      8,494
    Additional paid-in capital                 4,594      4,405
    Retained earnings                            930     16,830
    Accumulated other comprehensive income-
     foreign currency translation adjustment       -         99
                                              ______     ______
               Total stockholders' equity     14,021     29,828
                                              ______     ______

  Commitments and contingencies                    -          -
                                              ______     ______
                                             $20,207    $42,562
                                              ======     ======


See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 2003, 2002 and 2001
             (In thousands, except per share amounts)


                                         2003     2002     2001
                                       _______  _______  _______

Revenues                              $ 53,529 $ 81,190 $130,577

Costs and expenses:
  Cost of sales                         39,529   56,737   97,588
  Engineering and development            1,539    1,839    1,673
  Selling, general and administrative   17,204   21,532   17,600
  Restructuring charges                  3,805    1,200        -
  Asset impairment charge               11,535    5,856      300
                                       _______  _______  _______
                                        73,612   87,164  117,161
                                       _______  _______  _______

Earnings (loss) from operations        (20,083)  (5,974)  13,416

Other income (expense):
  Interest income                           34      291    1,038
  Interest expense                        (118)  (1,207)    (183)
                                       _______  _______  _______
                                           (84)    (916)     855
                                       _______  _______  _______

Earnings(loss)before income tax
  expense (benefit)                    (20,167)  (6,890)  14,271
Income tax expense (benefit)            (4,563)   1,211    5,676
                                       _______  _______  _______
Net earnings (loss)                   $(15,604)$ (8,101)$  8,595
                                       =======  =======  =======

Net earnings(loss) per common share:
  Basic                               $  (1.84) $ (0.95) $  1.01
  Diluted                             $  (1.84) $ (0.95) $   .88
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2003, 2002 and 2001
                          (In thousands)

                                         2003     2002     2001
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings (loss)                 $(15,604) $(8,101)  $8,595
  Adjustments to reconcile net earnings
   (loss)to net cash provided by
    operating activities:
     Asset impairment charge            11,535        -        -
     Non-cash restructuring charges      1,003        -        -
     Depreciation and amortization       3,925   10,450    1,785
     Bad debt expense (recovery)           152      (65)     163
     Deferred income tax
     expense(benefit)                   (1,294)     125       33
     Changes in assets and liabilities:
       (net of effect from the
        acquisition of business):
        Decrease in trade
        and other receivables            5,033    6,228    6,578
        Decrease in inventories          2,580      490    1,858
        Increase in income tax
          receivable                    (2,438)    (699)       -
        (Increase) decrease in
          other current assets             345     (291)    (230)
        (Increase) decrease in
          other assets                     384      (43)    (348)
        Decrease in accounts payable    (3,490)    (619)  (4,144)
        Increase (decrease) in
          accrued liabilities            1,290   (2,256)    (518)
                                         _____    _____    _____
     Net cash provided by
       operating activities              3,421    5,219   13,772
                                         _____    _____    _____

Cash flows from investing activities:
    Additions to property and
      equipment, net                      (673)    (358)  (2,184)
    Acquisition of business, net of
      cash acquired                          -        -  (27,326)
                                         _____    _____    _____
Net cash used in investing activities     (673)    (358) (29,510)
                                         _____    _____    _____

Cash flows from financing activities:
  Proceeds (payments) of term loan           -  (10,000)  10,000
  Borrowings (repayment) under
    revolving line of credit            (3,800)   3,800        -
  Principal payments under capital
    lease obligations                        -   (5,111)    (147)
  Purchase and subsequent cancellation
    of shares of common stock             (524)    (650)  (1,027)
  Proceeds from sale of common shares
    under stock option plan (including
    tax benefits)                          420      520    3,498
                                         _____    _____    _____
  Net cash (used in) provided by
    financing activities                (3,904) (11,441)  12,324
                                         _____    _____    _____
Net decrease in cash and
 cash equivalents                       (1,156)  (6,580)  (3,414)
Cash and cash equivalents at
 beginning of year                       3,656   10,236   13,650
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $  2,500 $  3,656 $ 10,236
                                         =====    =====    =====

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                          $    125   $ 1,177 $   106
    Income taxes                      $     92   $ 1,772 $ 2,885
                                         =====     =====   =====

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Income(loss)
            Years ended April 30, 2003, 2002 and 2001
               (In thousands, except share amounts)

                                                         Accumulated   Total
                                      Additional           Other       Stock-
                              Common  Paid-in   Retained Comprehensive holders'
                              Stock   Capital   Earnings   income      Equity
                                                           (loss)
                              ______  ________  ________  ________    ________


Balance at April 30, 2000    $ 8,278 $     981 $  17,635 $      -    $  26,894

  Issuance of 301,216 shares
   under stock option plans,
   including income tax
   benefit of $2,690             301     3,197        -         -        3,498
  Purchase and subsequent
   cancellation of
   87,400 shares                 (87)     (113)   (827)         -       (1,027)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -         -       -         83          83
  Net earnings                     -        -    8,595          -       8,595
                                                                      _______
  Total comprehensive income                                            8,678
                              ______  ________  ______      _______  ________
Balance at April 30, 2001      8,492     4,065  25,403         83      38,043

  Issuance of 98,550 shares
   under stock option plans,
   including income tax
   benefit of $191                99       421       -          -         520
  Purchase and subsequent
   cancellation of
   96,950 shares                 (97)      (81)   (472)         -        (650)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -         -       -         16          16
  Net loss                         -        -   (8,101)         -      (8,101)
                                                                      _______

  Total comprehensive loss                                             (8,085)
                              ______   _______ _______     _______    _______
Balance at April 30, 2002      8,494     4,405  16,830         99      29,828


  Issuance of 166,200 shares
   under stock option plans,
   including income tax
   benefit of $25                166       254       -          -         420
  Purchase and subsequent
   cancellation of
   162,600 shares               (163)      (65)   (296)         -        (524)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -        -        -        (99)        (99)
  Net loss                         -        -  (15,604)         -     (15,604)
                                                                      _______

  Total comprehensive loss                                            (15,703)
                              ______   _______ _______     _______    _______
Balance at April 30, 2003    $ 8,497  $  4,594 $   930     $    -     $14,021
                              ======   ======= =======     =======    =======



See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


(1)  Significant Accounting Policies

Description of Business
Dataram Corporation is a worldwide provider of server and workstation memory. The Company offers a specialized line of gigabyte-class memory for entry to enterprise-level servers and workstations as well as customized memory solutions for original equipment manufacturers.

Principles of Consolidation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Until the closure of the Company's manufacturing operations in Denmark in the fourth quarter of fiscal 2003, the financial statements of its foreign subsidiaries were translated using the local currency as their functional currency. That is, assets and liabilities of the foreign subsidiaries were translated using the exchange rates in effect at the date of the balance sheet while the results of operations of those foreign subsidiaries were translated using the average exchange rates in effect for each year. Differences arising upon translation were then included as part of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (loss). The closure of the operations in Denmark required the reversal of the balance in the cumulative foreign currency translation account in accumulated other comprehensive income (loss) since this event represented a substantial liquidation of those operations and such amount is included in the computation of the overall loss on the transaction (see note 4). Subsequently, the Company's foreign subsidiaries' act only as sales offices which are deemed to be essentially branches of the US company and the functional currency of these sales offices is considered to be the US dollar. Accordingly, from the date of this change, any amounts denominated in a currency other than the US dollar will be recorded at the balance sheet rate of exchange and gains and losses arising from changes in foreign currency rates for those assets and liabilities will be reported in the income statement.

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

Goodwill and Acquired Intangible Assets
In July 2001, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The Company adopted the provisions of SFAS No. 141 upon issuance. The Company has elected to adopt the provisions of SFAS No.142 as of May 1, 2001, as allowed by the Statement.

SFAS 141 required, upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. Effective May 1, 2001, approximately $1.2 million assigned to the value of the MCT workforce has been reclassified to goodwill (see note
3). Since the Company has adopted SFAS No. 142, the Company reassessed, as of May 1, 2001 the useful lives and residual values of all intangible assets acquired in purchase business combinations, and did not make any amortization period or carrying value adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 in the first interim period. There are no indefinite life intangible assets.

In connection with the transitional goodwill impairment evaluation, SFAS No.142 required that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations. The Company completed this task in its second quarter ended October 31, 2001 and concluded that the estimated fair value of its acquired business (MCT), which is the reporting unit as defined by SFAS No. 142, as of May 1, 2001, exceeded its carrying amount and therefore no indication of an impairment of the goodwill on the MCT transaction existed upon the adoption of the statement.

On April 28, 2003, the Company restructured its worldwide operations. As part of the restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. As a consequence of this action, the Company concluded that the estimated fair value of its acquired business (MCT) had no remaining value and the Company wrote-off its purchased goodwill of approximately $11.1 million (see notes 3 and 4).


Long-Lived Assets
Long-lived assets consist of property, plant and equipment. SFAS No.144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The company adopted SFAS No. 144 on May 1, 2002. The adoption of SFAS No. 144 did not affect the Company's consolidated financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated.

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

Revenue Recognition
Revenue is recognized upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition: persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collection is reasonably assured.

Product Development and Related Engineering
The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to the development of new or improved products as well as ongoing support for existing products.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

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

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


Net Earnings/(Loss) Per Share

Net Earnings/(Loss) Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings/(loss) per share is calculated by dividing net earnings/(loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings per share in 2001 was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method). During 2002 and 2003, the Company excluded the dilutive effect of stock options in the calculation of diluted net loss per share, because to do so would be anti-dilutive. As such, the numerator and denominator used in computing basic and diluted net loss per share are equal.

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share for fiscal 2001.


                        Year ended April 30, 2001 (earnings in thousands)
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 8,595     8,498,000     $  1.01

Effect of dilutive securities
-stock options                       -     1,309,000           -
                               _______     _________      ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 8,595     9,807,000      $  .88
                               =======     =========      ======



Diluted net earnings (loss) per common share does not include the effect of options to purchase 1,515,350 shares of common stock for the year ended April 30, 2003 because they are anti-dilutive.

Diluted net earnings (loss) per common share does not include the effect of options to purchase 1,797,800 shares of common stock for the year ended April 30, 2002 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 153,000 shares of common stock for the year ended April 30, 2001 because they are anti-dilutive.

Product Warranty
The majority of the Company's products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such cost are probable and can be reasonably estimated.

                      Balance     Charges to                      Balance
                    beginning      costs and                          end
                      of year       expenses      Deductions      of year
                    _________      _________      __________     ________
Year Ended
April 30, 2003         $  54             23             (23)       $  54

Year Ended
April 30, 2002         $  54              6              (6)       $  54

Year Ended
April 30, 2001         $  54              8              (8)       $  54

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

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Stock Based Compensation

At April 30, 2003, the Company has stock-based employee and director compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net earnings (loss) for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to stock-based employee compensation:


                                           Years ended April 30
                                        __________________________
                                         2003     2002     2001
                                       ________ ________ ________

Net earnings (loss), as reported      $(15,604) $(8,101) $8,595

Deduct:  Total stock-based
  employee compensation expense
  determined under the fair value
  method for all awards                   (885)  (1,191)   (690)
                                       ________ ________ ________
Pro forma under SFAS 123              $(16,489) $(9,292) $7,905
                                       ======== ======== ========
Basic and diluted net earnings
  (loss) per common share:

      Basic:
      As reported                     $  (1.84)$  (.95) $  1.01
      Pro forma under SFAS 123           (1.94)  (1.10)     .93

      Diluted:
      As reported                     $  (1.84)$  (.95) $   .88
      Pro forma under SFAS 123           (1.94)  (1.10)     .81


The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                  2003      2002     2001
                                                _______   _______  _______
Expected life (years)                             7.5       7.5       7.5
Expected volatility                                72%       63%       99%
Expected dividend yield                             -         -         -
Risk-free interest rate                           5.0%      5.0%      6.0%
Weighted average fair value of options
   granted during the year                      $ 2.19    $ 5.62   $ 14.72


Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation.

(2)  Acquisition

On March 23, 2001, the Company acquired certain assets, principally including inventory, accounts receivable and equipment of Memory Card Technology A/S ("MCT"), a corporation in suspension of payments under Danish bankruptcy law. MCT designed and manufactured memory from its facility in Denmark and had sales offices in Europe, Latin America and the Pacific Rim. The Company purchased the assets from MCT for total consideration of approximately $32,006 of which approximately $28,581 was paid in cash plus the assumption of certain payables and accrued expenses, certain direct transaction cost and certain MCT employee rationalization costs all of which total approximately $3,425. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of identifiable net tangible and identifiable intangible assets acquired in the amount of $10,167 represents goodwill, which was being amortized over a period of 10 years. Through the adoption of SFAS 142 on May 1, 2001, the fair value of identifiable intangible assets acquired include both customer base of $5,931 (see note 3), and work force of $1,202 which were being amortized over 3 and 5 years, respectively, thru April 30, 2001, at which time the value of the work force was reclassified to goodwill. The results of operations of MCT for the period from the acquisition date, March 23, 2001 through April 30, 2001 and for the full fiscal 2002 and 2003 fiscal years have been included in the consolidated results of operations of the Company.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

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

The Company evaluated the carrying value of both its intangible assets and goodwill as of May 1, 2001 and concluded that such assets had not been impaired. Due to the pressure on the Company's worldwide operations during fiscal 2002 caused by continued economic weakness and its associated impact on capital spending coupled with the overall decline in pricing for DRAMs and its associated impact on the Company's selling prices, the Company was required to perform another impairment analysis for both the intangible assets and the acquired goodwill. That analysis was performed in the third quarter ended January 31, 2002. The Company evaluated the carrying value of goodwill as of that date and concluded that the asset had not been impaired. The Company also evaluated the carrying value of its intangible assets (acquired customer base) and concluded that it was in fact impaired. The Company's integration activities included: narrowing its combined product offerings to certain strategic platforms; redefining its targeted customer base; and directing the efforts of its acquired sales force to sell memory products only for those identified platforms through the targeted customer base. As a result, the Company's customer base has changed and the future cash flows expected to be generated by the acquired customer base, as it existed at the date of acquisition no longer supported any carrying value for those assets. Accordingly, the Company fully amortized its intangible assets in fiscal 2002. On April 28, 2003, the Company restructured its operations (see note 4). As part of the restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. As a consequence of this action, the Company concluded that the estimated fair value of its acquired business (MCT) had no remaining value and the Company wrote-off its purchased goodwill of $11,144.


(4) Restructuring

During the fourth quarter of fiscal 2003, the Company announced a restructuring of its operations. As part of this restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. The Company has consolidated all manufacturing into its facility located in Bucks County, Pennsylvania. As a result, the Company reduced its workforce by approximately 28 percent and incurred a consolidated pretax charge of approximately $3,800 in the fourth quarter, which consists primarily of additional depreciation and amortization of fixed assets in Denmark, a provision for leasehold impairment, a write down of PC related inventory and severance payments. Additionally, the Company wrote-off its purchased goodwill of $11,144. Of these amounts, $300 has been charged to cost of sales, with the balance recorded as restructuring charges of $3,065 million and asset impairment charges of $11,535, which is net of the effect of certain foreign exchange translation gains. The Company has entered into lease termination agreements totaling approximately $1,000 and has severance obligations totaling approximately $850. The lease termination obligations were paid in the first quarter of fiscal 2004. Approximately $750 of the severance obligations are scheduled to be paid by the end of the first quarter of fiscal 2004 with the balance of approximately $100 scheduled to be paid in the second quarter of fiscal 2004. An additional restructuring charge was recorded in June 2002, which totaled $740 and was primarily related to severance costs. The severance payments have all been made as of April 30, 2003. Fiscal 2002 restructuring charges were $1,200, also severance related. As of April 30, 2002, the Company had paid the majority of these costs, except for approximately $50, which was paid early in fiscal 2003.

(5) Long-Term Debt

On March 31, 2001, the Company drew $10,000 against its existing credit facility to fund a portion of the purchase price of the MCT acquisition. On April 16, 2001, the Company entered into a new $10,000 term note ("term note") and a $15,000 revolving credit line ("credit line") with a commercial bank (together, referred to as the "credit facility"), which expires on April 16, 2004. The credit facility contains financial covenants as defined in the agreement for which the Company was in compliance with at April 30, 2002. The proceeds from the term note were used to repay the existing obligation under the original credit facility. The term note was due in twenty quarterly installments of $500 until March 31, 2006. The term note bore interest, which was payable monthly in arrears, at the LIBOR rate for 90 day maturities plus 1.9% computed on the basis of a 360 day year for the actual number of days elapsed. In January 2002, the Company amended and restated its credit facility. In doing so, the Company repaid the term note in its entirety. As of April 30, 2002, there was $3,800 outstanding on the revolving credit line which was paid in fiscal 2003. On April 4, 2003, the Company terminated this credit facility.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


(6) Income Taxes

Income tax expense(benefit)for the years ended April 30 consists of the following:

(In thousands)                 2003         2002         2001
                               _____        _____        _____
Current:
     Federal                 $(3,307)     $   870      $ 4,822
     Foreign                      37          103            -
     State                         1          113          821
                               _____        _____        _____

                              (3,269)       1,086        5,643
                               _____        _____        _____
Deferred:
     Federal                  (1,247)          (8)         144
     Foreign                       -          134         (134)
     State                       (47)          (1)          23
                               _____        _____        _____
                              (1,294)         125           33
                               _____        _____        _____
Total income tax expense     $(4,563)     $ 1,211      $ 5,676
                               =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2003         2002         2001
                               _____        _____        _____

Computed "expected" tax
  expense(benefit)           $(7,058)     $(2,411)     $ 4,995
Foreign tax losses for
  which no benefit provided        -            -          247
State income taxes(net
  of Federal income tax
  benefit)                       (30)          74          557
Difference in federal
 graduated rates                 202          (21)           -
Difference in foreign
 income tax                        -          451            -
Foreign taxes                     37          103            -
Foreign permanent differences      -          598            -
Change in valuation
 allowances                    2,504        2,400            -
Other                           (218)          17         (123)
                               _____        _____        _____

                             $(4,563)     $ 1,211      $ 5,676
                               =====        =====        =====

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


(In thousands)                              2003         2002
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  98       $   79
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         119          119
  Property and equipment, principally
   due to differences in depreciation        303        1,004
  Inventory, principally due to
   reserve for obsolescence                  131           86
  Domestic net operating losses            6,135            -
  Foreign net operating losses                 -        1,700
                                            ____         ____
  Total gross deferred tax assets         $6,786       $2,988
                                            ____         ____
  Less valuation allowance                (4,904)      (2,400)
                                            ____         ____
  Net deferred tax asset                   1,882          588
                                            ____         ____
Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Other                                     (496)        (496)
                                            ____         ____
  Total gross deferred tax liabilities    (1,159)      (1,159)
                                            ____         ____
  Net deferred tax assets (liabilities)    $ 723        $(571)
                                            ====         ====


As of April 30, 2003 a valuation allowance of $4,904 has been provided for on the deferred tax assets since management believes that it is more likely than not that such assets will not be realized through the reversal of existing deferred tax assets, future taxable income, or certain tax planning strategies. The Company has U.S. net operating loss carry forwards of approximately $16,000, which can be used to offset income through 2023.

(7) Stock Option Plans

The Company has an 1992 incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2003, 945,430 of the outstanding options are exercisable.

The Company also has a 2001 incentive and nonstatutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. The holder of the option may purchase 25% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 25% of such shares on or after each of the three succeeding anniversary dates. At April 30, 2003, 34,150 of the outstanding options are exercisable.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


The status of the plans for the three years ended April 30, 2003, is as follows:
                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________        ____________     ___________

Balance April 30, 2000       1,602,350        1.708-12.583           3.374
   Granted                     198,000       11.380-24.250          22.122
   Exercised                  (239,700)       1.708- 6.000           2.767
   Cancelled                   (19,200)       2.313- 3.604           2.797
                             _________        ____________     ____________

Balance April 30, 2001       1,541,450         1.708-24.250          5.626
   Granted                     192,900         6.610-10.000          8.316
   Exercised                   (38,300)        1.708- 6.000          4.458
   Cancelled                  (253,000)        1.708- 6.000         12.652
                             _________         ____________     ___________

Balance April 30, 2002       1,443,050         1.708-24.250          4.785
   Granted                     156,800         2.990- 3.830          3.017
   Exercised                  (156,000)        1.708- 2.375          2.349
   Cancelled                  (108,500)        2.990-24.250          7.440
                             _________         ____________     ___________

Balance April 30, 2003       1,335,350         1.708-24.250           4.646
                             =========         ============     ===========

The Company also granted non-qualified options to acquire 150,000 shares of common stock to certain employees in connection with the acquisition of certain assets of MCT. These options are exercisable at a price of $9.875 per share which represents the fair value at the date of grant and expire ten years after the date of grant. Of each option, 20% are exercisable on or after the first anniversary of the date of the grant and an additional 20% on or after each of the four succeeding anniversary dates. During fiscal year 2003, 50,000 of these shares were cancelled. At April 30, 2003, 40,000 of the outstanding options are exercisable.

The Company also periodically grants nonqualified stock options to nonemployee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these nonemployee directors are exercisable at a price representing the fair value at the date of grant, and expire ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2003, 40,000 of the outstanding options are exercisable.

The status of the nonemployee director options for the three years ended April 30, 2003, is as follows:


                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________       ____________        ____________
Balance April 30, 2000        287,500      $  2.313-2.813      $        2.773
   Granted                          -                   -                   -
   Exercised                  (62,500)           2.813                  2.813
   Cancelled                        -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2001        225,000         2.313-2.813               2.763
   Granted                     40,000            7.980                  7.980
   Exercised                  (60,250)        2.313-2.813               2.626
   Cancelled                        -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2002        204,750         2.313-7.980               3.822
   Granted                     40,000            2.990                  2.990
   Exercised                  (10,000)           2.813                  2.813
   Cancelled                 (154,750)           2.813                  2.813
                             ________        ____________        ____________

Balance April 30, 2003         80,000      $  2.990-7.980      $        5.485
                             ========        ============        ============

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

The following table summarizes information about stock options outstanding at April 30, 2003:

          Options outstanding            Options exercisable
___________________________________   ____________________________

                 Number     Weighted               Number
                   out-      average    Weighted   exercis-  Weighted
Range of       standing    remaining     average    able at   average
exercise       at April  contractual    exercise  April 30,  exercise
price          30, 2003         life       price       2003     price
____________   _________   _________   ________  _________  ________
$1.708- 2.813    699,000        4.16   $   2.64    699,000  $   2.64
 2.990- 3.604    378,750        7.00       3.28    177,750      3.54
 4.833- 7.980    234,200        7.71       7.31    105,350      7.20
 9.875-11.380    149,400        7.93      10.19     55,880     10.21
    24.250        54,000        7.25      24.25     21,600     24.25
____________   _________   __________   _______   _________  _______
$1.708-24.250  1,515,350        5.90   $   5.04  1,059,580  $   4.83
============   =========   ==========   =======   =========  =======



(8) Accrued Liabilities

Accrued liabilities consist of the following at April 30:


                                        2003          2002
                                      ________      ________
Leasehold termination provision       $  1,000      $      -
Severance                                  850             -
Other restructuring costs                  261             -
Payroll, including vacation                427           830
Commissions and bonuses                     67           157
Other                                      373           700
                                      ________      ________
                                      $  2,978      $  1,687
                                      ========      ========

(9) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements. Rent charged to operations pursuant to such operating leases amounted to approximately $1,552 in 2003, $1,375 in 2002 and $678 in 2001. The Company prepaid all of its preexisting capital lease obligations during fiscal 2002 for approximately $5,111.



Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2003 are as follows:

(Excludes terminated leases).

                              Operating
Year ending April 30:          Leases
                              -------
2004                         $    552
2005                              572
2006                              486
2007                               48
Thereafter                          0
                              -------
Total minimum lease payments $  1,658
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

(10) Employee Benefit Plan
The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $258, $210 and $289 in 2003, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


(11) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues and total assets for 2003, 2002 and 2001 by geographic region is as follows:


                          United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2003
  Revenues             $  29,495 $ 13,180   $10,854     $  53,529
  Total assets         $  15,398 $  4,809   $     0     $  20,207
  Long lived assets    $   4,473 $     91   $     0     $   4,564

April 30, 2002
  Revenues             $  39,296 $ 27,131   $14,763     $  81,190
  Total assets         $  14,671 $ 25,658   $ 2,233     $  42,562
  Long lived assets    $   5,103 $ 15,071   $   180     $  20,354

April 30, 2001
  Revenues             $  93,557 $ 24,273   $12,747     $ 130,577
  Total assets         $  24,041 $ 35,536   $ 5,704     $  65,281
  Long lived assets    $   6,214 $ 20,962   $ 3,050     $  30,226


(12)  Quarterly Financial Data (Unaudited)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2003                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $14,281      $13,970      $12,758    $12,520
Gross profit                     3,541        4,200        3,472      2,787
Net earnings(loss)              (1,823)        (253)        (793)   (12,735)
Net earnings (loss)per diluted
Common and common equivalent      (.21)        (.03)        (.09)     (1.50)
share

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
share


Earnings (loss) per share is calculated independently for each quarter and therefore does not equal the total for the year.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," for all business combinations consummated after June 30, 2001 and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" effective May 1, 2001.


KPMG LLP


Short Hills, New Jersey
June 18, 2003
__________________________________________________________________________




Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        2003       2002       2001       2000       1999
______________________       ____       ____       ____       ____       ____

Revenues                $  53,529   $ 81,190  $ 130,577  $ 109,152   $ 75,853
Net earnings              (15,604)    (8,101)     8,595      7,846      5,635
Basic earnings (loss)
  per share                 (1.84)      (.95)      1.01        .99        .69
Diluted earnings (loss)
  per share                 (1.84)      (.95)       .88        .81        .60
Current assets             15,619     21,800     34,690     35,127     23,874
Total assets               20,207     42,562     65,281     40,151     27,374
Current liabilities         6,186      8,287     14,157     12,416      6,436
Long-term debt                  -      3,800     10,000          -          -
Total stockholders'
equity                     14,021     29,828     38,043     26,894     20,019
Cash dividends                  -          -          -          -          -

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


Annual Meeting

The annual meeting of shareholders will be held on Wednesday, September 17, 2003, at 2:00 p.m. at Dataram's corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550


Form 10-K

A copy of the Company's annual reporton Form 10-K filed with the Securities& Exchange Commission is available without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
















Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ 08550
Toll Free: 800-DATARAM
Phone: 609-799-0071
Fax: 609-799-6734
www.dataram.com