Form 10-K, Exhibit 13
period 2004-04-30
DATARAM CORP
filed 2004-07-28
CIK 27093

[DATARAM LOGO]



                          DATARAM CORPORATION



                          2004 ANNUAL REPORT
























Table of Contents

1  Message from the President

2  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations

6  Financial Review

20 Selected Financial Data









[PICTURE OF ROBERT TARANTINO]


To Our Shareholders


Fiscal 2004 was a year of recovery and a return to growth for the Company. We began the year with a hard earned return to profitability, primarily as a result of cost reductions initiated at the end of last fiscal year. Our objective was to align our cost structure to the economic realities of the information technology marketplace while preserving our key resources to focus on future growth. Signs of market improvement surfaced in our second quarter when we had an order rate that was significantly in excess of our shipments. We continued to have a positive book-to-bill ratio throughout the remainder of the fiscal year. The result of this was renewed earnings growth in the second half of our fiscal year.

2004 Financial Highlights

Revenues in fiscal 2004 grew 16% to $62 million.
We returned to profitability, earning $2.3 million
We generated positive cash flow from operating activities this fiscal year of $4.3 million.
We strengthened our balance sheet and working capital position. Working capital at the end of fiscal 2004 amounted to $13.5 million, including cash and cash equivalents of $6.8 million. Our current ratio at year-end was 3.5 to 1 and we are debt free.

The Year Ahead

The Company has historically derived the greater part of its revenue from the sale of its compatible memory products. Our product offering includes memory for enterprise servers and workstations produced by major manufacturers: HP, IBM, SGI, Sun Microsystems, Dell, Intel and AMD Opteron systems. Our design capabilities have kept the Company in the forefront of memory upgrades and enabled us to increase our presence within the server memory marketplace.

While our ability to grow revenue through the sales of compatible memory was encouraging, our real success came as a result of significant growth in our OEM business. Specifically, we worked diligently to further develop our OEM business leveraging our product design expertise, manufacturing expertise and our rapid prototyping capabilities. We capitalized on our relationships with the major DRAM suppliers to promote the routing of their smaller projects to Dataram, where these projects could be more efficiently and cost effectively handled for the customer. These initiatives proved successful as our OEM business grew to approximately 50% of our total business by the fourth quarter. Our strategy is continuing to prove successful, as we have just recently received our first order for a program from a major computer manufacturer, who had not previously been a Dataram OEM customer.

We enter our new fiscal year profitable and with a stronger balance sheet. In fiscal 2005, we expect continued growth from our compatible memory products line, but the rate of that growth will be very much dependant on the macro economic environment for the information technology industry. The prospects for our OEM business are good. While the sales and qualification cycles are long, we are confidant that with the our design and manufacturing expertise combined with our industry relationships, we will continue to be successful in securing projects with major computer and embedded systems manufacturers.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication. As many of our investors are aware, our management is comprised of many long-term and experienced professionals who have developed considerable personal equity interests in the Company and who are dedicated to building shareholder value.

We look forward to continued profitable growth in fiscal 2005.

July 16, 2004

ROBERT V. TARANTINO

Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP (including COMPAQ), IBM, Silicon Graphics and Sun Microsystems. The Company also manufactures a line of memory products for Intel motherboard based servers for sale to OEMs and channel assemblers.

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

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.

Years Ended April 30,                   2004       2003      2002
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           74.7       73.9      69.9
                                       _____      _____     _____

Gross profit                            25.3       26.1      30.1

Engineering and development              2.1        2.9       2.3

Selling, general and administrative     19.3       32.1      26.5

Restructuring charges                      -        7.1       1.5

Asset impairment charge                    -       21.5       7.2
                                       _____      _____     _____

Earnings (loss) from operations          3.9      (37.5)     (7.4)

Other income (expense), net              0.2       (0.2)     (1.1)
                                       _____      _____     _____

Earnings (loss) before income
tax expense (benefit)                    4.1      (37.7)     (8.5)

Income tax expense (benefit)             0.4       (8.5)      1.4
                                       _____      _____     _____

Net earnings (loss)                      3.7      (29.2)     (9.9)
                                       =====      =====     =====


Fiscal 2004 Compared With Fiscal 2003


At the end of fiscal 2003, the Company exited the market for desktop, notebook and flash memory (PC memory) and closed its manufacturing facility in Aarhus, Denmark. In fiscal 2004, the Company's revenues were derived solely from sales of compatible memory for high performance servers and workstations and from sales of customized memory for OEMs. Revenues for fiscal 2004 were $62.0 million compared to $53.5 million in fiscal 2003. The growth in revenue came primarily from sales to OEMs, which accounted for approximately 36% of revenue in fiscal 2004, compared to approximately 16% in fiscal 2003. Revenues from the sale of memory for the compatibles market grew by approximately 5% to approximately $39.7 million in fiscal 2004 from fiscal 2003. Overall volume as measured by gigabytes shipped increased by approximately 25% in fiscal 2004 from fiscal 2003. Average selling price per gigabyte declined by approximately 8% in fiscal 2004 compared to the prior year. Revenues for the fiscal year's ended April 30, 2004 and 2003 by geographic region were:


                                           Year ended         Year ended
                                       April 30, 2004         April 30, 2003
                                       ________________
________________
United States                          $     43,780,000     $     29,495,000
Europe                                       10,994,000           13,180,000
Other(principally Asia Pacific Region)        7,210,000           10,854,000
                                       ________________     ________________
Consolidated                           $     61,984,000     $     53,529,000
                                       ================     ================


Cost of sales was $46.3 million in fiscal 2004 or 74.7 percent of revenue compared to $39.5 million or 73.9 percent of revenue in fiscal 2003. Fiscal 2004 cost of sales included royalty expense of approximately $1,058,000, or 1.7% of revenue compared to $464,000, or 0.8% of revenue in fiscal 2003. The 2004 increase is attributable to a recent agreement entered into with a company that allowed the Company to use their patented technology through the date of the agreement. The Company no longer manufactures products using this technology. Fiscal 2005 royalty expense is expected to be approximately the same percentage of revenue as fiscal 2003. Management expects that cost of sales as a percentage of revenue will generally be approximately 75%, which is in line with its historical norm. Fluctuations either up or down of 3% or less in any given period are not unusual and can result from many factors, some of which are a rapid change in the price of DRAMs, a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering and development costs amounted to $1.3 million in fiscal 2004 compared to $1.5 million in fiscal 2003. The reduction in cost is primarily attributable to workforce reductions that occurred in fiscal 2003. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $12.0 million in fiscal 2004 versus $17.2 million in fiscal 2003. The decline in expense is primarily the result of savings in personnel costs as a result of restructurings that occurred in the first and fourth quarter of fiscal 2003. These restructurings resulted in workforce reductions of approximately 24% and 28%, respectively and were recorded as a separate expense totaling $3.8 million in fiscal 2003. Additionally, in Fiscal 2003, the Company recorded a separate asset impairment charge of approximately $11.5 million, primarily related to the write-off of its purchased goodwill, net of the effect of certain foreign exchange translation gains.

Other income (expense), net for fiscal year 2004 totaled $119,000 versus ($84,000) in fiscal 2003. Fiscal 2004 income consisted primarily of $6,000 of net interest income, $47,000 of foreign currency transaction gains and $66,000 of gains on sale of certain assets. Fiscal 2003 other expense consisted of $84,000 of net interest expense.

Income tax expense (benefit) for fiscal 2004 was $252,000 versus ($4.6 million) in fiscal 2003. Fiscal 2004 expense represents a provision for state income tax expense only as the Company utilized a portion of its federal net operating loss (NOL) carry forwards to offset any federal tax due and therefore recorded no federal income tax expense. As of April 30, 2004, the Company has a NOL carry forward of approximately $14.4 million which can be used to offset future taxable income.


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

Cost of sales decreased $17.2 million in fiscal 2003 to $39.5 million from fiscal 2002 cost of sales of $56.7 million. The decrease was mainly attributable to the decrease in volume. Cost of sales as a percentage of revenue increased by 4.0% in fiscal 2003 from fiscal 2002. The increase in percentage was primarily attributable to decreased utilization of production capacity resulting from the lower shipment levels.

Engineering and development costs amounted to $1.5 million in fiscal 2003 compared to $1.8 million in fiscal 2002. The reduction in cost was primarily attributable to workforce reductions.

Selling, general and administrative costs were $17.2 million in fiscal 2003 versus $21.5 million in fiscal 2002. The decline in expense was primarily the result of restructurings, which occurred, in fiscal 2002 and in the first quarter of fiscal 2003. These restructurings resulted in workforce reductions of approximately 25% and 24%, respectively.

During the fourth quarter of fiscal 2003, the Company announced a restructuring of its operations. As part of this restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. The Company consolidated all manufacturing into its facility located in Bucks County, Pennsylvania. As a result, the Company reduced its workforce by approximately 28 percent and incurred a consolidated pretax charge of approximately $3.8 million in the fourth quarter, which consisted primarily of additional depreciation and amortization of fixed assets, a provision for leasehold impairment, a write down of PC related inventory and severance payments. Additionally, the Company wrote-off its purchased goodwill of approximately $11.1 million. Of these amounts, $300,000 was charged to cost of sales, with the balance recorded as restructuring charges of $3.1 million and asset impairment charges of $11.5 million, which was net of the effect of certain foreign exchange translation gains. The Company entered into lease termination agreements totaling approximately $1 million and had severance obligations totaling approximately $850,000. These obligations were paid in fiscal 2004. An additional restructuring charge was recorded in the first quarter of fiscal 2003, which totaled $740,000 and was primarily related to severance costs. The severance payments were paid in fiscal 2003. Fiscal 2002 restructuring charges were $1.2 million, also severance related. As of April 30, 2002, the Company had paid the majority of these costs, except for approximately $50,000, which was paid early in fiscal 2003.

Other income (expense), net for fiscal year 2003 totaled ($84,000) of net interest expense versus ($916,000) of net interest expense in fiscal 2002. Fiscal 2002 interest income (expense), net consisted of $291,000 of interest income, offset by ($1,207,000) of interest expense. During fiscal 2002 the Company elected to prepay certain capital lease obligations, which resulted in an incremental interest charge of $141,000. The Company also terminated early its interest rate swap agreement in connection with the repayment of its term loan, which resulted in a one-time interest charge of $259,000. The balance of the decline in interest expense in fiscal 2003 from fiscal 2002 was attributable to reduced debt levels.

Income tax expense (benefit) for fiscal 2003 was ($4.6 million) versus $1.2 million in fiscal 2002. Fiscal 2003 expected income tax benefit of approximately ($7.1 million) was reduced by a valuation reserve of approximately $2.5 million. The Company had a federal NOL carry back of approximately $9.2 million, which resulted in an income tax receivable of $3.1 million at April 30, 2003.

Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2004 amounted to $13.5 million, including cash and cash equivalents of $6.8 million, compared to working capital of $9.4 million, including cash and cash equivalents of $2.5 million in fiscal 2003. Current assets at year end were 3.5 times current liabilities compared to 2.5 at the end of fiscal 2003.

Inventories at the end of fiscal 2004 were $2.5 million compared to fiscal 2003 year end inventories of $2.9 million. Inventory levels for both years are within a normal range relative to the Company's revenue levels.

Capital expenditures, net of dispositions were $160,000 in fiscal 2004 compared to $673,000 in fiscal 2003. Capital expenditures in fiscal 2004 were unusually low. Fiscal 2005 capital expenditures are expected to be approximately at the same level as fiscal 2003 expenditures. At the end of fiscal 2004, contractual commitments for capital purchases were zero.

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5 million revolving credit line. Advances under the facility are limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a commitment fee equal to 1/4 of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement. The agreement limits the Company's open market stock repurchases to $1,000,000 per year without prior waiver and precludes the payment of cash dividends.

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

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2004 are as follows:


                                        Operating leases
Year ending April 30:                   ________________
2005                                    $      531,000
2006                                           463,000
2007                                            48,000
2008 and thereafter                                  0
                                        ________________
                                             1,042,000
                                        ================

At April 30, 2004, the Company had open purchase orders outstanding totaling $6,217,000 primarily for inventory items to be delivered in the first quarter of fiscal 2005. These purchase orders are cancelable.


Inflation has not had a significant impact on the Company's revenue and operations.


New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 was effective for the Company's fiscal year beginning May 1, 2003. The adoption of SFAS 143 had no impact on its operations and financial position.

On April 22, 2003, the FASB determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of stock options. On March 31, 2004, the FASB issued an exposure draft, Share-Based Payment, an amendment of FASB Statements No. 123 and 95, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. The Company will continue to monitor communications on this subject from the FASB in order to determine the impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. SFAS 150 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): mandatory redeemable financial instruments; obligations to repurchase the issuer's equity shares by transferring assets; and certain obligations to issue a variable number of its equity shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 was adopted by the Company in Fiscal 2004. The adoption had no material effect on its consolidated financial statements.

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

Revenue Recognition-Revenue is recognized upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Income Taxes-The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At April 30, 2004, the Company considered certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

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


Quantitative and Qualitative Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $2.1 million and the weighted average effective interest rate for these investments was approximately 1.0%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 5 to 10 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but could do so as circumstances warrant.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2004                   2003
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 3.98      $ 2.42      $ 7.62     $ 2.61
Second Quarter       4.79        3.41        3.65       1.83
Third Quarter        7.12        3.75        4.39       2.42
Fourth Quarter       9.34        4.96        3.30       2.02


At April 30, 2004 there were approximately 7,000 shareholders.

The Company has never paid a dividend and does not at present have an intention to pay a dividend in the foreseeable future.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2004 and 2003
         (In thousands, except share and per share amounts)

                                               2004       2003
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 6,806    $ 2,500
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $320 in 2004 and 2003                   8,846      6,292
  Income tax receivable                            -      3,138
  Inventories:
    Raw materials                              1,302      1,972
    Work in process                              102         39
    Finished goods                             1,133        844
                                              ______     ______
                                               2,537      2,855
  Deferred income taxes                          723        723
  Other current assets                            92        111
                                              ______     ______
               Total current assets           19,004     15,619
                                              ______     ______
Property and equipment:
  Land (held for sale)                           875        875
  Machinery and equipment                     11,934     12,576
                                              ______     ______
                                              12,809     13,451
  Less accumulated depreciation
  and amortization                             9,951      8,887
                                              ______     ______
               Net property and equipment      2,858      4,564

Other assets                                      50         24
                                              ______     ______
                                             $21,912    $20,207
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                             3,862      3,208
  Accrued liabilities                          1,646      2,978
                                              ______     ______
               Total current liabilities       5,508      6,186

  Stockholders' equity:
    Common stock, par value $1.00 per share.
      Authorized 54,000,000 shares; issued
      and outstanding 8,526,519 in 2004
      and 8,497,219 in 2003                    8,527      8,497
    Additional paid-in capital                 4,676      4,594
    Retained earnings                          3,201        930
                                              ______     ______
               Total stockholders' equity     16,404     14,021

                                              ______     ______
  Commitments and contingencies

                                             $21,912    $20,207
                                              ======     ======

See accompanying notes to consolidated financial statements.
                                   Page 6




               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 2004, 2003 and 2002
             (In thousands, except per share amounts)



                                         2004     2003     2002
                                       _______  _______  _______

Revenues                              $ 61,984 $ 53,529 $ 81,190

Costs and expenses:
  Cost of sales                         46,311   39,529   56,737
  Engineering and development            1,284    1,539    1,839
  Selling, general and administrative   11,985   17,204   21,532
  Restructuring charges                      -    3,805    1,200
  Asset impairment charge                    -   11,535    5,856
                                       _______  _______  _______
                                        59,580   73,612   87,164
                                       _______  _______  _______
Earnings (loss) from operations          2,404  (20,083)  (5,974)

Other income (expense):
  Interest income                           23       34      291
  Interest expense                         (17)    (118)  (1,207)
  Currency gain                             47        -        -
  Other income                              66        -        -
                                       _______  _______  _______
                                           119      (84)    (916)
                                       _______  _______  _______

Earnings(loss)before income tax
  expense (benefit)                      2,523  (20,167)  (6,890)

Income tax expense (benefit)               252   (4,563)   1,211
                                       _______  _______  _______
Net earnings (loss)                   $  2,271 $(15,604)$ (8,101)
                                       =======  =======  =======
Net earnings(loss) per common share:
  Basic                               $   0.27  $ (1.84) $ (0.95)


  Diluted                             $   0.25  $ (1.84) $ (0.95)
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2004, 2003 and 2002
                          (In thousands)

                                         2004     2003     2002
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings (loss)                 $  2,271 $(15,604) $(8,101)
Adjustments to reconcile net earnings
   (loss)to net cash provided by
    operating activities:
     Asset impairment charge                 -   11,535        -
     Non-cash restructuring charges          -    1,003        -
     Depreciation and amortization       1,847    3,925   10,450
     Bad debt expense (recovery)             7      152      (65)
     Deferred income tax
     expense(benefit)                        -   (1,294)     125
     Changes in assets and liabilities:
       (Increase)decrease in trade
        and other receivables           (2,561)   5,033    6,228
        Decrease in inventories            318    2,580      490
   Decrease (increase) in income
   tax receivable                        3,138   (2,438)    (699)
  (Increase) decrease in
   other current assets                     19      345     (291)
       (Increase) decrease in
        other assets                       (26)     384      (43)
        Increase (decrease) in
        accounts payable                   654   (3,490)    (619)
        Increase (decrease) in
        accrued liabilities             (1,332)   1,290   (2,256)
                                         _____    _____    _____
  Net cash provided by
   operating activities                  4,335    3,421    5,219
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment                             (160)    (673)    (358)
    Proceeds from sale of property and
    equipment                               19        -        -
                                         _____    _____    _____
Net cash used in investing activities     (141)    (673)    (358)
                                         _____    _____    _____

Cash flows from financing activities:
  Payment of term loan                       -        -  (10,000)
  Borrowings (repayment) under
  revolving line of credit                   -   (3,800)   3,800
  Principal payments under capital
   lease obligations                         -        -   (5,111)
  Purchase and subsequent cancellation
   of shares of common stock                 -     (524)    (650)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                           112      420      520
                                         _____    _____    _____
  Net cash provided by (used in)
   financing activities                    112   (3,904) (11,441)
                                         _____    _____    _____
Net increase (decrease) in cash and
 cash equivalents                        4,306   (1,156)  (6,580)
Cash and cash equivalents at
 beginning of year                       2,500    3,656   10,236
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $  6,806 $  2,500 $  3,656
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $     16   $   125 $ 1,177
    Income taxes                      $      2   $    92 $ 1,772
                                         =====     =====   =====

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
        Consolidated Statements of Stockholders' Equity and
                  Comprehensive Income (Loss)
            Years ended April 30, 2004, 2003 and 2002
               (In thousands, except share amounts)


                                                        Accumulated   Total
                                      Additional           other      stock-
                              Common  paid-in   Retained comprehens- holders'
                              stock   capital   earnings ive income  equity
                                                           (loss)
                              ______  ________  ________  ________  ________


Balance at April 30, 2001      8,492     4,065  25,403         83     38,043

  Issuance of 98,550 shares
   under stock option plans,
   including income tax
   benefit of $191                99       421       -          -        520
  Purchase and subsequent
   cancellation of
   96,950 shares                 (97)      (81)   (472)         -       (650)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -         -       -         16         16
  Net loss                         -         -  (8,101)         -     (8,101)
                                                                      ______

  Total comprehensive loss                                            (8,085)
                              ______   _______ _______     ______     ______
Balance at April 30, 2002      8,494     4,405  16,830         99     29,828


  Issuance of 166,200 shares
   under stock option plans,
   including income tax
   benefit of $25                166       254       -          -        420
  Purchase and subsequent
   cancellation of
   162,600 shares               (163)      (65)   (296)         -       (524)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -         -       -        (99)       (99)
  Net loss                         -         - (15,604)         -    (15,604)
                                                                     _______

  Total comprehensive loss                                           (15,703)
                              ______   _______ _______     ______    _______
Balance at April 30, 2003    $ 8,497  $  4,594 $   930     $    -    $14,021


Issuance of 29,300 shares
   under stock option plans,
   including income tax
   benefit of $7                  29        82       -          -        112

  Net earnings                     -         -   2,271          -      2,271

                              ______   _______ _______     ______    _______
Balance at April 30, 2004    $ 8,527  $  4,676 $ 3,201     $    -    $16,404
                              ======   ======= =======     ======    =======


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

Until the closure of the Company's manufacturing operations in Denmark in the fourth quarter of fiscal 2003, the financial statements of its foreign subsidiaries were translated using the local currency as their functional currency. That is, assets and liabilities of the foreign subsidiaries were translated using the exchange rates in effect at the date of the balance sheet while the results of operations of those foreign subsidiaries were translated using the average exchange rates in effect for each year. Differences arising upon translation were then included as part of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (loss). The closure of the operations in Denmark required the reversal of the balance in the cumulative foreign currency translation account in accumulated other comprehensive income (loss) since this event represented a substantial liquidation of those operations and such amount is included in the computation of the overall loss on the transaction (see note 2). Subsequently, the Company's foreign subsidiaries act only as marketing offices which are deemed to be essentially branches of the US company and the functional currency of these offices is considered to be the US dollar. Accordingly, from the date of this change, any amounts denominated in a currency other than the US dollar are being recorded at the balance sheet rate of exchange and gains and losses arising from changes in foreign currency rates for those assets and liabilities are being reported in the income statement.

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


Goodwill and Acquired Intangible Assets

The Company adopted Statement of Financial Accounting Standards SFAS No. 142, Goodwill and Other Intangible Assets effective May 1, 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment periodically.

On April 28, 2003, the Company restructured its worldwide operations. As part of the restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. As a consequence of this action, the Company concluded that the estimated fair value of its acquired business (MCT) had no remaining value and the Company wrote-off its purchased goodwill of approximately $11.1 million (see note 2).


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

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.


Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers.

In fiscal 2004, sales to one customer accounted for approximately 22% of revenues and 37% of accounts receivable at April 30, 2004. In fiscal 2003 and fiscal 2002, no customer generated revenues of 10% or greater.


Net Earnings/(Loss) Per Share

Net Earnings/(Loss) Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings/(loss) per share is calculated by dividing net earnings/(loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings per share in 2004 was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method). During 2003 and 2002, the Company excluded the dilutive effect of stock options in the calculation of diluted net loss per share, because they were anti-dilutive. As such, the numerator and denominator used in computing basic and diluted net loss per share are equal.

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share for fiscal 2004.




 (Earnings in thousands)
                                   Year ended April 30, 2004
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 2,271     8,502,000     $  .27

Effect of dilutive securities
-stock options                       -       405,000
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 2,271     8,907,000     $  .25
                               =======     =========     ======


Diluted net earnings (loss) per common share does not include the effect of options to purchase 463,080 shares of common stock for the year ended April 30, 2004 because they are anti-dilutive.


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

                    Balance          Charges to                      Balance
                    Beginning        Costs and                        End
                    of Year          Expenses         Deductions     of Year
                    _________      _________          __________     ________
Year Ended
April 30, 2004        $  54             26               (26)         $  54


Year Ended
April 30, 2003        $  54             23               (23)         $  54


Year Ended
April 30, 2002        $  54              6               (6)          $  54

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


Stock Based Compensation

At April 30, 2004, the Company has stock-based employee and director compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to stock-based employee compensation:



                                        Years ended April 30
                                     --------------------------
                                      2004      2003     2002
                                    -------- -------- --------

Net earnings (loss), as reported  $  2,271  $(15,604) $(8,101)

Deduct:  Total stock-based
  employee compensation expense
  determined under the fair value
  method for all awards               (784)     (885)  (1,191)
                                   -------- -------- --------
Pro forma under SFAS 123          $  1,487  $(16,489) $(9,292)
                                  --------  -------- --------
Basic and diluted net earnings
  (loss) per common share:

      Basic:
      As reported                 $    .27 $   (1.84) $  (.95)
      Pro forma under SFAS 123         .17     (1.94)   (1.10)

      Diluted:
      As reported                 $    .25 $   (1.84) $  (.95)
      Pro forma under SFAS 123         .17     (1.94)   (1.10)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                  2004      2003     2002
                                                -------   -------  -------
Expected life (years)                              7.5       7.5      7.5
Expected volatility                                 57%       72%      63%
Expected dividend yield                             -         -        -
Risk-free interest rate                            3.0%      5.0%     5.0%
Weighted average fair value of options
   granted during the year                      $ 2.50    $ 2.19   $ 5.62



(2) Acquisition and Restructuring of Operations

On March 23, 2001, the Company acquired certain assets, principally including inventory, accounts receivable and equipment of Memory Card Technology A/S ("MCT"), a corporation in suspension of payments under Danish bankruptcy law. MCT designed and manufactured memory from its facility in Denmark and had sales offices in Europe, Latin America and the Pacific Rim. The Company purchased the assets from MCT for total consideration of approximately $32,006 of which approximately $28,581 was paid in cash plus the assumption of certain payables and accrued expenses, certain direct transaction cost and certain MCT employee rationalization costs all of which total approximately $3,425. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting. The Company evaluated the carrying value of both its intangible assets and goodwill as of May 1, 2001 and concluded that such assets had not been impaired. Due to the pressure on the Company's worldwide operations during fiscal 2002 caused by continued economic weakness and its associated impact on capital spending coupled with the overall decline in pricing for DRAMs and its associated impact on the Company's selling prices, the Company was required to perform another impairment analysis for both the intangible assets and the acquired goodwill. That analysis was performed in the third quarter ended January 31, 2002. The Company evaluated the carrying value of goodwill as of that date and concluded that the asset had not been impaired. The Company also evaluated the carrying value of its intangible assets (acquired customer base) and concluded that it was in fact impaired. The Company's integration activities included: narrowing its combined product offerings to certain strategic platforms; redefining its targeted customer base; and directing the efforts of its acquired sales force to sell memory products only for those identified platforms through the targeted customer base. As a result, the Company's customer base has changed and the future cash flows expected to be generated by the acquired customer base, as it existed at the date of acquisition no longer supported any carrying value for those assets. Accordingly, the Company fully amortized its intangible assets in fiscal 2002, which totaled $5.8 million.

During the fourth quarter of fiscal 2003, the Company announced a restructuring of its operations. As part of this restructuring, the Company ceased production of memory for the PC market and closed its production facility in Aarhus, Denmark. The Company has consolidated all manufacturing into its facility located in Bucks County, Pennsylvania. As a result, the Company reduced its workforce by approximately 28 percent and incurred a consolidated pretax charge of approximately $3,800 in the fourth quarter, which consists primarily of additional depreciation and amortization of fixed assets in Denmark, a provision for leasehold impairment, a write down of PC related inventory and severance payments. Additionally, the Company wrote-off its purchased goodwill of $11,144. Of these amounts, $300 has been charged to cost of sales, with the balance recorded as restructuring charges of $3,065 million and asset impairment charges of $11,535, which is net of the effect of certain foreign exchange translation gains. The Company has entered into lease termination agreements totaling approximately $1,000 and has severance obligations totaling approximately $850. The lease termination obligations were paid in the first quarter of fiscal 2004. Approximately $750 of the severance obligations was paid by the end of the first quarter of fiscal 2004 with the balance of approximately $100 paid in the second quarter of fiscal 2004.

An additional restructuring charge had been recorded in June 2002, which totaled $740 and was primarily related to severance costs. The severance payments have all been made as of April 30, 2003. Fiscal 2002 restructuring charges were $1,200, also severance related. As of April 30, 2002, the Company had paid the majority of these costs, except for approximately $50, which was paid in early fiscal 2003.

(3) Long-Term Debt

On March 31, 2001, the Company drew $10,000 against its existing credit facility to fund a portion of the purchase price of the MCT acquisition. On April 16, 2001, the Company entered into a new $10,000 term note ("term note") and a $15,000 revolving credit line ("credit line") with a commercial bank (together, referred to as the "credit facility"), which expires on April 16, 2004. The credit facility contains financial covenants as defined in the agreement for which the Company was in compliance with at April 30, 2002. The proceeds from the term note were used to repay the existing obligation under the original credit facility. The term note was due in twenty quarterly installments of $500 until March 31, 2006. The term note bore interest, which was payable monthly in arrears, at the LIBOR rate for 90 day maturities plus 1.9% computed on the basis of a 360 day year for the actual number of days elapsed. In January 2002, the Company amended and restated its credit facility. In doing so, the Company repaid the term note in its entirety. As of April 30, 2002, there was $3,800 outstanding on the revolving credit line that was paid in fiscal 2003. On April 4, 2003, the Company terminated this credit facility.

(4) Income Taxes

Income tax expense(benefit)for the years ended April 30 consists of the following:

(In thousands)                 2004         2003         2002
                               _____        _____        _____
Current:
     Federal                 $    47      $(3,307)     $   870
     Foreign                       -           37          103
     State                       205            1          113
                               _____        _____        _____

                                 252       (3,269)       1,086
                               _____        _____        _____
Deferred:
     Federal                       -       (1,247)          (8)
     Foreign                       -            -          134
     State                         -          (47)          (1)
                               _____        _____        _____
                                   -       (1,294)         125
                               _____        _____        _____
Total income tax expense     $   252      $(4,563)     $ 1,211
                               =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2004         2003         2002
                               _____        _____        _____

Computed "expected" tax
  expense(benefit)           $   883      $(7,058)     $(2,411)
State income taxes(net
  of Federal income tax
  benefit)                       150          (30)          74
Difference in federal
 graduated rates                   -          202          (21)
Difference in foreign
 income tax                        -            -          451
Foreign taxes                      -           37          103
Foreign permanent differences      -            -          598
Change in valuation
 allowances                        -        2,504        2,400
Utilization of net operating
 Losses                       (1,191)           -            -
Alternative minimum tax          232            -            -
Other                            178         (218)          17
                               _____        _____        _____

                             $   252      $(4,563)     $ 1,211
                               =====        =====        =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


(In thousands)                              2004         2003
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                                $  94       $   98
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         119          119
  Property and equipment, principally
   due to differences in depreciation        142          303
  Inventory, principally due to
   reserve for obsolescence                  143          131
  Domestic net operating losses            4,944        6,135
  Alternative minimum tax                    217            -
                                            ____         ____
  Total gross deferred tax assets          5,659        6,786
                                            ____         ____
  Less valuation allowance                (3,777)      (4,904)


  Net deferred tax asset                   1,882        1,882

Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Other                                     (496)        (496)
                                            ____         ____
  Total gross deferred tax liabilities    (1,159)      (1,159)
                                            ____         ____
  Net deferred tax assets (liabilities)    $ 723        $ 723
                                            ====         ====


At April 30, 2004 a valuation allowance of $3,777 has been provided for on the deferred tax assets since management believes that it is more likely than not that such assets will not be realized through the reversal of existing deferred tax assets, future taxable income, or certain tax planning strategies. The Company has U.S. net operating loss carry forwards of approximately $14,400, which can be used to offset income through 2023.

(5) Stock Option Plans

The Company has an 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. The holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2004, 960,350 of the outstanding options are exercisable.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. The holder of the option may purchase 25% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 25% of such shares on or after each of the three succeeding anniversary dates. At April 30, 2004, 87,875 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30, 2004, is as follows:
                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________

Balance April 30, 2001       1,541,450      $ 1.708-24.250     $     5.626
   Granted                     192,900        6.610-10.000           8.316
   Exercised                   (38,300)       1.708- 6.000           4.458
   Cancelled                  (253,000)       1.708- 6.000          12.652
                             _________        ____________     ____________

Balance April 30, 2002       1,443,050        1.708-24.250           4.785
   Granted                     156,800        2.990- 3.830           3.017
   Exercised                  (156,000)       1.708- 2.375           2.349
   Cancelled                  (108,500)       2.990-24.250           7.440
                             _________        ____________      ___________

Balance April 30, 2003       1,335,350        1.708-24.250           4.646
   Granted                     130,000               4.090           4.090
   Exercised                   (29,300)       2.990- 3.604           3.573
   Cancelled                   (69,850)       2.990-24.250           7.641
                             _________        ____________      ___________

Balance April 30, 2004       1,366,200      $ 1.708-24.250      $    4.463
                             =========        ============      ===========

The Company also granted non-qualified options to acquire 150,000 shares of common stock to certain employees in connection with the acquisition of certain assets of MCT. These options are exercisable at a price of $9.875 per share, which represents the fair value at the date of grant and expire ten years after the date of grant. Of each option, 20% are exercisable on or after the first anniversary of the date of the grant and an additional 20% on or after each of the four succeeding anniversary dates. During fiscal year 2003, 50,000 of these shares were cancelled. At April 30, 2004, 60,000 of the outstanding options are exercisable.

The Company also periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2004, 80,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2004, is as follows:


                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________
Balance April 30, 2001        225,000       $ 2.313-2.813        $      2.763
   Granted                     40,000            7.980                  7.980
   Exercised                  (60,250)        2.313-2.813               2.626
   Cancelled                        -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2002        204,750         2.313-7.980               3.822
   Granted                     40,000            2.990                  2.990
   Exercised                  (10,000)           2.813                  2.813
   Cancelled                 (154,750)           2.813                  2.813
                             ________        ____________        ____________

Balance April 30, 2003         80,000         2.990-7.980               5.485
   Granted                     40,000            4.090                  4.090
   Exercised                        -                   -                   -
   Cancelled                        -                   -                   -
                              ________        ____________
____________

Balance April 30, 2004        120,000       $ 2.990-7.980        $      5.020
                             ========        ============        ============


The following table summarizes information about stock options outstanding at April 30, 2004:

          Options outstanding            Options exercisable
___________________________________   ____________________________

                 Number     Weighted               Number
                   out-      average    Weighted   exercis-  Weighted
Range of       standing    remaining     average    able at   average
exercise       at April  contractual    exercise  April 30,  exercise
price          30, 2004         life       price      2004      price
____________   _________   _________   ________  _________  ________
$1.708- 2.813    699,000        3.13   $   2.64    699,000  $   2.64
 2.990- 3.604    321,000        6.11       3.26    230,775      3.37
 4.090- 7.980    382,700        8.08       5.87    149,450      7.06
 9.875-11.380    135,500        6.84      10.21     80,200     10.22
    24.250        48,000        6.25      24.25     28,800     24.25
____________   _________   __________   _______   _________  _______
$1.708-24.250  1,586,200        5.34   $   4.85  1,188,225  $   4.37
============   =========   ==========   =======   =========  =======

(6) Accrued Liabilities

Accrued liabilities consist of the following at April 30:


                                          2004      2003
                                      --------  --------
Royalty (See note 7)                 $     755  $     36
Payroll, including vacation                344       427
Commissions                                125        67
Taxes                                      136         -
Leasehold termination provision              -     1,000
Severance                                    -       850
Other restructuring costs                    -       261
Other                                      286       337
                                      --------  --------
                                      $  1,646  $  2,978
                                      ========  ========



(7) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rent charged to operations pursuant to such operating leases amounted to approximately $692 in 2004, $1,552 in 2003 and $1,375 in 2002.


Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2004 are as follows:


                              Operating
Year ending April 30:          Leases
                              -------
2005                         $    531
2006                              463
2007                               48
2008 and thereafter                 0
                              -------
Total minimum lease payments $  1,042
                              =======

At April 30, 2004, the Company had open purchase orders outstanding totaling $6,217 primarily for inventory items to be delivered in the first quarter of fiscal 2005. These purchase orders are cancelable.


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


(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $273, $258 and $210 in 2004, 2003 and 2002, respectively.

(9) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues and total assets for 2004, 2003 and 2002 by geographic region is as follows:


                          United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2004
  Revenues             $  43,780 $ 10,994   $ 7,210     $  61,984
  Total assets         $  20,963 $    949   $     0     $  21,912
  Long lived assets    $   2,811 $     47   $     0     $   2,858

April 30, 2003
  Revenues             $  29,495 $ 13,180   $10,854     $  53,529
  Total assets         $  15,398 $  4,809   $     0     $  20,207
  Long lived assets    $   4,473 $     91   $     0     $   4,564

April 30, 2002
  Revenues             $  39,296 $ 27,131   $14,763     $  81,190
  Total assets         $  14,671 $ 25,658   $ 2,233     $  42,562
  Long lived assets    $   5,103 $ 15,071   $   180     $  20,354



(10) Quarterly Financial Data (Unaudited)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2004                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $12,267      $12,638      $17,131    $19,948
Gross profit                     3,449        3,006        4,208      5,010
Net earnings(loss)                 171         (162)         732      1,530
Net earnings (loss)per diluted
Common and common equivalent       .02         (.02)         .08        .17
share

                                               Quarter Ended
                               ____________________________________________
Fiscal 2003                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $14,281      $13,970      $12,758    $12,520
Gross profit                     3,541        4,200        3,472      2,786
Net earnings(loss)              (1,823)        (253)        (793)   (12,735)
Net earnings (loss)per diluted
Common and common equivalent      (.21)        (.03)        (.09)     (1.50)
share


Earnings per share is calculated independently for each quarter and therefore may not equal the total for the year.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," for all business combinations consummated after June 30, 2001 and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" effective May 1, 2001.


KPMG LLP


Short Hills, New Jersey
June 3, 2004





Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,        2004       2003       2002       2001       2000
______________________       ____       ____       ____       ____       ____

Revenues                $  61,984   $ 53,529   $ 81,190  $ 130,577   $109,152
Net earnings (loss)         2,271    (15,604)    (8,101)     8,595      7,846
Basic earnings (loss)
  per share                   .27      (1.84)      (.95)      1.01        .99
Diluted earnings (loss)
  per share                   .25      (1.84)      (.95)       .88        .81
Current assets             19,004     15,619     21,800     34,690     35,127
Total assets               21,912     20,207     42,562     65,281     40,151
Current liabilities         5,508      6,186      8,287     14,157     12,416
Long-term debt                  -          -      3,800     10,000          -
Total stockholders'
equity                     16,404     14,021     29,828     38,043     26,894
Cash dividends                  -          -          -          -          -

Earnings per share data has been adjusted to reflect the three-for-two stock split for shareholders of record on November 24, 1999.

DIRECTORS AND CORPORATE OFFICERS

Directors


Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer
of Dataram Corporation

Richard Holzman*
Private Investor

Thomas A. Majewski*
Principal, Walden Inc.

Bernard L. Riley*
Private Investor

Roger C. Cady*
Principal, Arcadia Associates

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


Transfer Agent and Registrar

Wachovia Bank
Customer Information Center
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC  28288


Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.


Annual Meeting

The annual meeting of shareholders
will be held on Tuesday, September 14,
2004, at 2:00 p.m. at Dataram's
corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550


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