Form 10-K, Exhibit 13
period 2005-04-30
DATARAM CORP
filed 2005-07-28
CIK 27093

[DATARAM LOGO]



                           DATARAM CORPORATION



                           2005 ANNUAL REPORT







Table of Contents

1  Chairman's Letter

2  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations

6  Financial Review

20 Selected Financial Data









[PICTURE OF ROBERT TARANTINO]

Chairman's Letter


To Our Shareholders

It is my pleasure to report on our fiscal 2005 performance and our outlook for the future.

Fiscal 2005 was a year of continued earnings growth for the Company. As a leading independent provider of advanced memory to OEMs, compatible memory for network servers and memory for supercomputers, our strategy is to focus on specialized and high capacity memory and not to try and compete in the ultra price sensitive commodity sector of the market. The benefits of this are reflected in our operating results. For fiscal 2005, we achieved:

Revenue growth of 6% to $65.7 million.

Operating earnings growth of 63% to $3.9 million.

Cash flow generated from operating activities of $3.7 million.

Open market stock repurchases totaling $1.5 million.

Working capital growth of 44% to $19.5 million. A current ratio of 5.9 to 1, with cash and equivalents increasing by 37% to $9.3 million.

The outlook for further performance improvements in fiscal 2006 is positive. Servers are at the center of corporate networks and the Internet, and our products enhance server performance. The activities of Internet users, service providers and large corporations are placing increasing demands on information technology infrastructure. Today's network expansion supports rapid growth in data and file transmission, multimedia content and broadband communications. As a consequence, users will need more servers with more memory in them.

Year-over year, our selling, general and administrative costs declined by approximately $1.3 million, or 11%. Additionally, as part of our normal operational reviews, we implemented a limited staff reduction in the fourth quarter, which is expected to reduce our expenses in fiscal 2006 by approximately $1.0 million. This action will further increase our already considerable operating leverage. We believe that our present infrastructure is more than sufficient to support continued profitable growth. In the last two years, we have achieved meaningful year over year performance improvements and expect the trend to continue.

Our Board of Directors' goal has always been to build shareholder value. We have in the past, had significant stock repurchase programs and in this year's fourth quarter the Company repurchased $1.5 million worth of stock. After reviewing our cash management options, the Board of Directors also decided to initiate a quarterly cash dividend of $0.05 per share, which was announced on May 31, 2005. It is the intention of the Board that this be the first in a series of regular quarterly dividends. We believe this decision is an important step to building long-term value for our shareholders.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.

In closing, we must mention an event which deeply saddened everyone connected with the Company, the passing on December 5, 2004 of Richard Holzman. Dick contributed over 27 years of service to the Company as a valued member of the Board of Directors. He also served as a member of the Board's Audit Committee, Compensation and Stock Option Committee and Nominating Committee. He always graciously gave his wise counsel and guidance to Dataram's executives. Above all, he exhibited a great deal of integrity in everything he did. Although Dick will never be forgotten, the greatest gift we can bestow upon his memory is to continue to sustain the vibrancy of our organization for the benefit of shareholders. We are committed to this goal.

July 22, 2005

Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer


                                   Page 1






Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM, Silicon Graphics and Sun Microsystems. The Company also manufactures a line of memory products for Intel motherboard based servers for sale to OEMs and channel assemblers.

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

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2005       2004      2003
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           75.8       74.7      73.9
                                       _____      _____     _____

Gross profit                            24.2       25.3      26.1

Engineering and development              2.0        2.1       2.9

Selling, general and administrative     16.2       19.3      32.1

Restructuring charges                      -          -       7.1

Asset impairment charge                    -          -      21.5
                                       _____      _____     _____

Earnings (loss) from operations          6.0        3.9     (37.5)

Other income (expense), net              0.3        0.2      (0.2)
                                       _____      _____     _____

Earnings (loss) before income
tax expense (benefit)                    6.3        4.1     (37.7)

Income tax expense (benefit)            (3.9)       0.4      (8.5)
                                       _____      _____     _____

Net earnings (loss)                     10.2        3.7     (29.2)
                                       =====      =====     =====


Fiscal 2005 Compared With Fiscal 2004


Revenues for fiscal 2005 were $65.7 million compared to $62.0 million in fiscal 2004. The growth in revenue came primarily from sales to OEMs, which accounted for approximately 50% of revenue in fiscal 2005, compared to approximately 36% in fiscal 2004. Revenues from the sale of memory for the compatibles market declined by approximately 18% in fiscal 2005 from fiscal 2004. This reduction is primarily attributable to reduced sales volume of the Company's products for Intel motherboard based servers sold to channel assemblers. This market has become extremely price sensitive and the Company has chosen not to compete for certain customers' business in this market.
Overall volume as measured by gigabytes shipped increased by approximately 8% in fiscal 2005 from fiscal 2004. Average selling price per gigabyte declined by approximately 2% in fiscal 2005 compared to the prior year. Revenues for the fiscal years ended April 30, 2005 and 2004 by geographic region were:


                                          Year ended          Year ended
                                        April 30, 2005      April 30, 2004
                                       ________________   ________________
United States                          $   50,210,000     $     43,780,000
Europe                                      8,716,000           10,994,000
Other(principally Asia Pacific Region)      6,758,000            7,210,000
                                       ________________   ________________
Consolidated                           $   65,684,000     $     61,984,000
                                       ================   ================


Cost of sales was $49.8 million in fiscal 2005 or 75.8 percent of revenue compared to $46.3 million or 74.7 percent of revenue in fiscal 2004. Fiscal 2005 cost of sales included royalty expense of approximately $469,000, or 0.7% of revenue compared to $1,058,000, or 1.7% of revenue in fiscal 2004. The 2004 royalty expense level was attributable to an agreement entered into with a company that allowed the Company to use their patented technology through the date of the agreement. The Company ceased manufacturing products using this technology in fiscal 2004. Management expects that cost of sales as a percentage of revenue will generally be approximately 75%, which is in line with its historical norm. Fluctuations either up or down of 3% or less in any given period are not unusual and can result from many factors, some of which are a rapid change in the price of DRAMs, a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering and development costs amounted to $1.3 million in both fiscal 2005 and fiscal 2004. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $10.7 million in fiscal 2005 versus $12.0 million in fiscal 2004. This reduction in expense is primarily the result of reduced salary and employee related costs due to reduced workforce. Additionally, approximately $560,000 of the expense reduction was from reduced levels of depreciation and amortization expenses as certain assets were fully depreciated in the prior year. The balance of expense reduction was primarily the result of reduced salary and employee related costs due to a lower workforce level.

Other income (expense), net for fiscal year 2005 totaled $202,000 versus $119,000 in fiscal 2004. Fiscal 2005 other income consisted primarily of $94,000 of net interest income, $33,000 of foreign currency transaction gains and $75,000 of gains on sale of certain assets. Fiscal 2004 other income consisted primarily of $6,000 of net interest income, $47,000 of foreign currency transaction gains and $66,000 of gains on sale of certain assets.

Income tax expense (benefit) for fiscal 2005 was ($2.6 million) versus $252,000 in fiscal 2004. After six successive quarters of profitability and review of its future operating plans, management concluded in April, 2005, that it is more likely than not that the Company will utilize all of its
                                   Page 2



net operating loss ("NOL") carry forwards. As a result, fiscal 2005 income tax benefit includes a reversal of the valuation allowance, totaling approximately $2.6 million, that the Company had previously placed on its NOL carry forwards. Fiscal 2004 expense represents a provision for state income tax expense only as the Company utilized a portion of its NOL carry forwards to offset any federal tax due and therefore recorded no federal income tax expense. As of April 30, 2005, the Company has a NOL carry forward of approximately $10.8 million which can be used to offset future taxable income.

Fiscal 2004 Compared With Fiscal 2003

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

Cost of sales was $46.3 million in fiscal 2004 or 74.7 percent of revenue compared to $39.5 million or 73.9 percent of revenue in fiscal 2003. Fiscal 2004 cost of sales included royalty expense of approximately $1,058,000, or 1.7% of revenue compared to $464,000, or 0.8% of revenue in fiscal 2003. The 2004 increase is attributable to an agreement entered into with a company that allowed the Company to use their patented technology through the date of the agreement.

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

Income tax expense (benefit) for fiscal 2004 was $252,000 versus ($4.6 million) in fiscal 2003. Fiscal 2004 expense represents a provision for state income tax expense only as the Company utilized a portion of its federal NOL carry forwards to offset any federal tax due and therefore recorded no federal income tax expense.

Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2005 amounted to $19.5 million, including cash and cash equivalents of $9.3 million, compared to working capital of $13.5 million, including cash and cash equivalents of $6.8 million in fiscal 2004. Current assets at year end were 5.9 times current liabilities compared to 3.5 at the end of fiscal 2004.

Inventories at the end of fiscal 2005 were $2.4 million compared to fiscal 2004 year end inventories of $2.5 million. Inventory levels for both years are within a normal range relative to the Company's revenue levels.

The Company generated $3.7 million of cash flows from operating activities primarily as a result of net earnings of $6.7 million reduced by the non-cash deferred tax benefit of $3.2 million. Cash used in investing activities totaled $303,000 and consisted primarily of capital expenditures. Cash used in financing activities totaled $938,000 and consisted primarily of common stock repurchases reduced by proceeds from stock option exercises of $567,000.

Capital expenditures were $316,000 in fiscal 2005 compared to $160,000 in fiscal 2004. Capital expenditures in both fiscal years were unusually low. Fiscal 2006 capital expenditures are expected to be between $500,000 and $600,000. At the end of fiscal 2005, contractual commitments for capital purchases were zero.

On June 15, 1999 the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. On December 4, 2002, the Company announced a second plan providing for the repurchase of up to an additional 500,000 shares. As of April 30, 2005, the total number of shares authorized for purchase under the program is 223,646 shares. The Company repurchased 311,504 shares of its common stock in fiscal 2005 at a total price of approximately $1.5 million.

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5 million revolving credit line. Advances under the facility are limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a commitment fee equal to 1/4 of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2.5 million per year from $1.0 million per year without prior waiver. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2005. The agreement expires on June 21, 2006. The Company intends to renew the agreement prior to the expiration date.

                                   Page 3



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

On July 29, 2002, the Company entered into an agreement to sell its undeveloped land for a price of $3.0 million. The agreement was amended on October 20, 2004. The amendment extended the term of the agreement to September 29, 2005. The agreement, as amended, provides for closing to occur no later than September 29, 2005. Additionally, the agreement is subject to certain contingencies and as such may be terminated prior to closing. The land is carried at cost on the Company's balance sheet at a value of $875,000 and is shown as an asset held for sale. The resulting gain on the sale will be recorded upon consummation of the transaction and when all contingencies have been satisfied.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2005 are as follows:


                                        Operating leases
Year ending April 30:                   ________________
2006                                 $      465,000
2007                                         48,000
2008 and thereafter                               0
                                        ________________
                                     $      513,000
                                        ================

At April 30, 2005, the Company had open purchase orders outstanding totaling $3.7 million, primarily for inventory items to be delivered in the first quarter of fiscal 2006. These purchase orders are cancelable.


Inflation has not had a significant impact on the Company's revenue and operations.


New Accounting Pronouncements

In December, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R supersedes APB No. 25 and requires that such transactions be accounted for using a fair-value based method. SFAS 123R requires companies to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The Company is required to implement the proposed standard no later than May 1, 2006. The Company is currently evaluating option valuation methodologies and assumptions related to its stock compensation plans.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS 151, amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for the Company beginning May 1, 2006. The Company does not believe that this statement will have a material effect on the Company's consolidated financial statements.

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

Revenue Recognition- Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.


Income Taxes-The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At April 30, 2005, the Company considered certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under
                                   Page 4



SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

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


Quantitative and Qualitative Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks. The average principal sum invested was approximately $7.7 million and the weighted average effective interest rate for these investments was approximately 1.5%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

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


                          2005                   2004
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $10.39      $ 6.40      $ 3.98     $ 2.42
Second Quarter       7.63        5.42        4.79       3.41
Third Quarter        7.10        5.27        7.12       3.75
Fourth Quarter       6.34        3.91        9.34       4.96


At April 30, 2005 there were approximately 7,000 shareholders.

On May 31, 2005 the Board of Directors approved a $0.05 per share quarterly dividend payable on June 29, 2005 to shareholders of record as of June 15, 2005. The Directors' intention is that this dividend is the first in a series of regular $0.05 per share quarterly dividends.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2005 and 2004
         (In thousands, except share and per share amounts)




                                               2005       2004
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $ 9,281    $ 6,806
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $325 in 2005 and $320 in 2004           8,397      8,846
  Inventories:
    Raw materials                              1,136      1,302
    Work in process                               77        102
    Finished goods                             1,156      1,133
                                              ______     ______
                                               2,369      2,537
  Deferred income taxes                        3,258        723
  Other current assets                           130         92
                                              ______     ______
               Total current assets           23,435     19,004


Deferred income taxes                            630          -

Property and equipment:
  Land (held for sale)                           875        875
  Machinery and equipment                     12,205     11,934
                                              ______     ______
                                              13,080     12,809
  Less accumulated depreciation
  and amortization                            11,052      9,951
                                              ______     ______
               Net property and equipment      2,028      2,858


Other assets                                      54         50
                                              ______     ______
                                             $26,147    $21,912
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                             2,528      3,862
  Accrued liabilities                          1,438      1,646
                                              ______     ______
               Total current liabilities       3,966      5,508


  Stockholders' equity:
    Common stock, par value $1.00 per share.
      Authorized 54,000,000 shares; issued
      and outstanding 8,361,500 in 2005
      and 8,526,519 in 2004                    8,361      8,527
    Additional paid-in capital                 4,566      4,676
    Retained earnings                          9,254      3,201
                                              ______     ______
               Total stockholders' equity     22,181     16,404

                                              ______     ______
  Commitments and contingencies

                                             $26,147    $21,912
                                              ======     ======

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 2005, 2004 and 2003
             (In thousands, except per share amounts)



                                         2005     2004     2003
                                       _______  _______  _______

Revenues                              $ 65,684 $ 61,984 $ 53,529

Costs and expenses:
  Cost of sales                         49,816   46,311   39,529
  Engineering and development            1,300    1,284    1,539
  Selling, general and administrative   10,653   11,985   17,204
  Restructuring charges                      -        -    3,805
  Asset impairment charge                    -        -   11,535
                                       _______  _______  _______
                                        61,769   59,580   73,612
                                       _______  _______  _______
Earnings (loss) from operations          3,915    2,404  (20,083)

Other income (expense):
  Interest income                          115       23       34
  Interest expense                         (21)     (17)    (118)
  Currency gain                             33       47        -
  Other income                              75       66        -
                                       _______  _______  _______
                                           202      119      (84)
                                       _______  _______  _______

Earnings(loss)before income tax
  expense (benefit)                      4,117    2,523  (20,167)

Income tax expense (benefit)            (2,598)     252   (4,563)
                                       _______  _______  _______
Net earnings (loss)                   $  6,715 $  2,271 $(15,604)
                                       =======  =======  =======
Net earnings(loss) per common share:
  Basic                                $  0.78  $  0.27  $ (1.84)


  Diluted                              $  0.74  $  0.25  $ (1.84)
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2005, 2004 and 2003
                          (In thousands)

                                         2005     2004     2003
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings (loss)                 $  6,715 $  2,271 $(15,604)
Adjustments to reconcile net earnings
   (loss)to net cash provided by
    operating activities:
     Asset impairment charge                 -        -   11,535
     Non-cash restructuring charges          -        -    1,003
     Depreciation and amortization       1,133    1,847    3,925
     Bad debt expense                       38        7      152
     Deferred income tax
      benefit                           (3,165)       -   (1,294)
     Changes in assets and liabilities:
        Decrease (increase) in trade
        and other receivables              411   (2,561)   5,033
        Decrease in inventories            168      318    2,580
        Decrease (increase) in income
        tax receivable                       -    3,138   (2,438)
       (Increase) decrease in
        other current assets               (38)      19      345
       (Increase) decrease in
        other assets                        (4)     (26)     384
        Increase (decrease) in
        accounts payable                (1,334)     654   (3,490)
        Increase (decrease) in
        accrued liabilities               (208)  (1,332)   1,290
                                         _____    _____    _____
  Net cash provided by
   operating activities                  3,716    4,335    3,421
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment                             (316)    (160)    (673)
    Proceeds from sale of property and
    equipment                               13       19        -
                                         _____    _____    _____
Net cash used in investing activities     (303)    (141)    (673)
                                         _____    _____    _____

Cash flows from financing activities:
  Repayments under revolving
   line of credit                            -        -   (3,800)
  Purchase and subsequent cancellation
   of shares of common stock            (1,505)       -     (524)
  Proceeds from sale of common shares
   under stock option plan (including
   tax benefits)                           567      112      420
                                         _____    _____    _____
  Net cash provided by (used in)
   financing activities                   (938)     112   (3,904)
                                         _____    _____    _____
Net increase (decrease) in cash and
 cash equivalents                        2,475    4,306   (1,156)
Cash and cash equivalents at
 beginning of year                       6,806    2,500    3,656
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $  9,281  $ 6,806  $ 2,500
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $     18  $    16  $   125
    Income taxes                      $    476  $     2  $    92
                                         =====    =====    =====

See accompanying notes to consolidated financial statements.

                    DATARAM CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Income(loss)
                 Years ended April 30, 2005, 2004 and 2003
                    (In thousands, except share amounts)

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

Balance at April 30, 2002    $ 8,494  $ 4,405  $ 16,830   $     99  $ 29,828

  Issuance of 166,200 shares
   under stock option plans,
   including income tax
   benefit of $25                166      254         -          -       420
  Purchase and subsequent
   cancellation of
   162,600 shares               (163)     (65)     (296)         -      (524)

  Comprehensive Income:
  Foreign exchange translation
    adjustment, net of tax         -        -         -        (99)      (99)
  Net loss                         -        -   (15,604)         -   (15,604)
                                                                     _______

  Total comprehensive loss                                           (15,703)
                              ______  _______   _______    _______   _______
Balance at April 30, 2003    $ 8,497  $ 4,594   $   930    $     -   $14,021


Issuance of 29,300 shares
   under stock option plans,
   including income tax
   benefit of $7                  30       82         -          -       112

  Net Income                       -       -      2,271          -     2,271

                              ______  _______   _______    _______   _______
Balance at April 30, 2004    $ 8,527  $ 4,676   $ 3,201     $    -   $16,404



  Issuance of 146,485 shares
   under stock option plans,
   including income tax
   benefit of $122               146      421         -          -       567
  Purchase and subsequent
   cancellation of
   311,504 shares               (312)    (531)     (662)         -    (1,505)


  Net Income                       -        -     6,715          -     6,715

                              ______  _______   _______    _______   _______
Balance at April 30, 2005    $ 8,361  $ 4,566   $ 9,254     $    -   $22,181
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

Until the closure of the Company's manufacturing operations in Denmark in the fourth quarter of fiscal 2003, the financial statements of its foreign subsidiaries were translated using the local currency as their functional currency. That is, assets and liabilities of the foreign subsidiaries were translated using the exchange rates in effect at the date of the balance sheet while the results of operations of those foreign subsidiaries were translated using the average exchange rates in effect for each year. Differences arising upon translation were then included as part of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (loss). The closure of the operations in Denmark required the reversal of the balance in the cumulative foreign currency translation account in accumulated other comprehensive income (loss) since this event represented a substantial liquidation of those operations and such amount is included in the computation of the overall loss on the transaction (see note 2). Subsequently, the Company's foreign subsidiaries' act only as sales offices which are deemed to be essentially branches of the US company and the functional currency of these sales offices is considered to be the US dollar. Accordingly, from the date of this change, any amounts denominated in a currency other than the US dollar are being recorded at the balance sheet rate of exchange and gains and losses arising from changes in foreign currency rates for those assets and liabilities are being reported in the consolidated statements of operations.

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


Goodwill and Acquired Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment periodically.

On April 28, 2003, the Company restructured its worldwide operations. As part of the restructuring, the Company closed its production facility in Aarhus, Denmark. As a consequence of this action, the Company concluded that the estimated fair value of its acquired business had no remaining value and the Company wrote-off its purchased goodwill of approximately $11.1 million (see note 2).


Long-Lived Assets

Long-lived assets consist of property, plant and equipment. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No.144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

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

Revenue Recognition

Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists".

Product Development and Related Engineering

The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to the development of new or improved products as well as ongoing support for existing products.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

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

In fiscal 2005, sales to one customer accounted for approximately 33% of revenues and 32% of accounts receivable at April 30, 2005. In fiscal 2004, sales to one customer accounted for approximately 22% of revenues. In fiscal 2003 no customer generated revenues of 10% or greater.

Net Earnings/(Loss) Per Share

Net Earnings/(Loss) Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings/(loss) per share is calculated by dividing net earnings/(loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings per share in fiscal 2005 and 2004 was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method). During fiscal 2003, the Company excluded the dilutive effect of options to purchase 1,515,350 shares of common stock in the calculation of diluted net loss per share because they were anti-dilutive. As such, the numerator and denominator used in computing basic and diluted net loss per share were equal.

The following presents a reconciliation of the numerator and denominator used in computing Basic and Diluted net earnings per share for fiscal 2005 and 2004.

                                   Year ended April 30, 2005
                               Earnings      Shares      Per share
                              (numerator) (denominator)   amount
                               _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                     $ 6,715     8,571,000     $  .78

Effect of dilutive securities
-stock options                        -       541,000
                                _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                   $ 6,715     9,112,000     $  .74
                                =======     =========     ======


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
                                =======     =========     ======

Diluted net earnings (loss) per common share does not include the effect of options to purchase 443,700 shares of common stock for the year ended April 30, 2005 because they are anti-dilutive.

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

                    Balance        Charges to                   Balance
                    Beginning      Costs and                      End
                      of Year      Expenses       Deductions    of Year
                    _________      _________      __________    ________
Year Ended
April 30, 2005      $  54              9              (9)        $  54


Year Ended
April 30, 2004      $  54             26             (26)        $  54


Year Ended
April 30, 2003      $  54             23             (23)        $  54


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


Stock Based Compensation

At April 30, 2005, the Company has stock-based employee and director compensation plans, which are described more fully in Note 5. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost is reflected in net income for stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to stock-based employee compensation:



                                         Years ended April 30
                                      --------------------------
                                        2005     2004     2003
                                      -------- -------- --------

Net earnings (loss), as reported     $  6,715  $ 2,271  $(15,604)

Deduct:  Total stock-based
  employee compensation expense
  determined under the fair value
  method for all awards, net of tax       (97)    (784)     (885)
                                      -------- -------- --------
Pro forma net earnings (loss)         $ 6,618  $  1,487 $(16,489)
                                      -------- -------- --------
Basic and diluted net earnings
  (loss) per common share:

      Basic:
      As reported                    $    .78  $    .27  $ (1.84)
      Pro forma under SFAS 123            .77       .17    (1.94)

      Diluted:
      As reported                    $    .74  $    .25  $ (1.84)
      Pro forma under SFAS 123            .73       .17    (1.94)


The 2005 expense includes a pro forma tax benefit from the reversal of the valuation allowance on certain pro forma net operating losses from previous years.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                  2005      2004     2003
                                                -------   -------  -------
Expected life (years)                              7.5       7.5      7.5
Expected volatility                                 52%       57%      72%
Expected dividend yield                              -         -        -
Risk-free interest rate                            3.0%      3.0%     5.0%
Weighted average fair value of options
   granted during the year                      $ 3.22    $ 2.50   $ 2.19


(2) Restructuring of Operations

During the fourth quarter of fiscal 2003, the Company announced a restructuring of its operations. As part of this restructuring, the Company closed its production facility in Aarhus, Denmark, which was acquired as part of an acquisition of a business in 2001. The Company consolidated all manufacturing into its facility located in Bucks County, Pennsylvania. As a result, the Company reduced its workforce by approximately 28 percent and incurred a consolidated pretax charge of approximately $3,800 in the fourth quarter of fiscal 2003, which consisted primarily of additional depreciation and amortization of fixed assets in Denmark, a provision for leasehold impairment, a write down of inventory and severance payments. Additionally, the Company wrote-off its purchased goodwill from the 2001 acquisition of $11,144. Of these amounts, $300 was charged to cost of sales, with the balance recorded as restructuring charges of $3,065 million and asset impairment charges of $11,535, which is net of the effect of certain foreign exchange translation gains. Additional restructuring charges, primarily related to severance costs, of $740 were recorded in June, 2002 and were paid in fiscal 2003. The Company entered into lease termination agreements totaling approximately $1,000 and had severance obligations totaling approximately $850. The lease termination and severance obligations were paid in fiscal 2004.

(3) Long-Term Debt

On June 21, 2004, the Company entered into a two year credit facility with a bank, which provides for up to a $5,000 revolving credit line. Advances under the facility are limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a commitment fee equal to 1/4 of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement which the Company was in compliance with at April 30, 2005. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2,500 per year from $1,000 per year without prior waiver. During fiscal 2005, there were no borrowings under the credit facility. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2005.

(4) Income Taxes

Income tax expense(benefit)for the years ended April 30 consists of the following:

                                          2005         2004         2003
                                         _____        _____        _____
Current:
     Federal                           $    82      $    47     $ (3,307)
     Foreign                                 -            -           37
     State                                 169          205            1
                                         _____        _____        _____

                                           251          252        (3,269)
                                         _____        _____        _____
Deferred:
     Federal                            (2,849)           -       (1,247)
     Foreign                                 -            -            -
     State                                   -            -          (47)
                                         _____        _____        _____
                                        (2,849)           -       (1,294)
                                         _____        _____        _____
Total income tax expense (benefit)     $(2,598)     $   252      $(4,563)
                                         =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2005         2004         2003
                               _____        _____        _____

Computed "expected" tax
  expense(benefit)           $  1,441      $   883      $(7,058)
State income taxes(net
  of Federal income tax
  benefit)                        112          150          (30)
Difference in federal
 graduated rates                  (41)           -          202
Foreign taxes                       -            -           37
Change in valuation
 allowance                     (2,569)          -         2,504
Utilization of net operating
 Losses                        (1,217)      (1,191)           -
Alternative minimum tax             -          232            -
Other                            (324)         178         (218)
                                _____        _____        _____

                             $(2,598)      $  252       $(4,563)
                               =====        =====         =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                            2005         2004
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                              $   155       $   94
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         120          119
  Property and equipment, principally
   due to differences in depreciation         61          142
  Inventory                                  200          143
  Foreign tax credit                          53           -
  Domestic net operating losses            3,689        4,944
  Alternative minimum tax                    273          217
                                            ____         ____
  Total gross deferred tax assets          4,551        5,659
                                           _____        _____
  Less valuation allowance                     -       (3,777)
                                           _____        _____


  Net deferred tax asset                   4,551        1,882
                                           _____        _____
Deferred tax liabilities:
  Investment in wholly-owned subsidiary,
   principally due to unremitted
   earnings of DISC                         (663)        (663)
  Other                                       -          (496)
                                            ____         ____
  Total gross deferred tax liabilities      (663)      (1,159)
                                            ____         ____
  Net deferred tax assets                $ 3,888        $ 723
                                            ====         ====


During fiscal 2005, the Company recognized deferred tax assets since management now believes that it is more likely than not that such assets will be realized through future taxable income or certain tax planning strategies. The Company has U.S. net operating loss carry forwards of approximately $10,849, which can be used to offset income through 2023.

(5) Stock Option Plans

The Company has a 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allowed granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. Under option agreements granted under the plan, the holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2005, 806,410 of the outstanding options are exercisable. No further options may be granted under this plan.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to four years. At April 30, 2005, 165,225 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30,
2005, is as follows:
                                         Options Outstanding
                          ________________________________________________
                                         Exercise price   Weighted average
                               Shares     per share       exercise price
                            _________    ______________   ________________

Balance April 30, 2002      1,443,050      $ 1.708-24.250     $     4.785
   Granted                    156,800         2.990-3.830           3.017
   Exercised                 (156,000)        1.708-2.375           2.349
   Cancelled                 (108,500)       2.990-24.250           7.440
                            _________        ____________      ___________

Balance April 30, 2003      1,335,350        1.708-24.250           4.646
   Granted                    130,000               4.090           4.090
   Exercised                  (29,300)        2.990-3.604           3.573
   Cancelled                  (69,850)       2.990-24.250           7.641
                            _________        ____________      ___________

Balance April 30, 2004      1,366,200        1.708-24.250           4.463
   Granted                    120,500         6.500-6.750           6.729
   Exercised                 (153,450)        1.708-7.980           3.474
   Cancelled                  (78,400)       2.990-24.250          10.539
                            _________        ____________      ___________

Balance April 30, 2005      1,254,850      $ 1.708-24.250    $     4.422
                            =========        ============      ==========

The Company also granted non-qualified options to acquire 150,000 shares of common stock to certain employees. These options are exercisable at a price of $9.875 per share, which represents the fair value at the date of grant and expire ten years after the date of grant. Of each option, 20% are exercisable on or after the first anniversary of the date of the grant and an additional 20% on or after each of the four succeeding anniversary dates. During fiscal year 2003, 50,000 of these shares were cancelled. At April 30, 2005, 80,000 of the outstanding options are exercisable.

The Company also periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2005, 112,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2005, is as follows:


                                        Options Outstanding
                          ________________________________________________
                                        Exercise price    Weighted average
                             Shares        per share       exercise price
                          _________     ______________    ________________

Balance April 30, 2002      204,750       $ 2.313-7.980     $      3.822
   Granted                   40,000            2.990               2.990
  Exercised                 (10,000)           2.813               2.813
   Cancelled               (154,750)           2.813               2.813
                           ________        ____________       ____________

Balance April 30, 2003       80,000         2.990-7.980            5.485
   Granted                   40,000            4.090               4.090
   Exercised                      -                   -                -
   Cancelled                      -                   -                -
                           ________        ____________       ____________

Balance April 30, 2004      120,000         2.990-7.980            5.020
   Granted                   40,000            6.750               6.750
   Exercised                (16,000)        2.990-4.090            3.540
   Cancelled                      -                   -                -
                           ________        ____________     ____________

Balance April 30, 2005      144,000       $ 2.990-7.980     $      5.665
                           ========        ============     ============

The following table summarizes information about stock options outstanding at April 30, 2005:

          Options outstanding            Options exercisable
___________________________________   ____________________________

                 Number     Weighted               Number
                   out-      average    Weighted   exercis-  Weighted
Range of       standing    remaining     average    able at   average
exercise       at April  contractual    exercise  April 30,  exercise
price          30, 2005         life       price      2005      price
____________   _________   _________   ________  _________  ________
$1.708- 2.813    632,300        2.21   $   2.66    632,300  $   2.66
 2.990- 3.604    257,500        5.25       3.24    203,600      3.30
 4.090- 7.980    470,950        6.34       6.27    217,675      6.51
 9.875-11.380    102,100        5.92       9.88     81,260      9.88
    24.250        36,000        5.25      24.25     28,800     24.25
____________   _________   __________   _______   _________  _______
$1.708-24.250  1,498,850        4.35   $   4.91  1,163,635  $   4.53
============   =========   ==========   =======   =========  =======

(6) Accrued Liabilities

Accrued liabilities consist of the following at April 30:

                                        2005      2004
                                      --------  --------
Severance costs (1)                   $    438  $      -
Payroll, including vacation                296       344
Taxes                                      163       136
Royalties (See note 7)                      80       755
Commissions                                135       125
Other                                      326       286
                                      --------  --------
                                      $  1,438  $  1,646
                                      ========  ========

(1) To be paid in fiscal 2006.

(7) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements. Rent charged to operations pursuant to such operating leases amounted to approximately $840 in 2005, $692 in 2004 and $1,552 in 2003.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2005 are as follows:

                              Operating
Year ending April 30:          Leases
                              -------
2006                         $    465
2007                               48
2008 and thereafter                 -
                              -------
Total minimum lease payments $    513
                              =======

At April 30, 2005, the Company had open purchase orders outstanding totaling $3,661 primarily for inventory items to be delivered in the first quarter of fiscal 2006. These purchase orders are cancelable.

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. In fiscal 2004, an agreement was reached with another company to use their patented technology through the date of the agreement. Royalties totaling $660 were accrued in fiscal 2004 and paid in fiscal 2005. The Company ceased using this technology in fiscal 2004.


Legal Proceedings

The Company is not involved in any claim or legal action, which in the opinion of management, would have a material effect on the Company's consolidated financial position, results of operations or liquidity.


(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $268, $273 and $258 in 2005, 2004 and 2003, respectively.

(9) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues and total assets for 2005, 2004 and 2003 by geographic region is as follows:

                          United   Europe    Other   Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2005
  Revenues             $  50,210 $  8,716   $ 6,758     $  65,684
  Total assets         $  25,866 $    281   $     0     $  26,147
  Long lived assets    $   2,028 $      0   $     0     $   2,028

April 30, 2004
  Revenues             $  43,780 $ 10,994   $ 7,210     $  61,984
  Total assets         $  20,963 $    949   $     0     $  21,912
  Long lived assets    $   2,811 $     47   $     0     $   2,858

April 30, 2003
  Revenues             $  29,495 $ 13,180   $10,854     $  53,529
  Total assets         $  15,398 $  4,809   $     0     $  20,207
  Long lived assets    $   4,473 $     91   $     0     $   4,564

(10) Quarterly Financial Data (Unaudited)

                                             Quarter Ended
                             ____________________________________________
Fiscal 2005                   July 31   October 31   January 31   April 30
___________                   _______   __________   __________   ________

Revenues                      $15,791      $20,322      $14,431    $15,140
Gross profit                    4,051        4,506        3,010      4,301
Net earnings                    1,167        1,526          147      3,875
Net earnings per diluted
common and common equivalent
share                             .13          .17          .02        .44

                                              Quarter Ended
                              ____________________________________________
Fiscal 2004                   July 31   October 31   January 31   April 30
___________                   _______   __________   __________   ________

Revenues                      $12,267      $12,638      $17,131    $19,948
Gross profit                    3,449        3,006        4,208      5,010
Net earnings(loss)                171         (162)         732      1,530
Net earnings(loss)per diluted
common and common equivalent
share                             .02         (.02)         .08        .17


Earnings (loss) per share is calculated independently for each quarter and therefore may not equal the total for the year.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and subsidiaries as of April 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.



KPMG LLP


Short Hills, New Jersey
July 8, 2005





Selected Financial Data

(Not covered by independent auditors' report)
(In thousands, except per share amounts)

Years Ended April 30,       2005      2004      2003      2002      2001
______________________      ____      ____      ____      ____      ____

Revenues                $ 65,684  $ 61,984   $ 53,529  $ 81,190  $130,577
Net earnings (loss)        6,715     2,271    (15,604)   (8,101)    8,595
Basic earnings (loss)
per share                    .78       .27      (1.84)     (.95)     1.01
Diluted earnings (loss)
per share                    .74       .25      (1.84)     (.95)      .88
Current assets            23,435    19,004     15,619    21,800    34,690
Total assets              26,147    21,912     20,207    42,562    65,281
Current liabilities        3,966     5,508      6,186     8,287    14,157
Long-term debt                 -         -          -     3,800    10,000
Total stockholders'
equity                    22,181    16,404     14,021    29,828    38,043
Cash dividends (1)             -         -          -         -         -

(1) On May 31, 2005 the Board of Directors approved a $0.05 per share quarterly dividend payable on June 29, 2005 to shareholders of record as of June 15, 2005. The Directors' intention is that this dividend is the first in a series of regular $0.05 per share quarterly dividends.

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


Annual Meeting

The annual meeting of shareholders
will be held on Tuesday, September 13,
2005, at 2:00 p.m. at Dataram's
corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550

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