Form 10-K, Exhibit 13
period 2008-04-30
DATARAM CORP
filed 2008-07-25
CIK 27093

[DATARAM LOGO]



                       DATARAM CORPORATION



                       2008 ANNUAL REPORT






















Table of Contents

1  President's Letter

2  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations

6  Financial Review

20 Selected Financial Data









[PICTURE OF JOHN FREEMAN]

President's Letter


To Our Shareholders:

On May 7, 2008 I joined Dataram's executive management team as President and Chief Executive Officer, succeeding Robert V. Tarantino, who has retired.

I am pleased to report in fiscal 2008 we returned to operational profitability, although our revenue objectives were not met. Revenues for fiscal 2008 totaled $30.9 million versus $38.4 million for the prior fiscal year. Throughout this fiscal year, our revenues have been adversely impacted by reductions in our selling prices as a result of the well-publicized decline in the price of DRAM chips, the primary raw material in our products. The purchase cost of the primary DRAMs we use have declined over 60 percent in the past twelve months. This resulted in larger than anticipated reductions in our selling prices as we passed our cost savings through to our customers. We do see that the rate of price decline of DRAMs has abated and are hopeful that the recent price trends will continue.

Despite the significant pricing challenge, we returned to operational profitability and our financial condition remains strong. For fiscal 2008, we achieved:

     Operating earnings of $1.8 million versus an operating loss of $1.9 million in the prior fiscal year.

     Net earnings of $1.6 million versus $0.8 million in fiscal 2007.

     Cash flow generated from operating activities of $3.7 million

     A current ratio of 10.0, with cash and equivalents increasing to $17.6 million from $14.1 million at the end of fiscal 2007.

The Company's Board of Directors and I have set priorities to achieve meaningful revenue growth, while remaining profitable. We believe that in a reasonable pricing environment, we will grow our memory solutions business. We also believe that in order to achieve our growth objectives, it is necessary that the Company introduce new and complementary products into our offerings portfolio. This will require internal investments in research, development, manufacturing, sales and support. Our plan for fiscal 2009 calls for a large portion of the profits derived from our traditional memory solutions business to be utilized to finance these investments. We are also pursuing the acquisition and licensing of externally developed intellectual property and products. This activity has already begun with our acquisition of certain patents and other intellectual property of a privately held company with high-speed storage products and software. We expect to make further investments in this area. We have a lot of work ahead, which I will report on next year.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.

In closing, I would also like to thank Robert Tarantino for his 38 years of service and leadership. Bob joined the Company in 1970 and served in many positions. He was appointed President and Chief Executive Officer in 1986 and in 1998, he was elected Chairman of the Board. We wish him well in retirement.



July 10, 2008




John H. Freeman
President and Chief Executive Officer



                                1


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM, and Sun Microsystems. The Company also manufactures a line of memory products for Intel and AMD motherboard based servers.

The Company's memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has a manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (DRAM) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAMs.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2008       2007      2006
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           61.6       76.6      70.5
                                       _____      _____     _____

Gross profit                            38.4       23.4      29.5

Engineering and development              4.1        3.2       2.7

Selling, general and administrative     28.6       25.0      22.0
                                       _____      _____     _____

Earnings (loss) from operations          5.7       (4.8)      4.8

Other income, net                        2.8        8.0       5.8
                                       _____      _____     _____

Earnings before income tax expense       8.5        3.2      10.6

Income tax expense                       3.3        1.2       4.0
                                       _____      _____     _____

Net earnings                             5.2        2.0       6.6
                                       =====      =====     =====


Fiscal 2008 Compared With Fiscal 2007


Revenues for fiscal 2008 were $30.9 million compared to $38.4 million in fiscal 2007. The decline in revenues is primarily the result of decreased selling prices. The Company's selling prices are significantly dependent on the pricing and availability of DRAM chips. The Company's products utilize DRAMs of varying capacities, organizations and package types. The change in the purchase cost of specific DRAMs over time are not necessarily uniform or even move in the same direction. Over the last fiscal year, the Company's purchase cost of the primary DRAMs used in our products declined by over 60 percent. This resulted in a larger than anticipated reduction in our selling prices as we passed our cost savings through to our customers. Consequently, the Company's selling prices for similar products when compared on a year over year basis were lower than expected.

Revenues for the fiscal years ended April 30, 2008 and 2007 by geographic region were:

                                        Year ended               Year ended
                                      April 30, 2008           April 30, 2007
                                    ________________         ________________
United States                       $     22,270,000        $      27,583,000
Europe                                     5,875,000                6,484,000
Other(principally Asia Pacific Region)     2,748,000                4,337,000
                                    ________________         ________________
Consolidated                        $     30,893,000        $      38,404,000
                                    ================         ================



Cost of sales was $19.0 million in fiscal 2008 or 61.6 percent of revenues compared to $29.4 million or 76.6 percent of revenues in fiscal 2007. There were several primary factors which contributed to the percentage decline. The Company's general pricing strategy has been to reduce its selling prices by approximately the same amount as the cost savings realized from lower DRAM prices. This has had the effect of increasing the realized gross margin percentage. Also, during fiscal 2008, there was a shift in sales to larger capacity memory modules, which typically command higher margins. As the price of the Company's higher capacity products came down as a result of lower DRAM costs, they became a more affordable option for customers with memory intensive applications. Finally, year over year cost of sales expense also included savings of approximately $626,000 as a result of a reduction in workforce and other manufacturing costs initiated in the fourth quarter of the prior fiscal year.

Engineering and development costs amounted to $1.3 million in fiscal 2008 and $1.2 million in fiscal 2007. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $8.8 million in fiscal 2008 versus $9.6 million in fiscal 2007. The decline in expense was primarily the result of workforce and other cost reductions initiated at the end of the prior fiscal year. Also, included in the fiscal year 2008 expense is $297,000 of stock-based compensation expense, compared to $440,000 in fiscal 2007.

On May 7, 2008, Mr. John H. Freeman succeeded Mr. Robert V. Tarantino as President and Chief Executive Officer of the Company. The Company has entered into an agreement with Mr. Tarantino that provides for payments totaling the equivalent of two years' salary as well as continuation of certain other benefits. Accordingly, the Company will recognize a charge, as a component of its selling, general and administrative expense, of approximately $660,000 in its fiscal first quarter ended July 31, 2008.

Other income, net for fiscal year 2008 totaled $868,000 versus $3.1 million in fiscal 2007. Other income in fiscal 2008 includes $748,000 of net interest income. Additionally, other income includes $120,000 of foreign currency transaction gains, primarily as a result of the EURO strengthening relative to the US dollar. Other income in fiscal 2007 included $2.3 million received from a DRAM manufacturer related to a settlement agreement. In fiscal 2007, the Company also received $712,000 of net interest income and realized approximately $97,000 of foreign currency transaction gains.

Income tax expense for fiscal 2008 was $1.0 million versus $450,000 in fiscal 2007. The Company's effective tax rate for financial reporting purposes in fiscal 2008 was approximately 39%. However, the Company has Federal net operating loss (NOL) carryforwards and therefore will continue to make cash payments for income taxes at an approximate rate of 10% of pretax earnings until it utilizes all of its NOL carryforwards. As of April 30, 2008, the Company has a NOL carryforward of approximately $1.5 million that can be used to offset future taxable income. In April 2008, after review of its operating results and operating plans, management concluded that it remains more likely than not that the Company will utilize all of its NOL carryforwards.

Fiscal 2007 Compared With Fiscal 2006


Revenues for fiscal 2007 were $38.4 million compared to $41.8 million in fiscal 2006. The decline in revenues came primarily from reduced sales to one OEM customer. Revenues derived from sales to this customer were $3.0 million in fiscal 2006, substantially all of which was in the first quarter of the fiscal year. Revenues were also adversely impacted by a decline in average selling prices.

                                2

During the fourth quarter of fiscal 2007, the Company initiated a reduction of its cost structure. As part of the cost reduction initiative, the Company reduced its workforce by approximately 14 percent, which resulted in a pretax severance charge of $320,000. Of this amount, $55,000 was charged to cost of sales and $265,000 was charged to selling, general and administrative expense.

Cost of sales was $29.4 million in fiscal 2007 or 76.6 percent of revenues compared to $29.5 million or 70.5 percent of revenues in fiscal 2006.
Fiscal 2006 cost of sales as a percentage of revenues was considered by management to be lower than normal and primarily resulted from higher than expected sales of certain large capacity memory products, which typically command higher margins. Fiscal 2007 cost of sales included royalty expense of approximately $119,000, or 0.3% of revenues compared to $173,000, or 0.4% of revenues in fiscal 2006.

Engineering and development costs amounted to $1.2 million in fiscal 2007 and $1.1 million in fiscal 2006.

Selling, general and administrative costs were $9.6 million in fiscal 2007 versus $9.2 million in fiscal 2006. The increase in expense was primarily the result of stock-based compensation expense of $440,000 recorded in fiscal 2007 versus nil in fiscal 2006. Additionally, there was a $265,000 provision for severance.

Other income, net for fiscal year 2007 totaled $3.1 million versus
$2.4 million in fiscal 2006. Other income in fiscal 2007 included $2.3 million received from a DRAM manufacturer related to a settlement agreement. In fiscal 2007, the Company also recorded $712,000 of net interest income and realized approximately $97,000 of foreign currency transaction gains. Fiscal 2006 other income included approximately $1.9 million of gain from the sale of the Company's undeveloped land, $455,000 of net interest income and $65,000 of foreign currency transaction losses.

Income tax expense for fiscal 2007 was $450,000 versus $1.7 million in fiscal 2006.

Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2008 amounted to $22.4 million, including cash and cash equivalents of $17.6 million, compared to working capital of $21.3 million, including cash and cash equivalents of $14.1 million at the end of fiscal 2007. Current assets at the end of fiscal 2008 were 10.0 times current liabilities compared to 9.3 at the end of fiscal 2007.

Trade receivables at the end of fiscal 2008 were $4.0 million compared to fiscal 2007 year-end trade receivables of $4.7 million.

The Company generated $3.7 million of cash flows from operating activities primarily as a result of net earnings of $1.6 million, increased by deferred tax expense of $691,000, depreciation and amortization expense of $312,000 and reduced by excess tax benefits from sale of common shares under the Company's stock option plan of $81,000. Accounts receivable decreased by $688,000 primarily as the result of reduced revenues. Other net changes in assets and liabilities increased cash flows from operating activities by $220,000.

Cash provided by investing activities totaled $1.3 million and consisted primarily of the collection of the Company's note receivable totaling $1.5 million, offset by additions of property and equipment of approximately $236,000.

Cash used in financing activities totaled $1.5 million and consisted primarily of dividends paid totaling approximately $2.1 million, offset by proceeds from stock option exercises of $577,000.

Capital expenditures were $236,000 in fiscal 2008 compared to $320,000 in fiscal 2007. Fiscal 2009 capital expenditures are expected to total approximately $650,000. At the end of fiscal 2008, contractual commitments for capital purchases were zero.

On December 4, 2002, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2008, the total number of shares authorized for purchase under the program is 172,196 shares. In fiscal 2008 and 2007, the Company did not repurchase any shares of its common stock. In fiscal 2006, the Company repurchased 51,450 shares of its common stock at a total price of approximately $230,000.

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5 million revolving credit line. Advances under the facility were limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2.5 million per year from $1.0 million per year without prior waiver. The agreement was scheduled to expire on June 21, 2006. On June 20, 2006, the agreement was amended. The effect of the amendment was to extend the expiration date of the agreement to August 15, 2008 and remove the eligible accounts receivable limitation on advances under the facility. The amendment also modified the total liabilities to tangible net worth ratio covenant. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2008.


Management believes that the Company's cash flows generated from operations will be sufficient to meet short-term liquidity needs as the Company does not expect any unforeseen demands beyond general operating requirements for cash. Management further believes that its working capital together with internally generated funds from its operations and its bank line of credit are adequate to finance the Company's long-term operating needs and future capital requirements.

On December 29, 2005, the Company closed on an agreement entered into in fiscal 2003 to sell its undeveloped land. The sale price was $3,075,000 of which half, or $1,537,500, was paid in the form of a note, that accrued interest, payable monthly at 5% per annum for a period of one year and 7.5% per annum thereafter. The note was secured by a mortgage. Of the remainder, $250,000 had been previously paid as deposits and $1,253,000, which was net of closing costs, was received in cash at closing. The note receivable is treated as a non-cash transaction in the 2006 Consolidated Statements of Cash Flows. During fiscal 2008, the note was paid in full and the mortgage released.
                                3

Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2008 are as follows:

                                        Operating leases
Year ending April 30:                   ________________
2009                                 $      411,000
2010                                        418,000
2011                                        371,000
2012                                         34,000
Thereafter                                        0
                                        ________________
                                     $    1,234,000
                                        ================

Purchases

At April 30, 2008, the Company had open purchase orders outstanding totaling $1.6 million primarily for inventory items to be delivered in the first quarter of fiscal 2009. These purchase orders are cancelable.


Recently Adopted Accounting Pronouncements


In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective for the Company beginning May 1, 2007. The adoption of FIN
48 had no material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. As permitted under the standard, the Company adopted the provisions of SFAS No. 157 in its current fiscal year beginning May 1, 2007. The adoption of SFAS No. 157 had no material effect on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 gives the Company the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for the Company beginning May 1, 2008, although early adoption is permitted. The Company has determined that electing adoption of SFAS No. 159 would have no material effect on the Company's consolidated financial statements. However, as of April 30, 2008, we have not determined what election we will make.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS No. 161), which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our consolidated financial position, financial performance, and cash flows. SFAS No. 161 is effective for us beginning January 1, 2009. We are currently assessing the potential impact that adoption of SFAS No. 161 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R), which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning May 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" (SFAS No.
160), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for us beginning May 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently assessing the potential impact that adoption of SFAS No. 160 may have on our consolidated financial statements.

Critical Accounting Policies

During December 2001, the Securities and Exchange Commission (SEC) published a Commission Statement in the form of Financial Reporting Release No. 60 which encouraged that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in Note 1 to the consolidated financial statements included in this Annual Report, management believes the following accounting policies to be critical:

Revenue Recognition - Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Stock Option Expense - In December 2004, SFAS No. 123 (revised 2004), "Share-Based Payment"(SFAS 123R) was issued. SFAS 123R revises SFAS 123 and supersedes APB No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. The Company adopted the guidance in SFAS 123R effective May 1, 2006. The accompanying consolidated statement of earnings for the fiscal year ended April 30, 2008 includes approximately $297,000 of compensation expense in the selling, general and administrative expense line item related to the fair value of options granted to employees and directors under the Company's stock-based employee compensation plans which is being amortized over the service period in the financial statements, as required by SFAS 123R. These awards have been classified as equity instruments, and as such, a corresponding increase of $297,000 has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2008. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
Expected life is based on the Company's historical experience of option exercises relative to option contractual lives; expected volatility is based on the historical volatility of the Company's share price; expected dividend yield assumes the current dividend rate remains unchanged; risk-free interest rate approximates United States government debt rates at the time of option grants.
                                4
Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes"(SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks and commercial paper, which matures within ninety days. The average principal sum invested was approximately $16.5 million and the weighted average effective interest rate for these investments was approximately 4.6%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

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

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of April 30, 2008. There were no changes in our internal control over financial reporting during the quarter ended April 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in the Annual Report.


Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2008                   2007
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 4.60      $ 4.01      $ 5.94     $ 4.61
Second Quarter       4.08        3.05        5.07       4.01
Third Quarter        3.59        2.95        4.80       4.04
Fourth Quarter       3.55        2.82        4.78       4.03

At April 30, 2008, there were approximately 5,000 shareholders.
Dividends paid in the fiscal year ended April 30, 2008 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share. In a press release dated June 4, 2008, the Company announced that the Board of Directors suspended future dividend payments.

                                5


               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2008 and 2007
         (In thousands, except share and per share amounts)




                                               2008       2007
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $17,642    $14,138
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $250 in 2008 and $300 in 2007           4,047      4,717
  Inventories:
    Raw materials                              1,379      1,497
    Work in process                               65         42
    Finished goods                               533        582
                                              ______     ______
                                               1,977      2,121

  Deferred income taxes                        1,101      1,149
  Note receivable                                  0      1,537
  Other current assets                            98        231
                                              ______     ______
               Total current assets           24,865     23,893


Deferred income taxes                            480      1,123

Property and equipment:
  Machinery and equipment                     11,075     10,886
  Leasehold improvements                       2,103      2,103
                                              ______     ______
                                              13,178     12,989
  Less accumulated depreciation
  and amortization                            12,492     12,205
                                              ______     ______
               Net property and equipment        686        784


Other assets                                      79        105
                                              ______     ______
                                             $26,110    $25,905
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 1,789    $ 1,597
  Accrued liabilities                            702        976
                                              ______     ______
               Total current liabilities       2,491      2,573


Commitments and contingencies


Stockholders' equity:
  Common stock, par value $1.00 per share.
    Authorized 54,000,000 shares; issued
    and outstanding 8,869,184 in 2008
    and 8,687,755 in 2007                      8,869      8,688
  Additional paid-in capital                   6,408      5,796
  Retained earnings                            8,342      8,848
                                              ______     ______
               Total stockholders' equity     23,619     23,332

                                              ______     ______

                                             $26,110    $25,905
                                              ======     ======

See accompanying notes to consolidated financial statements.



                                6




               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Earnings
             Years ended April 30, 2008, 2007 and 2006
             (In thousands, except per share amounts)



                                         2008     2007     2006
                                       _______  _______  _______

Revenues                              $ 30,893 $ 38,404 $ 41,795

Costs and expenses:
  Cost of sales                         19,016   29,410   29,458
  Engineering and development            1,267    1,243    1,136
  Selling, general and administrative    8,837    9,605    9,194
                                       _______  _______  _______
                                        29,120   40,258   39,788
                                       _______  _______  _______
Earnings (loss) from operations          1,773   (1,854)   2,007

Other income (expense):
  Interest income                          754      717      467
  Interest expense                          (6)      (5)     (12)
  Currency gain (loss)                     120       97      (65)
  Other income                               0    2,265    2,041
                                       _______  _______  _______
                                           868    3,074    2,431
                                       _______  _______  _______

Earnings before income tax
  expense                                2,641    1,220    4,438

Income tax expense                       1,033      450    1,666
                                       _______  _______  _______
Net earnings                          $  1,608 $    770 $  2,772
                                       =======  =======  =======
Net earnings per common share:
  Basic                                $  0.18  $  0.09  $  0.33
                                       =======  =======  =======


  Diluted                              $  0.18  $  0.09  $  0.31
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.
                                7




              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2008, 2007 and 2006
                          (In thousands)

                                         2008     2007     2006
                                        ______    _____   ______

Cash flows from operating activities:

Net earnings                          $  1,608 $    770 $  2,772

Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization         312      383      787
     Bad debt expense (recovery)           (18)      29      (67)
     Stock-based compensation expense      297      440        -
     Gain on sale of land                    -        -   (1,916)
     Deferred income tax expense           691      269    1,347
     Excess tax benefits from sale of
        common shares under stock
        option plan                        (81)    (113)     117
     Changes in assets and liabilities:
        Decrease in trade
           and other receivables           688      146    3,571
        Decrease in inventories            144       67      180
        Decrease (increase) in
           other current assets            133     (150)      50
        Decrease (increase) in
           other assets                     26        -      (51)
        Increase (decrease) in
           accounts payable                192     (460)    (471)
        Increase (decrease) in
           accrued liabilities            (274)     324     (785)
                                         _____    _____    _____
  Net cash provided by
     operating activities                3,718    1,705    5,534
                                         _____    _____    _____
Cash flows from investing activities:
    Collection of note receivable        1,537        -        -
    Additions to property and
       equipment                          (235)    (320)    (480)
    Proceeds from sale of property and
       equipment                            21        -    1,253
                                         _____    _____    _____
Net cash provided by (used in)
    investing activities                 1,323     (320)     773
                                         _____    _____    _____

Cash flows from financing activities:
  Purchase and subsequent cancellation
     of shares of common stock               -        -     (230)
  Proceeds from sale of common shares
     under stock option
     plan (including tax benefits)         496      651      459
  Excess tax benefits from sale of
     common shares under stock
     option plan                            81      113        -
  Dividends paid                        (2,114)  (2,055)  (1,773)
                                         _____    _____    _____
  Net cash used in financing activities (1,537)  (1,291)  (1,544)
                                         _____    _____    _____
Net increase in cash and cash
   equivalents                           3,504       94    4,763
Cash and cash equivalents at
   beginning of year                    14,138   14,044    9,281
                                         _____    _____    _____
Cash and cash equivalents at end
   of year                            $ 17,642 $ 14,138 $ 14,044
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $      6  $     5  $    22
                                         =====     =====   =====
    Income taxes                      $    134  $   205  $   328
                                         =====     =====   =====

See accompanying notes to consolidated financial statements.


                                8


               DATARAM CORPORATION AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity
            Years ended April 30, 2008, 2007 and 2006
               (In thousands, except share amounts)
                                                           Total
                                      Additional           stock-
                              Common  paid-in   Retained  holders'
                              stock   capital   earnings  equity
                              ______  ________  ________  ________


Balance at April 30, 2005    $ 8,361  $  4,566 $ 9,254     $22,181

  Issuance of 177,346 shares
   under stock option plans,
   including income tax
   benefit of $117               177       399       -         576
  Purchase and subsequent
   cancellation of
   51,450 shares                 (51)      (59)   (120)       (230)


  Net earnings                     -         -   2,772       2,772

  Dividends paid (1)               -         -  (1,773)     (1,773)

                              ______   _______  _______    _______
Balance at April 30, 2006    $ 8,487  $  4,906  $10,133    $23,526

  Issuance of 200,359 shares
   under stock option plans,
   including income tax
   benefit of $113               201       450       -         651

  Net earnings                     -         -     770         770

  Stock-based compensation expense -       440       -         440

  Dividends paid (2)               -         -  (2,055)     (2,055)

                              ______   _______  _______    _______
Balance at April 30, 2007    $ 8,688  $  5,796  $ 8,848    $23,332


  Issuance of 181,429 shares
   under stock option plans,
   including income tax
   benefit of $81                181       315       -         496

  Net earnings                     -         -    1,608      1,608

  Stock-based compensation expense -       297       -         297

  Dividends paid (3)               -         -   (2,114)    (2,114)

                              ______   _______  _______    _______
Balance at April 30, 2008    $ 8,869  $  6,408  $ 8,342    $23,619
                              ======    ======   ======     ======



   (1) Dividends paid in the fiscal year ended April 30, 2006 totaled $0.21 per common share and were paid at the rate of $0.05 per common share in each of the first three fiscal quarters of the year and $0.06 per common share in the fourth quarter of the fiscal year.
   (2) Dividends paid in the fiscal year ended April 30, 2007 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share.
   (3) Dividends paid in the fiscal year ended April 30, 2008 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share.

See accompanying notes to consolidated financial statements.

                                9


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

The Company has certain foreign subsidiaries which act only as sales offices and which are deemed to be essentially branches of the US company. The functional currency of these sales offices is considered to be the US dollar. Accordingly, any amounts denominated in a currency other than the US dollar are being recorded at the balance sheet rate of exchange and gains and losses arising from changes in foreign currency rates for those assets and liabilities are being reported in the consolidated statements of earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash, money market accounts and commercial paper purchased with maturities of three months or less when acquired.

Inventories

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Note Receivable

On December 29, 2005, the Company closed on an agreement entered into in fiscal 2003 to sell its undeveloped land. The purchase price was $3,075 of which half, or $1,537, was paid in the form of a note that accrued interest, payable monthly, at 5% per annum for a period of one year and 7.5% per annum thereafter. The note was secured by a mortgage. Of the remainder, $250 had been previously paid as deposits and $1,253, which was net of closing costs, was received in cash at closing. The note receivable is treated as a non-cash transaction in the 2006 Consolidated Statements of Cash Flows. In fiscal 2008, the note was paid in full and the mortgage released.


Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives, which range from three to five years for machinery and equipment and five to six years for leasehold improvements. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed from the accounts.

Repair and maintenance costs are charged to operations as incurred.


Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" (SFAS No. 144), long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated. The Company considers various valuation factors, principally undiscounted cash flows, to assess the fair values of long-lived assets.

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

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes"(SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.
                                10

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers. At April 30, 2008, amounts due from two customers totaled approximately 26% of accounts receivable. At April 30, 2007, amounts due from one customer totaled approximately 16% of accounts receivable.

In fiscal 2008, the Company had sales to one customer that accounted for approximately 14% of revenue. In fiscal 2007, the Company had no sales to any one customer that accounted for 10% or more of revenues. In fiscal 2006, sales to one customer accounted for approximately 11% of revenues.

Net Earnings Per Share

Net Earnings Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing basic and diluted net earnings per share.



                                   Year ended April 30, 2008
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 1,608     8,825,000     $  .18

Effect of dilutive securities
-stock options                       -        29,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 1,608     8,854,000     $  .18
                               =======     =========     ======




                                   Year ended April 30, 2007
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $   770     8,572,000     $  .09

Effect of dilutive securities
-stock options                       -       232,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $  770     8,804,000     $  .09
                               =======     =========     ======



                                   Year ended April 30, 2006
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 2,772     8,447,000     $  .33

Effect of dilutive securities
-stock options                       -       374,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 2,772     8,821,000     $  .31
                               =======     =========     ======


Diluted net earnings per common share does not include the effect of options to purchase 756,135 shares of common stock for the year ended April 30, 2008 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 555,938 shares of common stock for the year ended April 30, 2007 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 391,880 shares of common stock for the year ended April 30, 2006 because they are anti-dilutive.

                                11
Product Warranty

The majority of the Company's products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated.

                    Balance          Charges to                       Balance
                    Beginning        Costs and                          End
                    of Year          Expenses          Deductions     of Year
                    _________        _________          __________    _______
Year Ended
April 30, 2008      $  54               20                (20)        $  54


Year Ended
April 30, 2007      $  54                4                 (4)        $  54


Year Ended
April 30, 2006      $  54               19                (19)        $  54



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



Stock-Based Compensation

At April 30, 2008, the Company has stock-based employee and director compensation plans, which are described more fully in Note 5. New shares of the Company's common stock are issued upon exercise of stock options.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R supersedes APB No. 25 "Accounting for Stock Issued to Employees" (APB 25)and requires that such transactions be accounted for using a fair value-based method. SFAS 123R requires companies to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The Company implemented SFAS 123R effective May 1, 2006. To calculate the excess tax benefits available as of the date of adoption for use in offsetting future tax shortfalls, the Company followed the alternative transition method discussed in FASB Staff Position No. 123R-3.

Prior to May 1, 2006, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123), compensation cost for stock options was recognized using the intrinsic value method described in APB 25. Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R and Securities and Exchange Commission Staff Accounting Bulletin No. 107. Under SFAS 123R, the fair value of options granted is amortized over the related service period. SFAS 123R was adopted using the modified prospective transition method; therefore, prior periods have not been restated. Compensation expense recognized in fiscal 2008 includes compensation cost for all share-based payments granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Compensation cost for any share-based payments granted subsequent to May 1, 2006 are based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

As a result of adopting SFAS 123R, our earnings before taxes and net earnings for the fiscal year ended April 30, 2008 are $297 and $180 lower, respectively, than if we had continued to account for stock-based compensation under APB 25. This resulted in a decrease in our reported basic and diluted net earnings per share of $.02. Compensation expense is recognized in the selling, general and administrative expenses line item of the accompanying consolidated statements of earnings on a ratable basis over the vesting periods. We measure the fair value of stock options using the Black-Scholes option pricing model based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends, using an expected quarterly dividend rate of $0.06 and risk-free interest rates ranging from 3.0% to 5.0%. Stock options are amortized over their applicable vesting period, which generally ranges from one to five years. These stock option grants have been classified as equity instruments, and as such, a corresponding increase of $297 has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2008. In fiscal 2007, there were stock-based compensation costs recorded of $440. This resulted in lower net earnings of $258 and a decrease in basic and diluted net earnings per share of $.03.
A corresponding increase of $440 was reflected in additional paid-in capital in fiscal 2007's balance sheet.

Prior to the adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires excess tax benefits to be reported as a financing cash inflow. The Company had $81 of excess tax benefits in fiscal 2008. The Company had $113 of excess tax benefits in fiscal 2007.

A summary of option activity under the plans for the fiscal year ended April 30, 2008 is as follows:

                               Weighted        Weighted average     Aggregate
                                average            remaining        intrinsic
                   Shares    exercise price    contractual life      value(1)
                 __________    __________        __________        __________
Balance
April 30, 2007    1,208,066       $5.24               3.22           $  675

Granted             135,000       $3.33                 -                -
Exercised          (292,464)      $2.81                 -            $  250
Expired            (151,602)      $6.65                 -                -

Balance
April 30, 2008      899,000       $5.69               3.64           $   26

Exercisable
April 30, 2008      734,000       $6.13               3.29           $   26

(1) These amounts represent the difference between the exercise price and $3.28, the closing price of Dataram common stock on April 30, 2008 as reported on the NASDAQ Stock Market, for all in-the-money options outstanding. For exercised options, intrinsic value represents the difference between the exercise price and the closing price of Dataram common stock on the date of exercise.

Total cash received from the exercise of options in fiscal 2008 was $496. During fiscal 2008, 141,300 options completed vesting. As of April 30, 2008, there were $182 of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of one year. At April 30, 2008, an aggregate of 1,151,902 shares were authorized for future grant under the Company's stock option plans.

The following table illustrates the pro forma effect on net earnings and earnings per share for fiscal year 2006 if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation:




                                       2006
                                   -----------
Net earnings as reported          $      2,772

Deduct:  Total stock-based
 employee compensation expense
 determined under fair value
 method for all awards,
 net of tax                               (517)
                                   -----------

Pro forma net earnings            $      2,255
                                   ===========


Basic and diluted net earnings
 per common share:
 Basic:
  As reported                    $         .33
                                   ===========
  Pro forma under SFAS 123R      $         .27
                                   ===========

 Diluted:
  As reported                    $         .31
                                   ===========
  Pro forma under SFAS 123R      $         .26
                                   ===========


The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                  2008      2007   2006(1)
                                                -------   -------  -------
Expected life (years)                              4.0       4.0      4.0
Expected volatility                               110%       67%      63%
Expected dividend yield                            7.2%      5.1%       -
Risk-free interest rate                            5.0%      5.0%     5.0%
Weighted average fair value of options
  granted during the year                       $ 1.81    $ 2.00   $ 3.18


  (1) Estimated values and assumptions used in the calculation of fair value prior to the adoption of SFAS 123R.

Expected life is based on the Company's historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company's share price. Expected dividend yield assumes the current dividend rate remains unchanged. Risk free interest rate approximates United States government debt rates at the time of option grants.

(2) Subsequent Event

On May 7, 2008, Mr. John H. Freeman succeeded Mr. Robert V. Tarantino as President and Chief Executive Officer of the Company. The Company has entered into an agreement with Mr. Tarantino that provides for payments totaling the equivalent of two years' salary as well as continuation of certain other benefits. Accordingly, the Company will recognize a charge, as a component of its selling, general and administrative expense, of approximately $660 in its fiscal first quarter ending July 31, 2008.

(3) Long-Term Debt

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5,000 revolving credit line. Advances under the facility were limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2,500 per year from $1,000 per year without prior waiver. The agreement was scheduled to expire on June 21, 2006. On June 20, 2006, the agreement was amended. The effect of the amendment was to extend the expiration date of the agreement to August 15, 2008 and remove the eligible accounts receivable limitation on advances under the facility. The amendment also modified the total liabilities to tangible net worth ratio covenant. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2008.


(4) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:

                                          2008         2007         2006
                                         _____        _____        _____
Current:
     Federal                           $    75      $   113     $    117
     State                                 267           68          202
                                         _____        _____        _____

                                           342          181          319
                                         _____        _____        _____
Deferred:
     Federal                               678          274        1,238
     State                                  13           (5)         109
                                         _____        _____        _____
                                           691          269        1,347
                                         _____        _____        _____
Total income tax expense               $ 1,033      $   450      $ 1,666
                                         =====        =====        =====


The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2008         2007         2006
                               _____        _____        _____

Computed "expected" tax
  expense                    $   924     $   427       $ 1,553
State income taxes(net
  of Federal income tax
  benefit)                       173          41           147

Other                            (64)        (18)          (34)
                               _____        _____        _____

                             $ 1,033     $   450      $  1,666
                               =====       =====         =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                            2008         2007
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                              $    75      $   111
  Stock-based compensation expense           289          163
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                          98          111
  Property and equipment, principally
   due to differences in depreciation         63           37
  Inventories                                115          100
  Foreign tax credit                          53           53
  Domestic net operating losses              506        1,692
  Alternative minimum tax                    382          382
                                           _____        _____
  Gross deferred tax assets                1,581        2,649

Deferred tax liabilities:
  Installment sale obligation, principally
   due to note receivable                      -         (377)
                                           _____        _____

  Gross deferred tax liabilities               -         (377)
                                           _____        _____

  Net deferred tax assets                $ 1,581      $ 2,272
                                           =====        =====


The Company has U.S. net operating loss carryforwards of approximately $1,509 which can be used to offset income through 2023. The tax benefit of net operating loss carryforwards utilized in each of the three years ended April 30, 2008 is as follows:

                      Federal   State     Total

         2008         $2,208    $ -      $2,208

         2007         $1,056    $ -      $1,056

         2006         $1,901    $109     $2,010

(5) Stock Option Plans

The Company has a 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allowed granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. Under option agreements granted under the plan, the holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates.
At April 30, 2008, 54,050 of the outstanding options are exercisable. No further options may be granted under this plan.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years. At April 30, 2008, 483,950 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30,
2008, is as follows:
                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________



Balance April 30, 2005       1,254,850     $  1.708-24.250     $     4.422

   Granted                     147,600         5.140-6.630           6.125
   Exercised                  (180,475)        1.708-4.833           2.923
   Expired                     (94,600)        2.990-7.980           5.835
                             _________        ____________     ____________

Balance April 30, 2006       1,127,375        1.708-24.250           4.767

   Granted                     103,300            4.700              4.700
   Exercised                  (200,359)        2.313-4.090           2.684
   Expired                     (18,250)       2.313-10.000           6.026
                             _________        ____________     ____________

Balance April 30, 2007       1,012,066        2.813-24.250           5.150

   Granted                      95,000            3.330              3.330
   Exercised                  (292,464)           2.813              2.813
   Expired                    (151,602)       2.813-24.250           5.553
                             _________        ____________     ____________
Balance April 30, 2008         663,000     $  2.813-24.250     $     5.828
                             =========        ============      ==========


The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire either five or ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2008, 196,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2008, is as follows:



                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________


Balance April 30, 2005        144,000       $ 2.990-7.980        $      5.665

   Granted                     44,000         6.420-6.630               6.573
   Exercised                  (16,000)        2.990-4.090               3.540
   Expired                        -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2006        172,000         2.990-7.980               6.095

   Granted                     40,000            4.700                  4.700
   Exercised                        -                   -                   -
   Expired                    (16,000)        6.750-7.980               7.365
                             ________        ____________        ____________
Balance April 30, 2007        196,000         2.990-7.980               5.965


   Granted                     40,000            3.330                  3.330
   Exercised                        -                   -                   -
   Expired                          -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2008        236,000       $ 2.990-7.980        $      5.304
                             ========        ============        ============


(6) Accrued Liabilities

Accrued liabilities consist of the following at April 30:


                                        2008      2007
                                      --------  --------
Payroll, including vacation           $    317  $    300
Severance costs                              0       310
Commissions                                133       180
Other                                      252       186
                                      --------  --------
                                      $    702  $    976
                                      ========  ========


(7) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rent charged to operations pursuant to such operating leases amounted to approximately $655 in 2008, $725 in 2007 and $769 in 2006.


Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2008 are as follows:




                                         Operating leases
Year ending April 30:                   ________________
2009                              $         411,000
2010                                        418,000
2011                                        371,000
2012                                         34,000
Thereafter                                        0
                                        ________________
                                  $       1,234,000
                                        ================

Purchases

At April 30, 2008, the Company had open purchase orders outstanding totaling $1.6 million, primarily for inventory items to be delivered in the first quarter of fiscal 2009. These purchase orders are cancelable.


License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. Royalties charged to operations pursuant to such agreements amounted to approximately $171 in 2008, $119 in 2007 and $173 in 2006.

Legal Proceedings

The Company is not involved in any claim or legal action that, in the opinion of management, would have a material effect on the Company's consolidated financial position, results of operations or liquidity.


(8) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $239, $236 and $250 in 2008, 2007 and
2006, respectively.



(9) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues, total assets and log lived assets for 2008, 2007 and 2006 by geographic region is as follows:


                          United   Europe    Other*  Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2008
  Revenues             $  22,270 $  5,875   $ 2,748     $  30,893
  Total assets         $  26,030 $     78   $     2     $  26,110
  Long lived assets    $     686 $      0   $     0     $     686

April 30, 2007
  Revenues             $  27,583 $  6,484   $ 4,337     $  38,404
  Total assets         $  25,428 $    464   $    13     $  25,905
  Long lived assets    $     784 $      0   $     0     $     784

April 30, 2006
  Revenues             $  29,321 $  9,151   $ 3,323     $  41,795
  Total assets         $  25,761 $    447   $    28     $  26,236
  Long lived assets    $     847 $      0   $     0     $     847

*Principally Asia Pacific Region



(10) Quarterly Financial Data (Unaudited)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2008                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 8,617      $ 8,556      $ 6,675    $ 7,045
Gross profit                     3,037        3,242        2,644      2,954
Net earnings                       405          569          233        401
Net earnings per
diluted common and common
equivalent share                   .05          .06          .03        .05

                                               Quarter Ended
                               ____________________________________________
Fiscal 2007                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 9,305      $10,902      $ 9,366    $ 8,831
Gross profit                     2,405        2,577        1,862      2,150
Net earnings (loss)                (70)       1,446         (297)      (309)
Net earnings (loss) per
diluted common and common
equivalent share                  (.01)         .16         (.03)      (.04)



Earnings per share is calculated independently for each quarter and therefore may not equal the total for the year.


         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2008 and 2007, and their results of operations and cash flows for each of the years in the three-year period ended April 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2007.


/s/ J.H. Cohn LLP

J.H. Cohn LLP
Lawrenceville, New Jersey
July 24, 2008

Selected Financial Data

(Not covered by Independent Registered Public Accounting Firm's Reports) (In thousands, except per share amounts)

Years Ended April 30,        2008       2007       2006       2005      2004
______________________       ____       ____       ____       ____      ____

Revenues                $  30,893   $ 38,404   $ 41,795  $  65,684  $ 61,984
Net earnings                1,608        770      2,772      6,715     2,271
Basic earnings
per share                     .18        .09        .33        .78       .27
Diluted earnings
per share                     .18        .09        .31        .74       .25
Current assets             24,865     23,893     24,108     23,435    19,004
Total assets               26,110     25,905     26,236     26,147    21,912
Current liabilities         2,491      2,573      2,710      3,966     5,508
Total stockholders'
equity                     23,619     23,332     23,526     22,181    16,404
Cash dividends paid         2,114      2,055      1,773          -         -



DIRECTORS AND CORPORATE OFFICERS

Directors


John H. Freeman
President and Chief Executive Officer
of Dataram Corporation


Thomas A. Majewski*
Principal, Walden Inc.


Bernard L. Riley*
Private Investor


Roger C. Cady*
Principal, Arcadia Associates


Rose Ann Giordano*
President, Thomis Partners


*Member of audit committee



Corporate Officers


John H. Freeman
President and Chief Executive Officer

Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

Tony Pawlik
Vice President of Sales

Anthony M. Lougee
Controller

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.



Corporate Headquarters

Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071


Auditors

J.H. COHN LLP
Lawrenceville, NJ


General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ


Transfer Agent and Registrar

American Stock Transfer and Trust Company
10150 Mallard Creek Drive
Suite 307
Charlotte, NC  28262


Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.


Annual Meeting

The annual meeting of shareholders
will be held on Thursday, September 25,
2008, at 2:00 p.m. at Dataram's
corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550


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





     End of Document