Form 10-K, Exhibit 13
period 2009-04-30
DATARAM CORP
filed 2009-07-28
CIK 27093

[DATARAM LOGO]



                       DATARAM CORPORATION



                       2009 ANNUAL REPORT






















Table of Contents
1  President's Letter
2  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations

7  Financial Review
20 Selected Financial Data








[PICTURE OF JOHN FREEMAN]

President's Letter

To Our Shareholders:

The steady decline in global economic conditions has presented increasing challenges and an unsettled business environment. Customers have reduced or deferred capital spending. Consumer confidence and spending have dropped. These factors and others have negatively impacted Dataram's business in 2009 while also presenting opportunities which would not have been available in a different economy. As a result, we have adapted our plans and revised our implementation to take advantage of these changing times.

The Board of Directors and I outlined and finalized a growth and diversification strategy for Dataram one year ago. The foundation of this strategy was to:

   -    add new and complementary products to our offerings portfolio
   -    increase internal investment in new product development
   -    acquire and license intellectual property
   -    return our traditional memory solutions business to a growth business

Although we had to modify our plans in response to the global economic downturn, we have still made significant progress toward improving the Company and positioning it for growth as the economy begins to turn.
This has required significant changes and increased investments in research, development, manufacturing, sales and support. I would now like to report on our achievements and our plans for the future.

During Fiscal 2009, we have made changes to improve our business position and results. Some of the key changes include:

     Five of the seven top executives are new to Dataram this year. They bring new leadership and skills to sales, marketing, product development and manufacturing. Each of our new executives has a strong entrepreneurial spirit and has managed highly successful businesses in their previous positions. Our sales and marketing executives have extensive management experience with two of the world's largest and most successful computer companies. We have made these changes while retaining two highly skilled executives who have been responsible for Dataram's long history of high quality engineering, manufacturing, procurement and finance.

     We have a new go to market strategy for our memory solutions business. This expands our traditional direct sales model by adding partners and e-sales. We have Alliance Partners for corporations, Reseller and Distributor Partners, Government Partners and Individual Partners.

     Our direct sales team works closely with our inside sales team and focuses exclusively on major accounts in the Government, Finance, Oil & Gas and Pharmaceutical industries. Our Government industry initiative is new to Dataram this year. We have partnership agreements with key Government contractors and resellers and are positioned for success in 2010. Major clients' needs in other industries are addressed by our direct geographic sales team.

     We have created and published a new corporate website incorporating new features, functions, content and branding which reflects our revitalized corporate strategy. These improvements have made a favorable and measurable impact on how customers, investors, business partners and employees view our company. The new interactive e-commerce capabilities have already generated business leads and sales in just a few short months. Our website now represents a viable and important instrument to enhance Dataram's market position and our ability to compete.

     A by-product of the numerous marketing initiatives we have deployed is increased and more favorable market awareness. One measure of this is the more active monitoring and responses we receive to our press releases by analysts and investors.

     On March 31, 2009, we acquired certain assets of Micro Memory Bank, Inc., a prominent memory module company offering legacy to advanced solutions in laptop, desktop and server memory products. This acquisition positions the Company to offer our customers a more comprehensive product line and supports our strategy to grow our memory solutions business as well as expand our routes to market through e-tail and web stores.

     The development of our new storage product line continues to progress. In Fiscal 2009 we invested approximately $1.5 million in this new business. Our storage products are in beta test at multiple customer sites, consistently delivering very significant performance benefits and cost savings. We are continuing to make investments in our storage products and are preparing for a formal launch later this calendar year.

     In Fiscal 2009 Dataram introduced its first software product, the Dataram RAMDisk. In tandem with our storage systems product lines, we are continuing to develop stand-alone software to support both our memory business and our storage business.

     We have responded to the current economic conditions by increasing our operational efficiencies and reducing our cost structure.

In fiscal 2010, our task is to fully implement the strategies and initiatives we began in 2009. We have new products, routes to market and executives. Each is making a contribution toward returning Dataram to a growth business.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.



July 10, 2009




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

The Company's memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has two manufacturing facilities in the United States with sales offices in the United States, Europe and Japan.

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



Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2009       2008      2007
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           67.4       61.6      76.6
                                       _____      _____     _____

Gross profit                            32.6       38.4      23.4

Engineering                              4.7        4.1       3.2

Research and development                 5.9          0         0

Selling, general and administrative     42.7       28.6      25.0
                                       _____      _____     _____

Earnings (loss) from operations        (20.7)       5.7      (4.8)

Other income, net                        0.9        2.8       8.0
                                       _____      _____     _____

Earnings (loss) before income
tax expense                            (19.8)       8.5       3.2

Income tax expense (benefit)            (7.7)       3.3       1.2
                                       _____      _____     _____

Net earnings (loss)                    (12.1)       5.2       2.0
                                       =====      =====     =====


Fiscal 2009 Compared With Fiscal 2008

Revenues for fiscal 2009 were $25.9 million compared to $30.9 million in fiscal 2008. There has been a softening in demand due to the weakening economy. Many of our customers have curtailed or temporarily suspended their capital spending while they adapt their business plans to the current environment. In response to these conditions, the Company instituted a reduction in workforce in the fourth quarter of fiscal 2009. Additionally, the Company has increased its allowance for doubtful accounts since, in management's opinion, there is increasingly higher risk inherent in carrying accounts receivable in the current economic environment. Also, as previously stated, the Company's selling prices are significantly dependent on the pricing and availability of DRAM chips. The Company's products utilize DRAMs of varying capacities, organizations and package types. The change in the purchase cost of specific DRAMs over time are not necessarily uniform or even move in the same direction. Over the last fiscal year, the Company's purchase cost of the primary DRAMs used in our products declined by over 44 percent. This resulted in a larger than anticipated reduction in our selling prices as we passed our cost savings through to our customers. Consequently, the Company's selling prices for similar products when compared on a year over year basis were lower than expected.

Revenues for the fiscal years ended April 30, 2009 and 2008 by geographic region were:

                                        Year ended           Year ended
                                      April 30, 2009       April 30, 2008
                                    ________________     ________________
United States                       $     19,088,000     $     22,270,000
Europe                                     4,793,000            5,875,000
Other (principally Asia Pacific Region)    2,016,000            2,748,000
                                    ________________     ________________
Consolidated                        $     25,897,000    $      30,893,000
                                    ================     ================



Cost of sales was $17.4 million in fiscal 2009 or 67.4 percent of revenues compared to $19.0 million or 61.6 percent of revenues in fiscal 2008. Fluctuations in cost of sales as a percentage of revenues are not unusual and can result from many factors, some of which are a rapid change in the price of DRAMs, or a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expenses in fiscal 2009 were $1.2 million, versus $1.3 million in fiscal 2008.

Research and development expenses in fiscal 2009 were $1.5 million, versus nil in fiscal 2008. In the current fiscal year, the Company has implemented a strategy to introduce new and complementary products into its offerings portfolio. The Company is currently focusing on the development of certain high performance storage products. As part of that strategy, in January 2009, the Company entered into a software purchase and license agreement with another company whereby the Company has the exclusive right to purchase specified software for a price of $900,000 plus a contingent payment of $100,000. Research and development expense includes $300,000 of expense related to the initial payment for the software purchase and license. The storage product, which incorporates the software, is currently under development and is not deemed saleable at the present time. Additionally, approximately $121,000 of research and development expense recorded in this year's fiscal first quarter represented a non-cash expense for the fair value of stock options issued to a privately held company to acquire certain patents and other intellectual property. These patents and other intellectual property were deemed to have no alternative future use when acquired and we had an uncertainty in receiving future economic benefits from them.

Selling, general and administrative(S,G&A)expenses were $11.1 million in fiscal 2009 versus $8.8 million in fiscal 2008. S,G&A expense in fiscal 2009 includes a charge of approximately $716,000 related to a retirement agreement entered into with the Company's former chief executive officer.
Of this amount, approximately $660,000 relates to payments defined in the agreement and the balance consists primarily of legal fees incurred by the Company associated with this matter. Fiscal 2009 expense also includes $418,000 of severance for terminated employees and a $138,000 charge as a result of one of the Company's foreign customers entering receivership. Additionally, the Company charged S,G&A expense to increase its allowance for doubtful accounts by $50,000. Management concluded that the increase in the reserve was warranted given the inherent increase in risk level of carrying accounts receivable, due to the recent, well-publicized increase in economic uncertainty. Fiscal 2009 S,G&A expense includes approximately $161,000 associated with the operations of an acquired business (See Note 2 in the Notes to Consolidated Financial Statements). The remaining increase in S,G&A expense is primarily attributable to planned increases in the Company's sales and marketing infrastructure which occurred prior to the current economic downturn. Subsequently, in the fourth quarter of fiscal 2009, the Company took actions to reduce its S,G&A expenses in response to the changed economic environment. Stock-based compensation expense is recorded as a component of S,G&A expense and totaled $533,000 in fiscal
2009 versus $297,000 in fiscal 2008.

                                     2
Other income, net for fiscal year 2009 totaled $223,000 versus $868,000 in fiscal 2008. Other income in fiscal 2009 includes $294,000 of net interest income. Additionally, other income includes $68,000 of foreign currency transaction losses, primarily as a result of the EURO weakening against the US dollar. Other income in Fiscal 2008 includes $748,000 of net interest income and $120,000 of foreign currency transaction gains, primarily as a result of the EURO strengthening relative to the US dollar.

Income tax expense (benefit) for fiscal 2009 was a benefit of $2.0 million versus $1.0 million of tax expense in fiscal 2008. The Company's effective tax rate for financial reporting purposes in fiscal 2009 was approximately 39%. The Company has Federal and State net operating loss (NOL) carryforwards of approximately $5,578,000 and $3,981,000, respectively. These can be used to offset future taxable income and expire between 2023 and 2029 for Federal tax purposes and 2016 and 2029 for State tax purposes. In April 2009, after review of its operating results and operating plans, management concluded that it remains more likely than not that the Company will utilize all of its NOL carry-forwards.

Fiscal 2008 Compared With Fiscal 2007

Revenues for fiscal 2008 were $30.9 million compared to $38.4 million in fiscal 2007. The decline in revenues came primarily from decreased selling prices. In fiscal 2008, the Company's purchase cost of the primary DRAMs used in our products declined by over 60 percent. This resulted in a larger than anticipated reduction in our selling prices as we passed our cost savings through to our customers. Consequently, the Company's selling prices for similar products when compared on a year over year basis were lower than expected.

Cost of sales was $19.0 million in fiscal 2008 or 61.6 percent of revenues compared to $29.4 million or 76.6 percent of revenues in fiscal 2007. There were several primary factors which contributed to the percentage decline. The Company's general pricing strategy has been to reduce its selling prices by approximately the same amount as the cost savings realized from lower DRAM prices. This has had the effect of increasing the realized gross margin percentage. Also, during fiscal 2008, there was a shift in sales to larger capacity memory modules, which typically command higher margins. As the price of the Company's higher capacity products came down as a result of lower DRAM costs, they became a more affordable option for customers with memory intensive applications. Finally, year over year cost of sales expense also included savings of approximately $626,000 as a result of a reduction in workforce and other manufacturing costs initiated in the fourth quarter of the fiscal year 2007.

Engineering expenses were $1.3 million in fiscal 2008 versus $1.2 million in fiscal 2007.

Selling, general and administrative expenses were $8.8 million in fiscal 2008 versus $9.6 million in fiscal 2007. The decline in expense was primarily the result of workforce and other cost reductions initiated at the end of the prior fiscal year. Also, included in the fiscal year 2008 expense is $297,000 of stock-based compensation expense, compared to $440,000 in fiscal 2007.

Other income, net for fiscal year 2008 totaled $868,000 versus $3.1 million in fiscal 2007. Other income in fiscal 2008 included $748,000 of net interest income and $120,000 of foreign currency transaction gains, primarily as a result of the EURO strengthening relative to the US dollar. Other income in fiscal 2007 included $2.3 million received from a DRAM manufacturer related to a settlement agreement. In fiscal 2007, the Company also received $712,000 of net interest income and realized approximately $97,000 of foreign currency transaction gains.

Income tax expense for fiscal 2008 was $1.0 million versus $450,000 in fiscal 2007.


Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2009 amounted to $15.5 million, including cash and cash equivalents of $12.5 million, compared to working capital of $22.4 million, including cash and cash equivalents of $17.6 million, at the end of fiscal 2008. Current assets at the end of fiscal 2009 were 6.0 times current liabilities compared to 10.0 times at the end of fiscal 2008.

Accounts receivable at the end of fiscal 2009 were $3.4 million compared to fiscal 2008 year-end trade receivables of $4.0 million.

The Company used $3.6 million of cash flows from operating activities primarily as a result of net losses of $3.1 million. Other uses of operating cash flows included a deferred income taxes increase of $2.0 million, an accounts payable decrease of $594,000 and an inventories increase of $223,000. Cash used in operating activities was partially offset by a $940,000 decrease in accounts receivable, which was primarily the result of reduced revenues. Also, depreciation and amortization expense of $456,000, non-cash stock-based compensation expense of $533,000 and other non-cash stock option expense of $121,000 offset the cash used in operating activities. Other net changes in assets and liabilities increased cash flows from operating activities by $421,000.

Cash used in investing activities totaled approximately $1.5 million and consisted of the acquisition of a business, more fully described below, totaling approximately $912,000 and additions of property and equipment totaling approximately $617,000.

Capital expenditures were $617,000 in fiscal 2009 compared to $235,000 in fiscal 2008. Fiscal 2010 capital expenditures are expected to total approximately $650,000. At the end of fiscal 2009, contractual commitments for capital purchases were zero.

On December 4, 2002, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2009, the total number of shares authorized for purchase under the program is 172,196 shares. In fiscal 2009 and 2008, the Company did not repurchase any shares of its common stock.

On June 21, 2004, the Company entered into a credit facility with a bank, which provided for up to a $5 million revolving credit line. The Company was required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. There have been no borrowings against the credit line. On February 23, 2009, the Company canceled this agreement.

                                     3
On March 31, 2009, the Company acquired certain assets of Micro Memory
Bank, Inc. (MMB), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expands the Company's memory product offerings and routes to market. The Company purchased the assets from MMB for total consideration of approximately $2,253,000, of which approximately $912,000 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190,000 and certain accrued liabilities totaling approximately $122,000. Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the new Dataram business unit to be operated as a result of the acquisition (the
Unit) and consists of a percentage, averaging 65%, payable quarterly, over the next four years of earnings before interest, taxes, depreciation and amortization of the Unit. At April 30, 2009 the estimated remaining purchase price to be paid under the agreement is $1,029,000. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting in accordance with the provisions of SFAS No. 141. The results of operations of MMB for the period from the acquisition date, March 31, 2009, through April 30, 2009 have been included in the consolidated results of operations of the Company.

Management believes that the Company's existing cash resources will be sufficient to meet short-term liquidity needs. Management further believes that its working capital is adequate to finance the Company's long-term operating needs and future capital requirements.


Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2009 are as follows:

                                        Operating leases
Year ending April 30:                   ________________
2010                              $         533,000
2011                                        387,000
2012                                         34,000
Thereafter                                        0
                                  $         954,000
                                        ===========


Purchases

At April 30, 2009, the Company had open purchase orders outstanding totaling $1.1 million primarily for inventory items to be delivered in the first quarter of fiscal 2010. These purchase orders are cancelable.


Recently Adopted Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 gives the Company the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS 159 was effective for the Company beginning May 1, 2008. The Company has reviewed the provisions of SFAS 159, and has determined that as of April 30, 2009 the provisions of SFAS 159 do not apply to any of the Company's assets or liabilities. In the event that the Company acquires any future assets or liabilities which would be subject to the provisions of SFAS 159, the Company will make an election relative to those assets or liabilities at the time of acquisition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161), which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS Statement No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our consolidated financial position, financial performance, and cash flows. SFAS 161 was effective for us beginning February 1, 2009. The Company does not own any derivative instruments nor does it participate in hedging activity.

Recent Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS 141R), which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for us beginning May 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" (SFAS 160), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings.
SFAS 160 is effective for us beginning May 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company has no minority or noncontrolling interest as defined in SFAS 160.

In May 2009, the FASB issued SFAS 165, "Subsequent Events." (SFAS 165).
SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for periods ending after June 15, 2009. The adoption of SFAS 165 is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162" (SFAS 168). SFAS 168 defines the order in which accounting principles generally accepted in the United States of America should be followed. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have a material impact on our consolidated financial statements.

                                     4
Critical Accounting Policies

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

Stock Option Expense - In December 2004, SFAS No. 123 (revised 2004), "Share-Based Payment"(SFAS 123R) was issued. SFAS 123R revises SFAS 123 and supersedes APB No. 25, "Accounting for Stock Issued to Employees" (APB 25). SFAS 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. The Company adopted the guidance in SFAS 123R effective May 1, 2006. The accompanying consolidated statement of earnings for the fiscal year ended April 30, 2009 includes approximately $533,000 of compensation expense in the selling, general and administrative expense line item related to the fair value of options granted to employees and directors under the Company's stock-based employee compensation plans, which amount is being amortized over the service period in the financial statements, as required by SFAS 123R. These awards have been classified as equity instruments, and as such, a corresponding increase, net of the reversal of the previously recorded income tax benefit for options which expired during the reporting period has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2009. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Expected life is based on the Company's historical experience of option exercises relative to option contractual lives; expected volatility is based on the historical volatility of the Company's share price; expected dividend yield assumes the current dividend rate remains unchanged; risk-free interest rate approximates
United States government debt rates at the time of option grants.

Research and Development Expense - All research and development costs are expensed as incurred, including Company-sponsored research and development and costs of patents and other intellectual property that have no alternative future use when acquired and in which we have an uncertainty in receiving future economic benefits.

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


Quantitative and Qualitative Disclosure about Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments consist of overnight deposits with banks, money market accounts and commercial paper, which matures within ninety days. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

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


Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal control over financial reporting during the fiscal year ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                     5
Report of Management on Internal Control over Financial Reporting

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

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal
Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of April 30, 2009. There were no changes in our internal control over financial reporting during the quarter ended
April 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in the Annual Report.


Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2009                   2008
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 3.35      $ 2.21      $ 4.60     $ 4.01
Second Quarter       2.50        1.13        4.08       3.05
Third Quarter        1.88        1.08        3.59       2.95
Fourth Quarter       1.40        1.11        3.55       2.82


At April 30, 2009, there were approximately 7,000 shareholders.
Dividends paid in the fiscal year ended April 30, 2008 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share. In a press release dated June 4, 2008, the Company announced that the Board of Directors suspended future dividend payments.
                                     6


               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2009 and 2008
         (In thousands, except share and per share amounts)



                                               2009       2008
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $12,525    $17,642
  Accounts receivable, less allowance for
    doubtful accounts and sales returns
    of $290 in 2009 and $250 in 2008           3,381      4,047
  Inventories:
    Raw materials                              1,345      1,379
    Work in process                               15         65
    Finished goods                               841        533
                                              ______     ______
                                               2,201      1,977

  Deferred income taxes                          300      1,101
  Other current assets                           126         98
                                              ______     ______
               Total current assets           18,533     24,865


Deferred income taxes                          3,282        480

Property and equipment:
  Machinery and equipment                     11,761     11,075
  Leasehold improvements                       2,225      2,103
                                              ______     ______
                                              13,986     13,178
  Less accumulated depreciation
  and amortization                            12,886     12,492
                                              ______     ______
               Net property and equipment      1,100        686


Other assets                                     136         79

Intangible assets, less accumulated
  amortization of $55                          1,504          -
                                              ______     ______

                                             $24,555    $26,110
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 1,386    $ 1,789
  Accrued liabilities                          1,689        702
                                              ______     ______
               Total current liabilities       3,075      2,491

Accrued liabilities                              381          -
                                              ______     ______
               Total liabilities               3,456      2,491

Commitments and contingencies

Stockholders' equity:
  Common stock, par value $1.00 per share.
    Authorized 54,000,000 shares; issued
    and outstanding 8,869,184 in 2009
    and 2008                                   8,869      8,869
  Additional paid-in capital                   7,023      6,408
  Retained earnings                            5,207      8,342
                                              ______     ______
               Total stockholders' equity     21,099     23,619

                                              ______     ______

                                             $24,555    $26,110
                                              ======     ======

See accompanying notes to consolidated financial statements.

                                     7





               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 2009, 2008 and 2007
             (In thousands, except per share amounts)


                                         2009     2008     2007
                                       _______  _______  _______

Revenues                              $ 25,897 $ 30,893 $ 38,404
Costs and expenses:
  Cost of sales                         17,443   19,016   29,410
  Engineering                            1,219    1,267    1,243
  Research and development               1,531        -        -
  Selling, general and administrative   11,064    8,837    9,605
                                       _______  _______  _______
                                        31,257   29,120   40,258
                                       _______  _______  _______
Earnings (loss) from operations         (5,360)   1,773   (1,854)
Other income (expense):
  Interest income                          300      754      717
  Interest expense                          (6)      (6)      (5)
  Currency gain (loss)                     (68)     120       97
  Other income (expense)                    (3)       -    2,265
                                       _______  _______  _______
                                           223      868    3,074
                                       _______  _______  _______

Earnings (loss) before income tax
  Expense (benefit)                     (5,137)   2,641    1,220

Income tax expense (benefit)            (2,002)   1,033      450
                                       _______  _______  _______
Net earnings (loss)                    $(3,135) $ 1,608  $   770
                                       =======  =======  =======
Net earnings (loss) per common share:
  Basic                                $ (0.35) $  0.18  $  0.09
                                       =======  =======  =======


  Diluted                              $ (0.35) $  0.18  $  0.09
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.
                                      8



              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2009, 2008 and 2007
                          (In thousands)
                                         2009     2008     2007
                                        ______    _____   ______

Cash flows from operating activities:
Net earnings (loss)                   $ (3,135) $  1,608 $    770
Adjustments to reconcile net earnings
     (loss)to net cash provided by
     (used in)operating activities:
     Depreciation and amortization         456       312      383
     Bad debt expense (recovery)           204       (18)      29
     Stock-based compensation expense      533       297      440
     Other stock option expense            121         -        -
     Loss on sale of property
         and equipment                       2         -        -
Deferred income tax expense
   (benefit)                            (2,040)      691      269
     Excess tax benefits from sale of
        common shares under stock
        option plan                           -      (81)    (113)
     Changes in assets and liabilities
        (net of effect of acquisition
        of business):
        Decrease in accounts receivable    940       688      146
        Decrease (increase) in
           inventories                    (223)      144       67
   Decrease (increase) in
      other current assets                 (28)      133     (150)
        Decrease (increase) in
           other assets                    (41)       26        -
        Increase (decrease) in
           accounts payable               (594)      192     (460)
        Increase (decrease) in
           accrued liabilities             217      (274)     324
                                         _____    _____    _____
  Net cash provided by (used in)
     operating activities               (3,588)    3,718    1,705
                                         _____     _____    _____
Cash flows from investing activities:
    Acquisition of business               (912)        -        -
    Collection of note receivable            -     1,537        -
    Additions to property and
       equipment                          (617)     (235)    (320)
    Proceeds from sale of property and
       equipment                             -        21        -
                                         _____     _____    _____
Net cash provided by (used in)
    investing activities                (1,529)    1,323     (320)
                                         _____     _____    _____

Cash flows from financing activities:
  Proceeds from sale of common shares
     under stock option
     plan (including tax benefits)           -       496      651
  Excess tax benefits from sale of
     common shares under stock
     option plan                             -        81      113
  Dividends paid                             -    (2,114)  (2,055)
                                         _____     _____    _____
  Net cash used in financing activities      -    (1,537)  (1,291)
                                         _____     _____    _____
Net increase (decrease) in cash
     and cash equivalents               (5,117)    3,504       94
Cash and cash equivalents at
   beginning of year                    17,642    14,138   14,044
                                         _____     _____    _____
Cash and cash equivalents at end
   of year                            $ 12,525  $ 17,642 $ 14,138
                                         =====     =====    =====

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                          $      6  $      6  $     5
                                         =====      =====   =====
    Income taxes                      $     20  $    134  $   205
                                         =====      =====   =====

See accompanying notes to consolidated financial statements.
                                     9



               DATARAM CORPORATION AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity
            Years ended April 30, 2009, 2008 and 2007
               (In thousands, except share amounts)
                                                           Total
                                      Additional           stock-
                              Common  paid-in   Retained  holders'
                              stock   capital   earnings  equity
                              ______  ________  ________  ________


Balance at April 30, 2006    $ 8,487  $  4,906  $10,133    $23,526
  Issuance of 200,359 shares
   under stock option plans,
   including income tax
   benefit of $113               201       450       -         651

  Net earnings                     -         -     770         770

  Stock-based compensation expense -       440       -         440

  Dividends paid (1)               -         -  (2,055)     (2,055)

                              ______   _______  _______    _______
Balance at April 30, 2007    $ 8,688  $  5,796  $ 8,848    $23,332


  Issuance of 181,429 shares
   under stock option plans,
   including income tax
   benefit of $81                181       315        -        496

  Net earnings                     -         -    1,608      1,608

  Stock-based compensation expense -       297        -        297

  Dividends paid (2)               -         -   (2,114)    (2,114)

                              ______   _______  _______    _______
Balance at April 30, 2008    $ 8,869  $  6,408  $ 8,342    $23,619

  Net loss                         -         -   (3,135)    (3,135)

  Stock-based compensation expense
    Net of tax effect of
    expired options of $39         -       494        -        494

  Other stock option expense       -       121        -        121

                              ______   _______  _______    _______
Balance at April 30, 2009    $ 8,869  $  7,023  $ 5,207    $21,099
                              ======    ======   ======     ======


   (1) Dividends paid in the fiscal year ended April 30, 2007 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share.
   (2) Dividends paid in the fiscal year ended April 30, 2008 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share.

See accompanying notes to consolidated financial statements.
                                     10


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

Accounts Receivable

Accounts receivable consists of the following categories:

                                         April 30, 2009     April 30, 2008
                                        ________________    ______________
Trade receivables                       $      3,599        $    4,173
VAT receivable                                    72               124
Allowance for doubtful accounts
  and sales returns                             (290)             (250)
                                        ________________    ______________
                                        $      3,381        $    4,047
                                        ================    ==============


Inventories

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Note Receivable

On December 29, 2005, the Company closed on an agreement to sell its undeveloped land. The purchase price was $3,075 of which half, or $1,537, was paid in the form of a note that accrued interest, payable monthly, at 5% per annum for a period of one year and 7.5% per annum thereafter. In fiscal 2008, the note was paid in full.


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

Intangible Assets

Intangible assets with determinable lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to five years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented.

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

Engineering and Research and Development

The Company expenses engineering costs as incurred. Engineering effort is directed to the development of new or improved computer memory products as well as ongoing support for existing products. Research and development expenses for the fiscal year ended April 30, 2009 include payroll, employee benefits, stock-based compensation, other headcount-related expenses, licensing fees and third-party development and programming costs associated with development of the Company's storage product line. These storage products are not yet released for sale.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes"(SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.


Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers. At April 30, 2009, amounts due from one customer totaled approximately 21% of accounts receivable. At April 30, 2008, amounts due from two customers totaled approximately 26% of accounts receivable.

                                     11
In fiscal 2009, the Company had sales to one customer that accounted for approximately 17% of revenue. In fiscal 2008, the Company had sales to one customer that accounted for approximately 14% of revenue. In fiscal 2007, the Company had no sales to any one customer that accounted for 10% or more of revenues.


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

                                   Year ended April 30, 2009
                                 Loss      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net loss per share
-net loss and weighted
average common shares
outstanding                    $(3,135)    8,869,184     $ (.35)
Effect of dilutive securities
-stock options                       -             -          -
                               _______     _________     ______
Diluted net loss per share
-net loss weighted
average common shares
outstanding and effect of
stock options                  $(3,135)    8,869,184     $ (.35)
                               =======     =========     ======



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
                               =======     =========     ======




Diluted net loss per common share does not include the effect of options to purchase 1,307,675 shares of common stock for the year ended April 30, 2009 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 756,135 shares of common stock for the year ended April 30, 2008 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 555,938 shares of common stock for the year ended April 30, 2007 because they are anti-dilutive.

                                     12

Product Warranty

The majority of the Company's products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated.

                    Balance      Charges to                          Balance
                    Beginning    Costs and                                End
                    of Year      Expenses     Other    Deductions     of Year
                    _________    _________    _____    __________    ________
Year Ended
April 30, 2009      $  54           5          25(1)      (5)         $  79

Year Ended
April 30, 2008      $  54          20           -       (20)         $  54

Year Ended
April 30, 2007      $  54           4           -        (4)          $  54

   (1) Includes a warranty obligation of an acquired business (See Note 2).


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


Stock-Based Compensation

At April 30, 2009, the Company has stock-based employee and director compensation plans, which are described more fully in Note 6. New shares of the Company's common stock are issued upon exercise of stock options.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R requires that such transactions be accounted for using a fair value-based method. SFAS 123R requires companies to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The Company implemented SFAS 123R effective May 1, 2006.

As a result of adopting SFAS 123R, our consolidated statement of operations for fiscal year ended April 30, 2009 includes $533 of compensation expense. Compensation expense is recognized in the selling, general and administrative expenses line item of the accompanying consolidated statements of operations on a ratable basis over the vesting periods. These stock option grants have been classified as equity instruments, and as such, a corresponding increase, net of the reversal of the previously recorded income tax benefit for options which expired during the reporting period has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2009. In fiscal 2008 and fiscal 2007, stock-based compensation expense totaled $297 and $440, respectively. A corresponding increase of $297 is reflected in additional paid-in capital in fiscal 2008's balance sheet. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model.

SFAS 123R requires excess tax benefits to be reported as a financing cash inflow. The Company had $81 of excess tax benefits in fiscal 2008. The Company had $113 of excess tax benefits in fiscal 2007.



A summary of option activity under the plans for the fiscal year ended April 30, 2009 is as follows:

                               Weighted        Weighted average    Aggregate
                                average           remaining       intrinsic
                   Shares    exercise price    contractual life      value(1)
                 __________    __________        __________       __________
Balance
April 30, 2008      899,000       $5.69               3.64           $   26

Granted             468,000       $2.36                  -                -
Exercised                 -           -                  -                -
Expired            (109,325)      $4.74                  -                -

Balance
April 30, 2009    1,257,675       $4.53               4.37           $    4

Exercisable
April 30, 2009      796,175       $5.79               2.40           $    -

(1) These amounts represent the difference between the exercise price and $1.32, the closing price of Dataram common stock on April 30, 2009 as reported on the NASDAQ Stock Market, for all in-the-money options outstanding. For exercised options, intrinsic value represents the difference between the exercise price and the closing price of Dataram common stock on the date of exercise.

Total cash received from the exercise of options in fiscal 2009 was nil. During fiscal 2009, 116,500 options completed vesting. As of April 30, 2009, there was $538 of total unrecognized compensation expense related to stock options. This expense is expected to be recognized over a weighted average period of approximately one year. At April 30, 2009, an aggregate of 793,227 shares were authorized for future grant under the Company's stock option plans.


The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                              2009         2008     2007
                                           -----------   -------  -------
Expected life (years)                      5.0 or 10.0     4.0      4.0
Expected volatility                           110%         110%      67%
Expected dividend yield                         -          7.2%     5.1%
Expected forfeiture rate                      5.0%         5.0%       -
Risk-free interest rate                       4.0%         5.0%     5.0%
Weighted average fair value of options
  granted during the year                  $ 2.36       $ 1.81   $ 2.00

Expected life is based on the Company's historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company's share price. Expected dividend yield assumes the current dividend rate remains unchanged. Expected forfeiture rate is based on the Company's historical experience. Risk free interest rate approximates United States government debt rates at the time of option grants.
                                     13
 (2) Acquisition

On March 31, 2009, the Company acquired certain assets of Micro Memory
Bank, Inc. (MMB), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expands the Company's memory product offerings and routes to market. The Company purchased the assets from MMB for total consideration of approximately $2,253 of which approximately $912 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190 and certain accrued liabilities totaling approximately $122. Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the new Dataram business unit to be operated as a result of the acquisition (the Unit) and consists of a percentage, averaging 65%, payable quarterly, over the next four years of earnings before interest, taxes, depreciation and amortization of the Unit. At April 30, 2009, the estimated remaining purchase price to be paid under the agreement is $1,029 and is recorded as an accrued liability (of which, $381 has been classified as long-term) in the Company's consolidated balance sheet. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting in accordance with the provisions of SFAS No. 141. The results of operations of MMB for the period from the acquisition date, March 31, 2009, through April 30, 2009 have been included in the consolidated results of operations of the Company.

The total consideration of the acquisition has been allocated to the fair value of the assets of MMB as follows:

Accounts receivable                             $    478
Machinery and equipment                              200
Deposits                                              16
Trade names                                           733
Customer relationships                               758
Non-compete agreement                                 68
                                                --------
Gross assets acquired                              2,253
Liabilities assumed                                  312
Net assets acquired                             $  1,941
                                                ========
The Company estimates that it has no significant residual value related to its intangible assets. Acquired intangibles generally are amortized on a straight-line basis over weighted average lives. Intangible assets amortization expense was $55 for fiscal year 2009 and nil for fiscal years 2008 and 2007. The components of finite-lived intangible assets acquired during fiscal year 2009 are as follows:

                          Gross      Weighted                    Net
                         Carrying     Average   Accumulated    Carrying
                          Amount       Life     Amortization    Amount
                         ________    _______    ____________   ________
Trade names             $   733      5 Years      $ 41          $   692
Customer relationships      758      2 Years        12              746
Non-compete agreement        68      4 Years         2               66
                        -------                   ----          -------
                        $ 1,559                   $ 55          $ 1,504
                        =======                   ====          =======

The following table outlines the estimated future amortization expense related to intangible assets:

Year ending April 30:
2010                                $   637
2011                                    407
2012                                    164
2013                                    162
2014                                    134
                                    $ 1,504
                                    =======

(3) Long-Term Debt

On June 21, 2004, the Company entered into a credit facility with a bank, which provided for up to a $5 million revolving credit line. The Company was required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. There have been no borrowings against the credit line.
On February 23, 2009, the Company canceled this agreement.

(4) Related Party Transactions

During fiscal 2009, the Company purchased inventory for resale totaling approximately $727 from Sheerr Memory, LLC (Sheerr Memory). Sheerr Memory is wholly owned by Mr. David Sheerr, who is employed by the Company as the general manager of the acquired MMB business unit described in Note 2. When the Company acquired certain assets of MMB, it did not acquire any of its inventory. However, the Company informally agreed to purchase such inventory on an as needed basis, provided that the offering price was a fair market value price. The inventory acquired was purchased subsequent to the acquisition of MMB at varying times and consisted primarily of raw materials and finished goods used to produce products sold by the MMB business unit. Approximately $167 of these purchases were paid for by the Company in fiscal 2009 and the remaining $560 are classified as accounts payable in the Company's consolidated balance sheet as of April 30, 2009. Sheerr Memory offers the Company trade terms of Net 30 days and all invoices are settled in the normal course of business. No interest is paid. The Company has made further purchases from Sheerr Memory subsequent to
April 30, 2009 and management anticipates that the Company will continue to do so, although the Company has no obligation to do so.
                                     14
(5) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:
                                          2009         2008         2007
                                         _____        _____        _____
Current:
     Federal                           $    -     $      75     $    113
     State                                  -           267           68
                                         _____        _____        _____

                                                        342          181
                                         _____        _____        _____
Deferred:
     Federal                            (1,595)         678          274
     State                                (407)          13           (5)
                                         _____        _____        _____
                                        (2,002)         691          269
                                         _____        _____        _____
Total income tax expense (benefit)    $ (2,002)     $ 1,033      $   450
                                         =====        =====        =====


The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2009         2008         2007
                               _____        _____        _____

Computed "expected" tax
  expense (benefit)          $(1,798)   $    924       $  427
State income taxes(net
  of Federal income tax
  benefit)                      (269)        173           41

Other                             65         (64)         (18)
                               _____        _____        _____

                             $(2,002)    $ 1,033       $  450
                               =====       =====         =====




The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                            2009         2008
                                            ____         ____
Deferred tax assets:
  Compensated absences and severance,
   principally due to accruals for
   financial reporting purposes          $   139      $    75
  Stock-based compensation expense           493          289
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         113           98
  Property and equipment, principally
   due to differences in depreciation        (40)          63
  Intangible assets                           63            -
  Inventories                                 94          115
  Foreign tax credit                          53           53
  Domestic net operating losses            2,142          506
  Alternative minimum tax                    438          382
  Other                                       87            -
                                           _____        _____
Gross deferred tax assets                  3,582        1,581

Deferred tax liabilities                      -            -

                                           _____        _____
Net deferred tax assets                  $ 3,582      $ 1,581
                                           =====        =====


The Company has Federal and State net operating loss carryforwards of approximately $5,578 and $3,981, respectively. These can be used to offset future taxable income and expire between 2023 and 2029 for Federal tax purposes and 2016 and 2029 for State tax purposes. The tax benefit of net operating loss carryforwards utilized in each of the three years ended April 30, 2009 is as follows:

                      Federal   State     Total
         2009         $ -       $ -      $ -
         2008         $2,208    $ -      $2,208
         2007         $1,056    $ -      $1,056

                                     15

(6) Stock Option Plans

The Company has a 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allowed granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. Under option agreements granted under the plan, the holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2009, 54,050 of the outstanding options are exercisable. No further options may be granted under this plan.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years. At April 30, 2009, 506,125 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30, 2009, is as follows:
                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________


Balance April 30, 2006       1,127,375     $  1.708-24.250        $    4.767

   Granted                     103,300            4.700                4.700
   Exercised                  (200,359)        2.313-4.090             2.684
   Expired                     (18,250)       2.313-10.000             6.026
                             _________        ____________         __________

Balance April 30, 2007       1,012,066        2.813-24.250              5.150

   Granted                      95,000            3.330                 3.330
   Exercised                  (292,464)           2.813                 2.813
   Expired                    (151,602)       2.813-24.250              5.553
                             _________        ____________          __________
Balance April 30, 2008         663,000        2.813-24.250              5.828

   Granted                     412,000        1.280-3.200               2.405
   Exercised                         -                  -                   -
   Expired                    (109,325)       1.990-7.9800              4.738
                             _________        ____________         __________
Balance April 30, 2009         965,675     $  1.280-24.250        $     4.491
                             =========        ============         ==========

The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire either five or ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2009, 236,000 of the outstanding options are exercisable.
                                     16
The status of the non-employee director options for the three years ended April 30, 2009, is as follows:


                                        Options Outstanding
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________


Balance April 30, 2006        172,000       $ 2.990-7.980        $      6.095

   Granted                     40,000            4.700                  4.700
   Exercised                        -                   -                   -
   Expired                    (16,000)        6.750-7.980               7.365
                             ________        ____________        ____________
Balance April 30, 2007        196,000         2.990-7.980               5.965

   Granted                     40,000            3.330                  3.330
   Exercised                        -                   -                   -
   Expired                          -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2008        236,000         2.990-7.980               5.304

   Granted                     56,000            1.990                  1.990
   Exercised                        -                   -                   -
   Expired                          -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2009        292,000       $ 1.990-7.980        $      4.668
                             ========        ============        ============


Other Stock Option Expense

During fiscal 2009's first quarter, the Company granted options to purchase 50,000 shares of the Company's common stock to a privately held company in exchange for certain patents and other intellectual property. The options granted are exercisable at a price representing the fair value at the date of grant, are 100% exercisable on the date of grant and expire ten years after date of grant. The calculated fair value of these options is approximately $121 and was determined using the Black-Scholes option pricing model based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends, using an expected quarterly dividend rate of zero, an expected forfeiture rate of zero, a calculated volatility factor of 110% and a risk-free interest rate of 4.0%. Such calculated fair value has been charged in its entirety to the research and development expense line item in the accompanying consolidated statement of operations for this grant as of April 30, 2009. These stock option grants have been classified as equity instruments, and as such, a corresponding increase of $121 has been reflected in additional paid-in capital in the accompanying consolidated balance sheet as of April 30, 2009.

(7) Accrued Liabilities

Accrued liabilities consist of the following at April 30:

                                            2009          2008
                                          --------    --------
Contingently payable acquisition
   purchase price (See Note 2)            $    648    $      -
Payroll, including vacation                    490         317
Severance costs                                174           -
Commissions                                     42         133
Other                                          335         252
                                          --------    --------
                                          $  1,689    $    702
                                          ========    ========

                                     17
(8) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements. Rent charged to operations pursuant to such operating leases amounted to approximately $561 in 2009, $655 in 2008 and $725 in 2007.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2009 are as follows:

                                     Operating leases
                                     ________________
Year ending April 30:
2010                                 $         533
2011                                           387
2012                                            34
Thereafter                                       -
                                            ______
                                     $         954
                                            ======



Purchases

At April 30, 2009, the Company had open purchase orders outstanding totaling $1.1 million, primarily for inventory items to be delivered in the first quarter of fiscal 2010. These purchase orders are cancelable.

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. Royalties charged to operations pursuant to such agreements amounted to approximately $160 in 2009, $171 in 2008 and $119 in 2007.



Legal Proceedings

The Company is not involved in any claim or legal action that, in the opinion of management, would have a material effect on the Company's consolidated financial position, results of operations or liquidity.

(9) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 4.5 percent effective January 1, 2008. In prior years the Company contributed up to 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately
$ 249, $239 and $236 in 2009, 2008 and 2007, respectively.

                                     18

(10) Revenues by Geographic Location

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues, total assets and long lived assets for 2009, 2008 and 2007 by geographic region is as follows:

                          United   Europe    Other*  Consolidated
                          States
                         _______  _______   ______   ____________

April 30, 2009
  Revenues             $  19,088 $  4,793   $ 2,016     $  25,897
  Total assets         $  24,416 $    106   $    33     $  24,555
  Long lived assets    $   2,604 $      0   $     0     $   2,604

April 30, 2008
  Revenues             $  22,270 $  5,875   $ 2,748     $  30,893
  Total assets         $  26,030 $     78   $     2     $  26,110
  Long lived assets    $     686 $      0   $     0     $     686

April 30, 2007
  Revenues             $  27,583 $  6,484   $ 4,337     $  38,404
  Total assets         $  25,428 $    464   $    13     $  25,905
  Long lived assets    $     784 $      0   $     0     $     784


*Principally Asia Pacific Region




(11) Quarterly Financial Data (Unaudited)


                                               Quarter Ended
                               ____________________________________________
Fiscal 2009                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 7,563      $ 7,059      $ 5,635    $ 5,639
Gross profit                     2,628        2,399        1,739      1,688
Net loss                          (606)        (393)      (1,024)    (1,112)
Net loss per diluted
common share                      (.07)        (.04)        (.12)      (.13)


Quarter Ended
Fiscal 2008                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 8,617      $ 8,556      $ 6,675    $ 7,045
Gross profit                     3,037        3,242        2,644      2,954
Net earnings                       405          569          233        401
Net earnings per diluted common
and common equivalent share        .05          .06          .03        .05

Earnings (loss) per share is calculated independently for each quarter and, therefore, may not equal the total for the year.

                                     19


         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
Dataram Corporation:

We have audited the accompanying consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2009 and 2008, and their results of operations and cash flows for each of the years in the three-year period ended April 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2007.


J.H. Cohn LLP
Lawrenceville, New Jersey
July 24, 2009



Selected Financial Data

(Not covered by Independent Registered Public Accounting Firm's Reports) (In thousands, except per share amounts)

Years Ended April 30,        2009       2008       2007       2006      2005
______________________       ____       ____       ____       ____      ____

Revenues                $  25,897   $ 30,893   $ 38,404  $  41,795  $ 65,684
Net earnings (loss)        (3,135)     1,608        770      2,772     6,715
Basic earnings (loss)
per share                    (.35)       .18        .09        .33       .78
Diluted earnings (loss)
per share                    (.35)       .18        .09        .31       .74
Current assets             18,533     24,865     23,893     24,108    23,435
Total assets               24,555     26,110     25,905     26,236    26,147
Current liabilities         3,075      2,491      2,573      2,710     3,966
Total stockholders'
equity                     21,099     23,619     23,332     23,526    22,181
Cash dividends paid             -      2,114      2,055      1,773         -



                                     20







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


Annual Meeting
The annual meeting of shareholders
will be held on Thursday, September 24,
2009, at 2:00 p.m. at Dataram's
corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550


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