Form 10-K, Exhibit 13
period 2012-04-30
DATARAM CORP
filed 2012-07-27
CIK 27093

Exhibit 13(a)

[DATARAM LOGO]

DATARAM CORPORATION

2012 ANNUAL REPORT

Table of Contents

1	President’s Letter

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

7	Financial Review

35	Selected Financial Data

[PICTURE OF JOHN FREEMAN]

To Our Shareholders:

Fiscal 2012 was a very challenging year. The economy and especially the semiconductor industry continued to be soft. The industry was negatively impacted by the delayed release of Intel’s new SandyBridge DDR3 technology, the floods in Thailand which shut down hard drive manufacturing for months severely reducing server shipments, and the ongoing industry consolidations which reduced DRAM prices.

Our revenues declined 23%, which was primarily driven by a 43% industry wide decline in the 2012 material cost per gigabyte. On a positive note, our gigabytes shipped increased 34%. We continue to refine our operational processes to improve our cost competitiveness. Despite these challenges there have been a number of positive contributions in 2012. We are currently actively engaged with companies interested in leveraging Dataram’s long time high quality product manufacturing abilities and other more recently developed strengths and expertise, which make our future look brighter.

In April 2012 we sold 13 patents for $5M while retaining a license to continue to use the patents in current and future Dataram products. This sale was the result of a 2009 initiative where for the first time Dataram invested in creating patents and a patent portfolio. During the following two years we wrote, applied for and were granted a number of patents. Our patent initiative has been a highly successful investment and return which will fund new growth initiatives and protect our current products. This July we had another patent application allowed. We plan to continue to further develop patents and monetize our patent portfolio.

Dataram web based sales tripled and are now over 12% of our business with significant growth projected and already experienced in fiscal 2013. Our web site supports on line product configuration, pricing, immediate chats, quotes and ordering. This system along with our partner portal better supports how many of our clients prefer to transact business as well as providing immediate response to their questions and reducing transaction costs. We continually receive positive feedback on the ease of use and how that effectively differentiates Dataram from its competitors.

Dataram’s RAMDisk is generally recognized as the price performance leader in the virtual RAM drive software market.  Our RAMDisk portal receives over 600,000 visits and processes over 400,000 downloads per year.  In addition, there has been increasing interest by corporations and systems integrators seeking to use RAMDisk for commercial purposes.  We have leveraged our website to facilitate the procurement of RAMDisk licenses for both personal and commercial use.  To further expand market penetration we intend to introduce targeted product lines and leverage strategic partnerships. Although XcelaSAN product sales are slower than expected we continue to develop new opportunities based on our XcelaSAN caching expertise and caching software. RAMDisk is a good example of how we are able to leverage the knowledge we have gained developing XcelaSAN to create new business opportunities for Dataram.

Since the close of our fiscal 2012 we have signed a contract with Crestmark our current lender, which reduced our interest rate approximately 25%, eliminated the three clearing days for calculating the outstanding balance and increased availability based on the borrowing formulas with the lender by approximately $1,200,000. These changes will result in lower financing costs for the term of the agreement. The total line remains at its current level of $3,500,000.

I am encouraged by the opportunities we are engaged in today and by others on the horizon. We continually receive inquiries from other companies and generate interest in partnering and using our manufacturing capabilities, products, caching and software expertise. We will leverage these and other Dataram strengths to make the most of growth opportunities which we expect will contribute to our profitability and shareholder value.

On behalf of the Company’s Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.

July 27, 2012

John H. Freeman

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This report includes “forward-looking statements.” The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek” and similar expressions as they relate to us or our management are intended to identify these forward-looking statements. All statements by us regarding our expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings and similar matters are forward-looking statements. Our expectations expressed or implied in these forward-looking statements may not turn out to be correct. Our results could be materially different from our expectations because of various risks, including the risks discussed in the Company’s Report on Form 10-K under “Part I - Item 1A - Risk Factors.” Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events or circumstances, occurring or existing after the date as of which such statement was made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included in Financial Statements and Supplementary Data included within this Annual Report.

Overview

Dataram Corporation (the "Company") is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company is also a developer, manufacturer and marketer of a line of high performance storage caching products. The Company provides customized memory solutions for original equipment manufacturers ("OEMs") and compatible memory for leading brands including Dell, HP, IBM and Sun Microsystems. The Company also manufactures a line of memory products for Intel and AMD motherboard based servers for sale to OEMs and channel assemblers. The Company's memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has one leased manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high-capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (“DRAM”) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

In fiscal 2009, the Company acquired certain assets of Micro Memory Bank, Inc. ("MMB"), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expanded the Company's memory product offerings and routes to market. Its products include memory upgrades for IBM, Sun, HP and Compaq computer systems. MMB also markets and sells new and refurbished factory original memory upgrades manufactured by IBM, Sun, HP and Compaq as well as factory original modules manufactured by Micron, Hynix, Samsung, Elpida and Nanya, and purchases excess memory inventory from other parties as well.

During the third quarter of fiscal 2012, the Company’s XcelaSAN (“XcelaSAN”) product was available for general release and generated approximately $8,000 of revenue, which was significantly lower than expected. The Company capitalized approximately $0.9 million of XcelaSAN development cost in the first six months of fiscal 2012. The Company capitalized approximately $1.5 million of XcelaSAN research and development costs in fiscal 2011. The Company determined in fiscal 2012’s third quarter based on the estimated future net realizable value for the expected periods of benefit that the carrying value of capitalized software development cost was impaired. As such, approximately $2.4 million of capitalized software development cost was written down to zero.

In the fourth quarter of fiscal 2012, the Company sold thirteen patents and two patent applications (covering covered solid state storage and caching products based on DRAM, flash, and other solid state technologies) for a purchase price of $5 million. Under terms of the sale, the Company retains a license to continue to use the patents in current and future Dataram products (including XcelaSAN) with limited rights to transfer its license. The Company believes that this transaction represents an exceptional opportunity to fund new growth initiatives while at the same time protecting the Company’s current product portfolio. The transaction also delivers a significant return on the investment the Company made several years ago when it committed to use funds to convert certain intellectual property to tangible patent assets.

In addition, in October 2011, Thailand experienced floods which resulted in the cessation of business at several hard drive manufacturing facilities for months. This shut down severely reduced server shipments and raised prices, negatively impacting operations for the Company and other businesses in the computer industry. The Company has worked and will continue to work to minimize the disruption this event has caused to the supply and cost of components used in the Company’s business.

In Fiscal 2013, the Company expects to work to expand its sales of memory products through both existing channels of distribution and its growing web-based marketing and sales. In addition, the Company plans to maintain and enhance its status as price performance leader in the virtual RAM drive market through its RAMDisk products. The Company also expects to continue to enhance and market its caching products, and to develop new business opportunities based on its existing expertise and software. The Company plans to continue to seek and evaluate possible strategic alliances to enhance its sales, and to develop and monetize additional intellectual property, as well.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.

Years Ended April 30,	2012	2011	2010

Revenues	100.0%	100.0%	100.0%

Cost of sales	76.2	76.4	73.6

Gross profit	23.8	23.6	26.4

Engineering	2.1	2.2	2.3

Research and development	0.0	4.0	9.7

Impairment of capitalized software	6.6	0.0	0.0

Selling, general and administrative	34.2	26.4	30.3

Loss from operations	(19.1)	(9.0)	(15.9)

Other income (expense), net	10.1	(0.9)	(0.3)

Loss before income tax expense	(9.0)	(9.9)	(16.2)

Income tax expense	0.0	0.0	8.2

Net loss	(9.0)	(9.9)	(24.4)

Fiscal 2012 Compared With Fiscal 2011

Revenues for fiscal 2012 were $36.1 million compared to $46.8 million in fiscal 2011, a 22.9 percent decrease. This decrease was primarily the result of the reduction in prices of DRAMs. The average selling price of 1 gigabyte of memory decreased approximately 43% to approximately $27 for fiscal 2012, compared to approximately $48 for fiscal 2011. To a lesser extent the buildup of IT infrastructure experienced in fiscal 2011 did not continue into fiscal 2012.

Revenues for the fiscal years ended April 30, 2012 and 2011 by geographic region were:

	Year ended	Year ended
	April 30, 2012	April 30, 2011
United States	$27,980,000	$37,400,000
Europe	5,393,000	6,481,000
Other (principally Asia Pacific Region)	2,706,000	2,966,000
Consolidated	$36,079,000	$46,847,000

Cost of sales was $27.5 million in fiscal 2012 or 76.2 percent of revenues compared to $35.8 million or 76.4 percent of revenues in fiscal 2011. Current and prior fiscal year's cost of sales as a percentage of revenue is considered by management to be within the Company's normal range as evidenced by nominal change as a percentage of revenues combined with the sales decrease. Fluctuations in cost of sales as a percentage of revenues are not unusual, however, and can result from many factors, including rapid changes in the price of DRAMs, or changes in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expense in fiscal 2012 was approximately $700,000, versus approximately $1.0 million in fiscal 2011. The reduction of engineering expense is primarily the result of a reduction of one employee and related severance cost in fiscal 2011.

Research and development expense in fiscal 2012 was nil versus approximately $1.9 million in fiscal 2011. The Company capitalized approximately $900,000 of XcelaSAN development cost in the first six months of fiscal 2012. The Company capitalized approximately $1.5 million of XcelaSAN research and development costs in fiscal 2011. Research and development expense includes payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expense also includes third-party development and programming costs.

Selling, general and administrative(S,G&A) expenses were $12.3 million in fiscal 2012 versus $12.4 million in fiscal 2011. In fiscal 2012, approximately $2.5 million of XcelaSAN sales and marketing expense was recorded to S,G&A expense compared to approximately $1.2 million in fiscal 2011. The Company’s traditional computer memory SG&A expense was approximately $1.0 million less in fiscal 2012 as compared to fiscal 2011. This reduction in expense was primarily the result of a reduction of six employees and related benefit expenses. Stock-based compensation expense was recorded as a component of S,G&A expense and totaled approximately $451,000 in fiscal 2012, versus $482,000 in fiscal 2011. In fiscal 2012, there were options granted to purchase 288,000 shares of the Company’s common stock compared to option grants to purchase 139,000 shares in fiscal 2011. Intangible asset amortization is recorded as a component of S,G&A expense and totaled approximately $163,000 in fiscal 2012, versus $407,000 in fiscal 2011.

During the third quarter of fiscal 2012, the XcelaSAN product was available for general release and generated approximately $8,000 of revenue, which was significantly lower than expected. The Company capitalized approximately $900,000 of XcelaSAN development cost in the first six months of fiscal 2012. The Company capitalized approximately $1.5 million of XcelaSAN research and development costs in fiscal 2011. The Company determined in fiscal 2012’s third quarter based on the estimated future net realizable value for the expected periods of benefit that the carrying value of capitalized software development cost was impaired. As such, approximately $2.4 million of capitalized software development cost was written down to zero.

Other income (expense), net for fiscal year 2012, totaled approximately $3.6 million income versus $401,000 expense in fiscal 2011. Other income (expense) in fiscal 2012 includes approximately $4.1 million of income recorded for the sale of thirteen patents and two patent applications, net of expenses. Other income (expense) in fiscal 2012 also includes $386,000 of interest expense and $65,000 of foreign currency transaction losses, primarily the result of the US dollar strengthening against the EURO. Other income (expense), net for fiscal 2011 includes $286,000 of interest expense. Other income in fiscal year 2011 also includes $135,000 of foreign currency transaction losses, primarily as a result of the US dollar strengthening against the EURO. Additionally, other income (expense) includes approximately $47,000 of income recorded for the gain on sale of machinery and equipment and approximately $30,000 of expenses for bank fees related to loan applications.

The Company’s consolidated statements of operations for fiscal 2012 and 2011 include tax expense of approximately $5,000 each year that consists of state minimum tax payments. As of April 30, 2012, the Company had Federal and State net operating loss (“NOL”) carry-forwards of approximately $19.0 million and $17.1 million, respectively. These can be used to offset future taxable income and expire between 2023 and 2032 for Federal tax purposes and 2016 and 2032 for state tax purposes. The Company’s NOL carry-forwards are a component of its deferred income tax assets which are reported net of a full valuation allowance in the Company’s consolidated financial statements at April 30, 2012 and at April 30, 2011.

The Company expects that all backlog on hand will be filled during the current fiscal year and most in the first quarter of fiscal 2013. The Company's backlog at April 30, 2012 was $626,000. At April 30, 2011, it was $245,000.

Fiscal 2011 Compared With Fiscal 2010

Revenues for fiscal 2011 were $46.8 million compared to $44.0 million in fiscal 2010. The Company’s revenues increased by approximately 6% in fiscal 2011 versus fiscal 2010.

Cost of sales was $35.8 million in fiscal 2011 or 76.4 percent of revenues compared to $32.4 million or 73.6 percent of revenues in fiscal 2010. Cost of sales as a percentage of revenues generally approximates 75%. Fluctuations either up or down of 3% or less are not unusual and can result from many factors, some of which are rapid changes in the price of DRAMs, a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expenses in each of fiscal 2011 and fiscal 2010 were $1.0 million.

Research and development expenses in fiscal 2011 were $1.9 million, versus $4.3 million in fiscal 2010. Research and development expense includes payroll, employee benefits, stock-based compensation expense and other headcount-related expenses associated with product development. Research and development expense also includes third-party development and programming costs. In the first quarter of fiscal 2009, the Company implemented a strategy to introduce new and complementary products into its offerings portfolio. In January 2009, the Company entered into a software purchase and license agreement with another company whereby the Company acquired the exclusive right to purchase specified software for a price of $900,000 plus a contingent payment of $100,000. Fiscal 2010’s research and development expense includes $600,000 of expense related to this agreement, of which $300,000 was expensed in the first fiscal quarter and $300,000 was expensed in the second fiscal quarter. The ompany exclusively owns the software.

Selling, general and administrative(S,G&A) expenses were $12.4 million in fiscal 2011 versus $13.4 million in fiscal 2010. Stock-based compensation expense was recorded as a component of S,G&A expense and totaled approximately $482,000 in fiscal 2011, versus $918,000 in fiscal 2010. In fiscal 2011, there were options granted to purchase 139,000 shares of the Company’s common stock compared to grants to purchase 899,500 shares in fiscal 2010. Intangible asset amortization is recorded as a component of S,G&A expense and totaled approximately $407,000 in fiscal 2011, versus $637,000 in fiscal 2010.

Other income (expense), net for fiscal year 2011 totaled $401,000 expense versus $117,000 expense in fiscal 2010. Other income (expense) in fiscal 2011 includes $286,000 of interest expense and $135,000 of foreign currency transaction losses, primarily as a result of the US dollar strengthening against the EURO. Additionally, other income (expense) includes approximately $47,000 of income recorded for the gain on sale of assets and approximately $30,000 of expenses for bank fees related to loan applications. Other income in fiscal 2010 includes $85,000 of foreign currency transaction losses and approximately $42,000 of interest expense, net of interest income.

The Company’s consolidated statements of operations for fiscal 2011 include tax expense of approximately $5,000 that consists of state minimum tax payments. The Company’s consolidated statements of operations for fiscal 2010 include approximately $3.6 million of income tax expense. Based on the assessment conducted in the Company’s reporting period ended January 31, 2010, the Company concluded that such an allowance was warranted and, accordingly, recorded a full valuation allowance for the Company’s deferred income tax assets of approximately $5.8 million in that reporting period. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

 Liquidity and Capital Resources

Cash and cash equivalents at April 30, 2012 amounted to $3.3 million and working capital amounted to $6.7 million, reflecting a current ratio of 4.0 to 1, compared to cash and cash equivalents of $345,000, working capital of $3.1 million and a current ratio of 1.4 to 1 as of April 30, 2011.

Accounts receivable at the end of fiscal 2012 totaled $2.6 million compared to fiscal 2011 year end accounts receivable of $4.6 million. The reduction of accounts receivable is a result of decreased sales.

Net cash used in operating activities totaled $1.2 million. Net losses totaled approximately $3.3 million and included approximately $2.4 million of recognized impairment of capitalized software development cost and approximately $4.1 million of gain on a sale of patents. Depreciation and amortization expense of approximately $660,000 and stock-based compensation expense of $451,000 were recorded in fiscal 2012. Inventories decreased by approximately $2.5 million and accounts receivable decreased by approximately $2.0 million. Management successfully reduced inventory during the fourth quarter of fiscal 2012 to create additional working capital. Accounts payable decreased by approximately $1.9 million primarily as a result of the reduction in inventories and suppliers reducing the Company’s trade terms. The Company does not expect to improve trade terms with suppliers until profitability returns.

Net cash provided by investing activities totaled approximately $2.7 million and consisted primarily of gain on a sale of patents of approximately $4.1 million, capitalized software development costs of approximately $907,000, fixed asset additions of approximately $233,000, and $211,000 for the acquisition of Micro Memory Bank.

Net cash provided by financing activities totaled approximately $1.4 million and consisted of net proceeds from a sale of common shares totaling approximately $3.0 million. The Company borrowed $2.0 million from David Sheerr, an employee and executive officer of the Company, and used $1.5 million to pay in full the amount due Sheerr Memory which is wholly-owned by an employee and executive officer of the Company, and $500,000 for working capital. The Company also reduced the amount due on the revolving credit facility by approximately $2.0 million.

On July 27, 2010, the Company entered into an agreement with a financial institution for formula-based secured debt financing of up to $5.0 million. Borrowings are secured by substantially all assets. On March 2, 2012, the agreement was amended to reduce the amount available under the credit facility to $3.5 million which, according to the Company’s projections, will be sufficient to allow for maximum borrowing under the formulas provided for in the agreement. On May 17, 2012, the agreement was amended and restated. The amended and restated documents reduced the interest rate to prime plus 6%, subject to a minimum of 9.25% and also not less than $8,000 per month. In addition, the loan facility now allows borrowing of 90% of eligible foreign receivables to a maximum of $500,000 and 25% of eligible inventory to a maximum of 20% of the amount available on receivables. The total credit line remains at $3.5 million and the Tangible Net Worth covenant is $2.0 million, measured quarterly. The Company agreed to pay an exit fee if it terminates the agreement more than 30 days prior to the one year anniversary of the amended and restated agreement. The amount of financing available to the Company under the agreement varies with the Company’s eligible accounts receivable and inventory. At April 30, 2012, the Company had approximately $1.1 million of additional financing available to it under the terms of the agreement.

Also, on July 27, 2010, the Company entered into an agreement with a vendor Sheerr Memory, to consign a formula-based amount of up to $3.0 million of certain inventory into the Company’s manufacturing facilities. As of April 30, 2011, the Company has received financing totaling $1.5 million under this agreement, of which $1.0 million was used to repay in full a note payable to the employee arising from an agreement entered into with the employee in February, 2010 and which expired in August, 2010. On December 14, 2011, the Company repaid the loan in full. No further financing is available to the Company under this agreement.

On May 11, 2011, the Company and certain investors entered into a securities purchase agreement pursuant to which the Company agreed to sell an aggregate of 1,775,000 shares of its common stock and warrants to purchase a total of 1,331,250 shares of its common stock to such investors. The aggregate net proceeds of such offering and sale, after deducting fees to the Placement Agent and other estimated offering expenses payable by the Company, was approximately $3.0 million. The transaction closed on May 17, 2011.

On December 14, 2011, the Company entered into a new Note and Security Agreement with Mr. Sheerr. The agreement provides for secured financing of up to $2.0 million. The Company is obligated to pay monthly interest equal to 10% per annum (calculated on a 360 day year) of the outstanding loan balance. Principal is payable in sixty equal monthly installments beginning on July 15, 2012. The Company may prepay any or all sums due under this agreement at any time without penalty. On closing, the Company borrowed $1.5 million under the agreement and repaid in full the $1.5 million due under the previously described agreement that the Company entered into with Sheerr Memory on July 27, 2010. On January 31, 2012, the Company has borrowed the full $2.0 million available under this agreement. Principal amounts due under this obligation are $33,333 per month beginning on July 15, 2012. For the next fiscal year following April 30, 2012, the principal amount due under this obligation is $333,333. In each of four fiscal periods from May 1, 2013 thru April 30, 2017, the principal amounts due under this obligation are $400,000. In the fiscal period from May 1, 2017 thru June 30, 2017, the principal amount due on this obligation is $66,667.

The weighted average interest rate on amounts borrowed under these agreements at April 30, 2012 and 2011 was 12.0% and 11.4%, respectively. The average dollar amounts borrowed under these agreements for the fiscal years ended April 30, 2012, 2011 and 2010 were $3,143,000, $2,263,000 and $250,000, respectively.

On May 11, 2011, the Company and certain investors entered into a securities purchase agreement pursuant to which the Company agreed to sell an aggregate of 1,775,000 shares of its common stock and warrants to purchase a total of 1,331,250 shares of its common stock to such investors. The aggregate net proceeds of such offering and sale, after deducting fees to the Placement Agent and other estimated offering expenses payable by the Company, were approximately $3.0 million. The transaction closed on May 17, 2011.

On April 2, 2012, the Company sold 13 patents and two patent applications for net proceeds of approximately $4.1 million. Under the terms of the sale, Dataram retains a license to continue to use the patents in current and future Dataram products including XcelaSAN, with limited rights to transfer its license.

Based on the cash received from the securities purchase agreement and patent sale and the cash flows expected to be provided from the two financing agreements above which will more than offset the cash flows projected to be used in the Company’s operations, management has concluded that the Company’s short term liquidity needs will be satisfied. There can be no assurance, however, that in the short-term, realized revenues will be in line with the Company’s projections. Management continues to evaluate the Company’s liquidity needs and expense structure as it executes its business plan.

On December 4, 2002, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company’s common stock. On April 10, 2012, the Company announced the additional authorization to repurchase up to 828,000 shares of the Company’s common stock. In fiscal 2012, the Company repurchased 43,900 shares for a total cost of $45,000. In fiscal 2011 and 2010, the Company did not repurchase any shares of its common stock. As of April 30, 2012, the total number of shares authorized for purchase under the program is 956,100 shares.

On March 31, 2009, the Company acquired certain assets of MMB. The Company purchased the assets from MMB for total consideration of approximately $2.3 million, of which approximately $912,000 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190,000 and certain accrued liabilities totaling approximately $122,000. The net assets acquired by the Company were recorded at their respective fair values under the purchase accounting guidance existing at the date of acquisition. Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the new Dataram business unit to be operated as a result of the acquisition (the Unit). Through April 30, 2012, the Company has paid or accrued approximately $2.2 million of the contingently payable purchase price which is recorded as a component of Goodwill in the Company’s consolidated financial statements.

The remaining contingently payable purchase price consists of a percentage, averaging approximately 50%, payable quarterly, over the next eleven months of earnings before interest, taxes, depreciation and amortization of the Unit and will be recorded as a component of Goodwill in the Company’s consolidated financial statements.

Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2012 are as follows:

Year ending April 30:
2013	$352,000
2014	365,000
2015	374,000
2016	368,000
2017	114,000
Thereafter	-
$1,573,000

Purchases

At April 30, 2012, the Company had open purchase orders outstanding totaling $1.3 million, primarily for inventory items to be delivered in the first three months of fiscal 2013. These purchase orders are cancelable.

Recently Adopted Accounting Guidance

There are no new pronouncements which affect the Company.

Recent Accounting Guidance Not Yet Adopted

In September 2011, the FASB issued Accounting Standards Update 2011-08, Testing Goodwill for Impairment, (“ASU 2011-08”), which amends the guidance in ASC 350-20, Intangibles — Goodwill and Other — Goodwill. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of their reporting units when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. An entity also has the unconditional option to bypass the qualitative assessment and proceed directly to performing the first step of the goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This guidance will not have a material impact on the Company’s consolidated financial statements.

Critical Accounting Policies

During December 2001, the Securities and Exchange Commission (“SEC”) published a Commission Statement in the form of Financial Reporting Release No. 60 which encouraged that all registrants discuss their most “critical accounting policies” in management’s discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company’s financial condition and results, and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company’s significant accounting policies are summarized in Note 1 to the consolidated financial statements included in this Annual Report, management believes the following accounting policies to be critical:

Revenue Recognition - Revenue is recognized when title passes upon shipment of goods to customers. The Company’s revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with the Revenue Recognition – Right of Return Topic of the FASB ASC. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Research and Development - Research and development costs are expensed as incurred, including Company-sponsored research and development and costs of patents and other intellectual property that have no alternative future use when acquired and in which we had an uncertainty in receiving future economic benefits. Development costs of a computer software product to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. Technological feasibility of a computer software product is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications (including functions, features and technical performance requirements) are completed. The Company had been developing computer software for its XcelaSAN storage caching product line. On November 4, 2010, the Company determined that technological feasibility of the product was established, and development costs subsequent to that date have been capitalized. Prior to November 4, 2010, the Company expensed all development costs related to this product line. In the third quarter of fiscal 2012 when the product was made available for general release to customers, the Company discontinued capitalizing development costs.

During the third quarter of fiscal 2012, the XcelaSAN product was available for general release and generated approximately $8,000 of revenue, which was significantly lower than expected. The Company capitalized approximately $0.9 million of XcelaSAN development cost in the first six months of fiscal 2012. The Company capitalized approximately $1.5 million of XcelaSAN research and development costs in fiscal 2011. The Company determined in fiscal 2012’s third quarter based on the estimated future net realizable value for the expected periods of benefit that the carrying value of capitalized software development cost was impaired. As such, approximately $2.4 million of capitalized software development cost was written down to zero.

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses – Income Taxes Topic of the FASB ASC. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. The Company recognizes, in its consolidated financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on technical merits of the position.  There are no material unrecognized tax positions in the financial statements.

Goodwill - Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The date of our annual impairment test is March 1.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred income tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred income tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosure about Market Risk

The Company does not invest in market risk sensitive instruments. At times, the Company’s cash equivalents consist of overnight deposits with banks and money market accounts. The Company’s rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company’s objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 5 to 10 percent of the Company’s accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but could do so as circumstances warrant.

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

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There were no changes in our internal control over financial reporting during fiscal 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has concluded that the Company’s internal control over financial reporting was effective as of April 30, 2012. This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol “DRAM”. The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

	2012		2011

	High	Low	High	Low
First Quarter	$2.04	$1.47	$2.40	$1.19
Second Quarter	1.59	1.06	2.63	1.52
Third Quarter	1.37	0.75	2.54	1.42
Fourth Quarter	1.13	0.60	2.65	1.91

At April 30, 2012, there were approximately 2,000 shareholders.

DATARAM CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

April 30, 2012 and 2011

(In thousands, except share and per share amounts)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$3,275	$345
Accounts receivable, less allowance for doubtful accounts and sales returns of $200 in 2012 and $225 in 2011	2,605	4,630
Inventories:
Raw materials	1,921	3,229
Work in process	30	36
Finished goods	981	2,197
	2,932	5,462

Other current assets	115	127
Total current assets	8,927	10,564

Property and equipment:
Machinery and equipment	11,976	11,931
Leasehold improvements	608	1,239
	12,584	13,170
Less accumulated depreciation and amortization	11,886	12,207
Net property and equipment	698	963

Other assets	55	111

Intangible assets, less accumulated amortization of $1,262 in 2012 and $1,099 in 2011	297	1,940

Goodwill	1,453	1,242

	$11,430	$14,820
Liabilities and Stockholders’ Equity
Current liabilities:
Note payable-revolving credit line	$121	$2,154
Accounts payable	1,017	2,945
Accrued liabilities	766	840
Due to related party – current portion	333	1,500
Total current liabilities	2,237	7,439

Due to related party – long term	1,667	0
Total liabilities	3,904	7,439

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $1.00 per share. Authorized 54,000,000 shares; issued and 10,703,309 at April 30, 2012 and 8,928,309 on April 30, 2011	10,703	8,928
Treasury stock 43,900 shares as of April 30, 2012 at cost	(45)	0
Additional paid-in capital	10,296	8,622
Accumulated deficit	(13,428)	(10,169)
Total stockholders’ equity	7,526	7,381

	$11,430	$14,820

See accompanying notes to consolidated financial statements.

DATARAM CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended April 30, 2012, 2011 and 2010

(In thousands, except per share amounts)

	2012	2011	2010

Revenues	$36,079	$46,847	$44,020
Costs and expenses:
Cost of sales	27,509	35,777	32,408
Engineering	740	1,033	997
Research and development	0	1,894	4,265
Selling, general and administrative	12,324	12,371	13,365
Impairment of capitalized software	2,387	0	0
	42,960	51,075	51,035
Loss from operations	(6,881)	(4,228)	(7,015)
Other income (expense):
Interest income	0	0	12
Interest expense	(386)	(286)	(54)
Currency loss	(65)	(135)	(85)
Other income	4,078	20	10
	3,627	(401)	(117)

Loss before income tax expense	(3,254)	(4,629)	(7,132)

Income tax expense	5	5	3,611
Net loss	$(3,259)	$(4,634)	$(10,743)
Net loss per common share:
Basic	$(0.31)	$(0.52)	$(1.21)

Diluted	$(0.31)	$(0.52)	$(1.21)

See accompanying notes to consolidated financial statements.

DATARAM CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended April 30, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010

Cash flows from operating activities:
Net loss	$(3,259)	$(4,634)	$(10,743)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	660	1,039	1,193
Bad debt expense (recovery)	14	(6)	32
Stock-based compensation expense	451	610	918
Gain on sale of property and equipment	-	(47)	(10)
Impairment of software development cost	2,387	-	-
Deferred income tax expense	-	-	3,582
Gain on sale of patents	(4,078)	-	-
Changes in assets and liabilities (net of effect of acquisition of business):
Decrease (increase) in accounts receivable	2,011	720	(1,994)
Decrease (increase) in inventories	2,530	1,410	(4,672)
Decrease (increase) in other current assets	12	(40)	39
Decrease (increase) in other assets	56	(6)	31
Increase (decrease) in accounts payable	(1,928)	(578)	2,137
Increase (decrease) in accrued liabilities	(74)	(898)	650
Net cash used in operating activities	(1,218)	(2,430)	(8,837)

Cash flows from investing activities:
Acquisition of business	(211)	(488)	(1,736)
Additions to property and equipment	(232)	(478)	(573)
Software development costs	(907)	(1,480)	-
Proceeds from sale of patents	4,078	-	-
Proceeds from sale of property and equipment	-	47	10
Net cash provided by (used in) investing activities	2,728	(2,399)	(2,299)

Cash flows from financing activities:
Net borrowings (repayments) under revolving credit line	(2,033)	2,154	-
Net proceeds from related party note payable	500	500	1,000
Net proceeds from sale of common shares under stock option plan	-	13	118
Net proceeds from sale of common stock	2,998	-	-
Purchase of treasury stock	(45)	-	-
Net cash provided by financing activities	1,420	2,667	1,118

Net increase (decrease) in cash and cash equivalents	2,930	(2,162)	(10,018)
Cash and cash equivalents at beginning of year	345	2,507	12,525
Cash and cash equivalents at end of year	$3,275	$345	$2,507

Supplemental disclosure of non-cash financing activities:
Borrowings from and repayments to related party	$1,500	$-	$-

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$365	$275	$54
Income taxes	$5	$5	$35

See accompanying notes to consolidated financial statements.

DATARAM CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended April 30, 2012, 2011 and 2010

(In thousands)

	Number				Retained	Total
	Of			Additional	paid-in	stock-
	Common	Common	Treasury	paid-in	(accumulated)	holders’
	Shares	stock	stock	capital	(deficit)	equity

Balance at April 30, 2009	8,869	$8,869	$-	$7,023	$5,207	$21,099

Issuance of shares under stock option plans	50	50		68	-	118

Net loss		-		-	(10,743)	(10,743)

Stock-based compensation expense		-		918	-	918
Balance at April 30, 2010	8,919	$8,919	$-	$8,009	$(5,536)	$11,392

Issuance of shares under stock option plans	9	9		3	-	12

Net loss		-		-	(4,633)	(4,633)

Stock-based compensation expense		-		610	-	610
Balance at April 30, 2011	8,928	$8,928	$-	$8,622	$(10,169)	$7,381
Net loss		-		-	(3,259)	(3,259)

Stock-based compensation expense		-		451	-	451

Issuance of shares under registered direct offering	1,775	1,775		1,223	-	2,998

Treasury stock purchased			(45)			(45)
Balance at April 30, 2012	10,703	$10,703	$(45)	$10,296	$(13,428)	$7,526

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

(1) Description of Business and Significant Accounting Policies

Dataram Corporation (“the Company”) is a developer, manufacturer and marketer of large capacity memory products primarily used in high-performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM and Sun Microsystems. Additionally, the Company manufactures a line of memory products for Intel and AMD motherboard based servers. The Company has developed and currently markets a line of high-performance storage caching products.

The Company’s memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has one leased manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high-capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory (DRAM) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Liquidity

As discussed in Note 2, the Company entered into financing agreements to address short-term liquidity needs. Also, as discussed in Note 3, on May 11, 2011, the Company entered into a securities purchase agreement with certain investors and received approximately $3.0 million in net proceeds. Also, on April 2, 2012, the Company sold 13 patents and two patent applications for net proceeds of approximately, $4.1 million. Management estimates the cash provided by the securities purchase agreement and sale of the patents will more than offset the cash flows projected to be used in the Company’s operations in fiscal 2013. As such management has concluded that the Company’s short-term liquidity needs have been satisfied. There can be no assurance, however, that in the short-term, realized revenues will be in line with the Company’s projections. In order to satisfy long-term liquidity needs, the Company will need to generate profitable operations and positive cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash and money market accounts.

Accounts Receivable

Accounts receivable consist of the following:

	April 30, 2012	April 30, 2011
Trade receivables	$2,621	$4,643
VAT receivable	184	212
Allowance for doubtful accounts and sales returns	(200)	(225)
	$2,605	$4,630

Inventories

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives, which range from two to five years for machinery and equipment and five to six years for leasehold improvements. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed from the accounts. Depreciation and amortization expense related to property and equipment for the fiscal years ended April 30, 2012, 2011 and 2010 totaled $496, $632 and $556, respectively.

Repair and maintenance costs are charged to operations as incurred.

Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated. The Company considers various valuation factors, principally undiscounted cash flows, to assess the fair values of long-lived assets.

Intangible Assets and Goodwill

Intangible assets with determinable lives, other than customer relationships, are amortized on a straight-line basis over their estimated period of benefit, ranging from four to five years. Customer relationships are amortized over a two-year period at a rate of 65% of the gross value acquired in the first year subsequent to their acquisition and 35% of the gross value acquired in the second year. The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

All of the Company’s intangible assets with definitive lives are subject to amortization. During the third quarter of fiscal 2012, the XcelaSAN product was available for general release and generated approximately $8 of revenue, which was significantly lower than expected. The Company capitalized approximately $0.9 million of XcelaSAN development cost in the first six months of fiscal 2012. The Company capitalized approximately $1.5 million of XcelaSAN research and development costs in fiscal 2011. The Company determined in fiscal 2012’s third quarter based on the estimated future net realizable value for the expected periods of benefit that the carrying value of capitalized software development cost was impaired. As such, approximately $2.4 million of capitalized software development cost was written down to zero. Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The date of the annual impairment test is March 1. There has been no impairment of Goodwill in any of the periods presented.

The Company estimates that it has no significant residual value related to its intangible assets. Intangible assets amortization expense was $164 for fiscal year 2012, $407 for fiscal year 2011 and $637 for fiscal year 2010. As of April 30, 2012, the components of finite-lived intangible assets acquired are as follows:

	Gross	Weighted		Net
	Carrying	Average	Accumulated	Carrying
	Amount	Life	Amortization	Amount
Customer relationships	$758	2 Years	$758	$0
Trade names	733	5 Year	451	282
Non-compete agreement	68	4 Years	53	15
	$1,559		$1,262	$297

As of April 30, 2011, the components of finite-lived intangible assets acquired were as follows:

	Gross	Weighted		Net
	Carrying	Average	Accumulated	Carrying
	Amount	Life	Amortization	Amount
Customer relationships	$758	2 Years	$758	$0
Trade names	733	5 Years	305	428
Non-compete agreement	68	4 Years	36	32
Software development costs	1,480			1,480
	$3,039		$1,099	$1,940
20

The following table outlines the estimated future amortization expense related to intangible assets:

Year ending April 30:

2013	$163
2014	134
$297

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

Engineering and Research and Development

Research and development costs are expensed as incurred, including Company-sponsored research and development and costs of patents and other intellectual property that have no alternative future use when acquired and in which we had an uncertainty of receiving future economic benefits. Development costs of a computer software product to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. Technological feasibility of a computer software product is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications (including functions, features and technical performance requirements) are completed. The Company had been developing computer software for its XcelaSAN storage caching product line. On November 4, 2010, the Company determined that technological feasibility of the product was established, and development costs subsequent to that date have been capitalized. Prior to November 4, 2010, the Company expensed all development costs related to this product line. In the third quarter of fiscal 2012 when the product was made available for general release to customers, the Company discontinued capitalizing development costs.

During the third quarter of fiscal 2012, the XcelaSAN product was available for general release and generated approximately $8 of revenue, which was significantly lower than expected. The Company capitalized approximately $0.9 million of XcelaSAN development cost in the first six months of fiscal 2012. The Company capitalized approximately $1.5 million of XcelaSAN research and development costs in fiscal 2011. The Company determined in fiscal 2012’s third quarter based on the estimated future net realizable value for the expected periods of benefit that the carrying value of capitalized software development cost was impaired. As such, approximately $2.4 million of capitalized software development cost was written down to zero.

Advertising

Advertising is expensed as incurred and amounted to $223, $228, and $389 in fiscal year 2012, fiscal year 2011 and fiscal year 2010, respectively.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses – Income Taxes Topic of the FASB ASC. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. The Company recognizes, in its consolidated financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position.  There are no material unrecognized tax positions in the financial statements.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers’ financial condition, as well as general economic conditions and, generally, requires no collateral from its customers. At April 30, 2012 and 2011, amounts due from one customer totaled approximately 16% and 22%, respectively of accounts receivable.

In fiscal 2012, fiscal 2011 and fiscal 2010, the Company had sales to one customer that accounted for approximately 11% each year of revenues.

Net income (loss) per share

Basic net income per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share was calculated in a manner consistent with basic net income (loss) per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing basic and diluted net loss per share.

	Year ended April 30, 2012
	Loss	Shares	Per share
	(numerator)	(denominator)	amount
Basic net loss per share-net loss and weighted average common shares outstanding	$(3,259)	10,625,713	$(.31)
Effect of dilutive securities-stock options	-	-	-

Diluted net loss per share -net loss weighted average common shares outstanding and effect of stock options	$(3,259)	10,625,713	$(.31)

	Year ended April 30, 2011
	Loss	Shares	Per share
	(numerator)	(denominator)	amount
Basic net loss per share-net loss and weighted average common shares outstanding	$(4,634)	8,923,268	$(.52)
Effect of dilutive securities-stock options	-	-	-
Diluted net loss per share-net loss weighted average common shares outstanding and effect of stock options	$(4,634)	8,923,268	$(.52)

	Year ended April 30, 2010
	Loss	Shares	Per share
	(numerator)	(denominator)	amount
Basic net loss per share-net loss and weighted average common shares outstanding	$(10,743)	8,890,914	$(1.21)
Effect of dilutive securities-stock options	-	-	-
Diluted net loss per share-net loss, weighted average common shares outstanding and effect of stock options	$(10,743)	8,890,914	$(1.21)

Diluted net loss per common share does not include the effect of options to purchase 1,795,900, 1,899,200 and 1,996,800 shares of common stock for the years ended April 30, 2012, 2011 and 2010, respectively, because they are anti-dilutive. Diluted net loss per common share for the year ended April 30, 2012 also does not include the effect of warrants to purchase 1,331,250 of common shares because they are anti-dilutive.

Product Warranty

The majority of the Company’s products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated.

	Balance	Charges to			Balance
	Beginning	Costs and			End
	of Year	Expenses	Other	Deductions	of Year
Year Ended
April 30, 2012	$79	6	-	(6)	$79

Year Ended
April 30, 2011	$79	1	-	(1)	$79

Year Ended
April 30, 2010	$79	6	-	(6)	$79

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred income tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.

Stock-Based Compensation

At April 30, 2012, the Company has stock-based employee and director compensation plans, which are described more fully in Note 6. New shares of the Company’s common stock are issued upon exercise of stock options.

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

The Company’s consolidated statement of operations for fiscal year ended April 30, 2012 includes $451 of stock based compensation expense. Stock based compensation expense is recognized in the results of operations on a ratable basis over the vesting periods. These stock option grants have been classified as equity instruments, and as such, a corresponding increase has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2012. In fiscal 2011 and fiscal 2010, stock-based compensation expense totaled $610 and $918, respectively. A corresponding increase is reflected in additional paid-in capital for these years. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model.

A summary of option activity for the fiscal year ended April 30, 2012 is as follows:

		Weighted	Weighted average	Aggregate
		average	remaining	intrinsic
	Shares	exercise price	contractual life	value(1)

Balance April 30, 2011	1,849,200	$2.88	5.91	$88

Granted	288,000	$1.10	-	-
Exercised	-	-	-	-
Expired	(391,300)	$3.97	-	-

Balance
April 30, 2012	1,745,900	$2.34	5.29	-

Exercisable
April 30, 2012	1,167,900	$2.62	5.43	-

Expected to vest
April 30, 2012	1,659,000	$2.34	5.29	-

(1) These amounts represent the difference between the exercise price and the closing price of Dataram common stock as of the end of the reporting period, $1.04 on April 30, 2012 as reported on the NASDAQ Stock Market. There are nil in-the-money options outstanding at April 30, 2012.

During fiscal 2012, 296,000 options completed vesting. As of April 30, 2012, there was $218 of total unrecognized compensation expense related to stock options. This expense is expected to be recognized over a weighted average period of approximately eight months. At April 30, 2012, 200,000 shares were authorized for future grant under the Company’s stock option plans.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010
Expected life (years)	3.0 to 3.3	3.0 to 6.0	3.0 to 6.0
Expected volatility	77%	56% to 79%	56%
Expected dividend yield	-	-	-
Expected forfeiture rate	5.0%	5.0%	5.0%
Risk-free interest rate	0.5% to 0.6%	0.7% to 2.9%	1.6% to 2.8%
Weighted average fair value of options granted during the year	$0.56	$1.07	$2.55

 The expected life represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated using the simplified method pursuant to SEC Staff Accounting Bulletin (SAB) Nos. 107 and 110. Expected volatility is based on the historical volatility of the Company’s common stock using the daily closing price of the Company’s common stock, pursuant to SAB 107. Expected dividend yield assumes the current dividend rate remains unchanged. Expected forfeiture rate is based on the Company’s historical experience. The risk-free interest rate is based on the rate of U.S Treasury zero-coupon issues with a remaining term equal to the expected life of the option grants.

Goodwill:

On March 31, 2009, the Company acquired the assets of MMB for cash plus contingent consideration. The excess of consideration paid over the net assets acquired is recorded as goodwill. We are obligated under the Asset Purchase Agreement to make contingent payments based on the earnings of MMB through March 31, 2013. The contingent purchase price amount for the acquisition in the fiscal year ended April 30, 2012 totaled $211 and is recorded as an addition to goodwill. The cumulative contingent purchase amount for the acquisition through April 30, 2012 totaled $2.4 million.

Following are details of the changes in our goodwill balances during the fiscal years ended April 30, 2012 and 2011:

	Fiscal year	Fiscal year
	ended	ended
	April 30, 2012	April 30, 2011
Beginning balance	$1,242	$754
Contingently payable acquisition purchase price	211	488
Ending balance	$1,453	$1,242

We test goodwill for impairment annually on March 1, using a fair value approach.

(2) Financing Agreements

On February 24, 2010, the Company entered into a Note and Security Agreement with David Sheerr, the sole owner of Sheerr Memory, LLC and a current employee and executive officer of the Company (See Note 4). Under the agreement, the Company borrowed the principal sum of $1.0 million for a period of six months, which the Company could extend for an additional three months without penalty. The loan bore interest at the rate of 5.25%. Interest was payable monthly, and the entire principal amount was payable in the event of the employee’s termination of employment by the Company. The loan was secured by a security interest in all machinery, equipment and inventory of Dataram at its Montgomeryville, PA location. The loan was paid in full on August 13, 2010. No further financing is available to the Company under this agreement.

On July 27, 2010, the Company entered into an agreement with a financial institution for formula-based secured debt financing of up to $5.0 million. Borrowings are secured by substantially all assets. On March 2, 2012, the agreement was amended to reduce the amount available under the credit facility to $3.5 million which, according to the Company’s projections, will be sufficient to allow for maximum borrowing under the formulas provided for in the agreement. On May 17, 2012, the agreement was amended and restated. The amended and restated documents reduced the interest rate to prime plus 6%, subject to a minimum of 9.25% and also not less than $8 per month. The loan facility allows borrowing of 90% of eligible domestic receivables. In addition, the loan facility now allows borrowing of 90% of eligible foreign receivables to a maximum of $500 and 25% of eligible inventory to a maximum of 20% of the amount available on receivables. The total credit line remains at $3.5 million and the Tangible Net Worth covenant is $2.0 million, measured quarterly. The Company agreed to pay an exit fee if it terminates the agreement more than 30 days prior to the one year anniversary of the amended and restated agreement. The amount of financing available to the Company under the agreement varies with the Company’s eligible accounts receivable and inventory. At April 30, 2012, the Company had approximately $1.1 million of additional financing available to it under the terms of the agreement.

Also, on July 27, 2010, the Company entered into an agreement with a vendor, Sheerr Memory, to consign a formula-based amount of up to $3.0 million of certain inventory into the Company’s manufacturing facilities. As of April 30, 2011, the Company has received financing totaling $1.5 million under this agreement, of which $1.0 million was used to repay in full a note payable to the employee arising from an agreement entered into with the employee in February, 2010 and which expired in August 2010. On December 14, 2011, the Company repaid the loan in full. No further financing is available to the Company under this agreement.

On December 14, 2011, the Company entered into a new Note and Security Agreement with Mr. Sheerr. The agreement provides for secured financing of up to $2.0 million. The Company is obligated to pay monthly, interest equal to 10% per annum calculated on a 360 day year of the outstanding loan balance. Principal is payable in sixty equal monthly installments, beginning on July 15, 2012. The Company may prepay any or all sums due under this agreement at any time without penalty. On closing, the Company borrowed $1.5 million under the agreement and repaid in full the $1.5 million due under the previously described agreement that the Company entered into with Sheerr Memory on July 27, 2010. On January 31, 2012, the Company has borrowed the full $2.0 million available under this agreement. Principal amounts due under this obligation are $33 per month beginning on July 15, 2012. For the next fiscal year following April 30, 2012, the principal amount due under this obligation is $333. In each of four fiscal periods from May 1, 2013 thru April 30, 2017, the principal amounts due under this obligation are $400. In the fiscal period from May 1, 2017 thru June 30, 2017, the principal amount due on this obligation is $67.

The weighted average interest rate on amounts borrowed under these agreements at April 30, 2012 and 2011 was 12.0% and 11.4%, respectively. The average dollar amount borrowed under these agreements for the fiscal years ended April 30, 2012, 2011 and 2010 was $2,121, $2,263 and $250, respectively.

(3) Securities Purchase Agreement

On May 11, 2011, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell an aggregate of 1,775,000 shares of its common stock and warrants to purchase a total of 1,331,250 shares of its common stock to such investors for aggregate net proceeds, after deducting fees to the Placement Agent and other estimated offering expenses payable by the Company, of approximately $3.0 million. The common stock and warrants were sold in fixed combinations, with each combination consisting of one share of common stock and 0.75 of one warrant, with each whole warrant exercisable for one share of common stock. The purchase price was $1.88 per fixed combination. The warrants became exercisable six months and one day following the closing date of the offering and will remain exercisable for five years thereafter at an exercise price of $2.26 per share. The exercise price of the warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common stock. After the one year anniversary of the initial exercise date of the warrants, the Company has the right to call the warrants for cancellation for $.001 per share in the event that the volume weighted average price of the Company’s common stock for 20 consecutive trading days exceeds $4.52. On May 17, 2011, this transaction closed.

(4) Related Party Transactions

During fiscal 2012 and 2011, the Company purchased inventories for resale totaling approximately $5.4 million and $2.6 million, respectively from Sheerr Memory.

When the Company acquired certain assets of MMB, it did not acquire any of its inventory. However, the Company informally agreed to purchase such inventory on an as needed basis, provided that the offering price was a fair market value price. The inventory acquired was purchased subsequent to the acquisition of MMB at varying times and consisted primarily of raw materials and finished goods used to produce products sold by the MMB business unit. Approximately $245 and $1.1 million respectively, of accounts payable in the Company’s consolidated balance sheets as of April 30, 2012 and 2011 is payable to Sheerr Memory. Sheerr Memory offers the Company trade terms of net 30 days and all invoices are settled in the normal course of business. No interest is paid. The Company has made further purchases from Sheerr Memory subsequent to April 30, 2012 and management anticipates that the Company will continue to do so, although the Company has no obligation to do so.

The Company has financing agreements with related parties (see note 2) Interest paid in fiscal 2012 to Sheerr Memory and David Sheerr totaled $178. Interest payable to David Sheerr on April 30, 2012 is $17.

(5) Income Taxes

Income tax expense for the years ended April 30 consists of the following:

	2012	2011	2010
Current:
Federal	$-	$-	$-
State	5	5	29
	5	5	29

Deferred:
Federal	-	-	3,216
State	-	-	366
	-	-	3,582
Total income tax expense	$5	$5	$3,611

Income tax expense differs from “expected” tax expense (computed by applying the applicable U. S. statutory Federal income tax rate to earnings before income taxes) as follows:

	2012	2011	2010

Federal income tax at statutory rates	$(1,106)	$(1,574)	$(2,425)
State income taxes (net of Federal income tax benefit)	(193)	(319)	395

Other	(47)	(259)	(138)

Total income tax expense (benefit) before provision for valuation allowance	(1,346)	(2,152)	(2,168)
Changes in valuation allowance	1,351	2,157	5,779
Total income tax expense	$5	$5	$3,611

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2012	2011
Deferred tax assets:
Compensated absences and severance, principally due to accruals for financial reporting purposes	$99	$121
Stock-based compensation expense	1,202	1,026
Accounts receivable, principally due to allowance for doubtful accounts and sales returns	78	88
Property and equipment, principally due to differences in depreciation	253	289
Intangible assets	360	390
Inventories	88	183
Domestic net operating losses	7,491	6,703
Software development costs	-	(577)
Alternative minimum tax	438	438
Other	66	58
Net deferred tax assets	10,075	8,719

Valuation allowance	(10,075)	(8,719)

Net deferred tax assets	$0	$0

The Company recorded a valuation allowance of $1.4 million and $2.2 million for the fiscal years ended April 30, 2012 and 2011, respectively. Management believes sufficient uncertainty exists regarding the realizability of the deferred tax asset items and that a valuation allowance is required. Management considers projected future taxable income and tax planning strategies in making this assessment. The amount of deferred tax assets considered realizable could materially change in the future if estimates of future taxable income change.

The Company has Federal and State net operating loss carryforwards of approximately $19.0 million and $17.1, million respectively. These can be used to offset future taxable income and expire between 2023 and 2032 for Federal tax purposes and 2016 and 2032 for State tax purposes.

The Company adopted FASB guidance for accounting for uncertainty in income taxes on May 1, 2008. The implementation of this guidance did not result in a material adjustment to the Company’s liability for unrecognized income tax benefits. At the time of adoption and as of April 30, 2012, the Company currently was not and is not engaged in an income tax examination by any tax authority. The Company recognizes interest and penalties on unpaid taxes in its income tax expense. No interest or penalties were recognized during the Company’s fiscal years ended April 30, 2012, 2011, or 2010.The Company files income tax returns in the United States and in various states. The Company’s significant tax jurisdictions are the U.S. Federal, New Jersey and Pennsylvania. The tax years subsequent to 2007 remain open to examination by the taxing authorities.

(6) Stock Options

The Company has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company’s common stock at an option price to be no less than the fair market value of the Company’s common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years. At April 30, 2012, 1,009,900 of the outstanding options are exercisable. No Futher options may be granted under this plan.

The status of the plan for the three years ended April 30, 2012, is as follows:

	Options Outstanding
		Exercise	Weighted
		price	average
	Shares	per share	exercise price

Balance April 30, 2009	965,675	$ 1.280-24.250	$4.491

Granted	899,500	1.530-2.650	2.549
Exercised	(17,125)	1.990-4.090	2.576
Expired	(221,250)	1.990-24.250	6.303
Balance April 30, 2010	1,626,800	$ 1.280-24.250	$3.191

Granted	139,000	1.580-2.160	1.758
Exercised	(10,000)	1.280	1.280
Expired	(190,600)	1.580-24.250	5.566
Balance April 30, 2011	1,565,200	$ 1.280-7.980	$2.786

Granted	288,000	1.060-1.120	1.099
Exercised	-	-	-
Expired	(335,300)	1.120-7.980	3.611
Balance April 30, 2012	1,517,900	$ 1.060-4.090	$2.284

The Company also has a 2011 incentive and non-statutory stock option plan for the purpose of permitting certain key employees and consultants to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. No executive officer or director of the Company is eligible to receive options under the 2011 plan. In general, the plan allows granting of up to 200,000 shares of the Company’s common stock at an option price to be no less than the fair market value of the Company’s common stock on the date such options are granted. Options granted under the plan vest ratably on the annual anniversary date of the grants. There have been nil shares granted under this plan.

The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire either five or ten years after date of grant. Vesting periods for options currently granted under the plan range from one to two years. At April 30, 2012, 228,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2012, is as follows:

	Options Outstanding
		Exercise price	Weighted average
	Shares	per share	exercise price

Balance April 30, 2009	292,000	$ 1.990-7.980	$4.668

Granted	140,000	2.570	2.570
Exercised	(32,000)	1.990-3.330	2.325
Expired	(80,000)	2.990-7.980	5.672

Balance April 30, 2010	320,000	$ 1.990-7.980	$3.734

Granted	-	-	-
Exercised	-	-	-
Expired	(36,000)	6.420-6.630	6.560

Balance April 30, 2011	284,000	$ 1.990-7.980	$3.375

Granted	-	-	-
Exercised	-	-	-
Expired	(56,000)	4.700-7.980	6.106

Balance April 30, 2012	228,000	$ 1.990-4.090	$2.705

Other Stock Option Expense

During fiscal 2009’s first quarter, the Company granted options to purchase 50,000 shares of the Company’s common stock to a privately held company in exchange for certain patents and other intellectual property. The options granted are exercisable at a price representing the fair value at the date of grant, were 100% exercisable on the date of grant and expire ten years after the date of grant. The calculated fair value of these options was approximately $121 and was determined using the Black-Scholes option-pricing model.

(7) Accrued Liabilities

Accrued liabilities consist of the following at April 30:

	2012	2011
Payroll, including vacation	$259	$331
Commissions	100	125
Bonuses	130	148
Contingently payable acquisition purchase price	-	56
Other	277	180
	$766	$840

(8) Commitments and contingencies

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements. Rent charged to operations pursuant to such operating leases amounted to approximately $516 in 2012, $655 in 2011 and $654 in 2010.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2012 are as follows:

Year ending April 30:
2013	$352
2014	365
2015	374
2016	368
2017	114
Thereafter	-
$1,573

Purchases

At April 30, 2012, the Company had open purchase orders outstanding totaling $1.3 million primarily for inventory items to be delivered in the first three months of fiscal 2013. These purchase orders are cancelable.

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. Royalties charged to operations pursuant to such agreements amounted to approximately $94 in 2012, $93 in 2011 and $131 in 2010.

Legal Proceedings

The landlord for the property previously leased by the Company in Ivyland, Pennsylvania filed suit against the Company, which vacated the property at the expiration of its lease, for the Company’s alleged failure to restore the property to its original condition. The landlord is currently in possession of a security deposit in the amount of $52. The Company denies its liability for the restoration of the property and believes that the outcome cannot be determined at this time. After consulting with legal counsel, management estimates that any amounts ultimately due by the Company will not have a material impact on the Company’s financial condition.

(9) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee’s contribution, subject to a maximum of 4.5 percent. The Company’s matching contributions aggregated approximately $248, $301 and $307 in 2012, 2011 and 2010, respectively.

(10) Revenues by Geographic Location

The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues, total assets and long lived assets for 2012, 2011 and 2010 by geographic region is as follows:

	United
	States	Europe	Other*	Consolidated
April 30, 2012
Revenues	$27,980	$5,393	$2,706	$36,079
Total assets	$11,373	$54	$3	$11,430
Long lived assets	$2,503	$0	$0	$2,503

April 30, 2011
Revenues	$37,400	$6,481	$2,966	$46,847
Total assets	$14,783	$37	$0	$14,820
Long lived assets	$4,256	$0	$0	$4,256

April 30, 2010
Revenues	$35,566	$4,484	$3,970	$44,020
Total assets	$17,511	$133	$9	$17,653
Long lived assets	$2,738	$0	$0	$2,738

*Principally Asia Pacific Region

(11) Quarterly Financial Data (Unaudited)

	Quarter Ended
Fiscal 2012	July 31	October 31	January 31	April 30

Revenues	$10,270	$10,406	$8,420	$6,983
Gross profit	2,894	2,521	1,671	1,484
Net income (loss)	(854)	(1,179)	(4,183)	2,957
Net income (loss) per basic and diluted common share	(.08)	(.11)	(.39)	.28

	Quarter Ended
Fiscal 2011	July 31	October 31	January 31	April 30

Revenues	$12,744	$10,949	$11,873	$11,281
Gross profit	3,123	2,413	2,903	2,631
Net loss	(1,239)	(1,715)	(839)	(841)
Net loss per basic and diluted common share	(.14)	(.19)	(.09)	(.09)

Earnings (loss) per share is calculated independently for each quarter and, therefore, may not equal the total for the year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Dataram Corporation

We have audited the accompanying consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2012 and 2011, and their results of operations and cash flows for each of the years in the three-year period ended April 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Roseland, New Jersey

July 27, 2012

Selected Financial Data

(Not covered by Independent Registered Public Accounting Firm’s Reports)

(In thousands, except per share amounts)

Years Ended April 30,	2012	2011	2010	2009	2008

Revenues	$36,079	$46,847	$44,020	$25,897	$30,893
Net earnings (loss)	(3,259)	(4,634)	(10,743)	(3,135)	1,608
Basic earnings (loss) per share	(.31)	(.52)	(1.21)	(.35)	.18
Diluted earnings (loss) per share	(.31)	(.52)	(1.21)	(.35)	.18
Current assets	8,927	10,564	14,810	18,533	24,865
Total assets	11,430	14,820	17,653	24,555	26,110
Current liabilities	2,237	7,439	6,261	3,075	2,491
Total stockholders’ equity	7,526	7,381	11,392	21,099	23,619
Cash dividends paid	-	-	-	-	2,114

DIRECTORS AND CORPORATE OFFICERS

Directors

John H. Freeman

President and Chief Executive Officer

of Dataram Corporation

Thomas A. Majewski*

Chairman of the Board of Directors

Roger C. Cady*

Principal, Arcadia Associates

Rose Ann Giordano*

President, Thomis Partners

*Member of audit committee

Corporate Officers

John H. Freeman

President and Chief Executive Officer

Mark E. Maddocks (Retired January 13, 2012)

Vice President, Finance and

Chief Financial Officer

Marc P. Palker

Chief Financial Officer

Jeffrey H. Duncan

Vice President of Manufacturing

and Engineering

David A. Sheerr

General Manager, Micro Memory Bank

Anthony M. Lougee

Controller

Thomas J. Bitar

Secretary

Member, Dillon, Bitar & Luther, L.L.C.

Corporate Headquarters

Dataram Corporation

777 Alexander Park

Suite 100

Princeton, NJ 08540

609-799-0071

Auditors

J.H. COHN LLP

Roseland, NJ

General Counsel

Dillon, Bitar & Luther, L.L.C.

Florham Park, NJ

Transfer Agent and Registrar

American Stock Transfer and Trust Company

10150 Mallard Creek Drive

Suite 307

Charlotte, NC 28262

Stock Listing

Dataram’s common stock is listed on

the NASDAQ with the trading symbol DRAM.

Annual Meeting

The annual meeting of shareholders

will be held on Thursday, September 27,

2012, at 2:00 p.m. at Dataram’s

corporate headquarters at:

777 Alexander Park

Suite 100

Princeton, NJ 08540

Form 10-K

A copy of the Company’s Annual Report

on Form 10-K filed with the Securities

& Exchange Commission is available

without charge to shareholders.

Address requests to:

Chief Financial Officer

Dataram Corporation

777 Alexander Park

Suite 100

Princeton, NJ 08540

Corporate Headquarters

Dataram Corporation

777 Alexander Park

Suite 100

Princeton, NJ 08540

Toll Free: 800-DATARAM

Phone: 609-799-0071

Fax: 609-799-6734

www.dataram.com

